UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 2
to Form SB-2 on

FORM S-1/A

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933



ETERNAL IMAGE, INC.

(Exact name of small business issuer in its charter)

DELAWARE	3990	20-4433227
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

28800 Orchard Lake Road, Suite 130
Farmington Hills, Michigan 48334
(248) 932-3333
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CLlNTON R. MYTYCH
Chief Executive Officer
28800 Orchard Lake Road, Suite 130
Farmington Hills, Michigan 48334
(248) 932-3333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:
THOMAS E. BOCCIERI, ESQ.
561 SCHAEFER AVENUE
ORADELL, NJ 07649
(201) 983-2024

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	**Accelerated filer**	☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	**Smaller reporting company**	☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered(1)	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee (3)
Common Stock, $0.001 par value	140,602,940 (2)	$ 0.02	$ 2,812,058.80	$ 110.51

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended. The price per share of the shares offered by the Selling Shareholders has been arbitrarily determined by the Company and the Selling Shareholders.

(2) Represents: (a) 54,452,940 shares of the Registrant's common stock being registered for resale that were underlying convertible promissory notes issued to one of the selling shareholders named in this registration statement which notes have been converted by said selling shareholder. and (b) 86,150,000 shares of the Registrant's common stock being registered for resale that are held by the remaining nine selling shareholders. The remaining selling shareholders are affiliates of the Registrant.

In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.;

(3) Previously paid.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED OCTOBER 3, 2008

The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

Eternal Image, Inc. previously filed a registration statement on Form SB-2 (SEC File No. 333-148695) on January 16, 2008 and pre-effective Amendment Number 1 thereto on Form S-1 on August 11, 2008. This pre-effective Amendment Number 2 on Form S-1 amends the registration statement, as amended, to add, delete and/or revise certain information contained therein primarily in response to the comments contained in the September 5, 2008 Staff comment letter from the U.S. Securities and Exchange Commission, and to update the financial statements and related information to include the six months ended June 30, 2008. In addition, additional exhibits (such as a recently adopted stock option plan, licensing agreements, promissory notes and a recent amendment to the Registrant's certificate of incorporation) are included with this filing.



PROSPECTUS

ETERNAL IMAGE, INC.

140,602,940 Shares of Common Stock, $0.001 Par Value

This prospectus relates to the offer of up to:

- 54,452,940 shares of the common stock of Eternal Image, Inc. by one of the selling shareholders identified in this prospectus as North Atlantic Resources, Limited, which shares it has received by exercising its conversion right to acquire pursuant to the terms of a Convertible Promissory Note; and
- 86,150,000 shares of the common stock of Eternal Image, Inc. by the nine remaining individual selling shareholders. We will not receive any proceeds from the sales of shares by the selling shareholder.

The selling shareholders will sell at a price of $0.02 per share until our shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices.

This is the initial registration of shares of our common stock. Our securities are currently traded on the Pink Sheets, under the symbol "ETNL". However, our securities are not currently eligible for trading on any national securities exchange, the NASDAQ or other over-the-counter markets, including the Over-the-Counter Bulletin Board®. The Pink Sheets are not recognized as an established trading market for securities.

INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU MAY LOSE YOUR ENTIRE INVESTMENT. CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE INVESTING.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

The date of this prospectus is _____, 2008

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with additional or different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following summary highlights material information from this document. Contents from our website, www.eternalimage.net, are not part of this prospectus. You should read the entire prospectus carefully, including the more detailed information regarding our company, the risks of purchasing our common stock discussed under "risk factors," and our financial statements and the accompanying notes.

Our History

We are a Delaware corporation that, as a result of a February 15, 2006, acquisition known as a reverse merger, has entered into the business of manufacturing (through subcontracting) and marketing of branded, licensed funerary products (such as funeral caskets, urns and vault covers) for humans and pets. Prior to this acquisition, we had become an inactive "public shell" corporation with no operations or revenues, and our only business activity was to seek a merger or acquisition candidate. We were originally incorporated in the State of Delaware on July 17, 1990 under the name of International Testing Services, Inc. We changed our name on June 2, 2005 to VIP Ventures, Inc. and on November 4, 2005 to Diamics, Inc. At the time of the aforementioned reverse merger, our name was Diamics, Inc.

Diamics, Inc. had been inactive since approximately December 1, 2005 and since that time had no operations until the acquisition of a Michigan corporation, Eternal Image, Inc. (the "Acquired Company") on February 15, 2006 in the reverse merger. The Acquired Company was originally formed on July 11, 2003 in the State of Michigan as an "S" corporation known as Eternal Image, Inc. On July 19, 2004, it was reorganized into a Michigan Limited Liability Company (Eternal Image, Inc. LLC). Finally on January 26, 2006, it was once again reorganized into a Michigan "C" corporation known as Eternal Image, Inc.

In connection with the acquisition, Diamics, Inc., on January 31, 2006, restated its articles of incorporation with the State of Delaware to change its name to Eternal Image, Inc. We are now the surviving corporation of this acquisition operating under our new name, Eternal Image, Inc. (the Delaware corporation). As a result of the acquisition transaction, we assumed the funerary products business operations of the acquired Michigan corporation and that Michigan entity ended its corporate existence. Since the date of the acquisition (February 15, 2006), our only business operations became that of the Acquired Company. For financial reporting purposes, the Michigan "C" corporation was considered the accounting acquirer in the merger and the merger was accounted for as a reverse merger. Accordingly, the historical financial statements presented herein are those of the Michigan "C" corporation and do not include the historical financial results of Diamics, Inc. All costs associated with the reverse merger transaction were expensed as incurred. The aggregate purchase price of the acquisition of the "public shell" (Diamics, Inc.) was $30,000 ($15,000 in cash and $15,000 in warrants) and 52,200,000 shares of the public shell. The value of the 52,200,000 shares of the public shell was zero since there was no trading market for its common stock at the time of acquisition. In addition, in the reverse merger, we valued all the acquired liabilities and assets of Diamics, Inc. at fair market value and attributed the remainder ($23,500) to goodwill. Unless otherwise indicated, use of the terms in this Prospectus such as "We", "Us", "Our" or other similar terms or words refers to the entity that survived the acquisition and is now operating in the funerary products business.

Forward Splits

On February 15, 2006, in connection with the aforementioned reverse merger, we effected a 100 for one forward split of our common stock. Subsequently, on September 21, 2006, we effected a four for one forward split of our common stock. Unless otherwise indicated, information with respect to the issued and outstanding shares of the Company's common stock and shares issuable upon the exercise of any warrants is based on the forward splits as if they had occurred prior thereto.

Reverse Split

On January 15, 2008, to proportionately reduce our shares outstanding, we effected a 1 to 20 reverse split of our common stock. Unless otherwise indicated, information with respect to the issued and outstanding shares of the Company's common stock and shares issuable upon the exercise of any warrants is based on the forward splits as if they had occurred prior thereto.

Our Business and Strategy

We started our operational phase and began selling product in 2007. Prior to this, we were in the development stage trying to creating its own market within the funerary products industry. Management believes that we have no direct competition in this market**.** We secure license agreements with appropriate brand licensors and develop funerary products using the brand logo and images prominently in the design of the funerary product. Currently, we have license agreements with such brand name entities as The Vatican Library Collection, American Kennel Club, Cat Fanciers' Association, Major League Baseball, Star Trek, and Precious Moments. The long term plans of the company are to pursue and secure other license arrangements with reputable, household names that will be a good fit with our products.

Currently, we produce (through contract manufacturers) and market two logo designed products: caskets and urns. In addition, we have secured licensing rights with Major League Baseball and Star Trek for vault covers (also known as carapaces); and with the American Kennel Club and Cat Fanciers' Association for garden memorial stones.

We contract a Chief Designer, who along with a contracted design team designs our products subject to the approval of the particular licensor and our management team.

Our marketing strategy is two-pronged. Our primary targets are funeral homes, directors, distributors and funeral home conglomerates to which we sell our products. We reach these targets through the use of independent sales representatives. Our second target is the American public, who we attempt to expose to our products through channel appropriate advertising such as in "Catholic Digest", "Baseball Digest", "Dog Fancy Magazine" and public relations positioning efforts.

Convertible Promissory Note

We have filed this registration statement in connection with the shares of our common stock underlying the October 10, 2007 $650,000 Convertible Promissory Note that we issued to North Atlantic Resources, Limited (the "North Atlantic Note"). We had agreed with the lender, North Atlantic, to give it the option to have the shares into which the loan can be converted covered by a registration statement filed with the US Securities and Exchange Commission. In addition, the North Atlantic Note provides: for interest of 20% per annum, an option to convert up to the principal amount plus accrued interest into shares of common stock at the rate of one share for every $.002 of principal and accrued interest annum being converted, and a due date of principal and all interest of February 28, 2008. On December 17, 2007, the lender, North Atlantic, exercised its option to convert the principal and interest into shares of our common stock. The total amount of the principal and accrued interest on the conversion date was $680,908.00 which was converted into to 54,452,940 shares of our common stock which is being registered in the registration statement of which this prospectus is a part.

Our Corporate Information

We maintain our corporate offices at 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334. The office phone number is 248.932.3333, and the fax number is 248.932.3006. We also have a website at www.eternalimage.net. However, the information contained in our website is not incorporated by reference into this prospectus.

The Offering

Securities offered by Selling Shareholders	Up to 140,602,940 shares of our common stock that are currently outstanding.
Shares Outstanding	378,244,044 shares of common stock.
Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling shareholder in this offering.
Risk Factors	An investment in our common stock involves a high degree of risk and could result in a loss of your entire investment.

Selected Financial Data

The following financial information summarizes the more complete historical and audited financial information provided in this prospectus.

	December 31, 2006 (audited)	December 31 2007 (audited)	June 30, 2008 (unaudited)
Balance Sheet			
Total Assets	$751,449	$1,481,211	$1,604,058
Total Liabilities	$537,078	$1,027,723	$1,061,603
Stockholders' Equity (Deficit)	$214,371	$ 453,488	$ 542,455

	Year ended 12/31/06 (audited)	Year ended 12/31/07 (audited)	Six Months ended 6/30/07 (unaudited)	Six Months ended 6/30/08 (unaudited)
Statement of Operations				
Revenues	$0	$309,147	$238,160	$117,506
Total Operating Expenses	$4,976,714	$2,515,848	$940,691	$5,227,366
Net Loss	$(4,987,272)	$(2,486,311)	$(850,765)	$(5,224,938)

RISK FACTORS

Please consider the following risk factors together with the other information presented in this prospectus, including the financial statements and the notes thereto, before investing in our common stock. The trading price of common stock could decline due to any of the following risks, and you might lose all or part of your investment.

Any investment in our common stock involves a high degree of risk. The following risk factors relating to us should be carefully considered.

RISKS RELATED TO OUR BUSINESS

We have begun operations in 2007 and have a limited operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are an operational stage company with limited operating results to date. Since we do not have an established operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives. We just started receiving revenues in 2007. For the six months ended June 30, 2008, our revenues were just $117,506.

The absence of any significant operating history for us makes forecasting our revenues and expenses difficult, and we may be unable to adjust our spending in a timely manner to compensate for unexpected revenue shortfalls.

As a result of the absence of any significant operating history for us, it is difficult to accurately forecast our future revenues. In addition, we have limited meaningful historical financial data upon which to base planned operating expenses. Current and future expense levels are based on our operating plans and estimates of future revenues. Revenues and operating results are difficult to forecast because they generally depend on our ability to promote events and the growth in popularity of our franchise. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would result in further substantial losses. We may also be unable to expand our operations in a timely manner to adequately meet demand to the extent it exceeds expectations.

We are attempting to create a new market which, because of public tastes and perception may not meet with general or public acceptance.

The concept of designer funeral caskets, vault covers and urns is a relatively new one that has only received limited market acceptance to date. We cannot forecast what the public perception of our products will be, or if the concept will meet public resistance. Our success, if any, will depend upon the public perception of the products.

We may be unable to compete successfully with our competitors.

Although we do not face direct competition in the field of branded funeral caskets, vault covers and urns, we do compete generally from other, more established and financially sound manufacturers of funerary products. These include Batesville Casket Corporation (a division of Hillenbrand Industries), the Aurora Casket Company and the York Casket Corporation. If we are unable to distinguish our designer funerary products, we may be unable to compete successfully with current or future competitors. This would cause our revenues, if any, to decline and affect our ability to achieve profitability.

We are dependent upon our brand licensing arrangements for the uniqueness of our products.

We currently have licensing arrangements with such brand names as Major League Baseball, AKC, the Vatican Library Collection, and others under which we produce our designer funerary products. We believe that our business is unique because of these licensing arrangements upon which we are dependent. If these arrangements, or any one of them, were to be terminated or not renewed, we would lose any perceived advantage that we may have in this new market. This would cause our revenues, if any, to decline and affect our ability to achieve profitability. Furthermore, if they all were terminated or not renewed, and we are unable to replace them, would likely have to cease operations.

The establishment of relationships with advertisers is necessary for us to achieve significant revenues.

Our revenue model includes significant advertising dollars. If we are unable to forge sufficient relationships with key advertisers, we might not be able to achieve the revenues that we are projecting. For the years ending December 31, 2006 and 2007, and for the six months ended June 30, 2008, we had public relations and marketing expenses of $97,127; $487,332; and $251,557, respectively. If we have the financial resources, over the next 12 months, we expect to have an additional $400,000 in public relations and marketing expenses. There is no assurance that we will financial resources to do so. In the event that we are unable to make such advertising expenditures, our chances for successfully executing our business plan may be adversely affected.

A decline in general economic conditions could adversely affect our business.

Our operations are affected by general economic conditions, which generally may affect consumers' disposable income and the level of advertising spending. The demand for our products may be highly sensitive to the level of consumers' disposable income. Decline in general economic conditions could reduce the level of discretionary income that available to purchase our products which could adversely affect our revenues.

Our limited operating history makes us highly reliant on management.

We lack the goodwill of an established business and therefore rely on individual members of current management to create business strategies and relationships and operating systems and procedures necessary for us to survive and prosper. The departure of one or more of our executives could impair our operations. If we are unable to find suitable replacements for departed management, we might incur losses that impair investors' investments in the Company.

If we are unable to hire additional needed personnel, our growth prospects will be limited, or our operations may be impaired.

Our business requires uniquely trained and experienced professionals, and our success depends in large part upon our ability to attract, develop, motivate, and retain highly skilled personnel. Qualified employees will be a limited resource for the foreseeable future. As a new company with little history, we may have particular difficulty hiring qualified personnel. If we are unable to retain necessary personnel, our business will probably suffer, and investors may incur losses on their investment in the Company.

If we lose the services of any of our contract manufacturers or suppliers, we may not be able to obtain alternate sources in a timely manner, which could harm our customer relations and adversely affect our net revenues and harm our results of operations.

If any of our subcontractors or suppliers ceased doing business with us, we may not be able to obtain alternative sources in a timely or cost-effective manner. Due to the amount of time that it usually takes us to qualify contract manufacturers and suppliers, we could experience delays in product shipments if we are required to find alternative subcontractors and suppliers. Some of our suppliers have or provide technology or trade secrets, the loss of which could be disruptive to our procurement and supply processes. If a competitor should acquire one of our contract manufacturers or suppliers, we could be subjected to more difficulties in maintaining or developing alternative sources of supply of some components or products. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and materially and adversely affect our business, financial condition or results of operations.

If our contract manufacturers are unable or unwilling to manufacture our products at the quality and quantity we request, our business could be harmed.

We outsource all of our manufacturing to three primary manufacturers, Credeman Solutions, Inc. (Spirit Lake, IA), Multi-Trade Global Sourcing Corporation (Orlando, FL) and United Global Sourcing Inc. (Troy, Michigan) Our reliance on these third-party manufacturers exposes us to a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

- lack of guaranteed production capacity or product supply; and

- reliance on these manufacturers to maintain competitive manufacturing technologies.

Our arrangements with these manufacturers provide for services on a purchase order basis and are not governed by written contracts. If our manufacturers were to become unable or unwilling to continue to manufacture our products at requested quality, quantity, yields and costs, or in a timely manner, our business would be seriously harmed. As a result, we would have to attempt to identify and qualify substitute manufacturers, which could be time consuming and difficult, and might result in unforeseen manufacturing and operations problems. In addition, if we find it necessary to shift products among third-party manufacturers, we may incur substantial expenses, risk material delays or encounter other unexpected issues.

In addition, a natural disaster could disrupt our manufacturers' facilities and could inhibit our manufacturers' ability to provide us with manufacturing capacity in a timely manner or at all. If this were to occur, we likely would be unable to fill customers' existing orders or accept new orders for our products. The resulting decline in net revenues would harm our business. We also are responsible for forecasting the demand for our individual products. These forecasts are used by our contract manufacturers to procure raw materials and manufacture our finished goods. If we forecast demand too high, we may invest too much cash in inventory, and we may be forced to take a write-down of our inventory balance, which would reduce our earnings. If our forecast is too low for one or more products, we may be required to pay charges that would increase our cost of revenues or we may be unable to fulfill customer orders, thus reducing net revenues and therefore earnings.

RISKS RELATED TO CAPITAL STRUCTURE

Our revenues from operations may not be sufficient to meet our capital needs. Accordingly, we may need to raise additional funds, which may not be available to us on favorable terms, if at all, thereby potentially disrupting the growth of our business and ability to generate revenues.

For the six months ended June 30, 2008, the Company has generated only $117,506 in revenues from its current operations. While we have orders for our products, there can be no guarantee that these orders will produce profits. Accordingly it may be necessary to raise additional capital to continue operations. In this regard, we estimate that we will need a minimum of $1,500,000 to satisfy our cash requirements over the next 12 months. These funds may not be available to us either through equity and/or debt financing, or if available, not under terms acceptable to us. Failure to obtain these funds may result the discontinuation of our operations.

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other shareholders wanted it to occur.

As of June 30, 2008, our executive officers, directors, and principal shareholders who hold 5% or more of our outstanding common stock beneficially owned, in the aggregate, approximately 60.1% of our outstanding common stock. Furthermore, including preferred voting shares held by our president, insiders have a total of 73.60% of the voting shares (common and preferred) outstanding. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with us even if our other shareholders wanted it to occur.

In the event that we raise additional capital through the issuance of equity securities, or securities exercisable for or convertible into our equity securities, our shareholders could experience substantial dilution.

If we raise additional capital by issuing equity securities or convertible debt securities, our existing shareholders may incur substantial dilution. Further, any shares so issued may have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common stock.

The market price of our common stock may be volatile.

The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industries, or public perception, or sales of our common stock. These factors may materially adversely affect the market price of our common stock, regardless of our performance.

In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There is no assurance of an established public trading market, and the failure to establish one would adversely affect the ability of our investors to sell their securities in the public market.

Our common stock is not registered under the Exchange Act so that there is limited publicly available information on the Company. Our common stock, however, is traded on the Pink Sheets. Upon having our common stock registered under the Exchange Act, we intend to seek approval for trading on the OTC Bulletin Board. No assurance can be given that such approval will be obtained or the timing thereof. Even if such listing is obtained, the FINRA has enacted recent changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the FINRA's automated quotation system (the "NASDAQ Stock Market"). Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

Factors which may adversely affect market prices of the Company's common stock.

Market prices for our common stock will be influenced by a number of factors, including:

- the issuance of new equity securities pursuant to a future offering or acquisition;

- changes in interest rates;

- competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- variations in quarterly operating results;

- changes in financial estimates by securities analysts;

- the depth and liquidity of the market for our common stock;

- investor perceptions of our company

- general economic and other national conditions.

Shares eligible for future sale may adversely affect the market price of our common stock.

All of the current holders of our restricted common stock, including the former shareholders of the private Michigan corporation who received shares of our common stock in the Reverse Merger, are or will be eligible to sell all or some of their shares of common stock, under certain conditions, by means pursuant to Rule 144 promulgated under the Securities Act ("Rule 144"). In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144. In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

The above summarization of Rule 144 notwithstanding, Rule 144 is not available for the resale of securities initially issued by a shell company (reporting or non-reporting) or a former shell company. We are a former shell company. These securities can be resold only through a resale registration statement (such as the one this prospectus is a part of), unless certain conditions are met. These conditions are:

- the issuer of the securities has ceased to be a shell company;
- the issuer is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;
- the issuer has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports; and
- one year has elapsed since the issuer has filed current ''Form 10 information'' with the Commission reflecting its status as an entity that is no longer a shell company such as the registration statement of which this a part.

Our common stock is considered a "penny stock" and may be difficult to sell.

Our common stock is considered to be a "penny stock" since it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) it is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Additionally, Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Provisions in our certificate of incorporation and bylaws, both as amended, and under Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the shareholders of our company may deem advantageous. These provisions:

- authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

- allow shareholders to request that we call a special meeting of our shareholders only if the requesting shareholders hold of record at least a majority of the outstanding shares of common stock;

- provide that the board of directors is expressly authorized to make, alter, amend or repeal our bylaws; and

- provide that business to be conducted at any special meeting of shareholders be limited to matters relating to the purposes stated in the applicable notice of meeting.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal controls over financial reporting, and attestation of our assessment by our independent registered public accountants. On September 22, 2005, the SEC extended the compliance dates for non-accelerated filers, as defined by the SEC, by one year. Accordingly, we believe that this requirement will first apply to our annual report for fiscal 2009. The SEC has recently proposed new rules on compliance with Section 404. In any event, the standards that must be met for management to assess the internal controls over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal controls over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

We do not foresee paying cash dividends in the foreseeable future.

We have not paid cash dividends on our stock and do not plan to pay cash dividends on our common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. For example, statements regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. These statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "potential(ly)," "continue," "forecast," "predict," "plan," "may," "will," "could," "would," "should," "expect" or the negative of such terms or other comparable terminology. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. However, these forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results or experience may differ materially from those expected or anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, regulatory policies, competition from other similar businesses, and market and general policies, competition from other similar businesses, and market and general economic factors. This discussion should be read in conjunction with the condensed consolidated financial statements and notes thereto included in this prospectus.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy, and liquidity. All subsequent forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus, which would cause actual results to differ before making an investment decision. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Since our stock is trading on the Pink Sheets (ETNL.PK) and the Pink Sheets are not recognized as an established trading market for securities, we and our selling shareholders have arbitrarily determined the initial fixed price at which the selling shareholders shares will be offered. Specifically, the selling shareholders will offer their shares at a price of $0.02 per share until our shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices. We considered several factors in such determination, including the following:

- Prevailing industry market conditions, including the history and prospects for the industry in which we compete;
- Our financial condition ;
- General conditions in the securities markets;
- Our future prospects;
- Our limited operating history; and
- Our capital structure.

Accordingly, the offering price of the shares of common stock by the selling shareholders does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time or from time to time in the future. Additionally, because we have no significant operating history and have not generated significant revenues to date, the price of selling shareholders' shares of common stock is not based on past earnings, nor is the price of the shares of common stock indicative of current market value of our assets. No valuation or appraisal has been prepared for our business and potential business expansion. You cannot be sure that a public market for any of our securities will develop and continue or that the shares of common stock will ever trade at a price higher than the offering price in this offering.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Prior to our reverse merger in February 2006, our common stock was not publicly traded. Currently, our common stock is traded on the pink sheets. Our symbol is ETNL.PK. Such over-the-counter quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. The Pink Sheets are not recognized as an established public trading market. The following chart shows the high and low bid prices per share per calendar quarter for the most recent eight calendar quarters

	High Bid Price	Low Bid Price
Fourth Quarter 2006	$ 0.019	$ 0.0016
First Quarter 2007	$ 0.014	$ 0.0010
Second Quarter 2007	$ 0.016	$ 0.0072
Third Quarter 2007	$ 0.013	$ 0.0070
Fourth Quarter 2007	$ 0.010	$ 0.0038
First Quarter 2008	$ 0.026	$ 0.0235
Second Quarter 2008	$ 0.017	$ 0.0165
Third Quarter 2008	$ 0.019	$ 0.012

Effective January 15, 2008, we effected a 1 to 20 reverse split. All of the above listed bid prices have been adjusted to reflect the September 26, 2006 and January 15, 2008 stock splits as if they had already occurred.

On June 30, 2008, there were at least 15 broker-dealers making a market in our common stock. On that date, the closing bid and asked prices of our common stock as traded on the Pink Sheets were $0.017 and $0.0165 per share, respectively.

Holders

As of June 30, 2008, we have 378,244,044 (post Reverse Split) shares of our common stock issued and outstanding. As of that date, our shares of common stock were held by approximately 1,800 shareholders of record. This does not include an indeterminate number of beneficial owners of securities whose shares are held in the names of various dealers and clearing agencies.

Securities Authorized for Issuance under Equity Compensation Plans

On September 10, 2008, our Board of Directors adopted the Eternal Image, Inc. 2008 Equity Incentive Plan which was then approved on that same date by the consent of shareholders holding a majority of the shares then outstanding. The plan authorizes up to 20,000,000 shares of our common stock for issuance under this plan. To date, we have not made any issuances or grants under the plan.

Registration Rights

Except for the shares covered by the Form S-1 registration statement, as amended, that we have filed with the Securities and Exchange Commission of which this prospectus is a part, we have not granted registration rights to any of our shareholders or to any other person.

DIVIDENDS

We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

DILUTION

Since all of the shares of common stock being registered are already issued and outstanding, no dilution will result from this offering.

PLAN OF DISTRIBUTION

General

Each selling shareholder and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. The selling shareholders will sell at a price of $0.02 per share until our shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices. Each selling shareholder will act independently from us in making decisions with respect to the manner, timing, price and size of each sale. A selling shareholder may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

- broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

- any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

We are required to pay certain fees and expenses incurred by us, incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

Registration Obligations

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.


BUSINESS


Overview

The business of providing burial products for the deceased has literally been around for thousands of years. For almost as long a period of time, burial containers such as caskets have remained relatively unchanged. The modern funerary marketplace, although a considerably large and profitable industry, offers nothing unique or artistic in the way of casket designs. According to the National Funeral Directors Association as quoted by TheStandard.com., "Americans spend between $16 to $24 billion annually on funeral services and related expenses."

Within the funeral industry, customer loyalty is a foreign concept. Customer loyalty is only practiced to the extent of which funeral home an individual will choose, especially in rural areas where there has been a single, prominent funeral home for decades. When it comes to individual products, however, it is very rare for someone to say, "Because my father was buried in a solid bronze casket from Batesville, I would like to be as well." This lack of customer loyalty to specific brands opens for Eternal Image the door to a new realm of brand loyalty within the funeral industry.

Funeral services are, to most people, events that they remember for the rest of their lives, especially if the deceased was close to them. Eternal Image strongly feels that its products can add something special to the funeral service and consequently to the memory of the deceased individual. An Eternal Image casket or urn leaves a lasting impression upon those present so that, when it is time for *those* people to be in need of a funerary product, we believe that the Company's products come first to their minds. It is Management's opinion that when *one* family member is buried or cremated in one of these products, *other* family members will desire to have just as spirited a casket or urn, and will consequently create within their family a loyalty to Eternal Image's products.

Never before has branding been a concept in the funeral industry. For a consumer to actually choose a brand-name funerary product for themselves or a deceased loved one that best reflects their lifestyle and hobbies, is a revolutionary concept that will be epidemic in its scope and breadth. Branding is very important to Eternal Image, and vital if the Company wants to maintain a good image with the public. Through its own advertising efforts, coupled with its public relations firm, the Company's goal is to project the name of Eternal Image to funeral homes across the world as the number one source for exceptionally designed, premium brand-name funerary products.

The following are three basic choices that an individual faces when deciding on a casket for themselves (pre-need) or for a deceased loved one (immediate-need):

- Purchase a plain stainless steel, bronze, or fiberglass casket, and hire an artist to airbrush or paint a desired logo, design, or insignia on it,
- Select an interior fabric for the casket that reflects a personal affiliation (i.e. a camouflage pattern for a hunter; or stars and stripes for a veteran, etc.), or

- Accept the passé choices on the market and go with a standard casket or urn without any customization.

Some consumers, especially aging Baby Boomers, are beginning to see the appeal of branded caskets and are willing to both pre-order and pay extra for caskets designed with such things as golf scenes or even NASCAR colors. See "Casket and Death Report" a United States Market Analysis by John Schmidt for Casketstore.org. 2000. According to the National Funeral Director's Association, "(a) funeral is so much more than a way to say goodbye; it is an opportunity to celebrate the life of someone special. Today, a funeral can be as unique as the individual who is being honored. From simple touches like displaying personal photographs to events centered on a person's favorite pastime; funerals can reflect any aspect of a person's life and personality."

Eternal Image was formed to provide the consumer with unique and spirited, yet sophisticated and appropriate, choices for their casket or urn. Eternal Image's product line consists of many recognizable, high-profile brand names that will be detailed later in this plan.

Sales and Marketing Strategy

Urns and caskets capturing the essence of high-profile brands are the focal point of Eternal Image's product designs. The Company's product range features products that are inspired by The Vatican, Precious Moments, the American Kennel Club, The Cat Fanciers' Association, Star Trek, and Major League Baseball.

Because Eternal Image offers "brand name" products to the funeral market EI is in a unique position compared to its larger competitors. The larger manufacturers offer only a generic, commodity, casket and urn product and thus do not have any real incentive to direct market to the public. The opposite is true for EI and its branded product lines.

At Eternal Image we employ a two phase marketing concept we refer to as "push-pull" marketing.

The first component of this marketing style is to familiarize the funeral home industry with Eternal Image and our branded product lines so that when a consumer calls on a particular funeral home then that funeral home will be familiar enough with us that they will know how to contact us to obtain product. This is being accomplished by display advertising in the several funeral industry magazines (e.g. Funeral Business Advisor) on a monthly frequency for maximum institutional effect. Eternal Image sends out a direct mail brochure to over 21,000 funeral homes several times per year. In addition we supply marketing and sales materials to all of our distributors so that their sales representatives can present them to their funeral home clients around the country.

We also attend the giant industry trade show each year known as the NFDA show. (National Funeral Directors Association) In the most recent one (October 2007), we had a large, dominating presence with a new trade show booth that was created to showcase our products.

The second component of our "push – pull" strategy is to market directly to the public. Since we manufacture branded products we employ advertising in magazines directed at core enthusiasts in each brand target group. (e.g.; *Baseball Digest Magazine* to promote our Major League Baseball products. *Dog Fancy Magazine* to promote our American Kennel Club products, etc.)

We have already begun testing a 30 second television spot in the Boston market and maintain a consumer friendly web presence at www.Eternalimage.net to further our penetration into the public domain for increased awareness.

Finally, we have engaged the services of ASAPR Public Relations and Marketing (717 State Street, Sharptown, MD 21861). The initial term of this agreement was from March 22, 2006 through March 31, 2007. By its provisions, it is extendable for one year terms at our option. We have extended the the term through March 31, 2008. Pursuant to this extended agreement we pay ASAPR $6,000 per month. It is responsible for providing us with public relations and marketing expertise, consulting, and critiques. ASAPR is also responsible for promoting our business through a variety of media including radio, television, and print interviews with our management. This firm specializes in campaigns for its clients that increase brand awareness and public recognition. To date, they have succeeded in obtaining free publicity and exposure for us to the general public. Through their efforts, we have been seen on CBS, MSNBC, CNBC, ABC, Fox Business News, Wall Street.Net and written up by The New York Times, Detroit News, and many other networks, television stations, magazines and newspapers.

We believe that these efforts serve to drive the general public into the funeral homes asking for our products by name and the funeral homes know exactly where to call to get it when they do.

Target Sales Groups

We sell to multiple distributors over the United States and Canada. These distributors in turn sell to thousands Funeral Homes in their respective regions. Under certain circumstances, we may sell directly to a Funeral Home if there is no distribution coverage for that particular Funeral Home. Our pet products can be sold through Funeral Homes or pet retailers or online pet retailers. Pet products are the only products that we sell directly to the public through retailers. We are not dependent on any one or a few funeral directors or service conglomerates as a customer.

Funeral Directors

Funeral Directors can be reached one of two ways, depending on whether they run their funeral home independently, or are owned by a conglomerate. The Directors of independently run funeral homes can be approached on a one-on-one basis by the manufacturer's sales force, and can be provided with catalogs and brochures of the Company's products for customers to view. They can also have within their showroom any number of models that can be ordered immediately and delivered promptly. Funeral Directors that run a funeral home that is owned by a conglomerate, however, do not necessarily need to be approached one-on-one. The Purchasing Director for the parent company can be presented with the Company's products and can decide how many he or she would like to buy for his or her network of funeral homes.

Funeral Service Conglomerates

The largest funeral service conglomerates in the United States are Alderwoods Group (750 properties), Stewart Enterprises (450 properties), and Service Corporation International ("SCI") (over 1,100 properties). These providers, especially SCI, are committed to riding the wave of the future and are constantly signing up more affiliate locations. Eternal Image is very optimistic about the business that will come from these corporations.

Products and Product Design

Designs for the Company's products are done on a contract basis with a team of trained and experienced designers. Management simply informs the team of a desired product and awaits them to submit design ideas. A final artistic rendition materializes in about three week's time after Management has given input and feedback for the design.

An artistic rendering is then submitted to the Licensor for approval. When approved, the rendering then goes to a CAD engineer who begins creating the technical file with which model makers and factories eventually receive.

During each of the last two fiscal years ended December 31, 2006 and 2007, we have spent $231,502 and $0 on research and development activities, respectively. These costs have been borne by us and not any of our customers.

Regarding these designs, we currently have design patents pending for the following products: Major League Baseball urn; American Kennel Club urn; and The Vatican Library Collection urn. There is no assurance that any of these patent applications will be successful, or if, the patents are granted, that they will sufficiently protect us from infringement activities of competitors, or that we will have the financial resources to be able to enforce the patent protection if infringement occurs.

Caskets

Eternal Image provides consumers all over the country with unique and tastefully created caskets designed to reflect well known and respected brand-names. It is our intention to create caskets that are unforgettable works of art that will be fitting pieces for the deceased individual who is buried within them. They are not simply meant to be metal caskets with logos stamped onto them. Each casket has been designed to capture the very essence of a brand name so that the design will be instantly recognizable yet not deterring from the respectfulness in which funerals are handled. It is important to remember that the caskets designed by Eternal Image are not intended to be novelty items; rather, they are intended to distinguishable products that are appropriate centerpieces consistent with the trend towards 'themed arrangements'. They are fitting tributes to the brand-lover who is laid out in them.

The principle of 'capturing the essence of each brand' applies to each and every product. The quality that each brand has worked so hard to build and maintain will be carried through into Eternal Image's designs.

Caskets, in general, are manufactured from a variety of materials. Hardwoods commonly used are: walnut, mahogany, cherry, maple, oak, pecan, poplar, and pine. Metals commonly used are: bronze, copper, stainless steel, and steel. The effects and appearance that come with each of these materials can be easily achieved with composite.

Composite casket sales are gaining recognition as being the longest lasting product to use in terms of how quickly caskets decay. They are also very lightweight, which translates to a substantial savings in shipping costs for the Company's manufacturer. Eternal Image plans to manufacture all of its caskets out of fiberglass.

It should also be noted that the range of casket prices within the United States is quite large. Base model caskets can start at $899, while gold-plated caskets top out at $20,000 apiece. The most popular caskets that were sold in the United States in 2000 were priced in the range of $2,500—$6,500 apiece retail. The market is certainly ready for spirited, creative caskets that can be priced all over the spectrum depending on their materials and features.

To date, we have not sold any caskets.

Urns

Urns also come in a variety of materials, and Eternal Image uses various materials for its creations. Eternal Image's urns are artistically sculptured, and fitting for any home décor.

Since January 2006 through March 31, 2008, we have sold 2,091 urns.

Additional Products

Eternal Image believes that the initiation of its plan will and its product line, will likely result in the revolutionizing of the funeral industry. As a result of our efforts, we believe that brand-name funerary products are going to become increasingly popular. We are committed to staying the leader by rounding up licensing rights of any brand that is deemed appropriate for funerary designs.

Apart from caskets and urns, however, Eternal Image has already secured rights with Major League Baseball and Star Trek for vault covers; and with the American Kennel Club and the Cat Fanciers' Association for garden memorial markers. This will further expand the Company's product line and lets the consumer use the theme of the brand in ways other than simply caskets and urns.

Regarding our vault covers, we have the right to manufacture and sell them under our licensing agreements with Major League Baseball and Star Trek. Although we have begun the manufacturing process for both types of vault covers, to date we have not sold any. Our distribution partner, Wilbur Vault Co., has been testing the concept on its customer base over the last six months.

Pricing

The Company does not want its products to be considered exclusive in nature. While there will be designer-label models that will price higher than the others, it is the desire of Management that the loyal fans of all popular brand-names will be able to purchase or at least plan to *pre-purchase* the product that most appeals to them.

The Company's 2008 MSRP on most urns is $799, and $4,499 for caskets.

Licensing Agreements

In July 2004, we retained the services of a licensing agent, Woodrow Browne of Building Q, LLC, Medford, NJ, to obtain licensing arrangements for our designer funerary products. Pursuant to the terms of the agreement with Building Q, LLC, the licensing agent is also responsible for managing and maintaining the company's current licensing relationships. In connection with this, Building Q attends various tradeshows, both in the Funeral and Licensing industries, on the Company's behalf in its effort to pursue new licensing opportunities. Furthermore, Building Q consults with us to determine the future licensing opportunities that the Company should consider. Building Q is paid a monthly consulting fee of $1,000 plus a one-time bonus of $2,500 upon the closing of a new licensing agreement. In addition, the agent receives 2% of Gross Sales on products under licenses which they helped secure, until the agreement with Building Q expires and/or is modified. The current agreement with Building Q, LLC expires on December 31, 2008. However, it provides for automatic one-year renewal terms, unless cancelled in writing by either party.

To date, we have licensing agreements with Precious Moments, Inc., The Vatican Library Collection, Major league Baseball, the American Kennel Club, the Cat Fanciers Association Star Trek, and Collegiate Licensing Company. These license agreements expire between 2008 and 2010, and the fees range from 8% to 11% of product sales.

Independent Sales Distributors

We currently utilize the services of more than 200 independent sales distributors to market our products to independent funeral homes and funeral home conglomerates. No contracts exist for the distributors.

Contract Manufacturers

We do not manufacturer our own products but currently utilize the services of three agent-contractor manufacturers. They are Credeman Solutions, Inc. (Spirit Lake, IA), Multi-Trade Global Sourcing Corporation (Orlando, FL) and United Global Sourcing Inc. (Troy, Michigan). We do not have written contracts with any of these manufacturers. In the future, more manufacturers can be added as product needs change.

We believe that we have a good relationship with these manufacturers. If any or all of them were not able, for any reason, to manufacture our products, we feel that we could find adequate replacements at comparable costs. However, if we were unable to do so, our business would be adversely affected.

Suppliers

Our current suppliers are:

- Waterloo Funeral Supply of Indiana, a supplier of caskets and their components;
- Multi-Trade Global Sourcing of Michigan, a supplier of urns, memorial stones and their components;
- United Global Sourcing of Michigan, a supplier of urns and their components; and
- Credeman Solutions of Iowa, a supplier of caskets, urns, and their components.

We do not have a written supply agreement with any supplier. Since we now have developed relationships with our suppliers, they have recently begun providing us product on a "net 30 day" basis, wherein we are required to pay for the products within 30 days of their delivery. These new arrangements are a material help to our cash flow since prior to this, we were required to pay up to four months in advance. Four months is typically the production cycle from order to delivery date. We are negotiating with these companies to enter into formal written agreements...Since we do not have written agreements, our current arrangements are not enforceable and these arrangements can be cancelled or changed to our detriment at anytime. Although we believe that there are adequate alternatives if the supplier terminates this arrangement, we cannot give any assurance that adequate alternatives will be available to us, or if available, on reasonable terms.

Regulation

We are not aware of any governmental regulation that effects our business. However, such regulation may be enacted in the future. If so, it would increase the cost of our doing business and effect the chance of our becoming profitable.

Competition

We are attempting to create a new market in the designer funerary product industry and therefore do not have any direct competition in this area. However, there are a number of larger companies in the casket and urn business that have greater financial resources and experience than our company. They include: Batesville Casket Corporation (a division of Hillenbrand Industries), the Aurora Casket Company and the York Casket Corporation.

There are no barriers to entry into the designer funerary product industry other than obtaining the licensing agreements with various attractive brand names. If other casket companies were able to obtain attractive licensing arrangements with brand names, we may not be able to compete with them insofar as those licenses are concerned.

Our principal methods of competition include: a) Taking advantage of our unique position of being the only brand-name product manufacturer currently in funeral business marketplace; b) Marketing the core appeal of our brand-name products directly to that brand's consumer base; and c) Consumer-focused advertising that drives the consumer directly to our retailers such as funeral homes, directors, distributors and funeral home conglomerates.

Properties

We lease our 2,000 square foot office facilities at 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334. The office phone number is 248.932.3333, and the fax number is 248.932.3006. We feel these facilities are adequate for the foreseeable future. The lease term began in April 2006 and terminating 65 months thereafter. It calls for annual rental payments of $37,031 for years 2007 through 2010, and $27,773 in 2011.

We currently lease one company car. It is on a pre-paid lease in the amount of $33,921 for 24 months.

Employees

We have employment agreements with three of our officers: Clint Mytych, our President and CEO, Nick Popravsky, our Vice President of Sales and Marketing, and Donna Shatter, our Vice President of Operations. We intend to enter into an employment agreement with our Vice president and Chief Financial Officer, James Parliament in the near future. David DeAvila is our Director of Sales. The provisions of our employment agreements are summarized in "Executive Compensation", below.

In addition, we retain a number of independent contractors for office support and customer service roles.

ETERNAL IMAGE, INC. (A DELAWARE "C" CORPORATION)

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORT

December 31, 2007 and 2006 (Audited)
and June 30, 2008 and 2007 (Unaudited)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Eternal Image, Inc.

We have audited the accompanying balance sheets of Eternal Image, Inc. as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eternal Image, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Eternal Image, Inc. will continue as a going concern. As more fully described in the notes to the financial statements the Company has incurred significant losses from operations which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in the notes. The December 31, 2007 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Demetrius & Company, L.L.C.

Wayne, New Jersey
July 30, 2008

ETERNAL IMAGE, INC.
(A DELAWARE "C" CORPORATION)
BALANCE SHEETS

	December 31, 2007		December 31, 2006		June 30, 2008 (Unaudited)	
ASSETS						
Current Assets:						
Cash	$	38,012	$	88,569	$	54,344
Accounts Receivable, net of allowance of $-0-, $-0-, and $2,215						
respectively		60,420		-		42,074
Inventories		454,301		-		535,228
Prepaid Rent		-		-		3,326
Advance Royalties		247,273		-		242,632
Deposits with Suppliers		199,650		-		320,802
Advance Marketing Expenses		-		20,000		-
Total Current Assets		999,656		108,569		1,198,406
Fixed Assets:						
Furniture, Office Equipment and						
Product Design and Tooling, net		420,940		254,317		363,624
Other Assets:						
Goodwill		-		23,500		-
Advance Royalties		8,000		337,500		8,000
Security Deposit		-		3,495		-
Other Assets, net		52,615		24,068		34,028
Total Other Assets		60,615		388,563		42,028
Total Assets	$	1,481,211	$	751,449	$	1,604,058
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current Liabilities:						
Accounts Payable and Accrued Expenses	$	232,238	$	335,030	$	320,599
Customer Deposit		-		2,290		-
Notes Payable, Current Portion		745,227		121,015		692,749
Total Current Liabilities		977,465		458,335		1,013,348
Long Term Liabilities:						
Notes Payable		50,258		78,743		48,255
Total Liabilities		1,027,723		537,078		1,061,603
Stockholders' Equity						
Preferred Stock - $.001 par value:						
1,925,000,000 shares authorized,						
issued and outstanding		1,925,000		-		1,925,000
Common Stock - $.001 par value:						
5,800,000,000 shares authorized						
169,961,553, 91,095,949, and 378,244,044 shares						
issued and outstanding as of December 31, 2007 and 2006,						
and June 30, 2008 respectively.		169,962		91,096		378,244
Discount on Stock		(650,000)		-		(1,739,059)
Treasury Stock		(7,500)		-		-
Loss on Sale of Treasury Stock		-		-		(4,853)
Additional Paid in Capital		6,653,138		5,274,076		12,845,173
Accumulated Deficit		(2,486,311)		-		(7,711,249)
Accumulated Deficit During Development Stage		(5,150,801)		(5,150,801)		(5,150,801)
Total Stockholders' Equity		453,488		214,371		542,455
Total Liabilities and Stockholders' Equity	$	1,481,211	$	751,449	$	1,604,058

The accompanying footnotes are an integral part of the financial statements

ETERNAL IMAGE, INC.
(A DELAWARE "C" CORPORATION)
STATEMENT OF OPERATIONS

	Year Ended December 31, 2007	Year Ended December 31, 2006	Six Months Ended June 30, 2008 (Unaudited)	Six Months Ended June 30, 2007 (Unaudited)
Revenue	$ 309,147	$ -	$ 117,506	$ 238,160
Cost of Goods Sold	230,212	-	63,421	148,648
Gross Profit	78,935	-	54,085	89,512
Operating Expenses:				
Salaries	1,131,091	208,758	4,127,916	451,891
Travel and Entertainment	36,141	27,347	13,491	8,147
Professional Fees	231,120	42,598	82,101	41,122
Payroll Taxes and Employee Benefits	68,218	21,653	39,148	34,499
Consulting Fees and Commissions	157,438	4,304,173	479,174	3,312
Rent	37,896	27,757	20,796	18,948
Public Relations and Marketing	487,332	97,127	251,557	201,041
Product Licensing and Royalties	129,225	157,500	29,279	89,000
General and Administrative	139,696	72,985	88,126	70,644
Bad Debts	-	-	2,215	-
Depreciation and Amortization	97,691	16,816	93,563	22,087
Total Operating Expenses	2,515,848	4,976,714	5,227,366	940,691
Loss Before Other Income and (Expense)	(2,436,913)	(4,976,714)	(5,173,281)	(851,179)
Other Income (Expenses):				
Interest and Dividend Income	1,093	2,421	358	621
Miscellaneous Income	5,000	-	5,000	5,000
Interest Expense	(31,991)	(13,518)	(57,015)	(5,207)
Goodwill Impairment	(23,500)	-	-	-
Gain on Sale of Equipment	-	539	-	-
Total Other Income (Expenses)	(49,398)	(10,558)	(51,657)	414
Net Loss	$ (2,486,311)	$ (4,987,272)	$ (5,224,938)	$ (850,765)
Basic and diluted net loss per common share	($0.11)	($1.37)	($0.43)	($0.06)
Weighted average common shares outstanding	22,844,551	3,637,304	12,124,201	13,189,082

The accompanying footnotes are an integral part of the financial statements.

ETERNAL IMAGE, INC. (A DELAWARE "C" CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)

Description	Common Shares	Preferred Shares	Par Value Amount Preferred	Par Value Amount Common	Discount on Stock	Par Value Amount Treasury	Additional Paid In Capital	Accumulated Deficit During Development Stage	Accumulated Deficit June 30, 2008	Totals
Balance as of January 1, 2006	-	-	$ -	$ -	$ -	$ -	$ -	$ (163,529)	$ -	$ (163,529)
Issuance of common stock for fees and services	51,614,819	-	-	51,615	-	-	4,200,161	-	-	4,251,776
Issuance of common stock for loan repayments	150,000	-	-	150	-	-	99,850	-	-	100,000
Issuance of common stock for cash	39,331,130	-	-	39,331	-	-	974,065	-	-	1,013,396
Net Loss for the period ending December 31, 2006	-	-	-	-	-	-	-	(4,987,272)	-	(4,987,272)
Balance as of December 31, 2006	91,095,949	-		91,096			5,274,076	(5,150,801)	-	214,371
Issuance of preferred stock for Executive Compensation	-	1,925,000,000	1,925,000	-		-	(1,825,000)	-	-	100,000
Issuance of common stock for Executive Compensation	15,750,000	-	-	15,750		-	726,750	-	-	742,500
Issuance of common stock for fees and services	2,250,000	-	-	2,250		-	188,850	-	-	191,100
Issuance of common stock for loan repayments	23,383,104	-	-	23,383		-	1,243,617	-	-	1,267,000
Issuance of common stock for cash	37,482,500	-	-	37,483	-	-	394,845	-	-	432,328
Discount on Stock	-	-	-	-	(650,000)	-	650,000	-	-	-
Purchase of Treasury Stock	-	-	-	-	-	(7,500)	-	-	-	(7,500)
Net loss for the period ending December 31 , 2007	-	-	-	-	-	-	-	-	(2,486,311)	(2,486,311)
Balance as of December 31, 2007	169,961,553	1,925,000,000	1,925,000	169,962	(650,000)	(7,500)	6,653,138	(5,150,801)	(2,486,311)	453,488
Issuance of common stock for Executive Compensation	145,000,000	-	-	145,000	-	-	3,873,000	-	-	4,018,000
Issuance of common stock for fees and services	26,552,540	-	-	26,553	-	-	961,450	-	-	988,003
Issuance of common stock for interest	2,021,370	-	-	2,022	-	-	48,886	-	-	50,908
Issuance of common stock for cash	1,170,945	-	-	1,170	-	-	11,330	-	-	12,500
Issuance of common stock for loan repayments	16,001,330			16,001	-	-	633,999	-	-	650,000
Sale of Treasury Stock	-	-	-	-	-	2,647	-	-	-	2,647
Discount on Stock	17,022,700	-	-	17,023	(1,089,059)	-	663,883	-	-	(408,153)
Share adjustment to transfer agent	513,606	-	-	514	-	-	(514)	-	-	-
Net loss for the period ending June 30, 2008	-	-	-	-	-	-	-	-	(5,224,938)	(5,224,938)
Balance as of June 30, 2008 (unaudited)	378,244,044	1,925,000,000	$1,925,000	$ 378,244	$(1,739,059)	$ (4,853)	$12,845,173	$ (5,150,801)	$ (7,711,249)	$ 542,455

The accompanying footnotes are an integral part of the financial statements.

ETERNAL IMAGE, INC.
(A DELAWARE "C" CORPORATION)
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2007	Year Ended December 31, 2006	Six Months Ended June 30, 2008 (Unaudited)	Six Months Ended June 30, 2007 (Unaudited)
Cash Flows from Operating Activities:				
Net Loss	$ (2,486,311)	$ (4,987,272)	$ (5,224,938)	$ (850,765)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:				
Depreciation	92,317	6,964	74,976	20,477
Amortization	5,374	9,852	18,587	1,610
Goodwill Impairment	23,500	-	-	-
Gain on Sale of Equipment	-	(539)	-	-
Retirement of Other Assets	-	6,445	-	-
Preferred Stock Issued for Executive Compensation	100,000	-	-	-
Common Stock Issued for Executive Compensation	742,500	-	4,018,000	292,500
Common Stock Issued for Fees and Services	191,100	4,251,776	1,008,003	25,000
Common Stock Issued for Interest	-	-	30,908	-
Common Stock Issued for Loans	1,267,000	100,000	650,000	-
Discount on Stock Issued	-	-	(408,153)	-
(Increase) Decrease in:				
Accounts Receivable	(60,420)	-	18,346	(115,076)
Inventories	(454,301)	-	(80,927)	30,779
Prepaid Rent	-	-	(3,326)	-
Deposits with Suppliers	(199,650)	-	(121,152)	(141,485)
Advance Royalties	(97,774)	(215,000)	4,642	55,687
Advance Marketing Expenses	20,000	(20,000)	-	10,000
Security Deposit	-	(2,895)	-	-
Rent Deposit	3,494	-	-	-
Increase (Decrease) in:				
Accounts Payable and Accrued Expenses	77,209	335,030	88,358	(35,488)
Customer Deposit	(2,290)	2,290	-	2,290
Net Cash Provided by (Used in) Operating Activities	(778,252)	(513,349)	73,324	(704,471)
Cash Flows from Investing Activities:				
Purchase of Fixed Assets	(258,940)	(247,032)	(17,660)	(42,773)
Purchase of Intangible Assets	(33,921)	(23,500)	-	-
Purchase of Treasury Stock	(7,500)	-	-	-
Proceeds from Sale of Treasury Stock	-	-	2,647	-
Proceeds from Sale of Fixed Assets	-	768	-	-
Net Cash Used in Investing Activities	(300,361)	(269,764)	(15,013)	(42,773)
Cash Flows from Financing Activities:				
Proceeds from Sale of Common Stock	432,327	1,013,396	12,500	326,528
Proceeds from Notes Payable	1,140,000	-	626,543	425,000
Principal Payments of Notes Payable	(544,271)	(171,789)	(681,022)	(19,927)
Net Cash Provided by (Used in) Financing Activities	1,028,056	841,607	(41,979)	731,601
Net (Decrease) Increase in Cash	(50,557)	58,494	16,332	(15,643)
Cash, Beginning	88,569	30,075	38,012	88,569
Cash, Ending	$ 38,012	$ 88,569	$ 54,344	$ 72,926
Cash Paid During the Year for:				
Interest	$ 1,042	$ 10,364	$ 1,012	$ 934
Non-Cash Transactions:				
Capital Stock Issued for Executive Compensation	$ 742,500	$ -	$ 4,018,000	$ 292,500
Capital Stock Issued for Fees and Services	$ 191,100	$ 4,251,776	$ 1,088,003	$ 25,000
Capital Stock Issued for Interest	$ -	$ -	$ 30,908	$ -
Capital Stock Issued for Payment on Loans	$ 1,267,000	$ 100,000	$ 650,000	$ -
Preferred Stock Issued for Executive Compensation	$ 1,925,000	$ -	$ -	$ -

The accompanying footnotes are an integral part of the financial statements.

23

ETERNAL IMAGE, INC.
(A DELAWARE "C" CORPORATION)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006,
AND FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007 (UNAUDITED)

Nature of Operations

Eternal Image was incorporated January 31, 2006 in the State of Delaware. Eternal Image, Inc. ("Eternal Image") ("The Company") is the first manufacturer of branded, licensed funerary products for humans and pets and has established it as its one reportable segment. Eternal Image secures license agreements with appropriate brand licensors and develops funerary products (such as caskets, urns, and vaults) using the brand logo and images prominently in the design of the product.

Once a license is secured, Eternal Image works with designers and engineers to create product drawings and prototypes. The prototypes are then approved by the brand license holder. Once approval has been received by the brand licensor, Eternal Image then outsources the product for manufacture with its sole manufacturing representative in China. Eternal Image utilizes a distribution network that in turn supplies Funeral Homes throughout the United States.

From inception until December 31, 2006 the Company was in the development stage and had accumulated a deficit of $5,150,801. In January, 2007 the Company had achieved planned operations and began generating revenue from sales.

1. Summary of Significant Accounting Policies:

Basis of Presentation

Eternal Image, Inc. (a Delaware "C" corporation) acquired all of the shares of Diamics, Inc. in an exchange of stock transaction and it became a 100% owned subsidiary of Eternal Image, Inc. The acquisition was accounted for as a reverse acquisition.

Eternal Image, Inc has been treated as the acquirer of Diamics, Inc. for financial reporting purposes as its shareholders control more than 50% of the post transaction of the combined company. The accompanying presentation presents solely the financials of Eternal Image, Inc.

The Company's policy is to prepare its financial statements in conformity with generally accepted accounting principles. Consequently, certain revenue and the related assets are recognized when incurred rather than when received, and certain expenses and he related liabilities are recognized when the obligation is incurred rather than paid. Depreciation expense under generally accepted accounting principles is spread over the estimated useful lives of the assets using straight-line and certain accelerated methods.

The accompanying unaudited financial statements for the six months ended June 30, 2008 and 2007 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, pursuant to the rules and regulations of the Securities and Exchange Commission. The results for the periods indicated are unaudited, but reflect all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of operating results.

ETERNAL IMAGE, INC.
(A DELAWARE "C" CORPORATION)
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies - (continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and notes payable. These financial instruments are carried at cost, which, unless otherwise disclosed, approximates fair market value due to their short maturities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held principally at three financial institutions and at times may exceed insured limits.

Accounts Receivable

For the years ended December 31, 2008 and 2007, Management management elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Beginning with the period ended June 30, 2008, Management management adopted the allowance method to reflect bad debts. The allowance is estimated and recorded based on management's judgementjudgment.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of Accounts Receivable.

Furniture, Equipment, Product Development Costs and Depreciation

Furniture, equipment and product costs are stated at cost. Depreciation of furniture and equipment is determined on the straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of furniture or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income (the results of operations).

Royalties

The Company enters into agreements to license trademarks, copyrights and patents. The agreements may

1. Summary of Significant Accounting Policies - (continued):

call for minimum amounts of royalties to be paid in advance and throughout the term of the agreement which are nonrefundable in the event that product sales fail to meet certain minimum levels. Advance royalties resulting from such transactions are stated at amounts estimated to be recoverable from future sales of the related products. The Company expenses royalties at the time liabilities under license agreements are incurred and expenses the balance of the prepaid portion at the end of the royalty term in accordance with the Financial Accounting Standards Board Statement of Financial Accounting No. 50.

In December, 2007, an agreement was signed with The Collegiate Licensing Company, an agent for various individual collegiate licensors, for Eternal Image, Inc. to produce and sell certain collegiate licensed caskets, urns and vaults.

An initial fee is paid to each licensor desired by Eternal Image, Inc. for the rights to use their names and identifying indicia without limitation. Each licensor has its own advance royalty fee and rate.

The term of the agreement with The Collegiate Licensing Company is January 1, 2008 to December 31, 2008.

Impairment of Long-Lived Assets

The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is determined to exist if estimated undiscounted future cash flows are less than the carrying amount of the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill of $23,500 resulted from a merger to a public shell company in 2006. This asset was reviewed for impairment at December 31, 2007, was determined to be worthless, and was written off.

Patents

The Company capitalizes its expenditures relating to the filing and maintenance of its patents and amortizes such costs over the estimated useful life of the patent, which generally approximates fifteen years. Accumulated amortization was for the years ended December 31, 2007 and 2006 and the period ending June 30, 2008 was $2,895, $2,087, and $3,299, respectively.

Amortization expense relating to patents for the years ended December 31, 2007 and 2006, and the period ended June 30, 2008 was $808, $808, and $404, respectively.

Income Taxes

The Company accounts for income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statements and income tax bases of assets and liabilities, using enacted tax rates. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain whether some portion or all of the net deferred tax assets will be realized. There is no current provision for corporate income tax for the year ended December 31, 2007 and 2006 as the Company generated a net loss for income tax purposes.

ETERNAL IMAGE, INC.
(A DELAWARE "C" CORPORATION)
NOTES TO FINANCIAL STATEMENTS

1. <u>Summary of Significant Accounting Policies - (continued):</u>

<u>Basic and Diluted Loss per Common Share</u>

The Company displays earnings (loss) per share in a dual presentation of basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares shares outstanding for the period.

Outstanding common stock options, warrant, convertible preferred shares and convertible notes payable have not been considered in the computation of diluted earnings per share amounts, since the effect of their inclusion would be antidilutive. Accordingly, basic and diluted earnings (loss) per share are identical.

<u>Advertising</u>

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2007 and 2006 and the period ended June 30, 2008 were $358,310, $58,966 and $70,355, respectively.

<u>Stock Based Compensation</u>

Under the provision of SFAS 123R, *employee stock awards* under the company's compensation plan, The company measures compensation expense for cost of services received from employees in a share-based payment transaction using fair market value of the underlying stock awarded on the date of grant net of any employees pay (or obligated to pay) for the stock granted.

The Company measures compensation expense for its non-employee stock-based compensation under the Financial Accounting Standards Board (FASB) Emerging Issued Task Force (EITF) Issue No. 96-18, "Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". The fair value of the stock awarded is used to measure the transaction, as this is more reliable than the fair value of services received. Fair value is measured as the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the stock award is charged directly to compensation expense and additional paid-in-capital.

<u>Inventories:</u>

Inventory is based on a physical count, and represents the amount of finished goods priced at the lower of cost or market, on the average cost basis.

<u>Recently Issued Accounting Standards</u>

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides accounting guidance on the definition of fair value and establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We plan to adopt the provisions of SFAS 157 on November 1, 2008. The implementation of SFAS 157 is not expected to have a material impact on our results of operations or financial condition.

1. Summary of Significant Accounting Policies - (continued):

Going Concern

The Company has suffered losses from operations that may raise doubt about the Company's ability to continue as a going concern. The Company may raise additional capital through the sale of its equity securities, through debt securities, or through borrowings from financial institutions. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern.

2. Furniture, Office Equipment, and Product Design and Tooling

Furniture, Office Equipment, and Product Design and Tooling are summarized as follows :

	December 31, 2007	December 31, 2006	June 30, 2008
Furniture and Fixtures	$ 17,299	$ 17,299	$ 17,299
Office Equipment	16,508	13,968	16,508
Product Design and Tooling	487,902	231,502	505,562
	521,709	262,769	539,369
Less Accumulated Depreciation	100,769	8,452	175,745
	$ 420,940	$ 254,317	$ 363,624

Depreciation expense for the years ended December 31, 2007 and 2006 and the period ended June 30, 2008 was $92,317, $6,964 and $74,976, respectively.

3. Other Assets

Other Assets are summarized as follows:

	December 31, 2007	December 31, 2006	June 30, 2008
Organizational Cost	$ 12,443	$ 12,443	$ -
Patents and Copyrights (Note 1)	12,120	12,120	12,120
Auto Lease Capitalized Cost	33,921	2,954	33,921
Loan Fees	1,620	1,620	1,620
	60,104	29,137	47,661
Less Accumulated Amortization	7,489	5,069	13,633
	$ 52,615	$ 24,068	$ 34,028

Amortization expense for the years ended December 31, 2007 and 2006 and the period ended June 30, 2008 was $28,874, $9,852 and $18,587, respectively.

4. Long Term Debt

Long term debt consists of the following:

	December 31, 2007	December 31, 2006	June 30, 2008 (Unaudited)
6.75% note payable to Fifth Third Bank, in monthly installments of $689, including interest, secured by personal guarantees of Clint Mytych and Donna Shatter, shareholders and officers of Eternal Image, Inc., and Roy Mytych. Final payment is due May, 2009.	$ 40,284	$ 46,901	$ 37,496
2% unsecured note payable to J. Scott Watkins, in monthly installments of $2,211, including interest. Final payment was due December, 2007. This note was paid in full on June 24, 2008.	3,746	26,250	-
8.25% unsecured note payable to Woodrow Browne, in three installments of $25,000. Final payment was due October, 2007. This creditor has agreed to an extension of the payment terms to December 31, 2008.	50,000	75,000	50,000
20.0% note payable to North Atlantic Resources, LTD, secured by all assets of the Company, payable in full on February 28, 2008. This note was converted into shares of the Company's common stock on January 18, 2008.	650,000	-	-
5% unsecured note payable to Clint Mytych, shareholder and officer of Eternal Image, Inc., in monthly installments of $1,305 including interest. Final payment is due May, 2009.	21,378	29,750	22,072
5% unsecured note payable to Donna Shatter, shareholder and officer of Eternal Image, Inc., in monthly installments of $959, including interest. Final payment is due June, 2009.	30,077	21,857	30,166
Non-interest bearing note payable to Robert LeRea a shareholder of Eternal Image, Inc., due on demand.	-	-	5,000
Non-Interest bearing note payable to Nick Popravsky, shareholder and officer of Eternal Image, Inc., due on demand.	-	-	14,500
Non-Interest bearing note payable to James Parliament, a shareholder and officer of Eternal Image, Inc., due on demand.	-	-	26,770
20% unsecured note payable to Coastal Investments, payable in full June, 2008. This creditor has agreed to an extension of the payment terms until December 31, 2008	-	-	250,000
	795,485	199,758	436,004

29

4. Long Term Debt (continued)

Long term debt consists of the following:

	December 31, 2007	December 31, 2006	June 30, 2008 (Unaudited)
Balance Forward:	$ 795,485	$ 199,758	$ 436,004
12.0% note payable to North Atlantic Resources, LTD, secured by all assets of the Company, payable in full in December, 2008.	-	-	100,000
10% unsecured note payable to Scott Stolz, a shareholder of Eternal Image, Inc, payable in full September, 2008, including interest.	-	-	10,000
10% unsecured note payable to Devon Block, a shareholder of Eternal Image, Inc, payable in full August, 2008, including interest.	-	-	100,000
10% unsecured note payable to David MacKool, a shareholder of Eternal Image, Inc, payable in full September, 2008, including interest.	-	-	15,000
10% unsecured note payable to Dorenda Boggs, a shareholder of Eternal Image, Inc, payable in full September, 2008, including interest.	-	-	50,000
10% unsecured note payable to Alan R. Fisher, a shareholder of Eternal Image, Inc, payable in full September, 2008, including interest.	-	-	20,000
10% unsecured note payable to Daniel Richard, a shareholder of Eternal Image, Inc, payable in full October, 2008, including interest.	-	-	10,000
	795,485	199,758	741,004
Less: Current Portion	745,227	121,015	692,749
Long Term Debt	$ 50,258	$ 78,743	$ 48,255

Maturities of long term debt are as follows:

	December 31, 2007	December 31, 2006	June 30, 2008 (Unaudited)
2007	$ -	$ 121,015	$ -
2008	745,227	31,509	692,749
2009	50,258	47,234	48,255
	$ 795,485	$ 199,758	$ 741,004

During the year we issued a convertible bond payable to North Atlantic Resources, LTD at the face value of $650,000, convertible into common stock at a 50% discount from the market. This beneficial conversion amounted to $650,000.

5. Commitments

Office Lease

On April 24, 2006 the Company entered into a sixty-five (65) month operating lease for its current office space in Farmington Hills, Michigan. The lease calls for escalating monthly payments over the next five years. Future minimum rental costs under this lease for the next five years is as follows:

	Annually
2008	$ 37,031
2009	37,031
2010	37,031
2011	27,773

Public Relations and Marketing

The Company entered into a one (1) year agreement with ASAPR, Inc., a Public Relations and Marketing firm. The period of the agreement was March 22, 2006 through March 31, 2007. Services were being provided from April 1, 2007 to March 31, 2008 on a monthly basis with no set term. On April 1, 2008, The Company extended the agreement for one year, until March 31, 2009. The monthly fee is $6,000. Either party can cancel this contract with 60 days written notice. These fees are being expensed as incurred.

Fees are payable as follows:

	Per Month
April, May and June, 2006	$ 5,000
July, 2006 through March, 2007	$ 6,500
Total Agreement	$ 73,500

Fees and expenses paid to ASAPR, Inc. for the periods ended December 31, 2007 and 2006 and June 30, 2008 were $77,661, $37,441, and $31,621, respectively.

Purchase Commitments

The Company had purchase commitments at December 31, 2007 and June 30, 2008 of $972,957 and $535,300, respectively.

Licensing Consultant

In JamuaryJanuary, 2007, the Company renewed an agreement with Building Q. This agreement establishes Building Q as the Company's sole and exclusive licensing consultant, offering advice, counsel and general assistance with respect to seeking and optainingobtaining licenses from third party licensors for the Company's casket and urn lines. A monthly fee of $2,500 and a two (2%) percent commission of the Company's net sales of all licensed products that were sold, distributed or shipped under any third party license agreement are payable to Building Q for services rendered under this agreement. This agreement is renewable annually. Fees and commissions paid to Building Q under this agreement for the periods ended December 31, 2007 and 2006 and June 30, 2008 were $20,581, $26,856 and $25,514, respectively.

5. Commitments (continued)

License Agreements

The Company develops and produces its products under license agreements with third parties. The amounts paid periodically under terms of these agreements usually range from 8% to 10% of the net sales of the licensed products. The Company is obligated for guaranteed minimum royalty and other license payments at December 31, 2007 as follows:

	December 31, 2007
2008	$ 225,000
2009	47,000
2010	15,000
Total	$ 287,000

6. Employment Agreements

On March 15, 2006 the Company entered into a five year employment agreement with Clint Mytych to serve as President, Chief Executive Officer and Chairman of the Board of Directors. This agreement calls for an annual base salary of $75,000 per year. At the expiration date, this agreement will be considered renewed for regular periods of one year, provided neither party submits notice of termination. Should the employer terminate the employee for any reason then the employer shall pay the employee 70% of the balance of the employment contract within 5 business days. In no case shall this balance be less than $50,000. Employee can only be terminated by majority vote of the board of directors. Employee shall receive a monthly vehicle allowance not to exceed $2,000 per month. This allowance shall continue for a period of one year beyond any termination date of employee. Salary payable to Clint Mytych relating to 2006 under this agreement was $27,986 at December 31, 2007 and June 30, 2008.

On March 15, 2006 the Company entered into a five year employment agreement with Donna Shatter, mother of Clint Mytych, to serve as Vice-President and a member of the Board of Directors. This agreement calls for an annual base salary of $65,000 per year. At the expiration date, this agreement will be considered renewed for regular periods of one year, provided neither party submits notice of termination. Should the employer terminate the employee for any reason then the employer shall pay the employee 70% of the balance of the employment contract within 5 business days. In no case shall this balance be less than $50,000. Employee can only be terminated by majority vote of the board of directors. Employee shall receive a monthly vehicle allowance not to exceed $2,000 per month. This allowance shall continue for a period of one year beyond any termination date of employee. Salary payable to Donna Mytych relating to 2006 under this agreement was $25,600 at December 31, 2007 and June 30, 2008.

On March 15, 2006 the Company entered into a five year employment agreement with Wallace N. Popravsky to serve as Vice-President. This agreement calls for an annual base salary of $65,000 per year. At the expiration date, this agreement will be considered renewed for regular periods of one year, provided neither party submits notice of termination. Should the employer terminate the employee for any reason then the employer shall pay the employee 70% of the balance of the employment contract within 5 business days. In no case shall this balance be less than $50,000. Employee can only be terminated by majority vote of the board of directors. Employee shall receive a monthly vehicle allowance not to exceed $2,000 per month. This allowance shall continue for a period of one year beyond any termination date of employee.

Salary payable to Wallace N. Popravsky relating to 2006 under this agreement was $32,259 at December 31, 2007 and $17,634 at June 30, 2008.

6. <u>Employment Agreements (continued)</u>

On January 3, 2008 the Company entered into an employment agreement with Fulvio (David) DeAvila to serve as Sales Director. This agreement calls for an annual base salary of $62,500 per year. In addition a commission of 1.5% of gross sales for the year 2008 will be paid in cash. The commission percentage will be established per company policies each year thereafter. In addition he will be awarded up to 5,000,000 shares of Company common shares for the calendar year 2008. Shares will be prorated over 12 months and awarded in January, 2009. If separated from the Company, he will receive his vested amount of shares in the month he is separated. If he voluntarily leaves the Company, all shares will be forfeited. Additionally, he has Company health care coverage. This employment agreement may be terminated by either party, with or without cause, and with or without notice by either party at any time.

7. <u>Stockholders' Equity</u>

<u>Common Stock Transactions:</u>

<u>During the fiscal year ended December 31, 2006, the following were issued:</u>

829,370,000 shares of restricted common stock were issued for consulting services valued at $3,192,145.

3,000,000 shares of restricted common stock were issued to C. Woodrow Browne as payment for

$100,000 in debt incurred in 2005.

202,926,378 shares of common stock were issued due to a four for one stock split. $1,059,631 was distributed to all shareholders. All prior periods have been adjusted to reflect this split.

786,622,602 shares of common stock were issued to various shareholders for cash.

<u>Warrants:</u>

On January 18, 2006, as part of its acquisition of International Testing from Carley Enterprises, Eternal Image, Inc., issued 6,000,000 warrants excercisableexercisable at $.10 a share 5 years from date of issuance.

<u>During the fiscal year ended December 31, 2007, the following were issued:</u>

<u>Preferred Stock Transactions:</u>

On July 25, 2007, Clint Mytych, Chief Executive Officer and Chairman of the Board of Directors was awarded 1,925,000,000 shares of preferred stock. Preferred shares have a 10 to 1 voting right over common shares, and were issued to mitigate the risk of a hostile takeover. The total value of these shares at par is $1,925,000.

<u>Stock Split</u>

On January 15, 2008 the Company's board of directors declared a 1:20 reverse stock split. Accordingly all numbers of common shares and per share data have been restated to reflect the stock split. The par value of the reduced shares of common stock has been credited to additional paid in capital.

7. Stockholders' Equity (continued)

During the period January 1, 2008 to June 30, 2008, the following were issued:

145,000,000 shares of common stock were issued for executive compensation.

4,125,000 shares of common stock were issued for consulting services valued at $114,750.

22,427,540 shares of common stock were issued for other fees and services.

2,021,370 shares of common stock were issued for interest expense.

1,170,945 shares of common stock were issued for cash.

16,001,330 shares of common stock were issued for a loan repayment.

17,022,700 shares of common stock were issued for discounted stock.

8. Income Taxes

Income tax benefits are summarized as follows:

	December 31, 2007	December 31, 2006
Federal	$ -	$ -

There is no current provision for corporate income tax for the year ended December 31, 2007 as the Company generated net losses for income tax purposes. At December 31, 2007 the Company had available for federal income tax purposes net operating loss carryforwards of approximately $2,208,865 that will expire in 2026, and contribution carryforward of $3,620.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are summarized as follows:

	December 31, 2007	December 31, 2006
DEFERRED TAX ASSETS:		
Net operating loss carryforwards	$ 2,213,827	$ 720,524
Less: Valuation allowance	(2,213,827)	(720,524)
Net deferred tax assets	$ -	$ -

The reconciliation of estimated income taxes attributed to operations at the statutory tax rates to the reported income tax benefit is as follows:

Expected federal tax benefit at statutory rate	$ 442,765	$ 144,104
State taxes, net of federal tax rate	$ (40,000)	$ -
Change in valuation allowance	$ 422,765	$ 144,104

9. <u>Risks and Uncertainties</u>

The Company is subject to risk and uncertainty common to start-up companies including, but not limited to, successful development, promotion, and sale of products, protection of proprietary technology, and expansion of market coverage.

As reflected in the accompanying financial statements, the Company has incurred significant losses from operations and negarivenegative operating cash flows, which have been financed primarily by proceeds from stock and debt issuance. As a result the Company had accumulated deficits of $7,637,112, $5,150,801 and $12,862,050 at December 31, 2007 and 2006, and June 30, 2008 respectively.

Management plans to provide for additional working capital and funds for the continued development and promotion of its products through public sale of the Company's common stock. Management is also attempting to enter into an agreement with its major developer/supplier which could increase cash flow during early stages of sales growth. No assurance can be given that the Company will successfully execute the agreement.

10. <u>Patent Protection</u>

In a press release dated November 2, 2007, the Company announced that it has filed for "design patent protection" for urns from three of the licensed product lines. Those product lines include the Vatican Library Collection ™, Major League Baseball ™, and American Kennel Club ™. Claims have also been filed for Major League Baseball ™ and Vatican Library Collection ™ caskets.

The process of applying for specific design patents requires an individual company to submit an application along with draftsman drawings to the U.S. Patent Office. Eternal Image may be issued the design patents for the aforementioned product designs in six to eighteen months. As of March 31, 2008 no communication has been received from the U.S. Patent Office.

11. <u>Subsequent Events</u>

<u>N/P-North American Resources</u>

On January 18, 2008, 54,452,940 common shares were issued to North AmericnAmerican Resources. 34,045,400 shares were issued in payment of principal and interest on a $650,000 note and an additional 20,407,540 shares were issued for consulting.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto. Our fiscal year ends on December 31, and each of our fiscal quarters ends on the final day of each of March, June and September. Also, the following discussion and this prospectus, in general, contain forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those indicated in such forward-looking statements. See "Forward-Looking Statements", above.

<u>Overview</u>

We are in the business of manufacturing (through subcontracting) and marketing of branded, licensed funerary products (such as funeral caskets, urns and covers) for humans and pets. We started our operational phase and began selling product and having revenues in the first quarter of 2007. Accordingly, a comparison of our financial information for prior accounting periods would not likely be meaningful or helpful in making an investment decision regarding our company. Prior to this, we were in the development stage trying to creating its own market within the funerary products industry. Management believes that we have no direct competition in this market. We have secured license agreements with appropriate brand licensors and develop funerary products using the brand logo and images prominently in the design of the funerary product. Currently, we have license agreements with such brand name entities as The Vatican Library Collection, Major League Baseball, Precious Moments, Star Trek, The Collegiate Licensing Company (colleges and universities), American Kennel Club, Cat Fanciers' Association. The long term plans of the company are to pursue and secure other license arrangements with reputable, household names that will be a good fit with our products.

Currently, we produce (through contract manufacturers) and market four logo designed products: caskets, urns, vault covers (Major League Baseball and Star Trek) and garden memorial stones (American Kennel Club and Cat Fanciers' Association

We have a two fold marketing strategy. Our primary targets are funeral homes, directors, distributors and funeral home conglomerates to which we sell our products. We reach these targets through the use of independent sales representatives. Our second target is the American public, who we attempt to expose to our products through channel appropriate advertising such as in "Catholic Digest", "Baseball Digest", "Dog Fancy Magazine" and public relations positioning efforts.

To date, our revenues have been insufficient to fund our operations, and we anticipate this continuing for the foreseeable future. Accordingly, we have been dependent upon debt and equity financing and will continue to be so.

<u>Plan of Operation</u>

We did not have revenues during our fiscal years ended December 31, 2005 and 2006, and only began having revenues in the quarter ended March 31, 2007. Prior to us having revenues, our only sources of capital were through the private sale of our securities and loans including loans from officers and directors. Since our reverse merger in February 2006, we have received $1,458,223 in gross proceeds from the sale of our common stock. Similarly, since that time we have received loan proceeds in the amount of $1,766,543.

As a company is in the early stage of developing a new business -- the manufacturing and marketing of designer funerary products such as funeral caskets and urns -- our primary efforts have been devoted to developing our new business and raising capital. Accordingly, we have limited capital resources and have experienced net losses and negative cash flows from operations since the time of our reverse merger in February 2006 and expect these conditions to continue for the foreseeable future. As of June 30, 2008, the Company had approximately $1,198,000 in cash and other current assets. Management believes that cash and other current assets on hand as of June 30, 2008, are not sufficient to fund operations for the next 12 months and will likely be sufficient for only three months. Accordingly, we will be required to raise additional funds to meet our short and long-term planned goals. There can be no assurance that such funds, if available at all, can be obtained on terms reasonable to us. In this regard, we have obtained and will continue to attempt to obtain raise funds through the private sale of our securities and (short and long term) loans for inventory purchases, new product development, expansion, advertising and marketing. We cannot predict if and when we will become profitable and less dependent upon outside financing sources.

Our plan of operation for the twelve months following the date of this Prospectus is to continue to develop and expand our business operations. The process may include, but not exclusively, activities such as:

Currently, we do not have sufficient financial resources to implement or complete our business plan. We anticipate that we will need a minimum of $1,500,000 to satisfy our cash requirements over the next 12 months. We cannot be assured that revenue from operations, if any, will be sufficient to fund our activities during the next 12 months. Accordingly, if there is a shortfall of funds, we will have to seek alternate sources of capital, including private placements, a public offering, and/or loans from officers and/or third party lenders. We can offer no assurance that we will be able to raise additional funds if needed, on acceptable terms to us on a timely basis or otherwise. If we are unsuccessful in our attempts to raise sufficient capital, we may have to cease operations, seek joint venture partners or postpone our plans to initiate or complete our business plan. In that case, you may lose your entire investment in our company.

- Funding next wave of production orders for the next 12 months. Estimated Cost: $980,000
- Commence and establish marketing, advertising and promotion programs to increase brand equity and awareness. Estimated cost: $150,000.
- Salaries, including for present employees and possible new hiring of additional management personnel and appropriate operating and sales staff. Estimated cost: $100,000.
- Partial (or full) repayment of loans. Estimated cost: $120,000.
- Secure additional strategic licenses to support our long term growth strategy. Estimated Cost: $150,000

These are only estimates and no assurance can be given regarding either statement as to timing or actual eventuality. If more than the minimum amounts indicated above are raised, we anticipate spending increased amounts on establishing and expanding our distribution network, marketing, advertising and promotions.

Trends and Uncertainties

Public Perception or Acceptance of out Products. We believe that we have a unique opportunity to control public perception from the outset. As the first company that we are aware of to ever offer officially licensed funeral products, we believe that as long as we keep our marketing efforts appropriate and tasteful, and execute them strategically, positive public perception and acceptance will be achieved.

It is our belief that funeral services that are custom and more personal in nature are a growing trend in the United States. It appears that many families use the funeral service as a way to celebrate the life of their loved one who has passed, and not so much to just affirm that the person has died. Until our products were on the market, the custom and more personalized funeral just talked about lacked the personalization of the funeral centerpiece itself: the casket or urn. We believe that our products are well received and accepted because they are tastefully created and truly aide families in celebrating the life of their loved one.

If any uncertainties exist in this category, they are relatively few. There may always be some consumers who do not associate with a particular product in the Company's portfolio, but we are striving to one day have a product to meet anyone's interest, passion, or hobby.

Industry Growth. Growth of the funerary industries remains stable. According to the National Funeral Directors Association, in the most recent five (5) years, the number of deaths per year in the United States has hovered around the 2,400,000 mark and there is nothing that presently indicates that this will change in the near future. Currently, caskets and urns remain the only option for interning a body.

Product Material Supply. We are aware of no new trends in our industry regarding product materials; nor is is their uncertainty in this regard. The three basic materials used for caskets and urns are the same three that have always been used in this industry: woods, metals, and fiber-composite materials. We manufacture (through sub-contractors) products in all three of these materials and we believe we are well-sourced with suppliers for each.

Product Pricing. The trend in the funeral industry continues to be, simply put, offering consumers products that they can afford. This leaves a lot of options available, because there are demographics that can afford to spend more on a funeral product than others. Much like with automobiles, it comes down to an individual (or family) preference on material, style, and options. Eternal Image keeps its caskets and urns priced in the middle of industry averages, and management has no uncertainty that this pricing strategy will be accepted. In fact, there have been many instances where consumers have specifically stated that they expected Eternal Image's official licensed products to cost more than they actually do.

Product Quality. Again, industry trends here are simple to observe: provide the consumer with a product of superb quality, especially because of the nature of the product's use.

Other Factors Affecting our Business.

- *Seasonal Factors.* Not Applicable. Death rates are relatively consistent from month to month.
- *Environmental Factors.* Not Applicable. While "green" caskets and urns make an occasional splash in the media, they have not gained acceptance among consumers as a whole and are considered fractional products.
- *Economic Factors.* Not Applicable. Except for donating a body to science, or cases where ashes are directly disposed of, such as at sea, there is usually no way to get around having to purchase a casket or urn upon the death of a loved one. Accordingly, we believe that Eternal Image's products will always remain necessary and relevant.

Results of Operations

The Six Months Ended June 30, 2008 Compared to the Six Months Ended June 30, 2007

The following summarizes changes in our operations for the six months ended June 30, 2008 and 2007. Net loss increased from $850,765 in the six months ended June 30, 2007 to $5,224,938 for the six months ended June 30, 2008 or approximately 467%. This increase in net loss is attributable solely to the increase in Restricted Stock awarded as compensation to officers. Stock awarded to officers was a non-cash transaction.

Sales and Cost of Goods Sold

| | For the Six Months Ended June 30, | |
	2008	2007
Sales	$ 117,506	$ 238,160
Cost of Goods Sold	$ 63,421	$ 148,648
Gross Profit	$ 54,085	$ 89,512

Sales. Sales decreased by $120,456 or approximately 50% from $238,160 in the six months ended June 30 2007 to $117,706 for the six months ended June 30, 2008. This decrease was due to the following factors:

- Production product delays from suppliers. Specifically, product delays occurred in early 2008 due to a combination of: (1) a temporary shortfall of operating capital for production purposes and (2) unfavorable supplier terms at that time which have since been resolved. (See "Suppliers" under the "Business" section, above). We no longer anticipate any production delays on a going forward basis.

- Change in national distribution strategy. Previously, we had regional distribution in limited areas, utilizing a network of 12 to 14 distributors. Now our distribution is much more national in scope, utilizing 200 points of distribution. This change was made to service areas of the United States that had not previously enjoyed the coverage from one of our original distributors.

Cost of Goods Sold. Cost of goods sold decreased by $85,227 or approximately 57% from $148,648 in the six months ended June 30, 2007 to $63,421 for the six months ended June 30, 2008. This decrease was directly related to a decrease in the sales volume.

Gross Profit. Gross profit was $54,085, or approximately 46% of our sales for the six months ended June 30, 2008, compared to gross profit of $89,512, or approximately 37% for the six months ended June 30, 2007. The reason for this slight increase in our gross profit margin was goods being provided to customers at discounted prices.

Operating Expenses

	For the Six Months Ended June 30,	
	2008	**2007**
Operating Expenses		
Selling expenses	$ 5,045,677	$ 847,960
Administrative	88,126	70,644
Depreciation and amortization	93,563	22,087
Total operating expenses	$ 5,227,366	$ 940,691

Selling Expenses. Selling expenses increased from $847,960 in the six months ended June 30, 2007 to $5,045,677 for the six months ended June 30, 2008. The primary reason for this increase was an increase in Restricted Stock compensation granted to officers and consultants.

Administrative Expenses. Administrative expenses decreased from $70,644 in six months ended June 30, 2007 to $88,126 for the six months ended June 30, 2008. The principal reason for the increase was mainly due to increases in new employee related expenses and activities..

Units Sold

	For the Six Months Ended June 30,	
	2008	**2007**
Caskets	0	0
Urns	563	1,059
Vault Covers	0	0
Total	563	1,059

To date, we have focused our marketing efforts on on the sales of urns. The reasons for the decrease in the sales of units of urns in the above described six month periods, are virtually the same as those described in the "Sales" section immediately above, i.e. production product delays from suppliers and a change in national distribution strategy.

The Fiscal Year Ended December 31, 2007 Compared to the Fiscal Year Ended December 31, 2006

The following summarizes changes in our operations for the fiscal years ended December 31, 2007 and 2006. Net loss decreased by $2,525,370, or approximately 50.5%, from $4,987,272 in the fiscal year ended December 31, 2006 to $2,461,902 for the fiscal year ended December 31, 2007. This decrease in net loss is attributable primarily to the increase in sales of $310,000, partially offset by a significant reduction in total operating expenses of $2,460,867.

Sales and Cost of Goods Sold

	For the Fiscal Years Ended December 31,	
	2007	**2006**
Sales	$ 309,147	$ 0
Cost of Goods Sold	$ 230,212	$ 0
Gross Profit	$ 78,935	$ 0

Sales. Sales increased by $309,147, or approximately 100%, from $0 in the fiscal year ended December 31 2006 to $309,147 for the fiscal year ended December 31, 2007. This increase was due to the following factors:

- Having actual, physical products to sell in 2007 which didn't exist in 2006

- Relying on customer base built up in 12 months preceding arrival of new inventory to order products

- Executing distribution strategy to deliver products and invoicing customer base for payment

Cost of Goods Sold. Cost of goods sold increased by $230,212 or approximately 100%, from approximately $0 in the fiscal year ended December 31, 2006 to $230,212 for the fiscal year ended December 31, 2007. This increase was directly related to selling products for the first time in 2007.

Gross Profit. Gross profit was $78,935, or approximately 25% of our sales for the fiscal year ended December 31, 2007, compared to gross profit of $0, or 0% for the fiscal year ended December 31, 2006.

Operating Expenses

	For the Fiscal Years Ended December 31,	
	2007	2006
Operating Expenses		
Selling expenses	$ 2,278,462	$ 4,886,913
Administrative	139,695	72,985
Depreciation and amortization	97,691	16,816
Total operating expenses	$ 2,515,848	$ 4,976,714

Selling Expenses. Selling expenses decreased by $2,608,451, or approximately 53%, from $4,886,913 in the fiscal year ended December 31, 2006 to $2,278,461 for the fiscal year ended December 31, 2007. The primary reasons for this decrease were the decreases in consulting fees and stock based compensation.

Administrative Expenses. Administrative expenses increased by $66,710, or approximately 191%, from $72,985 in fiscal year ended December 31, 2006 to $97,691 for the fiscal year ended December 31, 2007. The principal reason for the increase was mainly due to increases in office expenses and in staff salaries directly related to our growth. As our sales have increased, we have been forced to hire additional employees.

Units Sold

	For the Fiscal Years Ended December 31,	
	2007	2006
Caskets	0	0
Urns	1,605	0
Vault Covers	0	0
Total	1,605	0

To date, we have focused our marketing efforts on on the sales of urns. The reasons for the increase in the sales of units of urns in the above described year periods, are virtually the same as those described in the "Sales" section immediately above. The reasons are:

- Having actual, physical products to sell in 2007 which didn't exist in 2006

- Relying on customer base built up in 12 months preceding arrival of new inventory to order products

- Executing distribution strategy to deliver products and invoicing customer base for payment

Liquidity and Capital Resources

We have financed operations and internal growth since our reverse merger in February 2006 through the private placement of equity securities and loans, and have received gross proceeds of $2,358,950 from those sources since that time.

As of June 30, 2008, we had $1,198,406 of cash and other current assets on hand. Also, as of June 30, 2008, we had accounts payable and accrued expenses of $320,599, including $174,863 in guaranteed minimum royalty and license payments. In addition, as of June 30, 2008, we had a total notes payable principal balance of $741,004. To date, we have not been in default under the terms, provisions and/or covenants of said loans.

As of the date of this prospectus, we had a total loans payable principal balance of $920,526.03 (loan agreements or promissory notes). All the notes are simple promissory calling for 10% interest per annum with accrued interest and principal payable at the end of the term of each loan, except that the Shatter and Mytych notes require monthly payments of interest and principal of $1,836.30 and $1,305.19, respectively; and the those notes call for 5% per annum. The term of 14 of the notes has expired or is expiring in the near future. Each holder of an expired or expiring note has verbally agreed to a 90 day extension under the same terms. Ms Shatter and Mr. Mytych are officers and directors of the Company, and Mr. Parliament is an officer of the Company. The loans are as follows:

Note Holder	Loan Date	Due Date	Principal Amount
W. Browne	2/16/2006	12/31/2008	$50,000.00
N. Propovsky	1/30/2008	12/31/2008	$14,500.00
B. LeRea	1/5/2008	12/31/2008	$5,000.00
D. Block	5/27/2008	8/31/2008	$100,000.00
S. Stolz	6/10/2008	9/13/2008	$10,000.00
D. MacKool	6/10/2008	9/13/2008	$15,000.00
D. Boggs	6/9/2008	9/12/2008	$50,000.00
A. Fisher	6/10/2008	9/13/2008	$20,000.00
R. Mizrahi	6/10/2008	9/13/2008	$15,000.00
J. Howkins	7/11/2008	10/11/2008	$60,000.00
D. Richards	8/7/2008	10/7/2008	$110,000.00
D. Hough	9/15/2008	12/15/2008	$7,500.00
Emerald Assets	9/3/2008	10/31/2008	$50,000.00
Coastal Investments	3/18/2008	6/18/2008	$250,000.00
D. Shatter	5/8/2008	5/1/2009	$26,611.36
C. Mytych	5/8/2008	5/1/2009	$22,072.45
J. Parliament	9/13/2008	10/31/2008	$14,842.22
North Atlantic	6/1/2008	12/31/2008	$100,000.00
Total			$920,526.03

We believe that available cash resources are likely to be sufficient to meet anticipated working capital requirements for at least the next three month**s.** We intend seek additional funding (debt or equity) for pursuing our business plan , expansion of existing operations or other purposes, or to the extent that our operations do not generate sufficient levels of profitability and cash flow. Should we seek to raise additional capital, there can be no assurances that such capital can be raised on satisfactory terms, on a timely basis, or at all. In the event that we are unable to raise the additional capital (or a significant portion of it) that we require, we will not be able to execute our business plan which may result in the termination of our operations.

Our future capital requirements will depend upon many factors, including the expansion of our business operations.

Currently, because we are a new business with limited credit history, we generally pay for our purchases "up front" (in most cases) and are not granted extended credit terms at this time. This will continue until we have established a satisfactory credit history. We cannot estimate, with any certainty, how long this may take, or if it will occur at all. In this regard, recently, our major supplier has agreed (orally) to allow us to pay for our product supplies "net 30 days". This has enables us to utilize these funds for other purposes and improves our liquidity. Our inability to obtain credit from other such providers has a significant impact upon our liquidity and our ability to utilize funds for other purposes. Similarly, if and when we hire additional personnel, including management and sales personnel, the cost related to such hiring's will have a significant impact on our liquidity and deployment of funds.

Principal Commitments

At June 30, 2008, we did not have any material commitments for capital expenditures. However, the Company was committed for purchases of inventory in the amount of $972,957

Off-Balance Sheet Arrangements

At June 30, 2008, we did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the periods covered. A summary of accounting policies that have been applied to the historical financial statements can be found in the notes to our consolidated financial statements.

We evaluate our estimates on an on-going basis. The most significant estimates relate to intangible assets, deferred financing and issuance costs, and the fair value of financial instruments. We base our estimates on historical company and industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which, form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ materially from those estimates.

The following is a brief discussion of our critical accounting policies and methods, and the judgments and estimates used by us in their application.

Inventories - Inventories are stated at the lower of cost, determined on a weighted average method, and net realizable value. Work in progress and finished goods are composed of direct material, direct labor and a portion of manufacturing overhead. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose. We believe that there was no obsolete inventory as of December 31, 2007 and 2006.

Stock-based Compensation – Under the provision SFAS 123, employee stock awards under the company's compensation plan can be expensed based on fair value or intrinsic value method as set forth in the Accounting Principles Board Opinion 25, "Accounting for Stock issued to Employees" (APB 25), and related interpretations. Our company has elected to measure stock based compensation expense using fair market value of the underlying stock awarded on the date of grant.

LEGAL PROCEEDINGS

We are not aware of any pending litigation or legal proceedings and none have been contemplated or threatened.

MANAGEMENT

The following table and text set forth the names of all directors and executive officers of our Company as of June 30, 2008. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Except that Clint Mytych (President and Chairman of the Board) is the son of Donna Shatter (Vice President of Operations, Secretary/Treasurer and Director), there are no family relationships between or among the directors, executive officers or persons nominated by our Company to become directors or executive officers. The brief descriptions of the business experience of each director and executive officer and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws are provided herein below.

Our directors and executive officers are as follows:

Name	Age	Position Held with the Registrant
Clint Mytych	27	Chairman, Director and President
Donna Shatter	49	Vice President of Operations, Secretary/Treasurer and Director
Wallace "Nick" Popravsky	52	Vice President of Sales and Marketing , Director
James Parliament	43	Chief Financial Officer, Director

Business Biographies of Directors and Executive Officer:

Clint Mytych

Mr. Mytych has been working on the development of the concept which eventually became Eternal Image, Inc. since 2002. In July 2003, he formally became our President and Chairman, when we formed our predecessor "S" corporation in the state of Michigan. In these early stages, Mr. Mytych conducted preliminary developmental work to form the basis of our future operations such as interviewing funeral home owners in the greater Detroit area, seeking bank debt financing and pursuing the aid of freelance designers to begin some rough concept drawings of potential future products. From 1999 to 2002 he was employed by ECA, a manufacturing company, At ECA, he was promoted to the position of Purchasing Director. From 2002 to 2004, he was a General Manager of Driven Image, Inc., one of the largest luxury car rental agencies. Driven Image, Inc. filed for federal bankruptcy protection in March 2004 in the U.S. Bankruptcy Court for the District of Nevada. Mr. Mytych holds a number of patents and trademarks. Clint has a Bachelor's Degree in Business Management from Tyndale University located in Michigan.

Donna Shatter

After raising her family, Ms. Shatter resumed her business career in 2002 when assisted her son, Clint Mytych with the preliminary developmental work referred to in his business biography, immediately above. She formally joined our Company (through its predecessor entity) in 2005 as the Vice President of Operations, Secretary/Treasurer and a Director. Her previous business experience, prior to 2002, was primarily in the areas of finance and administration, including seven years as a Brand Merchandiser for Aris/Isotoner. She was employed by Aris/Isotoner from 1989 to 1996.

Wallace "Nick" Popravsky

Since 2002, Mr. Popravsky also assisted Mr. Mytych with preliminary developmental work referred to in his business biography, immediately above. His efforts included seeking small business loans, locating the licensing agent Building Q and representing our Company at the National Funeral Directors Association's annual conventions. He formally joined our Company as VP of Sales and a Director in 2005. A business veteran with several years of experience, Mr. Popravsky's resume includes being a Specialist at General Electric (from 1994 to 1997), a General Manager of Pinnacle Media (from 1990 to 1994), an Advertising Manager at HH Communications (from 1986 to 1988), and in Advertising Sales at Tribune Newspapers (from 1982 to 1985). In 1987 and 1988, he held a seat on the board of the Information Providers Association. . Immediately, prior to June 2003, Mr. Popravsky was employed by Driven Image, Inc. in a sales capacity and as its corporate secretary. That firm filed for bankruptcy protection in March 2004 in the U.S. Bankruptcy Court for the District of Nevada.

James Parliament

Since January 2006, Mr. Parliament has been our CFO. From 2005 until 2006,, he was a Senior Solutions Architect and project Manager with Ford Motor Company, Dearborn, Michigan. From 1994 to 2005, he was employed with IBM in New York City in various positions, most recently as a Senior Technology Consultant, designing and implementing several large Financial and Enterprise Systems Management applications. Prior to joining IBM, James was a financial analyst working for Metropolitan Life Insurance Company of New York.

Mr. Parliament earned an MBA from Lawrence Technological University in Michigan and a Bachelor's Degree in Financial Management from Bob Jones University in South Carolina. Mr. Parliament is a financial and technology consultant, who, at this time, does not devote his full time to our business.

<u>**Significant Employees**</u>

Joining us in January 2008, David DeAvila (age: 46) assumed the role of Director of Sales. From 2005 until October 2007 David was the Director of Sales for Hermle, a German clock company based in Virginia. From October 2002 to 2005, he was head of international sales and marketing for the Howard Miller Clock Company based in Zeeland, Michigan. It was during his tenure at Howard Miller that he developed a complete line of clock urns and other memorial products utilizing the Howard Miller brand, one of the most recognizable clock brands in America and the largest clock manufacturer in the world. Prior to that, he had a 21 year career culminating as the Director of International Operations at Herman Miller Inc., the office furniture manufacturer based in Holland, Michigan. He received his education at Oral Roberts University in Tulsa, OK, Dekalb College in Atlanta, GA and at Brenau University, also in Georgia.

Audit Committee

We do not presently have an audit committee. The board of directors acts in that capacity and has determined that we do not currently have an audit committee financial expert serving on our audit committee or board of directors.

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, paid to or earned by the following type of executive officers for each of the Company's last two completed fiscal years: (i) individuals who served as, or acted in the capacity of, the Company's principal executive officer for the fiscal year ended December 31, 2007; (ii) the Company's two most highly compensated executive officers, other than the chief executive, who were serving as executive officers at the end of the fiscal year ended December 31, 2007; and (iii) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended December 31, 2007 (of which there were none). We refer to these individuals collectively as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation($)	Total ($)
Clint Mytych	2007	75,000	0	347,500	0	0	0	0	422,500
President	2006	75,000	0	332,800	0	0	0	0	407,800
Donna Shatter	2007	65,000	0	247,500	0	0	0	0	312,500
Operations	2006	65,000	0	247,000	0	0	0	0	312,500
V.P., Operations									
Wallace "Nick"	2007	65,000	0	247,500	0	0	0	0	312,500
Popravsky, VP,	2006	65,000	0	78,500	0	0	0	0	143,500
Sales/Marketing									

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the unexercised and stock options that have not yet vested for each Named Executive Officer as of the end of the fiscal year ended December 31, 2007. The shares indicated below give effect to the January 15, 2008, one for 20 reverse split, and the September 26, 2006, four to one forward split.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares of Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Clint Mytych	-	-	-	-	-	5,250,000	347,500	-	-
Donna Shatter	-	-	-	-	-	5,250,000	347,500	-	-
Wallace "Nick" Popravsky	-	-	-	-	-	5,250,000	347,500	-	-
James Parliament	-	-	-	-	-	0	0	-	-

Stock Option Plans and Option Grants in 2007

Through 2006 we had not adopted any Stock or Equity Option Plans and therefore there have been no option grants including to directors, officers, employees and consultants in 2006. Subsequently, a plan has been approved by the board of directors and shareholders on January 10, 2008.

Aggregated Option Exercises in 2007 and Option Values at December 31, 2007

As of December 31, 2007, no options were granted or exercised.

Long-Term Incentive Plan Awards in 2007

None

Compensation of Directors

Members on our Board are not compensated (in cash or equity) for any services provided as directors.

Employment Agreements; Compensation

Clint Mytych serves as our Chief Executive Officer, President and Chairman of the Board on a non-exclusive basis. On March 15, 2006, we entered into five year agreement with Mr. Mytych for these services. Under our agreement with him, we agreed to pay to Mr. Mytych $75,000 per year and full medical insurance coverage including dental and optical coverage minimum. He is entitled to three weeks paid vacation. Mr. Mytych is available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. Mytych devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by us for cause or by either of us upon notice.

Donna Shatter serves as our Vice President of Operations, Secretary/Treasurer and Director on a non-exclusive basis. On March 15, 2006, we entered into five year agreement with Ms. Shatter for these services. Under our agreement with her, we agreed to pay to Ms. Shatter $65,000 per year and full medical insurance coverage including dental and optical coverage minimum. She is entitled to three weeks paid vacation. Ms. Shatter is available to us so that she may perform duties that may be assigned to her from time to time by our Board of Directors to the satisfaction of the Board. Ms. Shatter devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by us for cause or by either of us upon notice.

Wallace "Nick" Popravsky serves as our Vice President of Sales and Marketing and Director on a non-exclusive basis. On March 15, 2006, we entered into five year agreement with Mr. Popravsky for these services. Under our agreement with him, we agreed to pay to Mr. Popravsky $65,000 per year and full medical insurance coverage including dental and optical coverage minimum. He is entitled to three weeks paid vacation. Mr. Popravsky is available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. Popravsky devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by us for cause or by either of us upon notice.

In addition to the above, Mr. James Parliament is employed as our Chief Financial Officer and a Director at the annual rate of $43,000. Mr. Parliament devotes 40 hours per week to the Company. Although we intend to enter into an employment contract with Mr. Parliament, we have not completed negotiations at this time. He currently receives the same benefits as the other Named Executives.

David DeAvila serves as our Director of Sales at the annual rate of $62,500 and full medical insurance coverage including dental and optical coverage minimum. Our arrangement with Mr. DeAvila was memorialized in a letter agreement by and between the parties dated January 3, 2008. He is also entitled to two weeks paid vacation. In addition, Mr. DeAvila will receive 1.5% of gross sales for 2008, and 5,000,000 shares of our common stock pro rated over 2008. To date, he has been issued 3,000,000 shares pursuant to his agreement. He devotes at least 40 hours per week to the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2008, certain information regarding beneficial ownership of our common stock (including our preferred stock which is convertible into common stock at the rate of one share of preferred into one share of common, and has voting privileges of one vote per share of preferred stock) by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of our directors, and (iii) all directors and executive officers as a group. As of June 30, 2008, there were 378,244,044 shares of our common stock issued and outstanding. In computing the number and percentage of shares beneficially owned by a person, shares of common stock that a person has a right to acquire within sixty (60) days of June 30, 2008, pursuant to options, warrants or other rights are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the address for each shareholder listed in the following table is c/o Eternal Image, Inc., 28800 Orchard Lake Road, Suite 130, Farmington Hills, Michigan 48334. This table is based upon information supplied by directors, officers and principal shareholders. This table gives effect to our 2006 forward stock splits as well as our January 15, 2008, 1 to 20 reverse stock split.

Nature of Beneficial Owner	Class of Stock	Amount and Nature of Beneficial Ownership	Percent of Class
Officers, Directors			
Clint Mytych	Common	50,575,112	13.3% (1)
	Preferred	195,000,000	100.0% (1)
Donna Shatter (1)	Common	52,455,750	13.8%
Wallace "Nick" Popravsky (2)	Common	33,000,006	8.7%
James Parliament	Common	13,750,000	3.6%
5% Shareholders			
North Atlantic Resources Ltd. (3)	Common	78,586,044	20.7%
All Officers and Directors as a group (four persons): (4)	Common	149,780,868	39.4% (1)
	Preferred	195,000,000	100.0% (1)

(1) Ms. Shatter is the mother of Clint Mytych.

(2) Does not include the shares held by Mr. Popravsky's wife, Debra Popravsky (16,500,003 shares), his son, Nicholas Popravsky (8,184,000 shares), and his daughter, Candice Horne (7,839,000 shares). These shareholders deny beneficial, dispositive and voting interest in each other's stock.

(3) The shares listed for this shareholder include 3,690,476 shares held by Emerald Asset Advisors, an affiliate of North Atlantic Resources Ltd. The same principal is owner of both entities. T. G. Phillips controls this entity and thus exercises voting and dispositive powers over the securities owned by it.

(4) On an as converted basis, Mr. Mytych's percentage ownership and voting privileges would equal 42.69%, and the percentage ownership of all officers and directors as a group would equal 59.94%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes the transactions we have engaged in with persons who were directors, officers or affiliates at the time of the transaction, and persons known by us to be the beneficial owners of 5% or more of our common stock as of June 30, 2008 ("Principal Shareholder"). Share issuances described below give effect to the previously mentioned stock splits as if they had occurred subsequent to the splits.

We have borrowed funds from various officers and/or directors as follows:

On February 16, 2006, we borrowed $29,750 from Clint Mytych. The unsecured loan agreement calls interest of 5% and monthly installments of interest and principal of $1,305. The final payment is due in May 2009. We are current on the payments.

On February 16, 2006, we borrowed $41,856 from Donna Shatter. The unsecured loan agreement calls interest of 5% and monthly installments of interest and principal of $1,836, The final payment is due in June 2009. We are current on the payments.

On April 15, 2004, we borrowed $58,000 from Fifth Third Bank which loan is secured by the personal guarantees of Donna Shatter and Clint Mytych. The loan agreement calls interest of 6.75% and monthly installments of interest and principal of $689. The final payment is due in May 2009. We are current on the payments.

On October 10, 2007, we entered into a convertible promissory note with North Atlantic Resources Limited, the Selling Shareholder named in this prospectus and a Principal Shareholder. The note called for interest of 20% and was due on February 28, 2008. The conversion rate, giving effect to our January 15, 2008, 1 to 20 reverse split, was at the rate of $.002 per dollar of principal and interest converted. On January 11, 2008, the lender exercised its option to convert all of the principal and interest into shares of common stock. These shares are covered by this Prospectus,

In addition to the aforementioned convertible promissory note, North Atlantic Resources, Limited purchased a total of 20,442,628 shares of our common stock in July and September of 2007 for a total of $315,000. Its affiliate, Emerald Asset Advisors, in July 2007, purchased an additional 3,690,476 shares of our common stock for $150,000.

In connection with our February 15, 2006 Reverse Merger, the following officers and directors (who were shareholders of our predecessor entity) were issued shares of our common stock in exchange for their interests in the predecessor entity:

Clint Mytych	5,590,000 shares
Donna Shatter	200,000 shares
Nick Popravsky	500,000 shares

In addition, in 2006 and 2007, the officers and directors were issued shares of our common stock as additional compensation for services rendered as follows:

Clint Mytych	9,686,000 shares
Donna Shatter	8,450,000 shares
Wallace Nick Popravsky	6,300,000 shares
James Parliament	750,000 shares

On July 25, 2007, as an anti takeover strategy, we issued to Clint Mytych all of the shares of convertible preferred voting shares that were authorized at that time. At that time, that number was 1,925,000,000 shares. On March 10, 2008, we amended our certificate of incorporation to reduce that authorized number of preferred shares to 195,000,000. As a result, Mr. Mytch now owns just 195,000,000 preferred shares. The preferred shares have voting rights of one vote per share and are convertible into common stock at the rate one share of preferred into one shares of common stock.

To date during 2008, we have issued additional shares of our common stock to members of our management team as compensation as follows:

Clint Mytych	44,000,000 shares
Donna Shatter	44,000,000 shares
Wallace Nick Popravsky	44,000,000 shares
James Parliament	13,000,000 shares
David DeAvila	3,000,000 shares

DESCRIPTION OF SECURITIES

Preferred Stock

On March 10, 2008, we filed an amendment to our certificate of incorporation with the State of Delaware reducing the number of shares of both preferred and common stock that we are authorized to issue. As a result, we were authorized to issue 195,000,000 shares of preferred stock, par value $.001 per share. On August 28, 2008, we filed another amendment to our certificate of incorporation with the State of Delaware reducing the number of shares of common stock that we are authorized to issue and correspondingly increasing the number of shares of preferred stock we are authorized to issue. As a result of this most recent amendment, we are currently authorized to issue 220,000 shares, 195,000 shares of which are currently outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from its shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. Currently, there are 195,000,000 shares of preferred outstanding that have voting rights of one vote per share and are convertible into common stock at the rate one share of preferred into one shares of common stock.

Common Stock

As a result of the aforementioned August 28, 2008 amendment to our certificate of incorporation, we are now authorized to issue 530,000,000 shares of common stock, $.001 par value per share, of which 378,244,044 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock may receive dividends declared by the Board of Directors, if any. Such dividends may be paid in cash, in property, or in shares of the capital stock.

As of the date of this Prospectus, our stock is listed on the Pink Sheets. The price of our common stock will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as those described in this Memorandum under "Risks Related to Capital Structure" and the following could have a significant adverse impact on the market price of its common stock:

- Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

- Our financial position and results of operations;

- U.S. and foreign governmental regulatory actions;

- The filing of litigation against us;

- Period-to-period fluctuations in our operating results;

- Changes in estimates of our performance by any securities analysts;

- Possible regulatory requirements on our business;

- The issuance of new equity securities pursuant to a future offering;

- Changes in interest rates;

- Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- Variations in quarterly operating results;

- Change in financial estimates by securities analysts;

- The depth and liquidity of the market for our common stock;

- Investor perceptions of us; and

- General economic and other national conditions.

Transfer Agent

Our transfer agent is Integrity Stock Transfer, located at 3027 East Sunset Road, Suite 103 Las Vegas NV 89120, telephone (702) 317-7757.

<p align="center">**SHARES ELIGIBLE FOR FUTURE SALE**</p>

Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of common stock offered may be resold without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates," as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Additional shares may be issued pursuant to outstanding warrants and options. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act. The shares owned by the shareholders immediately prior to the reverse merger may only be sold pursuant to an effective registration statement.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144. In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

The above summarization of Rule 144 notwithstanding, Rule 144 is not available for the resale of securities initially issued by a shell company (reporting or non-reporting) or a former shell company. We are a former shell company. These securities can be resold only through a resale registration statement, unless certain conditions are met. These conditions are:

- the issuer of the securities has ceased to be a shell company;
- the issuer is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;
- the issuer has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports; and
- one year has elapsed since the issuer has filed current ''Form 10 information'' with the Commission reflecting its status as an entity that is no longer a shell company such as the registration statement of which this a part.

Warrants

On July 18, 2006, in connection with our reverse merger, we issued to Carley Enterprises 3,000,000 five year warrants exercisable at $2.00 per share. These warrants are subject to future stock splits and other adjustments. The current number of warrants have been adjusted for the 20:1 reverse split.


SELLING SHAREHOLDERS


The securities being offered hereunder are being offered by the selling shareholders listed below or their respective transferees, pledgees, donees or successors. Each selling shareholder may from time to time offer and sell any or all of such selling shareholder's shares that are registered under this prospectus. Because no selling shareholder is obligated to sell shares, and because the selling shareholders may also acquire publicly traded shares of our common stock, we cannot accurately estimate how many shares each selling shareholder will own after the offering.

All expenses incurred with respect to the registration of the common stock covered by this prospectus will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any selling shareholder in connection with the sale of shares.

The following table sets forth, with respect to the selling shareholder (i) the number of shares of common stock beneficially owned as of June 30, 2008 and prior to the offering contemplated hereby, including the shares held by an affiliate of the selling shareholder, Emerald Asset Advisors, (ii) the maximum number of shares of common stock which may be sold by the selling shareholder under this prospectus, and (iii) the number of shares of common stock which will be owned after the offering by the selling shareholder. All shareholders listed below are eligible to sell their shares. The percentage ownerships set forth below are based on 378,244,044 shares outstanding as of the date of this prospectus.

Selling Shareholder	Prior to Offering		Shares Offered	After Offering(1)	
	Shares	Percent		Shares	Percent
North Atlantic Resources, Limited*	78,586,044	20.67	54,452,940(2)	24,133,104	6.35
Clint Mytych (3)	50,575,112	13.30	25,000,000	25,575,112	6.73
Donna Shatter (3)	52,455,750	13.80	25,000,000	27,455,750	7.22
Wallace "Nick" Popravsky (3)	33,000,006	8.68	11,000,000	22,000,006	5.79
James Parliament (4)	13,750,000	3.62	10,000,000	3,750,000	**
Debra Popravsky (5)	16,500,003	4.34	10,000,000	6,500,003	1.71
Nicholas Popravsky (6)	8,184,000	2.15	2,000,000	6,184,000	1.62
Candice Horne (7)	7,839,000	2.06	2,000,000	5,839,000	1.54
Thomas E. Boccieri (8)	750,000	**	750,000	0	0
Craig T. Boccieri (9)	400,000	**	400,000	0	0

*North Atlantic Resources, Limited is controlled by T. G. Phillips. It is neither a broker-dealer nor an affiliate of a broker-dealer.

**Less than 1%

(1) Represents the amount of shares that will be held by the selling shareholders after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering.

(2) Represents shares into which this Selling Shareholder has converted its convertible promissory note (interest and principal) on January 11, 2008.

(3) Officer and Director. This shareholder received the shares that he or she is registering herein as a form of compensation for services rendered.

(4) Officer. This shareholder received the shares that he is registering herein as a form of compensation for services rendered.

(5) Wife of Wallace "Nick" Popravsky. This shareholder received the shares that she is registering herein as a form of compensation for services rendered.

(6) Son of Wallace "Nick" Popravsky. This shareholder received the shares that he is registering herein as a gift from his father, Wallace "Nick" Popravsky, who received the shares as a form of compensation for services rendered.

(7) Daughter of Wallace "Nick" Popravsky. This shareholder received the shares that she is registering herein as a gift from his father, Wallace "Nick" Popravsky, who received the shares as a form of compensation for services rendered.

(8) Legal counsel to the Company. This shareholder received the shares that he is registering herein as a form of compensation for services rendered.

(9) Son of Thomas E. Boccieri, legal counsel to the Company. This shareholder received the shares that he is registering herein as a gift from his father, Thomas E. Boccieri, who received the shares as a form of compensation for services rendered.

To our knowledge, none of the selling shareholders has had a material relationship with the Company other than as a shareholder and as specifically indicated above (i.e. as a lender to the Company, an officer of the Company or its outside counsel or a relative thereof) at any time within the past three years, and each selling shareholder acquired their respective shares of our common stock in the ordinary course of business (or as a gift from a donor who so acquired his respective shares) and, at the time of the acquisition of the securities, had no agreements with any person to distribute the securities.

To the extent that any successors to the named selling stockholders wish to sell under this Prospectus, the Company must file a Prospectus supplement identifying such successors as selling shareholders.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Thomas E. Boccieri, Esq., 561 Schaefer Avenue, Oradell, NJ 07649. Mr. Boccieri is the owner of 1,150,000 shares of common stock (including 400,000 shares transferred to and held by his son, Craig T. Boccieri).

EXPERTS

The financial statements of Eternal Image, Inc. for each of the years in the two year period ended December 31, 2007 appearing in this prospectus have been audited by Demetrius & Company, L.LC as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, which contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.



ETERNAL IMAGE, INC.

140,602,940 Shares of Common Stock, $0.001 Par Value

PROSPECTUS

Subject to Completion _____, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

SEC Registration Fee	$ 110.51
Accounting fees and expenses	10,000.00
Printing and engraving expenses	10,000.00
Legal fees and expenses	30,000.00
Miscellaneous	10,000.00
	$ 60,110.51

All amounts in the above table are estimated, except for the SEC Registration Fee which is an actual amount. None of the expenses will be paid by selling shareholders.

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation eliminates the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our articles of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Under Delaware law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

- conducted himself or herself in good faith;

- reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and

- in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorney fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving our director/officer or involving any of our employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Item 15. Recent Sales of Unregistered Securities.

Securities issued since January 2006. From January 2005 to January 2006, the Registrant was a dormant shell company and did not issue securities. All of the following transactions have been adjusted for the prior forward splits and for the 1:20 Reverse Split.

Shareholder	Date Issued	No. of Common Shares	Price Per Share	Proceeds
(1) Mazuma Corp	7/13/2006	175,000	0.17143	$30,000
(2) Mazuma Corp	7/26/2006	125,000	0.18000	$22,500
(3) Mazuma Corp	8/9/2006	150,000	0.14000	$21,000
(4) Mazuma Corp	8/16/2006	200,000	0.14000	$28,000
(5) Mazuma Corp	8/24/2006	125,000	0.08000	$10,000
(6) Mazuma Corp	9/15/2006	125,000	0.11200	$14,000
(7) Mazuma Corp	10/6/2006	1,388,889	0.01800	$25,000
(8) Mazuma Corp	10/12/2006	1,666,667	0.01500	$25,000
(9) Mazuma Corp	10/16/2006	2,000,000	0.01000	$20,000
(10) Mazuma Corp	10/18/2006	2,000,000	0.01250	$25,000
(11) Mazuma Corp	10/19/2006	833,333	0.03600	$30,000
(12) Mazuma Corp	10/23/2006	1,500,000	0.06000	$90,000
(13) RTG Holdings	10/27/2006	9,000,000	0.00444	$40,000
(14) Mazuma Corp	11/13/2006	500,000	0.03500	$17,500
(15) Mazuma Corp	11/20/2006	500,000	0.03000	$15,000
(16) Macca Holdings	11/27/2006	3,000,000	0.01167	$35,000
(17) Mazuma Corp	11/29/2006	1,100,000	0.02273	$25,000
(18) TJ Management Group	12/2/2006	3,846,154	0.01950	$75,000
(19) Mazuma Corp	12/8/2006	2,000,000	0.01500	$30,000
(20) TJ Management Group	12/8/2006	8,000,000	0.00943	$75,400
(21) Mazuma Corp	12/21/2006	250,000	0.03600	$9,000
(22) Mazuma Corp	1/4/2007	800,000	0.01563	$12,500
(23) Mazuma Corp	1/8/2007	2,250,000	0.01556	$35,000
(24) Lerea Consulting	1/12/2007	1,000,000	0.00500	$5,000
(25) Mazuma Corp	1/19/2007	4,750,000	0.00947	$45,000
(26) Caswell Capital	1/29/2007	4,761,905	0.00840	$40,000
(27) TJ Mgt (Accord)	1/23/2007	3,350,000	0.00825	$27,640
(28) Macca Holdings	1/8/2007	2,500,000	0.00400	$10,000
(29) Mazuma Corp	1/26/2007	3,900,000	0.00897	$35,000
(30) Mazuma Corp	2/8/2007	2,000,000	0.01100	$22,000
(31) Old Montauk Capital	2/13/2007	7,738,095	0.00840	$65,000
(32) Mazuma Corp	2/16/2007	1,600,000	0.00750	$12,000
(33) North Atlantic Resources	7/24/2007	15,584,936	0.01283	$200,000
(34) North Atlantic Resources	7/25/2007	4,107,692	0.01582	$65,000
(35) North Atlantic Resources	9/7/2007	750,000	0.06667	$50,000
(36) Emerald Asset Advisors	7/25/2007	3,690,476	0.04065	$150,000
(37) North Atlantic Resources	1/5/2008	65,170,940	0.00997	650,000.00
(38) Clint Mytych	2/15/2006	559,000	0.02000	$11,180.00
(39) Clint Mytych	9/25/2006	1,677,000	0.10000	$167,700.00
(40) Clint Mytych	10/9/2006	2,200,000	0.07000	$154,000.00
(41) Clint Mytych	1/12/2007	3,750,000	0.02600	$97,500.00
(42) Clint Mytych	7/25/2007	96,250,000	0.00104	$100,000.00
(43) Clint Mytych	8/14/2007	1,500,000	0.02960	$44,400.00
(44) Donna Shatter	2/15/2006	50,000	0.02000	$1,000.00
(45) Donna Shatter	9/21/2006	200,000	0.08500	$17,000.00
(46) Donna Shatter	9/25/2006	150,000	0.10000	$15,000.00
(47) Donna Shatter	9/25/2006	600,000	0.10000	$60,000.00
(48) Donna Shatter	10/9/2006	2,200,000	0.07000	$154,000.00
(49) Donna Shatter	1/12/2007	3,750,000	0.02600	$97,500.00
(50) Donna Shatter	8/14/2007	1,500,000	0.02960	$44,400.00
(51) Wallace N. Popravsky	2/15/2006	125,000	0.02000	$2,500.00
(52) Wallace N. Popravsky	9/25/2006	375,000	0.10000	$37,500.00

(53) Wallace N. Popravsky	10/9/2006	550,000	0.07000	$38,500.00
(54) Wallace N. Popravsky	1/12/2007	3,750,000	0.02600	$97,500.00
(55) Wallace N. Popravsky	8/14/2007	1,500,000	0.02960	$44,400.00
(56) James Parliament	10/30/2006	12,500	0.08600	$1,075.00
(57) James Parliament	12/28/2006	753,750	0.02400	$18,090.00
(58) James Parliament	1/1/2007	31,250	0.02400	$750.00
(59) Carley Enterprises	7/18/2006	300,000	*	*
(60) Woodrow Browne	1/16/2008	500,000	0.03500	$17,500.00
(61) Michael Orlich	1/16/2008	20,000	0.03500	$700.00
(62) Clint Mytych	1/30/2008	20,000,000	0.02500	$500,000.00
(63) Donna Shatter	1/30/2008	20,000,000	0.02500	$500,000.00
(64) Wallace N. Popravsky	1/30/2008	20,000,000	0.02500	$500,000.00
(65) James Parliament	1/30/2008	3,000,000	0.02500	$75,000.00
(66) Clint Mytych	2/27/2008	24,000,000	0.002500	$60,000.00
(67) Donna Shatter	2/27/2008	24,000,000	0.002500	$60,000.00
(68) Wallace N. Popravsky	2/27/2008	24,000,000	0.002500	$60,000.00
(69) Thomas E. Boccieri	2/27/2008	650,000	0.002500	$1,625.00
(70) Thomas E. Boccieri	3/14/2008	500,000	0.0255	$12,750.00
(71) David DeAvila	4/4/2008	1,000,000	0.022	$22,000.00
(72) James Parliament	4/11/2008	10,000,000	0.022	$220,000.00
(73) Adam Le Rea	5/5/2008	1,000,000	0.0185	$18,500.00
(74) David DeAvila	7/1/2008	1,000,000	0.0185	$22,000.00
(75) David DeAvila	7/2/2008	1,000,000	0.0185	$22,000.00

*   Five year warrants issued in connection with the Registrant's January 2006, reverse merger. A total of 300,000 shares of common stock can be purchased at an exercise price of $2.00 per share purchased. A value of $ 600,000 was attributed to the issuance of these warrants.

The offers, sales and issuances of the securities represented in transactions numbered 1 through 32, above, were made in reliance upon Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder. All of these offerings were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in said Rule 504 under Regulation D as promulgated by the U.S. Securities and Exchange Commission. These offerings met the requirements of Rule 504 in that: (a) the total of funds raised in the offerings does not exceed $1,000,000; and (b) the offer and sale of the shares was not accomplished by means of any general advertising or general solicitation. In addition, these offerings were made were "sophisticated investors." As a result, offers were made only to persons that the Company believed, and had reasonable grounds to believe, either (a) have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the proposed investment, or (b) can bear the economic risks of the proposed investment (that is, at the time of investment, could afford a complete loss). Additionally, sales were made only to persons whom the Company believed, and had reasonable grounds to believe immediately prior to such sale and upon making reasonable inquiry, (a) are capable of bearing the economic risk of the investment, and (b) either personally possess the requisite knowledge and experience, or, together with their offeree's representative, have such knowledge and experience.

The offers, sales and issuances of the securities represented in transactions numbered 33 through 37, above, were made in reliance upon Section 4(2) of the Securities Act of 1933, as amended, including under Rule 506 of Regulation D promulgated thereunder. The shares of common stock were issued upon the conversion of convertible promissory notes issued to these shareholders. The issuances of the convertible promissory notes were exempt from registration because the issuances were to accredited investors and did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. Both shareholders are controlled by the same principal, T. G. Phillips.

The issuance of the securities represented in transactions numbered 38 through 58, and 60 through 75, above, were made for non-cash consideration to current officers and/or directors of the registrant and/or other professional service providers either as a form of compensation for services (transactions numbered 40-43, 45, 47-50, 53-58 and 60 through 75) and/or in exchange for shares of the private corporation that participated in the February 15, 2006 "reverse merger" with the registrant (transactions numbered 38, 39, 44, 46, 51 and 52). The issuance of these shares were made in reliance upon Section 4(2) of the Securities Act of 1933, as amended, in that they did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Since the transactions numbered 39 through 58 and 60 though 75, above, represent shares of common stock issued to individuals either in connection with the exchange of shares made in the February 15, 2006 reverse merger or as compensation for services, the proceeds indicated in the table, above, do not represent cash received by the registrant, but the value attributed to the transaction by the registrant.

The issuance of the five year warrants represented in transaction numbered 59, above, was made as additional compensation to this shareholder in connection with the aforementioned reverse merger. It was made in reliance upon Section 4(2) of the Securities Act of 1933, as amended, in that it did not involve a public offering. The recipient of securities in this transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends was affixed to the securities issued in these transactions.

Item 16. Exhibits.

THE FOLLOWING EXHIBITS ARE FILED AS PART OF THIS REGISTRATION STATEMENT:

Exhibit No.	Description
3.1	Restated Articles of Incorporation dated November 4, 2005 (1)
3.2	Restated Certificate of Amendment to Articles of Incorporation dated November 8, 2005 (1)
3.3	Restated Articles of Incorporation dated October 19, 1990 (1)
3.4	Registrant's By-Laws, as amended (1)
3.5	Certificate of Amendment to Articles of Incorporation dated March 10, 2008 (1)
3.6	Certificate of Amendment to Articles of Incorporation dated August 28,, 2008 (2)
4.1	Specimen of Common Stock Certificate (1)
5.1	Opinion on Legality (2)
10.1	Mytych Employment Agreement (1)
10.2	Shatter Employment Agreement (1)
10.3	Popravsky Employment Agreement (1)
10.4	October 11, 2007 Convertible Promissory Note (1)
10.5	Loan agreement with Donna Shatter (1)
10.6	Loan agreement with Clint Mytych (1)
10.7	Loan agreement with Woody Browne (1)
10.8	Loan agreement with Scott Watkins (1)
10.9	Consulting Agreement with Matt Davis (1)
10.10	Building Lease (1)
10.11	DeAvila January 3, 2008 Employment Letter Agreement (1)
10.12	Building Q Consulting Agreements (1)
10.13	ASAPR Public Relations and Marketing Agreements (1)
10.14	Eternal Image, Inc. 2008 Equity Incentive Plan (adopted and approved on September 10, 2008) (2)
10.15	The Vatican Library Collection licensing agreement (2)
10.16	Major League Baseball licensing agreement (2)
10.17	Star Trek (2)
10.18	Precious Moments licensing agreement (2)
10.19	Collegiate Licensing Company licensing agreement (2)
10.20	American Kennel Club licensing agreement (2)
10.21	Cat Fanciers' Association licensing agreement (2)
10.22	D. Block Promissory Note (2)
10.23	S. Stoltz Promissory Note (2)
10.24	D. MacKool Promissory Note (2)
10.25	D. Boggs Promissory Note (2)
10.26	A. Fisher Promissory Note (2)
10.27	R. Mizrahi Promissory Note (2)
10.28	J. Howkins Promissory Note (2)
10.29	D. Richards Promissory Note (2)
10.30	D. Hough Promissory Note (2)
10.31	R. Martindale Promissory Note (2)
10.32	R. Reiner Promissory Note (2)
10.33	Emerald Assets Promissory Note (2)
10.34	Coastal Investments Note (2)
10.35	J.Parliament Promissory Note (2)
10.36	Clint Mytych Promissory Note (2)
10.37	Donna Shatter Promissory Note (2)
23.1	Consent of Demetrius & Company, LLC, Certified Public Accountant (2)
23.2	Consent of Thomas E. Boccieri, Esq. (included in Exhibit 5.1) (2)
99.1	Design Patent Application (2)

(1) Previously filed.
(2) Filed herewith

Item 17. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(a) include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c) include any additional or changed material information with respect to the plan of distribution.

(2) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(5) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) For the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(8) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of this chapter;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C. To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

D. The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing this Form S-1/A and have authorized this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Farmington Hills, State of Michigan, on October 3, 2008.

ETERNAL IMAGE, INC.

By: /s/ CLINT MYTYCH

Name: Clint Mytych
Title: Chief Executive Officer
 (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Clint Mytych Clint Mytych	Chief Executive Officer and Chairman (Principal Executive Officer)	October 3, 2008
/s/ James Parliament James Parliament	Chief Financial Officer (Principal Financial and Accounting Officer)	October 3,, 2008
/s/ Donna Shatter Donna Shatter	Vice President, Secretary/Treasurer and Director	October 3, 2008
/s/ Wallace Nick Popravsky Wallace Nick Popravsky	Vice President and Director	October 3, 2008

Exhibit No.	Description
3.1	Restated Articles of Incorporation dated January 31, 2006 (1)
3.2	Restated Certificate of Amendment to Articles of Incorporation dated November 8, 2005 (1)
3.3	Restated Articles of Incorporation dated October 19, 1990 (1)
3.4	Registrant's By-Laws, as amended (1)
3.5	Certificate of Amendment to Articles of Incorporation dated March 10, 2008 (1)
3.6	Certificate of Amendment to Articles of Incorporation dated August 28,, 2008 (2)
4.1	Specimen of Common Stock Certificate (1)
5.1	Opinion on Legality (2)
10.1	Mytych Employment Agreement (1)
10.2	Shatter Employment agreement (1)
10.3	Popravsky Employment Agreement (1)
10.4	October 11, 2007 Convertible Promissory Note (1)
10.5	Loan agreement with Donna Shatter (1)
10.6	Loan agreement with Clint Mytych (1)
10.7	Loan agreement with Woody Browne (1)
10.8	Loan agreement with Scott Watkins (1)
10.9	Consulting Agreement with Matt Davis (1)
10.10	Building Lease (1)
10.11	DeAvila January 3, 2008 Employment Letter Agreement (1)
10.12	Building Q Consulting Agreements (1)
10.13	ASAPR Public Relations and Marketing Agreements (1)
10.14	Eternal Image, Inc. 2008 Equity Incentive Plan (adopted and approved on September 10, 2008) (2)
10.15	The Vatican Library Collection licensing agreement (2)
10.16	Major League Baseball licensing agreement (2)
10.17	Star Trek (2)
10.18	Precious Moments licensing agreement (2)
10.19	Collegiate Licensing Company licensing agreement (2)
10.20	American Kennel Club licensing agreement (2)
10.21	Cat Fanciers' Association licensing agreement (2)
10.22	D. Block Promissory Note (2)
10.23	S. Stoltz Promissory Note (2)
10.24	D. MacKool Promissory Note (2)
10.25	D. Boggs Promissory Note (2)
10.26	A. Fisher Promissory Note (2)
10.27	R. Mizrahi Promissory Note (2)
10.28	J. Howkins Promissory Note (2)
10.29	D. Richard Promissory Note (2)
10.30	D. Hough Promissory Note (2)
10.31	R. Martindale Promissory Note (2)
10.32	R. Reiner Promissory Note (2)
10.33	Emerald Assets Promissory Note (2)
10.34	Coastal Investments Note (2)
10.35	J.Parliament Promissory Note (2)
10.36	Clint Mytych Promissory Note (2)
10.37	Donna Shatter Promissory Note (2)
23.1	Consent of Demetrius & Company, LLC, Certified Public Accountant (2)
23.2	Consent of Thomas E. Boccieri, Esq. (included in Exhibit 5.1) (2)
99.1	Design Patent Application (1)

(1) Previously filed.
(2) Filed herewith.

Exhibit 3.6

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ETERNAL IMAGE, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF AUGUST, A.D. 2008, AT 5:50 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor, Secretary of State

2236242 8100

080912334

AUTHENTICATION: 6822797

DATE: 08-29-08

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:54 PM 08/28/2008
FILED 05:50 PM 08/28/2008
SRV 080912334 - 2236242 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

ETERNAL IMAGE, INC.

It is hereby certified that:

1. The name of the corporation is ETERNAL IMAGE, INC. (hereinafter referred to as the "Corporation").

2. The Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 31, 2006.

The amendment of the restated certificate of incorporation effected by this certificate of amendment is as follows:

3. The restated certificate of incorporation of the Corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article IV the following new Article IV:

"ARTICLE IV. CAPITAL STOCK. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Seven Hundred Fifty Million (750,000,000), consisting of Five Hundred Thirty Million (530,000,000) shares of Common Stock, par value $.001 per share ("Common Stock"), and Two Hundred Twenty Million (220,000,000) shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

The designations of the Preferred Stock and the powers, preferences, qualifications, limitations or restrictions, and relative rights thereof shall be as follows:

Shares of Preferred Stock may be issued from time to time in one or more series of any number of shares as may be determined from time to time by the Board of Directors; provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preferred Stock authorized by this Certificate of Incorporation. Each series of Preferred Stock shall be distinctly designated. The voting powers, if any, of each such series and the preferences and relative, participating, option and other special rights of each such series and qualifications, limitations and restrictions thereof, if any, may differ form those of any and all other series at any time outstanding; and the Board of Directors is hereby expressly granted authority to fix, in the resolution or resolutions providing for the issue of a particular series of Preferred Stock, the voting powers, if any, of each such series and

the designations, preferences and relative, participating, option and other special rights of each such series and qualifications, limitations and restrictions thereof to the full extent now or hereafter permitted by this Certificate of Incorporation and the laws of the State of Delaware, including (but without limiting the generality of the foregoing) the following:

(1)   the designation of such series;

(2)   the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any class or classes or on any other series of any class or classes of capital stock of the Corporation, and whether such dividends shall be cumulative or non-cumulative;

(3)   whether the shares of such series may be redeemed by the Corporation, and if so, the times, prices and other terms and conditions of such redemption;

(4)   the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(5)   whether the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any series of any class or classes of capital stock of the Corporation, and, if the provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and condition of such conversion or exchange;

(6)   the restrictions and conditions, if any, upon the series or reissue of any additional Preferred Shares ranking on a parity with or prior to such shares as to dividends or upon dissolution;

(7)   the rights of the holders of the shares of such series upon the liquidation or distribution of assets of the Corporation, which rights may be different in the case of a voluntary liquidation than in the case of an involuntary liquidation

Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolutions of the Board creating any series of Preferred Shares, the holders of any such series shall have no voting power whatsoever."

4. The amendments of the certificate of incorporation herein certified have been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on August 28, 2008

_____
Name: Clint Mytych, President

EXHIBIT 5.1

OPINION ON LEGALITY

EXHIBIT 23.2

CONSENT OF COUNSEL

THOMAS E. BOCCIERI, ESQ.
561 Schaefer Avenue
Oradell, New Jersey 07649
(Office) 201-983-2024 (Fax) 201-265-6069

October 2, 2008

Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, Michigan 48334

Re: Registration Statement on Form S-1/A

Ladies and Gentlemen:

You have requested my opinion as counsel for Eternal Image, Inc. (the "Company"), a Delaware corporation, in connection with the registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, of 140,602,940 shares of the Company's common stock currently outstanding (the "Shares").

In connection therewith, and arriving at the opinion as expressed below, I have examined and relied upon originals or copies, certified or otherwise identified to my satisfaction, of the Company's Certificate of Incorporation as amended, By-laws of the Company, the Registration Statement on Form S-1/A in the form to be filed with the Securities and Exchange Commission (the "Registration Statement") and such other documents as I have deemed necessary or appropriate as a basis for the opinion expressed herein.

In connection with my examination, I have assumed the genuineness of the signatures, the authenticity of all documents tendered to us as originals, the legal capacity of natural persons and the conformity to original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

Based on the foregoing, and subject to the qualifications and limitations set forth herein, I am of the opinion that the Shares subject of the Registration Statement which are currently outstanding are, legally issued, non-assessable and fully paid.

The opinions expressed above are limited to the laws of the State of Delaware and the federal laws of the United States of America.

I hereby consent to this opinion letter being filed as an exhibit to the Registration Statement and reference to me in Part I of the Registration Statement under the caption "Legal Matters". In giving this consent, I do not thereby admit that it comes within the category of persons whose consent is required under section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Thomas E. Boccieri
THOMAS E. BOCCIERI, ESQ.

Exhibit 10.14

ETERNAL IMAGE, INC CORPORATION
2008 EQUITY INCENTIVE PLAN

Adopted by the Board of Directors on September 10, 2008
Approved by Shareholders on September 10, 2008
Termination Date: October 1, 2015

1. PURPOSES.

      Available Stock Awards. The purpose of this Plan is to provide a means by which Eligible Recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Stock Awards: (i) Incentive Stock Options, (ii) Non-qualified Stock Options, (iii) Stock Bonuses, and (iv) Stock Appreciation Rights.

      General Purpose. The Company, by means of this Plan, seeks to retain the services of Eligible Recipients, to secure and retain the services of new members of this group, and to provide incentives for Participants to exert maximum efforts for the success of the Company and its Affiliates.

2. DEFINITIONS.

      (a) "*Affiliate*" of the Company means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in §§424(e) and (f), respectively, of the Code.

      (b) "*Board*" means the board of directors of the Company, as such board may be duly constituted from time to time.

      (c) *"Bonus Shares"* means the shares of Common Stock issued or issuable pursuant to an award of a Stock Bonus.

      (d) *"Business of the Company"* as of any designated date means (i) the design and manufacturing of brand-name funerary products, and (ii) any other business conducted or publicly announced by the Company or any of its Affiliates, if any, as of such date.

      (e) Termination for *"Cause"* means termination of a Participant's employment or other association with the Company principally due to and within thirty (30) days following actual knowledge of the Board of any of the following:

      (i)   indictment, conviction or a plea of *nolo contendre* of the Participant of any crime involving moral turpitude, or any felony;

      (ii)   any willful misconduct, gross negligence, or gross neglect of the Participant's duties to the Company;

      (iii)   any illegal use by the Participant of any controlled substances, or any severe alcoholic intoxication on Company premises;

      (iv)   any discrimination by the Participant against or harassment of the Company's employees, customers, vendors or guests, which behavior is illegal or civilly actionable under federal or state law;

      (v)   falsification of any report or document (regardless of medium) by the Participant, related to the business of the Company;

      (vi)   failure to use best efforts to comply with any reasonable legal directive of the Board or of the Company's Chief Executive Officer, which failure continues after warning;

      (vii) any repeated material violation of any generally applicable written Company policy; or

      (viii) Any breach by the Participant of any Employment Agreement or Confidentiality Agreement to which the Participant may be subject, which breach is not cured to the Company's reasonable satisfaction within ten (10) days following written notice thereof by Company to the Participant.

Occasional, unrelated, unrepeated, ordinary mistakes shall not constitute grounds for termination of a Participant for Cause, for purposes of this Plan.

(f) *"Change of Control"* means (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a consolidation or merger of the Company with or into any other corporation or other entity, or a merger of another corporation or other entity into the Company, or any other corporate reorganization, in connection with any of which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the outstanding voting power of the surviving entity (or its parent) following the consolidation, merger or reorganization, or (iii) any transaction (or series of related transactions involving a person or entity, or a group of affiliated persons or entities) in which in excess of fifty percent (50%) of the Company's outstanding voting power is transferred.

(g) "*Code*" means the Internal Revenue Code of 1986, as amended.

(h) "*Committee*" shall have the meaning set forth in §3(a), below.

(i) "*Common Stock*" means the voting Common Stock of the Company.

(j) *"Company"* means Eternal Image Inc, a Delaware Corporation.

(k) "*Consultant*" means any person (i) engaged full-time or part-time by the Company or an Affiliate of the Company to render consulting or advisory services and who is compensated for such services, or (ii) who is a member of the board of directors of an Affiliate of the Company.

(l) "*Continuous Service*" of a Participant means that the Participant's service with the Company or an Affiliate of the Company, whether as an Employee, Director or Consultant, is not interrupted. A Participant's Continuous Service shall not be deemed to have been interrupted merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate of the Company as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service (for example, a change in status from an Employee of the Company to a Consultant of an Affiliate of the Company or a Director of the Company will not constitute an interruption of Continuous Service). Authorized vacations and other authorized leaves of absence (such as sick leave, military leave, maternity leave, and jury duty) shall not result in interruption of Continuous Service. The Board shall determine in its sole discretion whether Continuous Service shall be considered interrupted in the case of any unauthorized leave of absence of a Participant.

(m) "*Director*" means a member of the Board, as the Board may be duly constituted from time to time.

(n) "*Disability*" means the permanent and total disability of a person within the meaning of §22(e)(3) of the Code.

(o) *"Eligible Recipients"* means the Employees, Directors and Consultants of the Company.

(p) "*Employee*" means any person employed by the Company or an Affiliate of the Company. Mere service as a Director or payment of a director's fee by the Company or an Affiliate of the Company shall not be sufficient to constitute "employment" by the Company or an Affiliate of the Company.

(q) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(r) "*Fair Market Value"* or *"FMV"* of a share of Common Stock means:

    (i)   in connection with any effective registration under the Securities Act and public sale of Common Stock by the Company, the gross offering price per share to the public; or

    (ii)   otherwise, if there exists a public market for the Common Stock, the average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary or the last reported sale price of the Common Stock or the closing price quoted on any exchange on which the Common Stock is listed, as published in the Western Edition of The Wall Street Journal, for the five (5) trading days immediately preceding the date of determination of FMV; or otherwise, the fair market value thereof as determined in good faith by the Board.

(s) "*Incentive Stock Option*" means an Option intended to qualify as an incentive stock option within the meaning of §422 of the Code and the regulations promulgated thereunder.

(t) "*Non-qualified Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

(u) *"Officer"* means a person who is an officer of the Company within the meaning of §16 of the Exchange Act and the rules and regulations promulgated thereunder.

(v) "*Option*" means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to this Plan.

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(w) *"Option Agreement"* means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of this Plan.

(x) "*Optionholder*" means a person to whom an Option is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Option.

(y) *"Option Shares"* means the shares of Common Stock underlying and subject to acquisition as a result of exercise of an Option.

(z) "*Outside Director*" means a Director of the Company who is both (i) an "outside director" for purposes of §162(m) of the Code, and (ii) a "non-employee director" for purposes of Rule 16b-3.

(aa) "*Participant*" means a person to whom a Stock Award is granted pursuant to this Plan or, if applicable, any other person who holds an outstanding Stock Award.

(bb) "*Plan*" means this Timberline Resources Corporation 2004 Equity Incentive Plan.

(cc) *"Public Registration"* means the earlier to occur of (i) the effectiveness of a registration statement filed by the Company with the U.S. Securities and Exchange Commission under the Securities Act with respect to the Common Stock, or (ii) registration of the Company under the Exchange Act.

(dd) "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ee) "*SAR*" means a Stock Appreciation Right, i.e. the contractual right to receive a cash bonus on or before a designated date in an amount equal to the increase (if any) between the FMV as of the date of issuance of the SAR (or other designated base date) and the FMV as of the date of exercise or expiration of the SAR (or other designated end date).

(ff) "*Securities Act*" means the Securities Act of 1933, as amended.

(gg) "*Stock Award*" means any right granted under this Plan, including an Option, a Stock Bonus and/or a SAR.

(hh) "*Stock Award Agreement*" means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of this Plan.

(ii) *"Stock Bonus"* means an outright grant of Common Stock to a Participant, for which a Participant pays no consideration or less than Fair Market Value.

(jj) "*Ten Percent Shareholder*" means a person who owns (or is deemed to own pursuant to §424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company.

3. ADMINISTRATION.

(a) General. The Board may delegate administration of this Plan to a committee of one or more Directors (a *"Committee"*). If the Board delegates administration of this Plan to a Committee, the Committee shall have, in connection with the administration of this Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of this Plan, as may be adopted from time to time by the Board. Following a Public Registration, the Committee shall consist exclusively of one or more Outside Directors. The Board may abolish the Committee at any time and revest in the Board the administration of this Plan. If no Committee is appointed by the Board or if the Committee has been abolished without replacement, the entire Board shall constitute the Committee for purposes of this Plan.

(b) Administration by Committee. The Committee shall administer this Plan. The Committee shall have the power, subject to, and within the limitations of, the express provisions of this Plan:

    (i)   *Determination of Grants.* To determine from time to time which Eligible Recipients shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award (which need not be identical); and the number of shares with respect to which a Stock Award shall be granted to each Participant.

    (ii)   *Interpretation.* To construe and interpret this Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in this Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make this Plan fully effective.

    (iii)   *Amendments.* To amend this Plan as provided in §15, below.

    (iv)   *General.* Generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of this Plan.

4. SHARES SUBJECT TO THIS PLAN.

    (a) Share Reserve. Subject to the provisions of §6(l) below, the Common Stock that may be issued pursuant to Stock Awards (not including SARs) shall not exceed in the aggregate Twenty million (20,000,000) shares of Common Stock (the **"*Share Reserve*"**). There is no limit upon the number of SARs that may be awarded to Participants.

    (b) Reversion of Shares to the Share Reserve. If any Option shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the Option Shares not acquired under such Option shall revert to the Share Reserve and again become available for issuance under this Plan. If any Option Shares or Bonus Shares are forfeited prior to vesting, such Option Shares or Bonus Shares shall revert to the Share Reserve and again become available for issuance under this Plan.

    (c) Source of Shares. The Common Stock subject to this Plan may be unissued shares or reacquired shares in Treasury.

5. ELIGIBILITY.

    (a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

    (b) Ten Percent Shareholders. Ten Percent Shareholder shall be eligible for the grant of an Incentive Stock Option on an equal basis with any other permitted participant.

    (c) Section 162(m) Limitation. Following a Public Registration, and subject to the provisions of §6(m) below, no Employee shall be granted Stock Awards covering more than five million (5,000,000) shares of Common Stock during any calendar year if and to the extent that such grant(s) would cause such Employee to receive excessive (and therefore non-deductible) remuneration under §162(m) of the Code and the rules and regulations promulgated there under.

6. OPTION PROVISIONS.

    (a) General. Each Option shall be evidenced and governed by an Option Agreement, in such form and containing such terms and conditions as the Committee shall deem appropriate. Each Option may be exercised, to the extent vested, in whole or in part, at any time and from time to time. All Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and a separate certificate or certificates will be issued for Option Shares purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but each Option Agreement shall incorporate by reference the provisions of this Plan.

    (b) Term. *Unless otherwise provided in an individual Option Agreement*, no Option shall be exercisable after the expiration of seven (7) years from the date it is granted.

    (c) Exercise Price.

    (i)   *Incentive Stock Options*. Subject to the provisions of §5(b) above, the exercise price of each Incentive Stock Option shall equal one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of §424(a) of the Code.

    (ii)   *Non-Qualified Stock Options.* *Unless otherwise provided in an Option Agreement*, the exercise price of each Non-qualified Stock Option shall equal one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted.

(d) Incentive Stock Option Limitations.

    (i)   *Shareholder Approval*. This Plan, and the ISOs issued pursuant to this Plan have not, as of the date of adoption, been approved by the shareholders of the Company as provided in Section 422(a) of the Code. No ISO may be issued pursuant to this Plan absent such shareholder approval, which must occur, if at all, within 12 months after the date of adoption of this Plan.

    (ii)   *$100,000 Limitation*. To the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

(e) Consideration. The purchase price of Common Stock acquired pursuant to an Option shall be paid at the time the Option is exercised either (1) in cash, or (2) *if (and only if) explicitly permitted in the applicable Option Agreement*, to the extent allowed by applicable statutes and regulations:

    (i)   *Pyramiding.* By delivery to the Company of already owned shares of Common Stock that either have been held for the period required to avoid a charge to the Company's reported earnings (generally six (6) months) or were not acquired, directly or indirectly, from the Company, and that are owned free and clear of any liens, claims, encumbrances, or security interests; *provided, however*, that no Option may be so exercised to the extent it would constitute a violation of the provisions of any law, regulation, or agreement restricting the redemption of the Company's stock. Shares of Common Stock so delivered in payment of the exercise price of an Option shall be valued at the FMV thereof as of the date of exercise of the Option.

    (ii)   *Net Issue ("Cashless") Exercise.* If at any time when an Option is otherwise exercisable the FMV of one share of Common Stock is greater than the exercise price for the Option, the Optionholder may notify the Company of his or her election to exercise the Option in whole or in part by Net Issue Exercise by delivering a such notification together with surrender of the Option Agreement as provided herein, and the Optionholder shall receive from the Company a number of shares of Common Stock equal to:

$$\frac{A \ \times \ (FMV - Exercise\ Price)}{FMV}$$

    where A equals the number of Option Shares as to which the Option is being exercised by Net Issue Exercise.

    (iii)   *Other.* In any other form of legal consideration that may be acceptable to the Committee.

(f) Transferability.

    (i)   *Incentive Stock Options.* An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution.

    (ii)   *Non-qualified Stock Options. Unless otherwise provided in the applicable Option Agreement*, a Non-qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution.

(g) Vesting.

    (i)   *Schedule. Unless otherwise provided in the applicable Option Agreement*, each Option shall vest (i.e. become exercisable) as to one (1) year following the applicable Date of Grant for Officers; and as to three (3) years following the applicable Date of Grant for anyone else.

    (ii)   *Cessation.* Vesting of all Options shall cease upon the Optionholder's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §10, below.

(h) Early Termination.

  (i) *Disability*. In the event an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder or his or her representative may exercise his or her Option (to the extent vested as of the date of termination), but only within such period of time ending on the earlier of (A) the date twelve (12) months following such termination, or (B) the expiration of the term of the Option as set forth in the Option Agreement. If and to the extent, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

  (ii) *Death*. In the event (A) an Optionholder's Continuous Service terminates as a result of the Optionholder's death, or (B) the Optionholder dies within three (3) months after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent vested as of the date of termination) by the Optionholder's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only within the period ending on the earlier of (1) the date twelve (12) months following the date of termination, or (2) the expiration of the term of such Option as set forth in the Option Agreement. If and to the extent, after death, an Option is not exercised within the time specified herein, the Option shall terminate.

  (iii) *Other Termination of Continuous Service*. In the event an Optionholder's Continuous Service terminates (other than due to the Optionholder's death or Disability, and other than due to termination for Cause), the Optionholder may exercise his or her Option (to the extent vested as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Optionholder's Continuous Service, or (B) the expiration of the term of the Option as set forth in the Option Agreement. If and to the extent that, after termination, an Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

  (iv) *Extension of Termination Date*. Notwithstanding the foregoing, if the exercise of an Option following termination of an Optionholder's Continuous Service is prohibited at any time when the Optionholder otherwise desires to exercise the Option, solely because an exemption from the registration requirements of the Securities Act and/or any applicable state securities law is not available, then the Option shall terminate on the earlier to occur of (A) three (3) months after the date on which such an exemption first becomes available, or (B) the expiration of the term of the Option as set forth in the Option Agreement.

  (v) *Termination for Cause.* In the event that an Optionholder's employment or other association with the Company is terminated by the Company for Cause, all Options held by such Optionholder (whether or not vested) shall thereupon immediately terminate.

  (i) Early Exercise. *If (and only if) explicitly permitted in the applicable Option Agreement*, the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise any or all of the unvested portion of the Option ("***Early Exercise***"). Any Option with respect to which Early Exercise is available, shall be subject to the following:

  (i) *Partial Exercise.* Partial exercise of a partially vested Option shall be deemed to cover first the vested portion of the Option and then the earliest vesting installment of the unvested portion of the Option.

  (ii) *$100,000 ISO Limitation.* If the Option is an Incentive Stock Option, then, to the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which the Option plus all other Incentive Stock Options held by the Optionholder are exercisable for the first time during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

  (iii) *Repurchase of Unvested Shares.* In the event that, following Early Exercise, the Optionholder's Continuous Service is interrupted prior to the date on which the Option would have been fully vested, an appropriate portion of the Option Shares acquired by Early Exercise shall be subject to repurchase by the Company, at the option of the Company

6

exercisable at any time within sixty (60) days following the date of such interruption, for cash in an amount equal to the exercise price thereof.

(j) Re-Load Options. *If (and only if) explicitly permitted in the applicable Option Agreement*, in the event an Optionholder exercises an Option in whole or in part by pyramiding or by cashless exercise prior to expiration or earlier termination of the Option, the Optionholder shall be entitled to a further Option (a "**Re-Load Option**") upon exercise of the Option. Any such Re-Load Option shall be subject to the following:

(i)   *Number of Shares.* The number of Option Shares subject to a Re-Load Option shall equal (A) the number of shares surrendered as part or all of the exercise price of such Option, in the event of pyramiding, or (B) the number of Option Shares foregone, in the event of cashless exercise.

(ii) *Expiration Date.* The expiration date of the Re-Load Option shall be the same as the expiration date of the Option the exercise of which gave rise to such Re-Load Option.

(iii) *Exercise Price.* The exercise price for the Re-Load Option shall equal one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Re-Load Option on the date of exercise of the original Option.

(iv) *Subject to Plan.* The Re-Load Option shall be subject to this Plan.

(v)   *Same Type of Option.* If the original Option was a Non-qualified Stock Option, the Re-Load Option also shall be a Non-qualified Stock Option. If the original Option was an Incentive Stock Option, the Re-Load Option also shall be an Incentive Stock Option; *provided, however*, that the designation of any Re-Load Option as an Incentive Stock Option shall be subject to the one hundred thousand dollar ($100,000) annual limitation on the exercisability of Incentive Stock Options described in §6(d)(ii) above and in §422(d) of the Code.

(vi) *No Further Re-Loads.* There shall be no Re-Load Options on a Re-Load Option.

(vii) *Limitations.* Any Re-Load Option shall be subject to the availability of sufficient shares under §4(a) and the "Section 162(m) Limitation" on the grants of Options under §5(c), above

(k) No Shareholder Rights. No Optionholder shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Option Shares subject to an Option unless and until such Participant has exercised and satisfied all requirements for exercise of the Option pursuant to its terms.

(l) Stock Splits.

(i)   *Forward Stock Splits.* If at any time the number of shares of Common Stock outstanding shall be increased by a subdivision or split-up of shares of Common Stock, or by a stock dividend or recapitalization, then, effective upon the date of such increase, (A) the number of Option Shares to be delivered upon exercise of each outstanding Option shall be increased so that the Optionholder will be entitled to purchase the number of shares of Common Stock that such Optionholder would have owned immediately following such action had his or her Option been exercised immediately prior thereto, and (B) the number of shares of Common Stock subject to the Share Reserve shall be increased proportionately.

(ii) *Reverse Stock Splits.* If at any time the number of shares of Common Stock outstanding shall be decreased by a combination of shares of Common Stock, then, effective upon the date of date of such combination, (A) the number of Option Shares to be delivered upon exercise of each outstanding Option shall be decreased so that the Optionholder will be entitled to purchase the number of shares of Common Stock that such Optionholder would have owned immediately following such action had his or her Option been exercised immediately prior thereto, and (B) the number of shares of Common Stock subject to the Share Reserve shall be decreased proportionately.

(iii) *Exercise Price Adjustment.* Whenever the number of Option Shares purchasable upon exercise of outstanding Options is adjusted pursuant to this §6(l), the exercise price payable upon exercise of each such Option shall be adjusted by multiplying the applicable exercise price in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Option Shares purchasable upon the exercise of the Option immediately prior to such adjustment, and of which the denominator shall be the number of Option Shares purchasable immediately thereafter.

(m) Liquidation. In the event of a liquidation of the Company, then effective immediately prior to such event (i) all outstanding Options shall terminate, and (ii) all unvested Option Shares and unvested Bonus Shares shall be forfeited and revert to the Company.

(n) Reorganization, Reclassification, Consolidation, Merger or Sale.

(i) *Organic Changes.* Any reorganization, recapitalization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) cash, securities and/or other property of the Company and/or of any third party with respect to or in exchange for Common Stock, is referred to herein as an "***Organic Change***". In connection with any Organic Change, absent an election by the Board permitted under §6(n)(ii) immediately below, (A) the Company shall make appropriate provision to ensure that each Optionholder shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the Option Shares immediately theretofore acquirable upon exercise of his or her Option, such cash, securities and/or other property as such Optionholder would have received in connection with such Organic Change if such Optionholder had been entitled to exercise and had exercised his or her Option immediately prior to such Organic Change, and (B) the vesting, early termination and other provisions of this Plan and the applicable Option Agreement shall continue thereafter with respect to the Option and such cash, securities and/or other property to the extent possible. The Company shall not effect any Organic Change unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes, by written instrument, the obligation to deliver to the Optionholder such cash, securities and/or other Property as, in accordance with the foregoing provisions, the Optionholder may be entitled to acquire.

(ii) *Accelerated Vesting/Termination.* In connection with any Organic Change, notwithstanding the provisions of §6(n)(i) above, the Board may elect instead (A) to accelerate the vesting of all outstanding Options, and (B) to require all Optionholders to decide whether to exercise their Options in connection with (and contingent upon the consummation of) the Organic Change. Any Options not exercised following an election by the Board under this §6(n)(ii) shall terminate effective and contingent upon the consummation of the Organic Change.

(o) Notice of ISO Disposition. Each Optionholder acquiring Option Shares through exercise of an ISO shall notify the Company in writing within fifteen (15) days after the date of any disposition of any of such Option Shares that occurs (i) within two (2) years after the applicable Date of Grant, or (ii) within one (1) year after such Option Shares were acquired as a result of exercise of the ISO.

(p) Exercise Procedure. An Optionholder may exercise the vested portion of an Option (and the unvested portion of an Option if the applicable Option Agreement so permits) during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the applicable exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

7. PROVISIONS OF STOCK BONUSES.
(a) General. Each Stock Bonus shall be evidenced and governed by a Stock Award Agreement, in such form and containing such terms and conditions as the Committee shall deem appropriate. The terms and conditions of separate Stock Bonus awards need not be identical, but each Stock Bonus award shall incorporate by reference the provisions of this Plan.

(b) Consideration. A Stock Bonus shall be awarded in consideration for past services actually rendered to the Company or an Affiliate of the Company for its benefit.

(c) Vesting Schedule. *Unless otherwise provided in the applicable Stock Award Agreement*, Bonus Shares shall vest (i.e. become non-forfeitable) as follows: one-third of the total number of Bonus Shares shall vest one (1) year following the Date of Grant, and two-thirds (the remainder) of the Bonus Shares shall vest over the subsequent three (3) year period in eight (8) equal quarterly increments.

(d) End of Continuous Service. Effective upon the Participant's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §9 below, (i) vesting of all Bonus Shares shall cease, and (ii) all unvested Bonus Shares shall be forfeited and revert to the Company.

8. PROVISIONS OF SARS.

(a) General. Each SAR shall be evidenced and governed by a SAR Award, in such form and containing such terms and conditions as the Committee shall deem appropriate. *Unless otherwise provided in the SAR Award*, each SAR may be exercised, to the extent vested, in whole or in part, at any time and from time to time. The provisions of separate SAR Awards need not be identical, but each SAR Award shall incorporate by reference the provisions of this Plan.

(b) Base Price. *Unless otherwise provided in a SAR Award*, the base price of each SAR shall equal one hundred percent (100%) of the Fair Market Value of the Common Stock on the date the SAR is granted.

(c) Transferability. *Unless otherwise provided in the applicable SAR Award*, a SAR shall only be transferable during the lifetime of the Participant.

(d) Vesting.

    (i)   *Schedule. Unless otherwise provided in the applicable SAR Award*, each SAR shall vest (i.e. become exercisable) as to one (1) year following the applicable Date of Grant for Officers; and as to two (2) years following the applicable Date of Grand for anyone else.

    (ii)   *Cessation.* Vesting of all SARs shall cease upon the Participant's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §10, below.

(e) Early Termination.

    (i)   *Disability*. In the event a Participant's Continuous Service terminates as a result of his or her Disability, the Participant or his or her representative may exercise his or her SAR (to the extent vested as of the date of termination), but only within such period of time ending on the earlier of (A) the date twelve (12) months following such termination, or (B) the expiration of the term of the SAR as set forth in the SAR Award. If and to the extent, after termination, the Participant or his or her representative does not exercise his or her SAR within the time specified herein, the SAR shall terminate.

    (ii)   *Death*. In the event (A) a Participant's Continuous Service terminates as a result of the Participant's death, or (B) the Participant dies within three (3) months after the termination of the Participant's Continuous Service for a reason other than death, then the SAR may be exercised (to the extent vested as of the date of termination) by the Participant's estate or by a person who acquired the right to exercise the SAR by bequest or inheritance, but only within the period ending on the earlier of (1) the date twelve (12) months following the date of termination, or (2) the expiration of the term of such SAR as set forth in the SAR Award. If and to the extent, after death, a SAR is not exercised within the time specified herein, the SAR shall terminate.

    (iii)   *Other Termination of Continuous Service*. In the event a Participant's Continuous Service terminates (other than due to the Participant's death or Disability, and other than due to termination for Cause), the Participant may exercise his or her SARs (to the extent vested as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service, or (B) the expiration of the term of the SAR as set forth in the SAR Award. If and to the extent that, after termination, a Participant does not exercise his or her SAR within the time specified herein, the SAR shall terminate.

(iv) *Termination for Cause.* In the event that a Participant's employment or other association with the Company is terminated by the Company for Cause, all SARs held by such Participant (whether or not vested) shall thereupon immediately terminate.

(f) Stock Splits. If at any time the number of shares of Common Stock outstanding shall be increased by a subdivision or split-up of shares of Common Stock, or by a stock dividend or recapitalization, or the number of shares of Common Stock outstanding shall be decreased by a combination of shares of Common Stock, then, effective upon the date of such increase, the number of shares and base price of each outstanding SAR shall be subject to appropriate adjustment.

(g) Liquidation. In the event of a liquidation of the Company, then effective immediately prior to such event, all outstanding SARs shall terminate.

(h) Reorganization, Reclassification, Consolidation, Merger or Sale. In connection with any Organic Change, (i) all outstanding unvested SARs shall vest, and (ii) absent exercise prior to consummation of the Organic Change (which exercise may be made contingent upon closing of the Organic Change), all outstanding SARs shall terminate effective upon the consummation of the Organic Change.

9. PROVISIONS APPLICABLE TO ALL STOCK AWARDS

(a) Market Standoff. The Company (or a representative of its underwriters) may, in connection with a Public Registration, require that each Participant not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock or other securities of the Company held by the Participant for a period of time specified by the Company or its underwriter(s) following the effective date of the Public Registration. The Company or the underwriter(s) may require the Participants to execute and deliver such other agreements that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to the Common Stock until the end of such period.

(b) Claw-back. This §9(b) shall apply in the event (and only in the event) that, during the term of a Participant's employment or other association with the Company or within nine (9) months thereafter, the Participant becomes employed by or otherwise affiliated with, directly or indirectly as an officer, director, employee, manager, general partner, trustee, consultant, contractor, or more than five percent (5%) owner of, any person or entity that competes with the Business of the Company anywhere in North America (a *"Competitive Event"*). Effective upon a Competitive Event, unless waived by the Company:

(i) *Termination of Unexercised Rights.* All vested and unvested unexercised Options and SARs shall terminate.

(ii) *Forfeiture of Unvested Shares.* All unvested Option Shares and unvested Bonus Shares shall be forfeited and revert to the Company.

(iii) *Repurchase of Vested Shares.* The Company shall have the right, exercisable at any time within sixty (60) days following actual knowledge of the Competitive Event by the Committee, to repurchase any or all of the Participant's vested Option Shares and vested Bonus Shares for cash in an amount equal to the original purchase price thereof.

(c) No Transfer of Unvested Rights. No Participant shall be entitled to sell, pledge or otherwise transfer, with or without consideration (**"Transfer"**), any SARs, any unvested Option Shares, or any unvested Bonus Shares.

(d) Right of First Refusal.

(i) *General.* If any Participant shall at any time propose to Transfer any vested Option Shares or vested Bonus Shares ("*Offered Shares*"), other than to a spouse, a lineal descendant, or a trust all of the beneficiaries of which are the Participant's spouse and/or lineal descendants ("*Permitted Transferees*"), the Participant shall, prior to such Transfer, deliver to the Company an offer (the "*Offer*") to Transfer the Offered Shares to the Company or its assigns in accordance with this §8(d)(i). The Offer shall state the name of the proposed transferee and the terms (including the purchase price) of the proposed Transfer. The Offer shall remain open and irrevocable for a period of thirty (30) days from the delivery thereof to the Company (the "***Acceptance Period***"). The Company may accept the Offer and purchase all (but not less than all) of the Offered Shares by delivering to the Participant a notice in writing (the "***Acceptance Notice***") within the Acceptance Period. If the Company delivers an Acceptance Notice, the transfer of the Offered Shares to the Company shall be made on a business day, not less than ten (10) and not more than thirty (30) days after delivery of the Acceptance Notice, on the terms and conditions of the Offer. If the Company does not exercise within the Acceptance Period its right to purchase all of the Offered Shares, the Participant may Transfer all (and not less than all) of the Offered Shares on terms and conditions not less favorable to Participant than the terms and conditions of the Offer to (and only to) the proposed transferee within ninety (90) days after expiration of the Acceptance Period. If such Transfer is not made within such 90-day period, the restrictions provided for in this §8(d)(i) shall again become effective.

    (ii)   *Termination of Right of First Refusal.* This §9(d) shall terminate and become void upon a Public Registration.

(e) Continuing Agreements. As a condition to the effectiveness of any Transfer of Option Shares or Bonus Shares, the transferee shall be required to execute an acknowledgement that the provisions of this §9 shall survive the Transfer. Any Transfer in violation of this §9 shall be null and void. Each certificate evidencing Option Shares and Bonus Shares shall reflect a legend substantially as follows:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THE ISSUER'S 2004 EQUITY INCENTIVE PLAN, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF THE ISSUER. AMONG OTHER PROVISIONS, SUCH PLAN RESTRICTS TRANSFER OF THE COMMON STOCK EVIDENCED BY THIS CERTIFICATE.

10. CHANGE OF CONTROL.

(a) Loss of Employment. In connection with a Change of Control, with respect to each Participant who holds any unvested Stock Awards and who is an Employee of the Company immediately prior to such Change of Control (a "***Continuing Employee***"), in the event that (A) any surviving or acquiring entity assumes unvested Stock Awards outstanding under this Plan or substitutes similar stock awards pursuant to §6(n)(i) above, and (B) either (I) the Continuing Employee is not offered employment by the surviving or acquiring entity (which employment shall not result in any reduction in the Participant's salary or any material adverse change in the Participant's package of benefits in effect at the time of the Change of Control, taken as a whole), (II) such Continuing Employee is terminated by the surviving or acquiring entity without Cause within nine (9) months following the effective date of the Change of Control, or (III) such Continuing Employee voluntarily terminates his or her employment for Good Reason (as defined herein) within nine (9) months following the effective date of the Change of Control, then with respect to such unvested Stock Awards held by such Continuing Employee, the vesting of such Stock Awards shall be accelerated in full effective immediately prior to such termination. As used herein, "***Good Reason***" shall mean (I) a reduction in compensation; (II) a relocation of the principal worksite location to a location more than thirty (30) miles from the principal worksite immediately prior to the Change of Control; or (III) for an Officer, a material reduction in responsibilities, title or authority as in effect immediately prior to the Change of Control.

(b) Automatic Acceleration. *The Committee shall have the authority (but not an obligation) to include as part of any Stock Award Agreement* a provision automatically vesting in full the Option or the Bonus Shares subject to the Stock Award, effective upon a Change of Control, regardless of whether the Participant is an Employee or whether the Participant's employment or other association with the Company terminates in connection with the Change of Control.

11. TAX BONUSES.

In connection with any Stock Award, *if specifically so provided in the Stock Award Agreement*, the Company shall have the right (but no obligation) to pay or commit itself to pay to the Participant a cash bonus (a "***Tax Bonus***") in such amount as may be sufficient to allow the Participant pay his or her incremental federal and state income taxes arising as a consequence of (i) receipt of the Tax Bonus, and (ii) as applicable, receipt of a Stock Bonus, exercise of a Non-qualified Stock Option, or exercise of a SAR.

12. COVENANTS OF THE PARTICIPANTS.

(a) No Employment or other Service Rights. Nothing in this Plan or any Stock Award Agreement (i) shall confer upon any Participant any right to continue to serve the Company or an Affiliate of the Company in the capacity in effect at the time the Stock Award was granted or in any other capacity, or (ii) shall affect the right of the Company or an Affiliate of the Company to terminate (I) the employment of an Employee with or without notice and with or without cause, subject to the terms of any employment agreement with such Employee, (II) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate of the Company, or (III) the service of a Director pursuant to the Bylaws of the Company (or its Affiliate) and any applicable provisions of the corporate law of the state in which the Company (or its Affiliate) is incorporated, as the case may be.

(b) Investment Assurances.

(i)   By virtue of his or her acceptance of a Stock Award and execution of a Stock Award Agreement, each Participant automatically shall be deemed to have represented and warranted to the Company that:

(A) The Stock Award is being acquired for the Participant's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. The Participant will not sell, hypothecate or otherwise transfer the Stock Award unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B) The Participant understands that (I) the value of the Stock Award is speculative, and (II) there may be no public or other market for the Stock Award.

(ii)   By virtue of his or her exercise of an Option, each Optionholder automatically shall be deemed to have represented and warranted to the Company that:

(A) The Option Shares purchased as a consequence of exercise of the Option are being acquired for the Optionholder's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. The Optionholder will not sell, hypothecate or otherwise transfer the Option Shares unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B) The Optionholder is familiar with and understands the current and proposed business activities of the Company. The Optionholder has been given the opportunity to obtain additional information from the Company and to discuss the current and proposed business of the Company with representatives of the Company. The Company has made available to the Optionholder all documents and information that the Optionholder has requested relating to an investment in the Option Shares. With respect to tax and other economic considerations involved in the investment, the Optionholder is not relying on any advice or opinions from the Company or any person acting on its behalf. The Optionholder has carefully considered and has, to the extent the Optionholder believes appropriate, discussed with the Optionholder's legal, tax, accounting and financial advisors the suitability of an investment in the Option Shares for the Optionholder's particular tax and financial situation and has determined that the Option Shares which the Optionholder is purchasing are a suitable investment.

The Optionholder (I) has adequate means for providing for the Optionholder's current financial needs and personal contingencies; (II) has no need for liquidity in the investment; (III) can afford a complete loss of the funds invested in the Option Shares; (IV) does not have an overall commitment to investments which are not readily marketable that is disproportionate to the Optionholder's net worth, and (V) the Optionholder's investment in the Option Shares will not cause such overall commitment to become excessive.

(C) The Optionholder understands that (I) an investment in the Option Shares is speculative in nature and involves a substantial degree of risk, including risk of losing of all or a portion of the Optionholder's investment, (II) the return of the Optionholder's investment, not just the return on the Optionholder's investment, is in doubt, (III) there may be no public or other market for the Option Shares, and no assurance can be given that any such market will ever develop, (IV) there can be no assurance that the Optionholder will be able to sell or dispose of the Option Shares, and (V) no assignment, sale, transfer, exchange or other disposition of the Option Shares can be made except in accordance with the provisions of this Plan. The Optionholder understands the risk factors related to his or her purchase of the Option Shares.

(iii) The Company may require a Participant, as a condition of exercising an Option or a SAR, or acquiring Bonus Shares under any Stock Award, to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters, that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of acquiring Common Stock.

(iv) By virtue of his or her acceptance of Bonus Shares, each such Participant automatically shall be deemed to have represented and warranted to the Company that:

(A) The Bonus Shares are being acquired for such Participant's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. Such Participant will not sell, hypothecate or otherwise transfer the Bonus Shares unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B) Such Participant is familiar with and understands the current and proposed business activities of the Company. Such Participant has been given the opportunity to obtain additional information from the Company and to discuss the current and proposed business of the Company with representatives of the Company. The Company has made available to such Participant all documents and information that such Participant has requested relating to an investment in the Bonus Shares. With respect to tax and other economic considerations involved in the investment, such Participant is not relying on any advice or opinions from the Company or any person acting on its behalf. Such Participant has carefully considered and has, to the extent such Participant believes appropriate, discussed with such Participant's legal, tax, accounting and financial advisors the suitability of an investment in the Bonus Shares for such Participant's particular tax and financial situation and has determined that the Bonus Shares are a suitable investment. Such Participant (I) has adequate means for providing for such Participant's current financial needs and personal contingencies; (II) has no need for liquidity in the investment; (III) can afford a complete loss of the value of the Bonus Shares; (IV) does not have an overall commitment to investments which are not readily marketable that is disproportionate to such Participant's net

13

worth, and (V) such Participant's investment in the Bonus Shares will not cause such overall commitment to become excessive.

(C) Such Participant understands that (I) an investment in the Bonus Shares is speculative in nature and involves a substantial degree of risk, including risk of losing of all or a portion of such Participant's investment, (II) the return of such Participant's investment, not just the return on such Participant's investment, is in doubt, (III) there may be no public or other market for the Bonus Shares, and no assurance can be given that any such market will ever develop, (IV) there can be no assurance that such Participant will be able to sell or dispose of the Bonus Shares, and (V) no assignment, sale, transfer, exchange or other disposition of the Bonus Shares can be made except in accordance with the provisions of this Plan. Such Participant understands the risk factors related to an investment in the Bonus Shares.

(v) The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if the issuance of Option Shares upon the exercise of an Option or acquisition of Bonus Shares under a Stock Award has been registered under a currently effective registration statement under the Securities Act. Absent such registration, each certificate evidencing Option Shares and Bonus Shares shall reflect a legend substantially to the following effect:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS THEY ARE REGISTERED UNDER THE 1933 ACT AND REGISTERED OR QUALIFIED FOR SALE UNDER APPLICABLE STATE SECURITIES LAWS OR, UNLESS WAIVED BY THE COMPANY, THE COMPANY HAS RECEIVED AN ACCEPTABLE OPINION OF COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION OR QUALIFICATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

(c) Withholding Obligations. The Participant shall satisfy any federal, state or local tax withholding obligation relating to the exercise of an Option, the acquisition of Bonus Shares, the lapse of any substantial risk of forfeiture, and/or the disposition of Common Stock acquired in connection with a Stock Award, in one or more of the following ways to be selected by the Company: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of stock under the Stock Award; or (iii) delivering to the Company owned and unencumbered shares of Common Stock. No Option or SAR may be exercised, nor may any Bonus Shares be issued, unless the tax withholding obligations of the Company are satisfied.

13. COVENANTS OF THE COMPANY.
(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.
(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of Options; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act, or qualify under any state securities laws, this Plan, any Stock Award or any stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under this Plan, the Company shall be relieved from any liability for failure to issue Stock Bonuses and sell stock upon exercise of Options, unless and until such authority is obtained.

14. USE OF PROCEEDS FROM STOCK.

Any proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

15. AMENDMENT OF THIS PLAN.

       (a) Amendment of Plan. The Board at any time, and from time to time, may amend this Plan. However, except as provided in §6(m), no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy the requirements of §422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

       (b) Shareholder Approval. The Board may, in its sole discretion, submit any other amendment to this Plan for shareholder approval, including, but not limited to, amendments to this Plan intended to satisfy the requirements of §162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Officers.

       (c) Contemplated Amendments. It is expressly contemplated that the Committee may amend this Plan in any respect the Committee deems necessary or advisable to provide Eligible Recipients with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to ISOs and/or to bring this Plan and/or ISOs granted hereunder into compliance therewith.

       (d) No Impairment of Rights. Rights under any Stock Award granted before any amendment of this Plan shall not be impaired by such amendment unless (i) the Company requests the consent of the Participant, and (ii) the Participant consents in writing.

16. TERMINATION OR SUSPENSION OF PLAN.

       (a) Plan Term. The Committee may suspend or terminate this Plan at any time. Unless sooner terminated, this Plan shall terminate on the fifth (5th) anniversary of its adoption date first set forth above. No Stock Awards may be granted under this Plan while this Plan is suspended or after it is terminated.

       (b) No Impairment of Rights. Suspension or termination of this Plan shall not impair any rights or affect any obligations under any Stock Award outstanding as of the date of the suspension or termination.

17. MISCELLANEOUS.

       (a) Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Option may first be exercised or the time at which Option Shares or Bonus Shares or any part thereof will vest, notwithstanding any provisions in this Plan or in the applicable Stock Award to the contrary.

       (b) Interpretation; Governing Law. All questions concerning the construction, validity and interpretation of this Plan (i) shall be decided conclusively by the Committee, without appeal, and (ii) shall be governed by the law of the State of Idaho, without regard to such state's conflict of laws rules.

       (c) Notices. Any notices related to a Stock Award Agreement or this Plan shall be given in writing and shall be deemed effectively given upon actual receipt or, in the case of notices delivered by the Company to a Participant, five (5) days after deposit in the United States mail, postage prepaid, addressed to the Participant at his or her last address in the Company's records.

Exhibit 10.15

SUBLICENSE AGREEMENT

between

1451 INTERNATIONAL, LTD.,
a California corporation

and

SECOND RENAISSANCE, LLC,
a California limited liability company

(collectively, "Sublicensor")

and

ETERNAL IMAGE,
a Michigan limited liability company

("Sublicensee")

Date: July 21, 2005

SUBLICENSE AGREEMENT
("Caskets & Urns")

THIS SUBLICENSE AGREEMENT (the "Agreement") is entered into effective as of the 21st day of July, 2005 by and among SECOND RENAISSANCE, LLC, a California limited liability company ("SRLLC") and 1451 INTERNATIONAL LTD., a California corporation ("1451") (collectively, "Sublicensor"), and ETERNAL IMAGE, a Michigan limited liability company ("Sublicensee").

RECITALS

A.   Sublicensor has an exclusive worldwide license (the "License Agreement") to manufacture and sell products constituting reproductions and adaptations of works of art (the "Properties") which are the exclusive property of the Biblioteca Apostolica Vaticana ("BAV" or the "Vatican Library"). There are other licensees that hold exclusive worldwide licenses with the Ufficio Vendita Pubblicazioni e Riproduzioni dei Musei Vaticani ("UVPR") in relation to the Vatican Library in specified product categories. Sublicensor has made Sublicensee aware of these other licensees and the scope of their licenses.

B.   The foregoing third party direct licenses are issued and administered by the UVPR of the sovereign State of Vatican City. Under no condition or circumstance can the rights of such licensees be violated. SRLLC and 1451 (Sublicensor) and Sublicensee guarantee not to infringe on any and all of the rights that are owned by other companies or licensees. Ignorance of such rights does not lessen the culpability and severity of violation of said rights. Should any of these three companies (or parties and/or affiliates) infringe on such rights, they alone and exclusively are liable. It is further guaranteed that the UVPR and BAV, the Vatican City State and the Roman Catholic Church are completely and fully excluded from any legal action that might arise from such infringement.

C.   Sublicensor has the right to sublicense the rights granted by its License Agreement, subject to written approval of UVPR. The approval of this Agreement by UVPR is conditional to the prior consultation with BAV.

D.   The UVPR, along with its prior consultation with the BAV, retains the exclusive and sole right to refuse the granting of its approval based on serious reasons, such as that which would present the Vatican City State or the Roman Catholic Church or the UVPR or the BAV in a negative light due to a negative historical/personal background of a Sublicensee and/or his or her company. It is the exclusive and sole duty of the Sublicensor to investigate the integrity and worthiness of its prospective Sublicensee. Hence, it is the sole and exclusive responsibility of Sublicensor to ascertain that the current and prospective Sublicensees abide by said clause.

E.   Sublicensee desires to obtain from Sublicensor and Sublicensor desires to grant to Sublicensee a sublicense to use, manufacture and sell certain products (as herein defined) incorporating, based on or derived from certain of the Properties, and to use the Logo (see Schedule 2.2.1) in connection with the sale of such products, subject to the terms and conditions hereinafter set forth.

07/08/05

1

AGREEMENT

NOW, THEREFORE, the parties hereto agree as follows:

1. Definitions. The defined terms used in this Agreement shall have the meanings set forth below.

Advertising Material shall mean any and all packaging, advertising and promotional materials in any medium whatsoever used by Sublicensee in connection with the Sublicensed Products, including without limitation written advertisements, point-of-sale displays, tags, labels, and radio and television commercials. (See Approval Procedures-Section 15.)

1.1.1 The use of Internet is strictly limited specifically to advertising pictures of the Sublicensed Products. It is strictly prohibited in every circumstance and under every condition to scan onto the Internet any and all digital images from the BAV. There is no exception to this.

Affiliate shall mean any entity which directly or indirectly controls, is controlled by or is under common control with Sublicensee. The term "control" as used herein means possession of the power to direct or cause the direction of the management and the policies of an entity, whether through the ownership of a majority of the outstanding voting securities or by contract or otherwise.

1.2.1 Affiliates means every partner that has a provable valid contract with the Sublicensor. The affiliates do not have the rights or grants in the main License Agreement. They must strictly and always abide by the limitations and conditions which bind the Sublicensor in the main License Agreement with UVPR. It is the sole and exclusive responsibility of the Sublicensor to ensure that this clause in being implemented by their Sublicensees.

Commencement Date shall mean the date first set forth above.

1.3.1 The Commencement Date shall mean the date this Agreement is approved and signed by the UVPR. Only original copies are required, one for each signing party and one for UVPR. Each page of the sublicense shall be initialized by ALL parties, including UVPR.

Exhibit(s) shall mean temporary exhibition(s) sponsored and staged independently or in conjunction with a museum or gallery, which (i) include the display of multiple (not less than an aggregate of fifty), different Sublicensed Products of any Sublicensee or Affiliate of Sublicensor, (ii) are generally open to the public for an admission fee, and (iii) have been pre-approved by UVPR, following consultation with BAV, when other items appearing with Sublicensed Products form part of the total exhibit

1.4.1 The admission fee must be approved by UVPR to insure that it is reasonable; this requirement is to protect the image of the Vatican and the BAV to prospective viewers of any exhibit.

Sublicensed Products shall mean those Products described on Schedule 1.5 hereto.

Sublicensee's Work Product shall mean that Work Product which Sublicensee owns as set forth in Section 16.4.

Properties shall mean original artwork, manuscripts, books, sculptures, coins, images, and other three-dimensional objects that are located in and owned exclusively by the Vatican Library, including rights and property of the Vatican Library in the Salone Sistino and the Library Gallery prior to October 1, 1999.

1.7.1 Excluded are any items that are conserved in the BAV but under copyright and proprietary laws outside of BAV dominion and independent of the contracting parties hereunder, such as particular coins, books, manuscripts and other types of works of art and medals from the Medagliere that have been recently donated to the BAV and whose artists (authors, designers and sculptors) are still living.

1.7.2 The Sublicensee possesses no rights whatsoever to reproduce in any form, including adaptations, any work of art and/or manuscript and/or facsimile that does not form part of the stable patrimony of BAV and of which BAV has no exclusive copyright.

1.8 Receipts shall mean the gross amount actually billed by Sublicensee or its Affiliates on sales of Sublicensed Products, less any returns, taxes and/or freight, shipping and insurance charges, and other allowances approved by Sublicensor, but only to the extent that such returns, taxes and/or charges, and allowances are actually paid or credited by Sublicensee or its Affiliates with respect to any customer accounts. Sales of Sublicensed Products to any Affiliate which is a reseller thereof shall be excluded until the subsequent sale by such Affiliate.

1.9 Retail Store shall mean any and all retail outlets operated by the [*****] sublicensee(s) of Sublicensor for retail stores under the trade name "Vatican Library Collection" (or other name specifically approved in writing by Sublicensor and UVPR) for point of purchase sale by such sublicensee(s) of the Sublicensed Products authorized by their respective sublicense agreement(s), including without limitation physical fixed locations (whether owned or rented), kiosks (fixed or movable), catalogue sales of Sublicensed Products sold at fixed location Retail Stores, limited internet sites pre-approved by UVPR, following consultation with BAV, for sale of Sublicensed Products sold at fixed location Retail Stores (or other technological means of distribution and sale of Sublicensed Products sold at fixed location Retail Stores, whether now existing or created in the future), temporary sites for events, and space within stores, malls or the like.

1.10 Royalties shall mean the percentage compensation on Receipts and Sublicense income, if any, to be paid by Sublicensee to Sublicensor pursuant to Section 6.2 hereof.

1.11 Specifications shall mean the technical, functional and design specifications for a Sublicensed Product agreed upon by Sublicensee and approved by both Sublicensor and UVPR pursuant to Section 15.2.

1.12 Territory shall mean the specified geographic area covered by the Sublicensee's rights pre-approved by UVPR, as described on Schedule 1.12 hereto.

2. Grant of Sublicense.

2.1 Sublicense. Sublicensor hereby grants to Sublicensee, under the terms and conditions set forth in this Agreement, the exclusive and/or nonexclusive (as specified in

Schedule 1.12) right and sublicense to manufacture, sell, distribute and advertise the sale of Sublicensed Products in the Territory.

2.1.1 Notwithstanding the foregoing grant of rights, Sublicensor has informed Sublicensee and Sublicensee hereby acknowledges that the Sublicensor has certain obligations to third parties with respect to the sale and distribution of Sublicensed Products through the channels identified in this subsection 2.1.1. Accordingly, Sublicensee shall not be authorized to, and Sublicensee agrees that it shall not, (i) sell Sublicensed Products through fundraising programs organized or operated by Sublicensee, (ii) stage, sponsor or hold "Exhibits" as defined in Section 1.4 to promote or market Sublicensed Products, (iii) market and sell Sublicensed Products through Retail Stores operated under the name and logo of **The Vatican Library Collection** or otherwise promoted or advertised as " officially licensed" Vatican Library stores, (iv) market and sell Sublicensed Products through Internet sites or catalogue sales programs operated under the name and logo of **The Vatican Library Collection** or otherwise promoted or advertised as the " officially licensed" Vatican Library Collection of products pre-approved by UVPR Internet site or catalogue sales program provided, however, that the display of Sublicensed Products on the Sublicensee's website shall not be prohibited by, and shall not constitute any breach or violation of this clause (iv), (v) market and sell Sublicensed Products on television home shopping channels, except in conjunction with, and through sales at the Sublicensee's most favorable wholesale prices for similar quantities to Sublicensor's exclusive "officially licensed" Vatican Library Collection home shopping channel sublicense, or (vi) market and sell to stores located in Vatican City and/or its extra-territorial domains.

Notwithstanding the foregoing grant of rights, Sublicensor reserves the right to manufacture and sell, or to sublicense third parties to manufacture and sell, products similar to the Sublicensed Products, but solely for sale as limited editions or collectibles contingent upon UVPR approval.

Sublicensee may not sell Sublicensed Products to any wholesaler or retailer or any other entity when Sublicensee knows or has reason to believe that the Sublicensed Products will be sold by street vendors and/or other non-conventional manners of distribution.

Sublicensee shall also not manufacture, sell or distribute the Sublicensed Products to any party or entity who changes, alters or adds to the Sublicensed Products in any manner whatsoever and then resells or distributes the Sublicensed Products to retailers, wholesalers, vendors or the general public, unless approved in advanced in writing by Sublicensor contingent upon UVPR approval.

2.2 <u>Logo Sublicense</u>. Sublicensor hereby grants to Sublicensee a [*****] sublicense to use the Logo and logotype "The Vatican Library Collection" on or in association with the Sublicensed Products in the Territory and on all Advertising Material associated therewith. Sublicensed Products shall be sold, distributed and advertised with appropriate labels, hang tags, trademark notices and other attributes and identification which identify them with Sublicensor.

2.2.1 The logo and logotype is the one specifically approved by UVPR and indicated on Schedule 2.2.1

2.2.2 Sublicensee shall be authorized to utilize the name and approved logo "The Vatican Library Collection" in order to represent to the public that Products manufactured and sold by Sublicensee hereunder pursuant to the rights granted herein are officially sanctioned by The Vatican Library. Hangtags/labels utilized for Sublicensed Products shall read "The Vatican Library Collection" and bear the Logo. Sublicensor shall provide specific graphic artwork for labels, hangtags or advertising materials in which "The Vatican Library Collection" name and/or logo is used. All packaging, "text" labeling or advertising using the same requires the prior written approval of Sublicensor, who must already have prior written approval from UVPR. A copy of the logo and graphic standard for The Vatican Library Collection is attached as Schedule 2.2.1.

2.3 <u>No Combination</u>. No material from any Properties or the Logo shall be combined in any Sublicensed Product with any characters, images, products or trademarks of any other party without Sublicensor's prior written approval contingent upon UVPR approval, except for Sublicensee's trademark and design, and line and price listings.

2.4 <u>No Sublicense</u>. Sublicensee shall not have any right to sublicense or transfer in any way the rights granted to it by Sublicensor under this Agreement.

2.5 <u>Reservation of Rights</u>. Sublicensee has no right in and to the Properties and Logo which fall outside the provisions specifically stated in this Agreement.

3. <u>Cooperation</u>. Each of the parties acknowledges that the development of the Sublicensed Products will be a cooperative process requiring the contributions and special expertise, documents and personnel of each party as provided in this Agreement. Each party will appoint a project coordinator to facilitate the tasks to be performed by such party under this Agreement.

4. <u>Representations and Warranties</u>.

4.1 <u>Sublicensor Representations and Warranties</u>. Sublicensor hereby represents and warrants, both as of the Commencement Date and continuing thereafter until the termination date of the Agreement, that it has the right and power to grant the sublicense granted herein, there are no other agreements with any other party in conflict therewith and Sublicensor has no actual knowledge that the Properties or the Logo infringe any copyright or trademark of any third party.

4.2 <u>Sublicensee Representations, Warranties and Covenants</u>. Sublicensee hereby represents, warrants and covenants as follows, both as of the Commencement Date and continuing thereafter:

4.2.1 Sublicensee is experienced and knowledgeable in the manufacture, sale and distribution of products similar to the Sublicensed Products and has adequate resources and experience to fulfill its obligations set forth herein.

4.2.2 Sublicensee agrees not to directly or indirectly produce or manufacture or permit the production or manufacture of Sublicensed Products with the use of prison, child or forced labor.

4.2.3 Sublicensee has the right and power to perform the obligations set forth herein, and there are no other agreements with any other party in conflict herewith and for the duration of this Agreement.

4.2.4 No injurious, deleterious or toxic substances shall be used in any Sublicensed Products, and the Sublicensed Products will be manufactured, advertised and sold in compliance with all applicable laws and regulations. It is the exclusive and sole responsibility of the Sublicensor and the Sublicensee to ascertain the current laws regarding these issues in the country in which the Sublicensed Products are being produced

4.2.5 Sublicensee shall use all reasonable efforts to develop and manufacture the Sublicensed Products so that they will not cause harm when used as instructed and with ordinary care for their intended purpose. Consequently, the Sublicensor and the Sublicensee are the ones solely and exclusively liable to the possible harm that the manufacturing of products might produce.

4.2.6 All services provided by Sublicensee hereunder will be performed in a skillful, competent and workmanlike manner in accordance with first-class industry standards. Sublicensee warrants that the Sublicensed Products will be of high quality in design, material and workmanship and suitable for their intended purpose.

4.2.7 The Sublicensor and Sublicensee are the ones solely and exclusively liable for the violation of any such laws and regulations, and will guarantee that the Sublicensed Products will be manufactured, distributed and sold in strict compliance with all applicable laws and regulations.

5. <u>Term</u>. This Agreement and the sublicense granted herein shall commence on the Commencement Date and shall continue for a term of approximately three (3) years ending June 30, 2008, unless earlier terminated as provided herein. Sublicensee shall have the right and option to extend the term for an additional five (5) years by written notice delivered to Sublicensor no less than ninety (90) days prior to expiration of the original term, during the continuance of Sublicensor's License Agreement, as the same may be extended or renewed. (See Schedule 5 hereto.)

6. <u>Compensation</u>.

6.1 <u>Advance Sublicense Fee</u>. [*****]

If Sublicensor has not received the Advance Sublicense Fee due on the execution of this Agreement, Sublicensor shall have the right to terminate this Agreement, with immediate effect, by providing Sublicensee with written notice of termination.

6.1.2 It is the exclusive responsibility of the Sublicensor to immediately inform UVPR of the termination of this Agreement.

6.2 <u>Royalties</u>. Sublicensee agrees to pay to Sublicensor during the term of this Agreement the following Royalties:

6.2.1 [*****]

6.2.2 A "sale" shall be deemed to have occurred and a Sublicensed Product shall be considered "sold" by Sublicensee when such Sublicensed Product is paid for. Sublicensee shall make commercially reasonable efforts to collect monies due on its sales of Sublicensed Products.

7. Minimum Royalty. Sublicensee agrees to pay to Sublicensor a minimum annual Royalty during each year of the term of this Agreement in accordance with Schedule 7 attached hereto and incorporated herein by reference.

7.1 Payment of Minimum Royalties. In the event the actual Royalty amounts owed to Sublicensor by Sublicensee for any year or period pursuant to Section 6.2 are less than the minimum annual Royalty as specified in this section, Sublicensee shall pay the difference to Sublicensor within fifteen (15) days following the end of the applicable year or period.

7.2 Termination Right. In the event the actual Royalties payable by Sublicensee pursuant to Section 6.2 for any year are less than the minimum Royalty amounts set forth in Schedule 7, Sublicensor shall have the right, at its option and in its sole discretion, to terminate this Agreement within sixty (60) days following the end of such year, effective as of the date of such notice. In the event of such termination, Sublicensee shall be released from its obligation for future minimum annual Royalties but shall remain responsible for the shortfall for the prior year. If Sublicensee does not sell the minimum sales units for each Product category listed on Schedule 1.5 Sublicensor shall have the right, at its option and in its sole discretion, to terminate this Agreement or delete that Product from this Agreement upon sixty (60) days written notice by Sublicensor to Sublicensee but said deletion shall not serve to lower the total minimum Royalty payable by Sublicensee. However, should the terms of this Agreement be changed, such change must be approved by UVPR pursuant to Section 19.1.

7.1.1 If separate categories of Sublicensed Products with separate minimum annual royalty amounts and a separate Advance Sublicense Fee are covered by this Agreement, each such separate category of Sublicensed Products will be accounted for independently. No royalties shall be paid to Sublicensor under Section 6.2 with respect to sales and licensing of a Sublicensed Product (or separate category thereof) during the initial year of the term hereof until the full amount of the Advance Sublicense Fee attributable to that Sublicensed Product (or separate category) has been fully recouped by Sublicensee.

7.1.2 It is the exclusive and sole responsibility of the Sublicensor to immediately inform UVPR of the termination of this Agreement.

7.3 Payment. Sublicensee shall pay to Sublicensor all Royalties owing under Section 6.2 for each calendar quarter no later than fifteen (15) days following the last day of such quarter. All Royalties and other amounts payable to Sublicensor in accordance with the provisions of this Agreement are payable in United States dollars by check made payable to Sublicensor and delivered to the address set forth in Section 22.11 or at such other office or by such other method as Sublicensor may from time to time designate in writing. A duplicate copy of the payments due to Sublicensor shall be sent by Sublicensor to UVPR. Each Royalty declaration must follow the requirements of Section 5.2 of the main License Agreement, a copy of which declaration and payment must also be sent to UVPR by Sublicensor.

7.3.1 <u>Late Payments</u>. Late payments shall be subject to a late payment charge equal to 1% per month from the date such payments were originally due until paid in full. A copy of documentation relative to such late payment received by Sublicensor shall be sent to UVPR by Sublicensor.

7.4 <u>Taxes and Deductions</u>. If any country imposes a withholding tax against Sublicensor with respect to the Royalties payable to Sublicensor by Sublicensee on sales of the Sublicensed Products in such country, and Sublicensee pays such tax on behalf of Sublicensor, Sublicensee may deduct the amount of such withholding tax from the Royalties owing to Sublicensor hereunder on the condition that (i) such tax is an income tax as to which a foreign tax credit is allowable to Sublicensor under the current Internal Revenue Code, and (ii) Sublicensee furnishes to Sublicensor such information as Sublicensor requires to evidence Sublicensor's right to credit such withholding tax against its United States federal income tax liability.

7.5 <u>Royalty Statements</u>. Sublicensee shall furnish to Sublicensor, at the same time it makes payment of Royalties, a full and complete statement, duly certified by the Chief Financial Officer of Sublicensee to be true and accurate, showing in reasonable detail the basis upon which such Royalties were calculated, including without limitation (i) the number of each type of Sublicensed Product sold during the calendar quarter in question, (ii) the total gross sales revenues for each such type of Sublicensed Product, (iii) an itemization of all allowable deductions, if any, (iv) the sales price for each Sublicensed Product, (v) the amount of Royalties due with respect to such sales, and (vi) such other pertinent information as Sublicensor may reasonably request from time to time.

7.5.1 Sublicensor has the exclusive and singular obligation to inform UVPR every calendar quarter of the income generated from such Royalties. A projected late report should be accompanied by a thorough explanation by Sublicensor as to the reason for its tardiness.

7.5.2 Sublicensor has the responsibility of informing UVPR of any material controversy between Sublicensor and Sublicensee in accordance with the provisions of Section 21.

8. <u>Retention of Records</u>. During the term of this Agreement and for a period of five (5) years thereafter, Sublicensee shall keep complete and accurate records of:

The number and type of Sublicensed Products produced pursuant to this Agreement;

The gross sales recorded;

The taxes, duties, shipping costs, insurance costs and approved allowances incurred in connection with said sales; and

The net returns.

9. <u>Audit Right</u>. Sublicensor, by its duly authorized agents and representatives, shall have the right to audit such books, documents and other material from time to time and shall have access thereto during ordinary business hours, and shall be at liberty to make copies of such books, documents and other material. Sublicensor shall maintain the confidentiality of all information obtained by Sublicensor as a result of auditing Sublicensee and shall not reveal any such information to any third

party except in connection with legal action or such other proceeding implemented by Sublicensor to enforce any of Sublicensor's rights under this Agreement. Sublicensor shall conduct no more than one audit in any calendar year.

10. <u>Underpaid Royalties</u>. If any audit of Sublicensee's books and records reveals that Sublicensee has failed to account for and pay Royalties owing to Sublicensor, and the amount of any Royalties which Sublicensee has failed properly to account for and pay for any annual accounting period exceeds, by three percent (3%) or more, the Royalties actually accounted for and paid to Sublicensor for such period, Sublicensee shall, in addition to paying Sublicensor such past due Royalties, reimburse Sublicensor for its direct out-of-pocket expenses incurred in conducting such audit, together with interest on the overdue Royalties, such interest to be at a monthly rate of 1.5 percent from the date past due royalties were due until the date royalties are paid in full in accordance with Section 7.3.1.

11. <u>Indemnification</u>.

       11.1 <u>Right to Indemnification</u>. Sublicensee hereby agrees to indemnify and hold harmless Sublicensor, UVPR and BAV, the Vatican City State and the Roman Catholic Church and their respective subsidiaries, affiliates, successors and assigns, and the officers, directors, employees and agents of each of the foregoing (collectively, the "Indemnified Parties") from and against any and all claims, demands, losses, costs, liabilities and expenses, including reasonable attorneys' fees and costs, arising out of or related to the design, manufacture, distribution and sale of Sublicensed Products by Sublicensee pursuant to this Agreement.

       11.2 <u>Reimbursement Upon Demand</u>. Sublicensee shall immediately reimburse an Indemnified Party upon demand for all damages, losses, liabilities, awards, costs and expenses, including reasonable attorneys' fees and costs, incurred by the Indemnified Party to investigate, defend and/or settle any and all claims or suits or proceedings for which Sublicensee has an obligation to indemnify and hold harmless such Indemnified Party, provided such Indemnified Party gives prompt notice to Sublicensee of any such claim or suit or proceeding.

       11.3 <u>Claims Procedures</u>. With respect to any claims falling within the scope of the foregoing indemnifications: (a) the indemnified party (the "Indemnitee") agrees promptly to notify Sublicensee of and keep Sublicensee fully advised with respect to such claims and the progress of any suits in which Sublicensee is not participating; (b) Sublicensee shall have the right to assume, at its sole expense, the defense of a claim or suit made or filed against Indemnitee and for which it is claiming indemnification; (c) Sublicensee shall have the right to participate, at its expense, in any suit instituted against it; (d) Sublicensee shall have the right to approve any attorneys selected by Indemnitee to defend it; and (e) Indemnitee shall not settle any claim or suit without the prior written approval of Sublicensee.

12. <u>Commercialization Efforts</u>.

       12.1 <u>Manufacture and Sale of Sublicensed Products</u>. Sublicensee agrees to make necessary arrangements so that the manufacture, packaging and introduction into distribution channels of each Sublicensed Product will occur promptly after Sublicensee and Sublicensor have approved the final production version of each Sublicensed Product contingent upon approval of each product by UVPR. Sublicensee agrees to manufacture the Sublicensed Products in sufficient quantities to meet the reasonably anticipated demand for such Sublicensed Products. Sublicensee also agrees to exercise reasonable efforts to advertise and promote the Sublicensed Products at its own expense and to use its best efforts to sell the Sublicensed Products in the Territory. In order to assist Sublicensor in reviewing Sublicensee's marketing activities, Sublicensee agrees to furnish Sublicensor upon request complete information evidencing, on a country-by-country basis, Sublicensee's efforts to market the Sublicensed Products in such countries.

12.2   Business Development Plans. Sublicensee shall, at least annually, provide Sublicensor with a brief written tentative business plan indicating the countries in which Sublicensee proposes to manufacture and sell Sublicensed Products during the following twelve (12) month period. Sublicensee agrees that, upon request, it will meet with Sublicensor on a biannual or more frequent basis to review promotional activities, production and sales during the year.

12.3   Notification Requirements. Notwithstanding anything to the contrary contained in this Agreement, Sublicensee acknowledges and agrees that (i) Sublicensee shall give Sublicensor reasonable written notice prior to Sublicensees' initial sale or other exploitation of a Sublicensed Product in each country outside the United States, (ii) Sublicensee shall not, unless Sublicensor, who must already have prior written approval from UVPR, otherwise consents in writing, sell or otherwise exploit a Sublicensed Product in any such country until Sublicensor have had an opportunity, at its election, to file an application for registration of the Trademarks in any such countries, and (iii) Sublicensee shall not, unless Sublicensor otherwise consents in writing, sell or otherwise exploit a Sublicensed Product in any country outside the United States and the British Commonwealth (including Canada) in which Sublicensor has notified Sublicensee that there exists litigation, or an unresolved dispute, with respect to registration of the Trademarks.

The Sublicensor has the exclusive and singular obligation to inform UVPR every six months of such the activities.

It is hereby guaranteed that the UVPR, the BAV, the Vatican City State, and the Roman Catholic Church are completely and fully excluded from any legal action that arises from such infringements unless caused directly by the aforementioned parties.

12.4 Restrictions on Sales of Sublicensed Products.

12.4.1 The Sublicensed Products shall be sold to the public through normal retail outlets only in the manner in which articles of the same general description are generally merchandised to the public. Sublicensee shall not use or sell the Sublicensed Products as premiums, or distribute the Sublicensed Products to parties which the Sublicensee has reason to believe intend to use or sell the Sublicensed Products as premiums, except with Sublicensor's prior written consent. Use or sale of the Sublicensed Products as "premiums" for purposes of the foregoing provisions shall mean the use or sale of the Sublicensed Products in connection with promotional programs designed to promote the sale of the Sublicensed Products or other goods or services of the Sublicensee or a third party, including without limitation joint merchandising programs, give-aways, sales incentive programs and traffic builders.

12.4.2 Nothing herein shall prevent Sublicensee from doing any of the foregoing when done exclusively for the purpose of promoting the sale of the Sublicensed Products or from offering the Sublicensed Products bundled with third parties' goods or services, subject to the prior written approval of Sublicensor (such approval not to be unreasonably withheld or delayed) and subject always to the payment of Royalties pursuant to the provisions of Section 6 as if the Sublicensed Products had been sold at Sublicensee's normal wholesale prices.

13. Direct Purchase Right. Sublicensor shall have the right to purchase Sublicensed Products from Sublicensee (for distribution and sale directly or indirectly by Sublicensor) at pricing equal to the best pricing and terms offered by Sublicensee to third parties, provided, however, that Sublicensor shall not distribute and sell such products, directly or indirectly, in a manner that could reasonably be expected to be disruptive to the marketing of the Sublicensed Products then being actively conducted by Sublicensee. Such purchases by Sublicensor shall be subject to payment of the Royalty provided for in Section 6 hereof. No more than 5% of each production run per product may be purchased by Sublicensor or Affiliates under this clause.

Sublicensor has the exclusive and singular obligation to inform the UVPR every six months of such activities.

14. Free Copies. In addition to the random production samples of the Sublicensed Product to be supplied by Sublicensee to Sublicensor free of charge under Section 15.5, Sublicensee shall, upon official publication of a Sublicensed Product hereunder, deliver ten (10) free copies of such Sublicensed Product to Sublicensor and two (2) free copies of such Sublicensed Product to UVPR.

15. Approval Procedures.

15.1 General. Sublicensee shall comply with all reasonable procedures which Sublicensor may from time to time adopt regarding its approval of Advertising Material and of Sublicensed Products which Sublicensee proposes to manufacture and sell under this Agreement. These approval procedures shall be implemented using prescribed forms to be supplied to Sublicensee by Sublicensor and shall incorporate the basic approval requirements and steps outlined in the following sections. Sublicensee agrees to retain all materials relating to approvals in its files while this Agreement remains in effect and for one year thereafter. Sublicensor's approval rights shall be exercised in accordance with this Section 15. Materials for review shall be sent to Sublicensor at the address set forth in Section 22.11 or such other address as Sublicensor may designate from time to time.

For the purposes of this approval clause, all final approvals for proposed Sublicensed Products are subject to prior approval by UVPR through Sublicensor. "Product" shall be deemed to include, but is not limited to the following: product, design, use of celebrities, promotions, and the format and content of press releases, press kits and advertising materials. Sublicensee further agrees that the content of any interviews or articles for publication in any media shall be limited to information relating to Sublicensee's products and marketing programs and the non-economic terms of this Agreement.

15.2 Approval of Sublicensed Products. Sublicensee shall comply with the following steps for each Sublicensed Product as requested by Sublicensor from time to time as may be necessary for a Sublicensed Product, obtaining Sublicensor's written approval, for the step of the procedure requested. Sublicensor must already have prior written approval from UVPR. Unless by prior written notice from Sublicensor, following written approval of UVPR, it is exempted from such step with respect to a specific Sublicensed Product, for each different Sublicensed Product,

Sublicensee shall submit to Sublicensor for its prior review and approval the following materials as requested by Sublicensor:

(i)   the Vatican Library's shelf number identifying the name of the collection, the number of the manuscript or item and the exact folio or page number, and the Vatican Library copyright information;

(ii)   a concept for the proposed Sublicensed Product, demonstrating by rough artwork, written description and product design the appearance and operation, including sound and interactive capabilities, if any, of the proposed Sublicensed Product;

(iii)   finished artwork, text and/or audio for the Sublicensed Product, including the exact use of the Trademarks on or in connection with the Sublicensed Product;

(iv)   a reproduction master of the Sublicensed Product showing the exact form, quality, number and operational capabilities the Sublicensed Product will have when manufactured in production quantities;

(v)   three (3) identical production samples of each Sublicensed Product, to be submitted immediately to Sublicensor upon commencement of production; and

(vi)   any other materials Sublicensor deems necessary to review and approve proposed Sublicensed Products.

15.2.1 Acknowledgement.   Sublicensor has advised Sublicensee and Sublicensee acknowledges that final product approval rests with Ufficio Vendita Pubblicazioni e Riproduzioni dei Musei Vaticani of the sovereign state of Vatican City ("UVPR"). Sublicensee acknowledges the following approval clause contained in Sublicensor's main License Agreement with UVPR:

> Each Product must be approved in writing by [UVPR] before its sale, distribution or commercial presentation, which approval shall not be unreasonably withheld. [UVPR] shall consult the Prefect of the Vatican Library before granting such approval. All artistic and business decisions shall be made by Sublicensee, provided, however, that [UVPR] shall be accorded the right to review in advance of publication the content of each of the Products to insure its historical accuracy to determine whether in the exercise of its reasonable judgment the Project could subject the Vatican and/or the Catholic Church to criticism, embarrassment or obloquy. Accordingly, each Product must be specifically approved by [UVPR]. [UVPR] shall have thirty (30) days from execution of this Agreement to review and approve any items scheduled for production in accordance with this Paragraph. If [UVPR] disapproves of the content of a particular Product, it shall notify the Sublicensee of its reasons so that the Sublicensee may, if possible, make the necessary and appropriate changes. If there has been no written notice of disapproval within thirty (30) calendar days of submission of such material by

12

Sublicensee and unless there has been a written request for extensions for reasonable cause made within said thirty (30) calendar days, the submission shall be deemed approved.

15.3   Approval of Advertising Material.   With respect to each different item of Advertising Material which Sublicensee (or any party acting on its behalf) proposes to produce and use under this Agreement, Sublicensee shall submit to Sublicensor such of the following materials as may be requested by Sublicensor from time to time and as necessary with respect to the particular Advertising Material, for the prior review and approval of Sublicensor and UVPR:

(i)   proposed written copy and text for the item of Advertising Material, with attached rough art showing how the Logos will be used in connection with the copy;

(ii)   final copy for the item, with finished "lift" art, showing the use of the Logo;

(iii)   finished "mechanicals" for the item; and

(iv)   a final printed sample of the item where feasible (as, for example, in the case of labels, hangtags, printed brochures, catalogs and the like).

Sublicensee shall comply with all of the foregoing approval steps for each item of Advertising Material, obtaining Sublicensor's and UVPR's written approval at each step of the procedure, unless by prior written notice from Sublicensor and following written approval by UVPR, it is exempted from any such step with respect to a specific item of Advertising Material. All Advertising Material shall include the copyright information (© Biblioteca Apostolica Vaticana). Any Advertising Material that fails to include the copyright information shall not be approved. Further, in connection with each submission under this Section 15.3, Sublicensee shall describe the proposed uses of the Advertising Material (including the media to be used) and the duration of such proposed uses. In such cases, Sublicensor's and UVPR's approval of the Advertising Material shall extend only to those proposed uses, duration of use, etc., described in Sublicensee's submissions.

Sublicensee shall obtain Sublicensor's written approval before using any celebrity or other spokesperson for the Sublicensed Product. Sublicensor must already have prior written approval from UVPR.

Sublicensee shall not (i) issue any press releases, without the express prior written authorization for the format and content from Sublicensor, who shall already have prior written approval from UVPR, or (ii) discuss matters other than the development of the Sublicensed Products and related marketing programs in any interviews with the press or other media concerning this Agreement or any related subject matter.

15.4   Time for Approval by Sublicensor. Sublicensor agrees to use reasonable efforts to notify Sublicensee in writing of the approval or disapproval by Sublicensor and UVPR of any materials submitted to Sublicensor under Section 15.2 and Section 15.3, within thirty (30) business days after Sublicensor's receipt of such materials. Sublicensor will endeavor to notify Sublicensee as soon as practicable of any changes to the content and context of the proposed materials. Sublicensee will exercise its best efforts to provide materials to Sublicensor early in the production process so as to allow as much time as possible for approval by UVPR. Sublicensor may need an additional thirty (30) business days for approvals on new images in order to secure the required approval from UVPR. Sublicensor's approval shall not be unreasonably withheld or delayed.

15.5 Maintenance of Quality; Inspection of Production Facilities. Sublicensee agrees to maintain the quality of each Sublicensed Product up to the specifications, quality and finish of the production sample of such Sublicensed Product approved by Sublicensor and UVPR under Section 15.2. Sublicensee agrees not to change the Sublicensed Product in any respect that would materially alter either its looks or its quality, or to make any change in the artwork for the Sublicensed Product, without first submitting to Sublicensor samples showing such proposed changes and obtaining Sublicensor's written approval of such samples in accordance with Section 15.2. Sublicensor must already have prior written approval from UVPR. From time to time after it has commenced manufacturing any Sublicensed Product, Sublicensee, upon Sublicensor's request, shall furnish free of charge to Sublicensor a reasonable number of samples not to exceed four (4) from any production run of any Sublicensed Product specified by Sublicensor. Sublicensor shall have the right to withdraw its approval of any Sublicensed Product if the quality of such Sublicensed Product ceases to be acceptable to Sublicensor.

15.6 Unapproved Sublicensed Products or Advertising Materials. Sublicensee shall not have the right to manufacture, offer for sale, distribute or sell any Sublicensed Product or use any item of Advertising Material unless Sublicensee has complied with all of the approval procedures and requirements set forth in this Section 15 and has obtained Sublicensor's and UVPR's prior written approval of such Sublicensed Product or item of Advertising Material. Failure by the Sublicensee to comply with the provisions of this Section 15 shall constitute a material breach of this Agreement and shall be grounds for termination of this Agreement by Sublicensor, as provided in Section 20.1 hereof.

15.7 Access to Vatican Library. Pursuant to its main License and BAV terms and conditions, Sublicensor has the right of a limited access to the collection of the Vatican Library and of the Salone Sistino and the Library Gallery on a prescribed basis by each of these entities for purposes of obtaining/creating designs for Sublicensed Products. The Sublicensee must contact directly and in writing the Prefect of the BAV and follow the prescribed procedure to have access to the BAV. This must be done on reasonable notice (two business weeks' prior written notice shall constitute reasonable notice) and upon terms and conditions specified by the BAV. Original artwork may not be used in molds or removed from the premises. All work using the originals must be performed on the premises (e.g., copied by film, video, artist sketches) and under the supervision of the BAV. All costs incurred in obtaining artwork, photographs, transparencies or otherwise in utilizing BAV staff shall be the responsibility of Sublicensee, and all time schedules and arrangements for access by Sublicensee to original art works shall be approved in writing by BAV. Furthermore, in accordance with the main License, transparencies must be returned to BAV within ninety (90) days as stated in the BAV protocol regarding this activity.

Images granted for reproduction from BAV may not be reproduced in any way, shape, or form and for any means and/or purposes other than the ones declared and approved by the UVPR and the BAV. It is prohibited to concede such items to third parties. It is the sole and exclusive responsibility of the Sublicensor to ensure that this clause is being strictly implemented by their Sublicensees.

Transparencies and any other images of the Properties are obtained only from BAV following its terms and conditions.

15.8   Translations. All translations of written material used on or in connection with the Sublicensed Products or Advertising Material shall be accurate, and Sublicensee, when submitting the Sublicensed Products and the Advertising Material for approval, shall provide Sublicensor with accurate English translations of all such written materials.

15.9   Use of Properties. None of the Properties or Logo shall be shown on or in any product or item of advertising, promotional or other material used by, endorsing or identifying Sublicensee or the products (including the Sublicensed Products) or services of Sublicensee without Sublicensor's prior written approval. Sublicensor must already have prior written approval from UVPR. Neither the Properties nor the Logo shall be combined in any Sublicensed Products or Advertising Material with any other characters, images, products or logos of any other party without Sublicensor's and UVPR's prior written approval.

15.10   Transactions with Other Sublicensees. Sublicensee shall not, without Sublicensor's prior written consent contingent upon UVPR prior written approval, (i) sell or deliver to another Sublicensee the artwork, films, molds or other devices used by Sublicensee to produce the Sublicensed Products or to create Advertising Material or (ii) print or otherwise produce any items using the Logo for another Sublicensee.

16. Copyright Provisions.

16.1   Rights in Copyrights. Sublicensee shall not at any time during the term hereof or thereafter dispute or contest, directly or indirectly, Sublicensor's and UVPR's right and title to the Properties.   Sublicensee shall not acquire any rights in any copyrights or other rights in the Properties, except for the Sublicense granted herein.

16.2   Copyright Notices. Sublicensee agrees to place on all Sublicensed Products and on all Advertising Material the copyright notice or notices in the name of Sublicensor specified below or as otherwise specified in writing by Sublicensor from time to time. All Sublicensed Products shall contain the following notice of copyright: **©Biblioteca Apostolica Vaticana**. Nothing herein contained shall prohibit Sublicensee from using its own trademark(s) on the Sublicensed Products and its own copyright notice on the Sublicensed Products where said Sublicensed Products contain independent material which is the property of Sublicensee.

16.3   Affixation of Notices; Name of Copyright Proprietor. Sublicensee acknowledges that proper copyright notices must be permanently affixed to all Sublicensed Products and Advertising Material and to any separate portions of Sublicensed Products or Advertising Material which contain the Properties or any portion thereof and which are intended to be used separately by the purchaser or ultimate user. Sublicensee agrees that it will not, without Sublicensor's prior written consent, affix to the Sublicensed Products or the Advertising Material a copyright notice in its name or the name of any person, firm or corporation other than Sublicensor.

16.4   Ownership and Assignment. In accordance with the main License Agreement between UVPR and Sublicensor and the rights granted therein, Sublicensor shall own all right, title and interest, including all copyrights and copyright renewals and extensions, with respect to any

Sublicensed Product or any portion or component thereof using or incorporating the Properties, except as to such portion or component thereof as is a "derivative work" or "new work" (the "Sublicensee's Work Product").

16.5   Cooperation.   Each party agrees to take such actions and to execute, acknowledge and deliver to the other party such assignments, documents, instruments and agreements as either party shall request to effect or evidence the parties' respective ownership rights described herein.

17. Insurance. Sublicensee shall obtain and maintain, at its sole cost and expense, a comprehensive general liability insurance policy from a recognized insurance company with coverage limits of not less than $1,000,000 per occurrence for bodily injury and property damage and products liability. Such insurance shall be in the form and with insurers acceptable to Sublicensor and UVPR and shall include coverage for all premises and operations, broad form property damage, product liability and contractual liability (including obligations assumed under this Agreement). The policies shall name each of Sublicensor, UVPR, BAV, the Vatican City State and the Roman Catholic Church as additional insureds. Sublicensee shall furnish Sublicensor with evidence of the required insurance coverage within ten (10) days following execution hereof and shall thereafter provide Sublicensor with written notice of any change, replacement or termination of such insurance. In its turn Sublicensor must provide this information to UVPR within 10 days of receipt of insurance certificate.

Such insurance shall include coverage of Sublicensor, UVPR, BAV, the Holy See and their respective directors, officers, agents, employees, assignees and successors. Within thirty (30) days after execution of this Agreement by Sublicensor, Sublicensee shall cause the insurance company or companies issuing such policies to issue certificates to Sublicensor confirming that such policies have been issued and are in full force and effect and provide coverage of Sublicensor as required by this Section 17, and also confirming that before any cancellation, modification or reduction in coverage of any such policy, the insurance company shall give Sublicensor thirty (30) days prior written notice of such proposed cancellation, modification or reduction. Any insurance carried by Sublicensor or the other named insureds shall be deemed excess insurance not subject to contribution.

18. Compliance with Laws. Sublicensee shall, at Sublicensee's expense, obtain all necessary governmental approvals, permits and sublicenses and comply with all laws, rules and regulations applicable to the manufacture, production, distribution, export, import, sale and use of all Sublicensed Products, including without limitation any safety studies. Sublicensee shall have sole responsibility for any warning labels, packaging and instructions as to the use of the Sublicensed Products or any components or properties thereof.

19. Sublicensor Approvals. Except as otherwise expressly stated, any approval or consent of Sublicensor provided for herein may be given or withheld by Sublicensor in its sole discretion for any reason or no reason, subject to obtaining such consent or approval of UVPR/BAV as may be required hereunder. Except as otherwise expressly provided in the main License Agreement or in Section 19.1 below or elsewhere in this Sublicense, UVPR/BAV shall approve or disapprove requests for required approvals or consents within ten (10) business days following receipt of a written request, or the request shall be deemed approved.

UVPR Approvals. Sublicensor shall provide UVPR with not less than thirty (30) days advance written notice of its intent to terminate or modify the material terms of this Sublicense. Sublicensor agrees that subject to the following provision it shall obtain UVPR's approval for any such modification prior to implementing such modification or termination, which approval shall not be unreasonably withheld. Within ten (10) business days of its receipt of notice of Sublicensor's intent to terminate or modify, UVPR shall either formally approve of the intended action or if it disapproves, it shall state the reasons for its disapproval in writing. In the event that UVPR fails to respond in writing to the notice of intended action within said ten (10) business days, it shall be deemed to have approved of said action. The parties understand and agree that the business terms of the Sublicense, including but not limited to the Territory, Minimum Royalties, Royalty percentage, and other substantive business terms fall within the discretion of Sublicensor.

20. Breach and Termination.

20.1 Immediate Right of Termination.

20.1.1 In addition to any other right of termination contained elsewhere herein, Sublicensor shall have the right to terminate this Agreement immediately, by giving written notice to Sublicensee, in any of the following situations:

(a) if Sublicensee becomes subject to any voluntary or involuntary order of any governmental agency involving the recall of any of the Sublicensed Products because of safety, health or other hazards or risks to the public;

(b) if, other than under Title 11 of the United States Code or a similar law of any other country, Sublicensee becomes subject to any voluntary or involuntary insolvency, bankruptcy or similar proceedings, or an assignment for the benefit of creditors is made by Sublicensee, or an agreement between Sublicensee and its respective creditors generally is entered into providing for extension or composition of debt, or a receiver is appointed to administer the assets of Sublicensee, or the assets of Sublicensee are liquidated, or any distress, execution or attachment is levied on such of its manufacturing or other equipment as is used in the production and distribution of the Sublicensed Products and the same remains undischarged for a period of thirty (30) days;

(c) if Sublicensee breaches the provisions of Section 2.4 prohibiting sublicensing;

(d) if Sublicensee breaches the provisions of Section 22.1 prohibiting assignments;

(e) if there is (i) a transfer of twenty-five percent (25%) or more of the capital stock of the Sublicensee in a single transaction or a series of transactions, (ii) if there is a transfer of the business and/or substantially all of the assets of the Sublicensee in a single transaction or a series of transactions, or (iii) if there is a merger or consolidation of Sublicensee with any other entity;

(f) if Sublicensee undergoes a significant change in management;

(g)   if any changes are made to the terms of the Sublicense without written approval of UVPR pursuant to Section 19.1;

(h)   if Sublicensee is found guilty of a felony and/or becomes involved in activities that publicly denigrate or go against the doctrine of the Catholic Church and as a consequence tarnish the good name and image of UVPR and/or BAV and/or the Vatican City State and/or the Roman Catholic Church; or

(i)   if Sublicensee fails to perform or generate any income within two (2) years of signing this Agreement.

20.2 <u>Curable Breaches</u>.

If either party breaches any of the terms and provisions of this Agreement, other than those specified in Section 20.1, and the party involved fails to cure the breach within thirty (30) days after receiving written notice by certified or registered mail from the other party specifying the particulars of the breach, the non-defaulting party shall have the right to terminate this Agreement by giving written notice thereof to the defaulting party.

Not by way of limitation, Sublicensor shall have the right to terminate this Agreement (subject to Section 20.2.1), by giving written notice to Sublicensee, in any of the following events:

(a)   if Sublicensee makes, sells, offers for sale or distributes any Sublicensed Product or Advertising Material without having the prior written approval of Sublicensor and UVPR as required by Section 15 or makes any use of the Properties or Trademarks not authorized under this Agreement;

(b)   if Sublicensee fails to make any payment hereunder by the date such payment is due, or Sublicensee fails to submit complete and specific royalty statements to Sublicensor within the time periods specified in Section 7;

(c)   if Sublicensee becomes involved in activities that will tarnish the good name and image of UVPR and/or BAV and/or Vatican City State and/or the Roman Catholic Church; or

(d)   if Sublicensee breaches any of the provisions or covenants of Sections 11, 12.4, or 16.

Any Sublicensee breach as to a particular Sublicensed Product shall be considered a breach of the entire Agreement, and termination by Sublicensor shall be deemed to pertain to the entire Agreement and all Sublicensed Products unless Sublicensor specifies otherwise with prior written approval of UVPR.

20.3 <u>Effect of Termination</u>. Termination of this Agreement under the provisions of this Section 20 or provisions set forth elsewhere in this Agreement shall be without prejudice to any rights or claims which Sublicensor may otherwise have against Sublicensee. Upon the termination of this Agreement, all Royalties on sales made prior to the date of termination shall become immediately due and payable to Sublicensor. Upon the termination of this Agreement under the provisions of Section 20.1, neither Sublicensee nor its receivers, trustees, assignees or other representatives shall have the right to develop, sell, exploit or in any way deal with the Properties, Sublicensed Products, Advertising Material or Logo, except with the written approval and instructions of Sublicensor following pre-approval of UVPR.

Sections 2.5 ("Reservation of Rights"), 4 ("Representations and Warranties"), 7.3.1 ("Late Payments"), 8 ("Retention of Records"), 11 ("Indemnification"), 16 ("Copyright Provisions"), 20.3 ("Effect of Termination"), 20.4 ("Discontinuance of Use of Logo, Etc."), 20.5 ("Disposition of Inventory Upon Expiration"), 22 ("Miscellaneous Provisions") and any other provisions which by their nature are intended to survive shall survive any termination or expiration of this Agreement.

20.4 <u>Discontinuance of Use of Logo, Etc.</u> Subject to the provisions of Section 20.5, upon the expiration or earlier termination of this Agreement, Sublicensee agrees to immediately and permanently discontinue manufacturing, selling, advertising, distributing and using the Sublicensed Products and Advertising Material, immediately and permanently discontinue using the Properties and Logo, immediately, either deliver to Sublicensor or destroy any copies, storyboards, molds, dies, patterns, devices or similar items from which the Sublicensed Products and Advertising Material were made or which contain any element of the Properties, and immediately terminate all agreements with manufacturers, distributors, affiliates and others which relate to the manufacture, sale, distribution and use of the Sublicensed Products.

20.5 <u>Disposition of Inventory Upon Expiration</u>. Notwithstanding the provisions of Section 20.4, if this Agreement expires in accordance with its terms, and is not terminated for cause by Sublicensor, the provisions of this Section 20.5 shall apply. If Sublicensee delivers to Sublicensor on or before the date thirty (30) days prior to the expiration of this Agreement a written inventory listing, on a product-by-product basis, of all Sublicensed Products in Sublicensee's possession, custody or control as of the date of such inventory, Sublicensee shall have the right to sell any Sublicensed Products listed on such inventory for a period of six (6) months immediately following such expiration, subject to the payment of Royalties to Sublicensor on any such sales in accordance with the terms of this Agreement. Sublicensor shall have the right (but not the obligation) to buy any or all of the Sublicensed Products listed on such inventory at Sublicensee's cost of manufacture at the end of such six (6) month period.

21. <u>Communications</u>.   Except as otherwise provided in Section 15.7, all contacts and communications of any type with UVPR or BAV in connection with or arising out of the provisions and requirements of this Agreement shall be handled exclusively by Sublicensor. Sublicensee understands and acknowledges that it shall have no direct contact or written communication with UVPR or BAV without the prior written consent of Sublicensor. Furthermore, Sublicensee shall promptly notify Sublicensor of the content and nature of any contact or communication that it may receive from UVPR or BAV.

22. <u>Miscellaneous Provisions</u>.

22.1 <u>No Assignments by Sublicensee</u>. Without the prior written consent of Sublicensor following pre-approval from UVPR, Sublicensee may not directly or indirectly assign, transfer, sublicense or encumber any of its rights under this Agreement, and any such assignment, transfer, sublicense or encumbrance shall be void.

22.1.1 It is hereby guaranteed that the UVPR, the BAV, the Vatican City State, and the Roman Catholic Church are completely and fully excluded from any legal action that arises from such actions.

22.2 <u>Assignment by Sublicensor</u>. Sublicensor (and its successors and assigns) shall have the right to assign, transfer or encumber any or all of its rights under this Agreement following pre-approval from UVPR.

22.3 <u>Successors and Assigns</u>. Subject to Section 22.1, this Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto.

22.4 <u>Independent Contractors</u>. The relationship between Sublicensor and Sublicensee is that of independent contractors. Sublicensor and Sublicensee are not joint venturers, partners, principal and agent, master and servant, or employer and employee and have no relationship other than independent contracting parties. Sublicensee shall have no power to bind or obligate Sublicensor in any manner other than as is expressly set forth in this Agreement.

22.5 <u>Governing Law; Dispute Resolution</u>.

Any disagreements between Sublicensor and Sublicensee shall be resolved exclusively in the Sovereign State of Vatican City. Sublicensor and Sublicensee each hereby consent to jurisdiction in the Sovereign State of Vatican City. All disputes relating to this Agreement between Sublicensor and Sublicensee shall be governed by the laws of the Sovereign State of Vatican City, and Sublicensor and Sublicensee each hereby consents thereto. All proceedings shall be conducted in the English language.

Any party to this Agreement may, upon written notice reasonably made, request that the dispute be decided by binding arbitration. Whenever a controversy arises between Sublicensor and Sublicensee in regard to the formulation, interpretation or application of any part of this Agreement, or in regard to an alleged wrongful act by either party, and when the parties are unable to settle said controversy amicably and one party has demanded arbitration, the dispute shall be referred to a College of Arbiters in the Sovereign State of Vatican City. The College of Arbiters shall be composed of the following three members: one Arbiter designated by Sublicensor, one Arbiter designated by Sublicensee and the third Arbiter, who will be the President of the College, will be agreed upon by the two (2) designated Arbiters. In the instance when a party fails to designate its Arbiter within twenty (20) days of the receipt of notification of the appointment of the first Arbiter, the President of the Tribunal of the Sovereign State of Vatican City shall appoint the second Arbiter. If the designated Arbiters cannot agree to a third Arbiter, the President of the College of Arbiters (i.e., the third Arbiter) shall be appointed by the President of the Tribunal of the Sovereign State of Vatican City ("Tribunal"). Every Arbiter shall be independent and impartial.

The College of Arbiters shall have its seat in the Sovereign State of Vatican City. There will be no appeal of its decision. The expenses incurred by the arbitration will be assumed by the losing party.

In any arbitration proceeding a party may be represented by legal counsel of its choice in accord with the laws of the Sovereign State of Vatican City.

Except as set forth below, the parties shall keep confidential the fact of the arbitration, the dispute being arbitrated and the decision of the Arbiters. Notwithstanding the foregoing, the parties may disclose information about the arbitration to persons who have a need to know, such as directors, trustees, management employees, witnesses, experts, investors, attorneys, lenders, insurers and others who may be directly affected. Additionally, if a party has stock which is publicly traded, the party may make such disclosures as are required by applicable securities laws. Further, if a party is expressly asked by a third party about the dispute or the arbitration, the party may disclose and acknowledge in general and limited terms that there is a dispute with the other party which is being (or has been) arbitrated. Once the arbitration award has become final, if the arbitration award is not promptly satisfied, then these confidentiality provisions shall no longer be applicable.

22.6 <u>Entire Agreement; Modification</u>. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter set forth in this Agreement. There shall be no amendments or modifications to this Agreement, except by a written document which is signed by all parties including UVPR.

22.7 <u>Headings</u>. The headings for each article and section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular article or section.

22.8 <u>Severability</u>. Should any one or more of the provisions of this Agreement be held invalid or unenforceable by a court of competent jurisdiction, it shall be considered severed from this Agreement and shall not serve to invalidate the remaining provisions hereof. The parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable provision such that the objectives contemplated by them when entering this Agreement may be realized.

22.9 <u>No Waiver</u>. Any delay in enforcing a party's rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such party's right to the future enforcement of its rights under this Agreement, excepting only an express written and signed waiver as to a particular matter for a particular period of time.

22.10 <u>Attorneys' Fees</u>. In the event of a dispute between the parties hereto or in the event of any default hereunder, the party prevailing in the resolution of any such dispute or default shall be entitled to recover its reasonable attorneys' fees and other costs incurred in connection with resolving said dispute or default.

22.1 <u>Notices</u>. Any notices required by this Agreement shall be in writing, shall specifically refer to this Agreement and shall be sent by registered or certified airmail, postage prepaid, or by prepaid nationally recognized overnight courier, or by telefax, telex or cable, charges prepaid, to the respective addresses set forth below unless subsequently changed by written notice to the other party given in accordance with this section. Notice shall be deemed delivered upon the earlier of (i) when received, (ii) three (3) business days after post-mark of destination or (iii) the date notice is sent via telefax during normal business days.

To 1451:	1451 International Ltd. 600 West Broadway, Suite 1520 San Diego, California 92101 Fax: (619) 515-1481
with a copy to:	Guillermo Marrero, Esq. International Practice Group 600 West Broadway, Suite 1520 San Diego, California 92101 Fax: (619) 515-1481
To SRLLC:	Second Renaissance, LLC 870 Encanto Street Corona, California 92881 Fax: (951) 280-0971
with a copy to:	James R. Pickett, Esq. 32847 Abana Court Temecula, California 92592 Fax: (951) 302-7205
To Sublicensee:	Eternal Image 28175 Haggerty Road Novi, MI 48377 Attn: Clint Mytych, President & CEO Fax: (248) 671-5001
To UVPR:	Francesco Riccardi, Administrator Ufficio Vendita Pubblicazioni e Riproduzioni I-00120 Vatican City State, Europe Fax: 011-39-06-6988-3478

22.12 <u>Compliance with Laws</u>. Nothing contained in this Agreement shall require or permit Sublicensor or Sublicensee to perform any act inconsistent with the requirements of any Vatican City State law, regulation or executive order may be in effect from time to time.

22.13 <u>Confidentiality</u>. Except as otherwise agreed by the parties in writing, the parties shall treat in confidence and not disclose to any third party the terms of this Agreement, except as required by law.

<u>UVPR Approval</u>. This Agreement and the obligations of the parties hereunder are conditioned upon obtaining the pre-approval hereof by UVPR in the form of Schedule 22.14 attached hereto and incorporated herein by reference.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to a confidentiality request. Omissions are designated [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission with the confidentiality request.

IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized representatives as of the date first set forth above.

SUBLICENSOR:

1451 INTERNATIONAL LTD.,
a California corporation

By: ______________________
Guillermo Marrero, President

Date: 7/25/05

SECOND RENAISSANCE, LLC,
a California limited liability company

By: ______________________
Gerald P. Colapinto, Chairman & CEO

Date: 8/8/05

SUBLICENSEE:

ETERNAL IMAGE,
a Michigan limited liability company

By: ______________________
Clint Mytych, President & CEO

Date: July 21, 2005

Witness: ______________________

Date: July 21, 2005

SCHEDULE 1.5

SUBLICENSED PRODUCTS

Sublicensed products shall mean caskets and urns for funeral home use.

SCHEDULE 1.12

TERRITORY

Sublicensee shall have the [*****] right to manufacture and sell the Sublicensed Products in the following Territory: worldwide.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to a confidentiality request. Omissions are designated [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission with the confidentiality request.

SCHEDULE 2.2.1

The VATICAN LIBRARY COLLECTION LOGO/SEAL

Certificate of Authenticity Front


THE VATICAN LIBRARY
COLLECTION

Certificate of Authenticity Back



CERTIFICATE
OF AUTHENTICITY

Since 1451 the Vatican Library has collected priceless illuminated manuscripts, ancient codices, precious works of art and artifacts from around the globe. For centuries only church officials and scholars have had access to the library's contents. Now, through licensing guaranteed by this Certificate of Authenticity, we make these exceptional treasures available to you.

Thank you for your purchase. We hope your enjoyment of this item is enhanced by the knowledge that a portion of all proceeds will be used to benefit the Vatican Library.



Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to a confidentiality request. Omissions are designated [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission with the confidentiality request.

THE VATICAN LIBRARY COLLECTION

SCHEDULE 5

TERM

      This Agreement and the sublicense granted herein shall commence on the Commencement Date and shall continue for a term of approximately three (3) years ending June 30, 2008, unless earlier terminated as provided herein. Sublicensee shall have the right and option to extend the term for an additional five (5) years by written notice delivered to Sublicensor no less than ninety (90) days prior to expiration of the original term, during the continuance of Sublicensor's License Agreement, as the same may be extended or renewed.

SCHEDULE 6

ADVANCE SUBLICENSE FEE

[*****]

SCHEDULE 7

MINIMUM ANNUAL ROYALTIES

[*****]

SCHEDULE 22.14

<u>APPROVAL OF UVPR</u>

A. This will certify that **1451 INTERNATIONAL LTD. and SECOND RENAISSANCE, LLC** (combined as "Sublicensor") have separate legal and binding main License Agreements with the **UFFICIO VENDITA PUBBLICAZIONI E RIPRODUZIONI** ("UVPR"), whose legal representative is the undersigned, granting certain rights (as defined therein) to the **BIBLIOTECA APOSTOLICA VATICANA** ("BAV" or "THE VATICAN LIBRARY").

B. This will further certify and acknowledge that pursuant to the main License Agreements, Sublicensor has the right, subject to review and approval of proposed Products, publicity and other matters by UVPR following consultation with BAV, to sell and distribute within the Territory consisting of the entire world, unless otherwise specified, Products covered by the main License Agreements, and to utilize the name and logo of the Vatican Library Collection in connection therewith.

C. This will further certify that Sublicensor has the right, subject to approval by UVPR following consultation with BAV, to sublicense its rights under the main License Agreements, through the approved form of Standard Agreement for Sublicensing incorporated herewith. On July ___, 2005, the Standard Agreement for Sublicensing - Caskets & Urns and has been presented to the undersigned for pre-approval and UVPR hereby approves the same.

Approved on
Date:

**UFFICIO VENDITA PUBBLICAZIONI
E RIPRODUZIONI (UVPR)**

By: Dr. Francesco Riccardi
Its: Administrator



Exhibit 10.16

Eternal Image Inc.
Contract No. ML-929(mb)


1st AMENDED & RESTATED
MAJOR LEAGUE BASEBALL PROPERTIES, INC.
LICENSE AGREEMENT


This license agreement (the "Agreement") is by and between Major League Baseball Properties, Inc., 245 Park Avenue, New York, NY 10167 (hereinafter referred to as "Licensor"), on its own behalf and as agent for each of the entities specified in **Schedule A** (collectively, the "MLB Entities"), and the individual/entity identified in **Schedule B** (hereinafter referred to as "Licensee"). This Agreement, which supersedes and replaces Major League Baseball Properties, Inc. License Agreement No. ML-929(mb), which was effective as of January 1, 2007 (the "Previous Agreement"), is not effective until signed by the parties hereto. Upon full execution of this Agreement, such Previous Agreement shall be deemed null and void.


THIS WILL CONFIRM OUR AGREEMENT AS FOLLOWS:


    1.   GRANT OF LICENSE: Licensor grants to Licensee for the term of this Agreement, subject to the terms and conditions hereinafter contained (including, without limitation, the additional miscellaneous terms and conditions contained in **Schedule P** hereto and the limitations set forth in the attached **Exhibit 1**), the [*****] license to utilize certain specified names, trademarks, service marks, trade dress and copyrights, including word marks, logos, uniform designs, mascots, images, colors and color combinations, characters, symbols, designs, likenesses and visual representations associated with and/or related to the various Major League Baseball-affiliated entities and their products and services, as described in **Schedule D** attached hereto (herein such names, trademarks, service marks, trade dress and copyrights, including word marks, logos, uniform designs, mascots, images, colors and color combinations, characters, symbols, designs, likenesses and visual representations are collectively called the "Licensed Properties"), to be used solely in connection with the manufacture, distribution, promotion, advertisement and sale of the article or articles specified in **Schedule E** attached hereto (herein such article or articles are called "Licensed Products"). Licensee acknowledges and agrees that all Licensed Products shall conform to Licensor's then-current labeling requirements and, except to the extent specifically set forth in **Schedule E** below, only then-current Licensed Properties shall be featured in the Licensed Products. For purposes of this Agreement, "then-current" shall mean current at the time of Licensee's production of each Licensed Product as specified in Licensor's Official Style Guides or as otherwise specified by Licensor. This license does not constitute and may not be used so as to imply the endorsement of the Licensed Products or any other product of Licensee by Licensor and/or each of the Licensor Indemnitees (as defined in **Schedule C**). While the Licensed Properties may be used as trademarks or service marks subject to the terms of this Agreement, the Licensed Properties are not licensed herein for use as certification marks or indications of a particular standard of quality. Any exclusivity granted hereunder shall be subject to (i) presently outstanding agreements granted by the Clubs; (ii) the rights of Licensor and the Licensor Indemnitees, and each of their respective affiliates to distribute (directly or indirectly) products throughout the world (through any means or medium); and (iii) the grant by Licensor to the Major League Baseball Players Alumni Association (the "MLBPAA") of worldwide rights to utilize the word marks "Major League" and "Major League Baseball" as part of the

MLBPAA's name, logos, designs, symbols and other visual representations (the "MLBPAA Marks"), which include the right to grant to third parties the right to use the MLBPAA Marks. Further, any exclusivity granted hereunder shall pertain only to the extent of the Licensed Products described, if and as specified in this Agreement. Licensor warrants and represents that as the agent for the MLB Entities, pursuant to authority granted by the MLB Entities, it has the full authority to license the Licensed Properties in connection with the manufacture, distribution, promotion, advertisement and sale of the Licensed Products.

2. TERRITORY: Licensee shall be entitled to use the license granted hereunder only in the territory described in **Schedule F** attached hereto (herein such territory is called the "Licensed Territory"). Licensee will not make use of or authorize any use of this license or the Licensed Products outside the Licensed Territory or distribute or sell the Licensed Products directly or through others to retailers outside the Licensed Territory. Licensee may use manufacturers outside the Licensed Territory in accordance with Paragraph 13(U) below, provided that such manufacturers are identified in **Schedule Q** and such manufacturers do not sell the Licensed Products to anyone other than Licensee. Licensee may also distribute the Licensed Products to other licensees of Licensor as and to the extent Licensor authorizes such other licensees to purchase such Licensed Products from Licensee. The parties hereby acknowledge and agree that, in respect of the provision of Licensed Products pursuant to Paragraph 13(M) below directly to the Clubs, or the Clubs belonging to The National Association of Professional Baseball Leagues d/b/a Minor League Baseball ("Minor League Clubs"), located in Canada or their owned or controlled retail operations, the Licensed Territory shall include Canada.

3. LICENSE PERIOD: The license granted hereunder shall be effective and expire as of the dates specified in **Schedule G** attached hereto (herein such period is called the "License Period") and except as otherwise provided for sell-off purposes as specified in Paragraph 17 hereof, unless sooner terminated in accordance with the terms and conditions hereof.

4. CONSIDERATION:

A. Advance and Guaranteed Compensation: Licensee agrees to pay Licensor the sums specified in **Schedule K** attached hereto, as advance minimum compensation (herein called "Advance Compensation") and as guaranteed minimum compensation (herein called "Guaranteed Compensation" and together with Advance Compensation, the "Total Guaranteed Compensation"). The Advance Compensation shall be paid as set forth in **Schedule K**, and shall apply against Total Guaranteed Compensation as defined below. The Total Guaranteed Compensation shall be paid as provided in **Schedule K** except to the extent that paid Advance Compensation and annual cumulative payments of Royalties shall theretofore have offset all or a portion of the Total Guaranteed Compensation. Notwithstanding the foregoing, no part of Royalties which may be attributable to Premium sales (as defined hereunder) of the Licensed Products shall serve to offset any part of the Total Guaranteed Compensation specified in **Schedule K**. No part of such Total Guaranteed Compensation shall be repayable to Licensee in any event, except as is expressly provided for herein. No part of any amounts paid or payable hereunder may be used to offset or apply against any other amount owed by Licensee to Licensor, any MLB Entities or Licensor Indemnitees or to any other Major League Baseball-affiliated entity. In the event of a work stoppage delaying or interrupting the playing of Major League Baseball games, the parties agree that this Agreement shall continue in full force and, except as otherwise provided in writing in this Agreement, Licensee shall not be entitled to any other form of compensation nor shall Licensor or the Licensor Indemnitees be otherwise liable to Licensee for any losses incurred by Licensee on account of any such work stoppage.

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      B.   **Royalties:** Licensee agrees to pay Licensor a sum equal to either the per unit minimum specified in **Schedule L** (if any) or the percentage of all "Net Wholesale Sales" or "Net Retail Sales", as applicable, (each as defined below) specified in **Schedule L** by Licensee of the Licensed Products covered by this Agreement. (Such per unit minimum and/or percentage of Net Wholesale Sales or Net Retail Sales is herein called "Royalties.") Licensee shall pay to Licensor Royalties based on the greatest of, as applicable, the (i) per unit minimum (if stated), (ii) percentage of Net Wholesale Sales, and (iii) Net Retail Sales, if specified. If Licensee sells the Licensed Products to any of Licensee's affiliated, associated or subsidiary entities (collectively, the "Licensee Affiliates"), and such Licensee Affiliates sell the Licensed Products, Licensee shall pay Royalties on the price at which Licensee sells the Licensed Products or the price at which the Licensee Affiliates sell the Licensed Products, whichever is greater. In addition, Royalties shall be payable concurrently with the periodic statements required in Paragraph 5 below, except to the extent offset by Total Guaranteed Compensation theretofore remitted. The term "Net Wholesale Sales" shall mean, with respect to wholesale sales of the Licensed Products, gross sales based on the wholesale price to the retail trade less quantity discounts and actual returns, but no deduction shall be made for uncollectible accounts, commissions, taxes, discounts other than quantity discounts, such as cash discounts and discounts attributable to the issuance of a letter of credit, or any other amount. The term "Net Retail Sales" shall mean, with respect to retail sales of the Licensed Products, gross sales based on the greater of Licensee's or, as the case may be, Licensee Affiliates' (a) usual <u>retail</u> price charged to consumers for such Licensed Products (or, if no such Licensed Products were previously sold, for similar Licensed Products) or (b) actual <u>retail</u> price charged to consumers less quantity discounts (if pre-approved in writing by Licensor) and actual returns, but no deduction shall be made for uncollectible accounts, commissions, taxes, or discounts of any kind. Notwithstanding the foregoing, with regard to Canadian sales, if authorized hereunder, Licensee shall pay Royalties on the price of the Licensed Products excluding "GST" and any duty and shall submit all statements and Royalties payments to such party designated by Licensor and as required by this Agreement. Licensee shall account separately for all sales of each Licensed Product (itemized by Licensed Product, Licensed Properties depicted on such Licensed Product, country into which the Licensed Product is sold, distribution channel through which the Licensed Product is sold and as Licensor shall otherwise require from time to time), pursuant to the requirements of Paragraph 5 below. No costs incurred in the manufacture, sale, distribution, promotion or advertisement of the Licensed Products shall be deducted from any Royalties payable by Licensee. Said Royalties shall also be paid by Licensee to Licensor on all Licensed Products (including, without limitation, any irregulars, seconds, etc. distributed pursuant to the provisions of Paragraph 10 of this Agreement) distributed by Licensee or any Licensee Affiliate, even if not billed or billed at less than usual Net Wholesale Sales price or Net Retail Sales price, as applicable, for such Licensed Products, and shall be based upon the greater of the usual Net Wholesale Sales price or Net Retail Sales price, as applicable, sold to the trade by Licensee or, as the case may be, Licensee Affiliates for (i) such Licensed Products, or (ii) if such Licensed Products have not been so sold, products similar to the Licensed Products. Licensor acknowledges that units of the Licensed Products that are exported by Licensee or, as the case may be, Licensee Affiliates to other licensees of Licensor authorized to distribute such Licensed Products outside the Licensed Territory may, with Licensor's written approval, be sold without any obligation on Licensee to pay Royalties to Licensor on such units. Royalties payable on sales of the Licensed Products to Licensor affiliates per Paragraph 13(M) shall be calculated on Licensee's or, as the case may be, Licensee Affiliates', actual Net Wholesale Sales price or Net Retail Sales price, as applicable, charged.

      C.   **Product Credit:** Licensee shall provide to Licensor merchandise credit in the amount or in the form specified in **Schedule N**. Licensee shall ship at Licensee's expense and at Licensor's direction such merchandise as Licensor shall request from time to time under this merchandise credit. Licensee acknowledges and agrees that to the extent Licensor does not use the entire merchandise credit during any such year, Licensor shall be entitled to receive such unused portion in the following calendar year, notwithstanding the expiration or termination of the License Period.

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        D.   **Advertising, Marketing and Promotion:** Licensee acknowledges that it is required to promote the Licensed Products under this Agreement. Accordingly, Licensee agrees to perform each of the obligations, if any, specified in **Schedule O**. Unless otherwise specified, Licensee acknowledges and agrees that any financial or other commitments under any item identified in **Schedule O** shall not offset or apply against any obligations under any other item thereunder.

        E.   **Currency:** All amounts payable pursuant to this Agreement shall be in the currency identified in **Schedule K**.

        F.   **Payment Terms:** Licensee agrees to pay Licensor all sums due and payable to Licensor relating to this Agreement, regardless of whether Licensee has received an invoice in connection with such amount payable.

        G.   **Late Payment Penalties**: Any late payments shall require Licensee to pay Licensor, in addition to the amount due, interest (accruing at the time such obligation was first owed) at one percent (1%) per month or the highest prime lending rate of JP Morgan Chase Bank (or its successor bank, if any), whichever is greater, on the amounts delinquent for the period of the delinquency, without prejudice to any other rights of Licensor in connection therewith.

        H.   **Licensor's Use of Licensee Marks and Licensed Product Depictions:** Licensee agrees that Licensor shall have the right in its sole discretion and in a style and manner in which it chooses, to produce and allow others to produce on its behalf catalogs, sales sheets or brochures (hereinafter "catalogs") wherein merchandise from licensees of Licensor shall be displayed. Licensee hereby grants to Licensor the right to feature the Licensed Products and to use Licensee's trademarks and corporate identification (including, without limitation, the brand names of the Licensed Products as identified in **Schedule U**) (i) in any and all media for purposes of promoting and advertising either the Licensed Products and/or Licensor, its affiliates, and promotions for the foregoing, and (ii) in trade materials, sales presentations, and industry meetings, without additional approvals or any compensation. Licensee acknowledges and agrees that nothing in this Paragraph 4(H) shall be construed as Licensor's grant, approval, or acceptance of such brand names.

        5.   **PERIODIC STATEMENTS:** Within thirty (30) days after the first day of the License Period, and promptly on the 15th day of every reporting period specified in **Schedule I** (herein such period is called the "Reporting Period") thereafter, Licensee shall furnish to Licensor complete and accurate statements, certified to be accurate by Licensee, or if a corporation, by an officer of Licensee, showing the sales volume of each Licensed Product (itemized by Licensed Product, Licensed Properties depicted on such Licensed Product, country into which the Licensed Product is sold, distribution channel through which the Licensed Product is sold and as Licensor shall otherwise require from time to time), gross sales price, allowable itemized deductions from gross sales price, and Net Wholesale Sales price or Net Retail Sales price, as applicable, of the Licensed Products distributed and/or sold by Licensee or any Licensee Affiliate during the preceding Reporting Period, together with any returns made during the preceding Reporting Period. The statements required pursuant to this Paragraph 5 shall be furnished to Licensor whether or not any of the Licensed Products have been sold, or any payment is shown to be due Licensor, during the Reporting Periods in which such statements are due. Licensee shall furnish to Licensor sufficient background information so as to make such statements intelligible to Licensor, and on request of Licensor, a complete list of Licensee's customers to whom Licensed Products have been sold and corresponding information regarding distribution to such accounts. Licensor agrees that it will not divulge said customer list to any other licensee of Licensor, to any other competitor licensing organization, or to any competitor of Licensee, as identified by Licensee in writing, except as required by law. Receipt or acceptance by Licensor of any of the statements furnished pursuant to this Agreement or of any sums paid hereunder shall not preclude Licensor from questioning the correctness thereof at any time, and in the event that any inconsistencies or mistakes are discovered in such statements or payments, they shall immediately be rectified and the appropriate payments made by Licensee.

6.   BOOKS AND RECORDS:

A.   Licensee shall keep, maintain and preserve in its principal place of business for at least four (4) years following termination or expiration of this Agreement or any renewal thereof, complete and accurate records and accounts covering all transactions relating to this Agreement and pertaining to the various items required to be shown on the statements to be submitted by Licensee, including, without limitation, invoices, correspondence and banking, financial and other records in Licensee's possession or under its control. To the extent that such records are commingled with other business records of Licensee, Licensor shall nonetheless be entitled to review all of Licensee's records. Such records and accounts shall be available for inspection and audit (and copying at Licensor's expense) at Licensee's principal place of business or such other Licensee-controlled facility as Licensor shall request at any time or times during or after the License Period or "Sell-Off Period" (as defined in Paragraph 17 below) of this Agreement during reasonable business hours and upon reasonable notice (not to exceed thirty (30) days) by Licensor or its representatives. Licensor shall also have the right to inspect Licensee's plants, warehouses and storage facilities at any reasonable time without notice, to ensure compliance with this Paragraph 6(A) and Paragraph 10 below. Licensee agrees not to cause or permit any interference with Licensor or representatives of Licensor in the performance of their duties of inspection and audit. To the extent that Licensee does not have all records and management personnel available during Licensor's scheduled audit and such audit needs to be rescheduled, the cost of the rescheduled audit will be the responsibility of Licensee.

B.   The exercise by Licensor, in whole or in part or at any time or times, of the right to audit records and accounts or of any other right herein granted, the acceptance by Licensor of any statement or statements or the receipt and deposit by Licensor of any payment tendered by or on behalf of Licensee shall be without prejudice to any rights or remedies of Licensor and shall not estop or prevent Licensor from thereafter disputing the accuracy of any such statement or payment.

C.   If pursuant to its rights hereunder to audit and inspect Licensor causes an audit and inspection to be instituted which thereafter discloses a deficiency of three percent (3%) or more between the amount found to be due to Licensor and the amount actually paid or credited to Licensor, then Licensee shall be responsible for payment of the entire deficiency, together with interest thereon at the then current prime rate of JP Morgan Chase Bank (or its successor bank, if any) from the date such amount became due until the date of payment, and the costs and expenses of such audit and inspection. If the audit discloses a deficiency of less than three percent (3%) between the amount found to be due to Licensor and the amount actually paid or credited to Licensor, then Licensee shall pay Licensor the amount of the deficiency plus interest as calculated above.

D.   Upon demand of Licensor, Licensee shall at its own expense, but not more than once in any twelve (12) month period, furnish to Licensor a detailed statement, certified by an independent certified public accounting firm approved by Licensor, showing the sales volume of each Licensed Product (itemized by Club and, as requested by Licensor, by country or other territory, for each applicable Licensed Product), gross sales price, itemized deductions from gross sales price and Net Wholesale Sales price or Net Retail Sales price, as applicable, of the Licensed Products covered by this Agreement distributed and/or sold by Licensee and Licensee Affiliates to the date of Licensor's demand.

Licensee shall additionally provide, on Licensor's written request and at Licensee's cost, the audited financial statements for Licensee and/or any Licensee Affiliate for the requested year(s).

7. INDEMNIFICATIONS AND PROTECTIONS:

A. Licensor hereby agrees to indemnify, defend and hold Licensee and its owners, shareholders, directors, officers, employees, agents, representatives, successors and assigns harmless from any claims, suits, damages or costs (including reasonable attorneys' fees and expenses) arising from (i) challenges to Licensor's authority as agent for and pursuant to authority granted by the MLB Entities to license the Licensed Properties in connection with the manufacture, distribution, promotion, advertisement and sale of the Licensed Products or (ii) assertions to any claim of right or interest in or to the Licensed Properties as authorized and used on the Licensed Products, provided in each case that Licensee shall give prompt written notice, cooperation and assistance to Licensor relative to any such claim or suit, and provided further in each case that Licensor shall have the option, in its sole discretion, to undertake and conduct the defense of any suit so brought (including, without limitation, selecting counsel therefor) and to engage in settlement thereof at its sole discretion.

B. Licensee shall assist Licensor, to the extent necessary, in the procurement of any protection or to protect any of Licensor's rights to the Licensed Properties, and Licensor, if it so desires and in its sole discretion, may commence or prosecute any claims or suits in its own name or in the name of Licensee or join Licensee as a party thereto. Licensee shall notify Licensor in writing of any infringements or imitations by others of the Licensed Properties of which it is aware. Licensor shall have the sole right to determine whether or not any action shall be taken on account of such infringements or imitations. Licensee shall not institute any suit or take any action on account of any such infringements or imitations without first obtaining the written consent of Licensor to do so. Licensee agrees that it is not entitled to share in any proceeds received by Licensor (by settlement or otherwise) in connection with any formal or informal action brought by Licensor hereunder.

C. (i) In the event that a claim is made, or an action or suit is instituted, against Licensor and/or any Licensor Indemnitee, arising out of or related to:

(a) any actual or alleged use of or infringement of any trademark, service mark, copyright, patent, process, method or device by Licensee, its agents, employees, representatives, or others under its control in connection with the Licensed Products covered by this Agreement and not involving a claim of right to the Licensed Properties, as and to the extent used as authorized in this Agreement;

(b) any actual or alleged defects or deficiencies in said Licensed Products or the use thereof, or false advertising, fraud, misrepresentation or other claims related to the Licensed Products not involving a claim of right to the Licensed Properties;

(c) any use by Licensee, its agents, employees, representatives, or others under its control of the MLB Marks (as defined below). For purposes of this Agreement, "MLB Marks" shall mean the Licensed Properties and any other names, trademarks, service marks, trade dress and copyrights, including word marks, logos, uniform designs, mascots, images, colors and color combinations, characters, symbols, designs, likenesses and visual representations owned, controlled, or cleared for use by or on behalf of and/or applied for in or registered with the U.S. Patent and Trademark Office (irrespective of the class or nature of goods or services for which an application has been made or registration issued), or any combination or derivative of same, by Licensor or any of the MLB Entities;

(d)   any breach of this Agreement by Licensee, its agents, employees, representatives, or others under its control;

(e)   any actual or alleged libel or slander against, or invasion of the right of privacy, publicity or property of, or violation or misappropriation of any other right of any third party by Licensee, its agents, employees, representatives, or others under its control;

(f)   any agreements or alleged agreements made or entered into by Licensee, its agents, employees, representatives, or others under its control to effectuate the terms of this Agreement;

(g)   any distribution methods, practices, or policies relating to the Licensed Products; and/or

(h)   any promotional, marketing, or advertising activities involving or related to the Licensed Products or to Licensor or any of its affiliates;

then Licensee shall indemnify, defend and hold Licensor and/or each such Licensor Indemnitee and its respective former or current owners, shareholders, partners, members, directors, officers, employees, agents, representatives, successors and assigns harmless from all such actions, claims, suits, damages and costs (including reasonable attorneys' fees and expenses) and afford Licensor the option to participate in any such action or to allow Licensee to handle Licensor's defense (subject to Licensor's approval as to counsel, court filings, discovery, correspondence, general strategies, and the settlement of the claim, action or suit). Licensor agrees to give Licensee notice of the commencement of any such claim or action against Licensor and/or any of the Licensor Indemnitees.

(ii)   In the event that a claim is made, or an action or suit is instituted, against Licensee relating to the Licensed Properties or the Licensed Products, then Licensee shall promptly notify Licensor in writing of any claims, actions or suits commenced against it, apprise Licensor of the forum and all other relevant details relating to such claims, actions or suits, and afford Licensor the option (exercisable at Licensor's sole discretion) of (a) taking on the defense of such action on behalf of Licensee or (b) consulting with Licensee in the defense of such action. Unless such claim, action, or suit involves, as a litigated issue, the unauthorized use of the MLB Marks (in which case such costs shall be treated as if incurred in connection with Paragraph 7(C) above), Licensor shall bear the costs of such participation.

8.   INSURANCE: Licensee must obtain, and continuously maintain throughout the License Period and Sell-Off Period, at its own expense, the following insurance policies in the amounts specified in **Schedule M** worldwide to protect against any claims or suits arising out of any of the circumstances described in Paragraph 7(C) above.

A.   An Insurance Services Office occurrence based Commercial General Liability Insurance Policy, including contractual liability, products/completed operations liability and advertising liability coverage.

B.   Errors & Omissions Liability Insurance.

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C. Umbrella Liability Insurance, in excess of 8(A) above.

All insurance polices must be issued by an admitted insurance carrier. Licensor, the Licensor Indemnitees, and their subsidiary or affiliated companies and its and their directors, officers and employees must be named as Additional Insureds under the Commercial General Liability and Umbrella Liability Policies. All of these policies must contain Cross Liability Endorsements. Further, coverage for the Additional Insureds shall apply on a primary basis irrespective of any other insurance, whether collectible or not. All policies shall be endorsed to provide that in the event of cancellation, non-renewal or material modification Licensor shall receive thirty (30) days written notice thereof. Licensee shall furnish Licensor with certificates of insurance evidencing compliance with all insurance provisions noted above prior to the commencement of use of the Licensed Properties and annually prior to the expiration of each required insurance policy.

9. COPYRIGHT AND TRADEMARK NOTICES AND REGISTRATIONS:

A. Licensee further agrees that, unless otherwise directed in writing by Licensor, in any instance wherein the Licensed Properties are used, the following general notice shall be included (i.e., on the product, on a label, on the packaging material or on a separate slip of paper attached to the product): "Major League Baseball trademarks and copyrights are used with permission of Major League Baseball Properties, Inc." Further, all products containing the Licensed Properties shall contain, as Licensor shall direct, a Major League Baseball hologram, a hangtag and label with Licensee's name, the Major League Baseball silhouetted batter logo, and the "Genuine Merchandise" logo or the logos of Licensor's other applicable collections (e.g. Major League Baseball Cooperstown Collection or MLB Authentic Collection). All Licensed Products shall display or otherwise identify Licensee's name either on a permanently affixed label or such other manner approved in writing by Licensor. All Licensed Products components which bear any of the Licensed Properties (embroidered emblems, cloth or paper labels, hangtags, etc.) shall, if Licensor permits, be manufactured in-house by Licensee or shall be obtained only from one or more suppliers officially authorized by Licensor to produce those components. All Licensee advertisements displaying the Licensed Properties, all retailer advertisements featuring Licensed Products and of which Licensee has knowledge or any Licensed Products shall contain the words "Genuine Merchandise" (or such other applicable Major League Baseball collection name designated by Licensor) and the silhouetted batter logo. Licensee shall require those to whom it sells Licensed Products directly or indirectly to display the appropriate notice and collection mark, as directed by Licensor, and the silhouetted batter logo in all advertisements. All uses of the Licensed Properties shall also include any designations legally required or useful for enforcement of copyright, trademark or service mark rights (e.g., "©", "®", "™" or "SM") as directed by Licensor. Licensee shall submit a copy of its specifications for all of the above notices (including copies of its artwork, layouts or mold blueprints) to Licensor for its review. Licensor shall have the right to revise the above notice requirements and to require such other notices as shall be reasonably necessary to protect the interests of Licensor and/or the Licensor Indemnitees in the MLB Marks and Licensee shall, at its cost and expense, fully comply with such requirements and notices, and purchase of such holograms, as Licensor shall request.

B. Licensee agrees to advise Licensor of the initial date of the marketing of each Licensed Product and, upon request, to complete all forms generated by Licensor and deliver to Licensor the number and type of specimen samples of the Licensed Product, labels or the like upon which the Licensed Properties are used as are actually required for use in procuring and/or maintaining copyright, trademark and/or service mark registrations or Customs recordations in the name of and at the expense of the person, firm, corporation or other legal entity owning the Licensed Properties, in compliance with any laws relating to copyright, trademark and service mark registrations or Customs recordations. Licensee acknowledges and agrees that with respect to the completion of forms generated by Licensor pursuant to the preceding sentence, Licensee shall provide (i) all documentary information requested thereby (including, without limitation, a listing of all of the Licensed Properties included on each Licensed Product), (ii) a description of all Licensor authorized uses of each of the MLB Marks (whether such use was made during the License Period or an earlier period within which Licensee was licensed to use such MLB Marks), (iii) a listing of the quantity of sales of the Licensed Products, and (iv) a description of the identity of the purchasers of such Licensed Products and their addresses. Except to the extent set forth in any schedules attached to this Agreement, Licensor and/or the Licensor Indemnitees shall be solely responsible for taking such action as it or they deem appropriate to obtain such copyright, trademark or service mark registrations or Customs recordations for the MLB Marks. If it shall be necessary for Licensee to be the applicant to effect any such registrations, Licensee shall and hereby does assign all of its rights in each such application and any resulting registration to Licensor or any other appropriate owner thereof, and further agrees to execute all papers necessary to effectuate and/or confirm such assignments. Licensee shall perform all acts necessary and execute all documents necessary to effectuate its registration as a user of the Licensed Properties (and other MLB Marks, if previously applicable) on the Licensed Products herein (and MLB Marks, if previously applicable) where such registration is needed and shall assist Licensor in protecting the MLB Marks as requested and directed by Licensor.

C.   Licensee also agrees that, in any case where it employs the services of photographers or artists in connection with the production, promotion, marketing or distribution of the Licensed Products, it will require each such photographer or artist to agree that the photographic or artistic works he or she produces for Licensee shall be "works made for hire" for the purposes of the copyright laws, and that to the extent such photographic or artistic works may not qualify as "works made for hire," the copyright in each such work is assigned to Licensee.

10.   APPROVALS:

A.   Licensor shall have absolute approval, per Paragraph 30 hereof, of the Licensed Products and of all packaging at all stages of the development thereof. In addition, Licensor shall have the right to approve all advertising and promotional materials relating to the Licensed Products, including, but not limited to, all advertising and promotional materials that use any Licensed Properties. Licensee agrees to furnish in a timely manner to Licensor, free of cost, for its written approval as to quality and style, designs of each Licensed Product and samples of each Licensed Product before its manufacture, sale, promotion, advertisement or distribution, whichever first occurs, and samples of all advertising, point-of-sale displays, catalogs, sales sheets and other items that display or picture any Licensed Properties, and no such Licensed Product or other such materials shall be manufactured, sold, promoted, advertised or distributed by Licensee without such prior written approval. By way of example, but not limitation, (i) no use of any Licensed Properties shall be made on stationery of Licensee (specifically including, without limitation, letterhead, envelopes, business cards, shopping bags, invoices, statements, packing slips, etc.) without Licensor's prior approval and (ii) no press release or public statement referring or relating to the Licensed Product, Licensor and/or its affiliates shall be distributed or disseminated without Licensor's express written approval in advance of any such use. In addition, no irregulars, seconds or other Licensed Products which do not conform in all material respects to the approved samples may be distributed or sold without the express written advance consent of Licensor. All such sales, if made, shall bear Royalties as set forth in Paragraph 4(B). Subject, in each instance, to the prior written approval of Licensor, Licensee or its agents may use textual and/or pictorial matter pertaining to the Licensed Properties on such promotional display and advertising material as may, in its judgment, promote the sale of the Licensed Products. All promotional display and advertising material must contain and prominently display the Major League Baseball silhouetted batter logo. Upon

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Licensor's request, ten (10) samples of each Licensed Product shall be supplied free of cost to Licensor, and one to each MLB Entity whose Licensed Properties are used on such Licensed Products. From time to time subsequent to final approval and upon Licensor's request, a reasonable number of production samples shall periodically be sent to Licensor free of cost. Such samples shall also be sent upon any change in design, style or quality, which shall necessitate subsequent approvals by Licensor. Additional samples shall be supplied to Licensor upon request at no more than cost.

B. In the event that any item or matter submitted to Licensor under this Agreement for approval or consent shall not have been approved or consented to, disapproved or denied, or commented upon within the number of Licensor business days specified in **Schedule J** after receipt thereof by Licensor and Licensor shall have received notice from Licensee that comment is overdue by facsimile, email or other written communication, and Licensor shall not have commented within the number of Licensor business days specified in **Schedule J** of receipt of such notice, any items or matters so submitted shall be deemed approved and consented to. Licensee acknowledges and agrees that all submissions required to be given by it to Licensor hereunder shall be sent to Licensor's Quality Control Department with a copy to Licensee's contact within Licensor's Licensing Department. Notwithstanding anything to the contrary contained above, no action (whether written or oral) or inaction by the Licensor's Quality Control Department shall be construed as granting any rights (including, without limitation, authorizing any new or different product) not expressly stated in this Agreement or a fully executed amendment hereto. Licensee acknowledges and agrees that any Licensed Products not approved pursuant to the terms hereof, not complying with the requirements set forth in this Agreement, or not listed in **Schedule E**, shall be treated as unlicensed and unauthorized products for all purposes and shall not be manufactured, offered for sale, sold or distributed, or submitted to the Quality Control Department, or any other individual at Licensor for review. Nothing herein shall be construed to prevent new product ideas submissions to licensing personnel for purposes of initial review and the potential grant of rights for such product.

C. Licensee must obtain all necessary licenses, clearances, consents and releases (collectively, "Consents") permitting it to use any material depicted, or referred to, in the materials submitted to Licensor including, but not limited to, any trademark, trade dress, copyright, design, name, likeness, slogan, logo, music, voice or other indicia or rights proprietary to any third party including, without limitation, any fans and/or former or current Major League Baseball players, or third party companies, municipalities or other entities, except such Consents as Licensor provides in writing to Licensee. Licensee is solely responsible for determining which licenses, clearances, consents and releases must be obtained. For purposes of this paragraph, a "third party" is any individual or entity who is not represented by Licensor in this Agreement. Evidence of having obtained such licenses, consents and releases shall be submitted to Licensor upon request.

11. DISTRIBUTION:

A. Except as otherwise provided in **Schedule R** and **Schedule S**, Licensee shall sell the Licensed Products to jobbers, wholesalers, distributors or retailers for sale or resale and distribution to retail stores and merchants for their resale and distribution or directly to the public, subject to the terms herein. With respect to sales by Licensee Affiliates, Licensee acknowledges and agrees that at no time shall it sell or distribute the Licensed Products, directly or indirectly, to or through its Licensee Affiliates, unless such Licensee Affiliates are set forth in **Schedule R** and such sale or distribution is pre-approved in writing by Licensor and in compliance with the terms of Paragraph 4(B). Concurrently with its execution of this Agreement, Licensee will provide Licensor with the names, addresses, telephone numbers and names of principal contacts of each individual or entity, other than consumers or entities that sell directly to consumers, to whom Licensee sells or otherwise provides the Licensed Products for subsequent sale or distribution (hereinafter referred to as "Distributor"). This information shall be set out in **Schedule S** of this Agreement. Licensee shall specify the Licensed Products Distributor shall sell or distribute. Licensee acknowledges that unless otherwise specified in **Schedule P**, it may not allow any Distributor to act as a manufacturer of the Licensed Products. Licensee agrees that at no time during the License Period or Sell-Off Period shall it sell, directly or indirectly, to any Distributors not listed in **Schedule S**, or to any individual or entity affiliated in any manner with any of such Distributors, Licensed Products for subsequent sale or distribution without prior written approval of Licensor. In the event Licensee wishes to substitute a Distributor listed in **Schedule S** or wishes to add to the number of Distributors, Licensee shall first provide Licensor with the information set out in **Schedule S** regarding the proposed new Distributors for Licensor's written approval of such Distributors. Licensee's failure to do so may result in termination of this Agreement and/or confiscation and seizure of the Licensed Products.

        B.   Unless otherwise set forth in **Schedule P** of this Agreement, such distribution of the Licensed Products shall not be conducted through freight-on-board sales (wherein Licensee transfers title to and possession of the Licensed Products to a third party outside the Licensed Territory for subsequent distribution). In the event Licensee sells or distributes a Licensed Product at a special price directly or indirectly to itself, including, without limitation, any Licensee Affiliate, or to any other person, firm or corporation related in any manner to Licensee or its officers, directors or major stockholders, Licensee shall pay Royalties with respect to such sales or distribution based upon the greater of the highest Net Wholesale Sales price or Net Retail Sales price, as applicable, offered, or sold to, the trade during the License Period by Licensee for (i) such Licensed Products, or (ii) products similar, in Licensor's judgment, to the Licensed Products.

        C.   Subject to **Schedule S**, **Schedule T**, and Paragraph 10 regarding the approval of all materials and copy, Licensee shall be permitted to distribute the Licensed Products via "Interactive Media" (as defined below); provided, however, that Licensee shall not sell or otherwise distribute or allow for the sale or distribution of, directly or through others, the Licensed Products outside the Licensed Territory, and shall include prominent language on the Interactive Media through which the Licensed Products are offered that Licensee may not fulfill orders for delivery of the Licensed Products outside of the Licensed Territory. Licensee acknowledges and agrees that nothing herein shall be construed so as to imply that Licensee is entitled to use the Licensed Properties on a free-standing basis (i.e., the Licensed Properties may be used only on the Licensed Products or in text describing such Licensed Products) or to run or advertise promotions via Interactive Media. Licensee's rights pursuant to this paragraph shall be limited to the sale and distribution of the Licensed Products via Interactive Media, and the Licensed Properties may only be used as depicted in the Licensed Products in connection therewith. For purposes of this Agreement, "Interactive Media" shall mean the Internet and any network or medium of electronic communication now known or hereafter devised.

        D.   Provided that such distribution does not violate any terms and conditions of this Agreement or applicable law, Licensee may only distribute the Licensed Products through the distribution channels, if any, specified in **Schedule T**.

        12.   **GOODWILL:** Licensee recognizes the great value of the publicity and goodwill associated with the MLB Marks and, in such connection, acknowledges that such goodwill belongs exclusively to Licensor and/or the Licensor Indemnitees, as the case may be, and that the MLB Marks have acquired a secondary meaning in the minds of the purchasing public.

13. **SPECIFIC UNDERTAKINGS OF LICENSEE:** During the License Period, each additional license period, if any, and thereafter in perpetuity, Licensee represents, warrants and agrees that:

A. It will not acquire any rights in the Licensed Properties as a result of its use thereof (or the MLB Marks, if used previously by Licensee) and all uses of the Licensed Properties or MLB Marks shall inure to Licensor's benefit;

B. It will not use MLB Marks not licensed hereunder, or directly or indirectly (i) attack the title of Licensor and/or the MLB Entities in and to the MLB Marks or any copyright, trademark, service mark or trade dress pertaining thereto, (ii) attack the validity of the license granted hereunder, or (iii) use the Licensed Properties in any manner other than as licensed hereunder;

C. It will not at any time apply for any registration of any copyright, trademark, service mark or other designation which would affect the ownership of the MLB Marks, or file any document with any governmental authority or take any action which would affect the ownership of the MLB Marks or aid or abet anyone in doing so;

D. It will not harm, misuse or bring into disrepute the MLB Marks;

E. It will manufacture, sell, promote, advertise and distribute the Licensed Products in a legal and ethical manner and in accordance with the terms and intent of this Agreement;

F. It will not create any expenses chargeable to Licensor without the prior written approval of Licensor;

G. It will protect to the best of its ability the right to manufacture, sell and distribute the Licensed Products hereunder;

H. It will not use the Licensed Products for combination sales, as self-liquidating or free giveaways or for any similar method of merchandising without the prior written consent of Licensor and will exercise due care that its customers likewise will refrain from making such use of the Licensed Products;

I. It will not, without the prior written consent of Licensor, enter into any sublicense or agency agreement for the manufacture, sale, promotion, advertisement or distribution of the Licensed Products;

J. It will not engage in tying practices, illegal restraints of trade, or selling practices that exclude any members of the retail trade for any reason other than poor credit history, known lack of integrity or disregard for the rights of Licensor and/or any of its affiliates. Nothing in the preceding sentence shall be deemed to require Licensee to violate any other term of this Agreement;

K. It will not use, or knowingly permit the use of, the Licensed Products as a "Premium" (as defined below), except with the prior written consent of Licensor (in the form of an executed premium license from Licensor) and the specific negotiation of a higher Royalties payment therefor. For purposes of this Agreement, the term "Premium" shall be defined as including, but not necessarily limited to, free or self-liquidating items offered to the public in conjunction with the sale or promotion of a product or service, including traffic building or continuity visits by the consumer/customer, or any similar scheme or device, the prime intent of which is to use the Licensed

Products in such a way as to promote, publicize and/or sell the products, services or business image of the third party company or manufacturer. Premium use shall also specifically include distribution of the Licensed Products for retail sale through distribution channels (including, without limitation, catalogs) offering earned discounts or "bonus" points based upon the extent of usage of the offeror's product or service. Licensee represents and warrants that during the License Period and thereafter it shall not, without the prior written approval of Licensor, use any ticket(s) or pass(es) to any game, event or activity conducted by or on behalf of Licensor or any MLB Entity or Licensor Indemnitee (whether or not an MLB Mark is used in conjunction therewith) in connection with a consumer contest, sweepstakes or promotion including, without limitation, offering such ticket(s) or pass(es) as a Premium (including, without limitation, as a prize or inducement to participate); provided, however, that the foregoing shall not preclude Licensee from using tickets to a Club's regular season game, event or activity in a Club's home broadcasting territory pursuant to an agreement between Licensee and the Club;

L. It will comply with such guidelines and/or requirements as Licensor may announce from time to time, including, without limitation, the terms and conditions contained in any licensee manual provided to it by an MLB Entity. It will comply with all laws, regulations and standards relating or pertaining to the manufacture, sale, advertising or use of the Licensed Products and shall maintain the highest quality and standards, and shall comply with the requirements of any regulatory agencies (including, without limitation, the United States Consumer Product Safety Commission) which shall have jurisdiction over the Licensed Products;

M. It guarantees that the Licensor Indemnitees, official Club and/or Licensor retail stores, Club in-stadium concessionaires and the Minor League Clubs shall be permitted to purchase the Licensed Products from Licensee for their retail sale at Licensee's lowest possible wholesale price and shall receive prompt shipments and/or deliveries of the Licensed Products, without regard to the relatively small volume their orders may represent. Licensor, the Licensor Indemnitees, and the Minor League Clubs shall be permitted to purchase the Licensed Products from Licensee for their use, but not resale, at Licensee's lowest possible price, which shall in no event be greater than its lowest wholesale price. Licensee shall be obligated to pay Royalties on all such sales based on the actual price at which such units were sold to the Licensor Indemnitees by Licensee, unless otherwise specified herein;

N. It will furnish to Licensor, upon request of Licensor (which shall be made only for reasonable cause and no more often than once per year), a list of all its distributors, sales representatives and jobbers for the Licensed Products, as well as a list of all its "trade names," said list to include the company name, address, telephone number, territorial representation and key contact name. Licensor agrees that it will not divulge any information provided to it under this Paragraph 13(N) to any other competitor licensing organization;

O. Concurrently with its execution of this Agreement, it will provide Licensor with the names, addresses, telephone numbers and names of principal contacts of each party (hereinafter referred to as "Manufacturer"), that Licensee desires or intends to have produce one or more of the Licensed Products (including elements thereof) in the event Licensee desires not to be the manufacturer of such Licensed Products. This information shall be set out in **Schedule Q** of this Agreement and Licensee shall specify the Licensed Products number each such Manufacturer will produce. Unless otherwise specified in **Schedule P**, Licensee acknowledges that it may not allow any Manufacturer to act as a distributor of the Licensed Products. Licensee agrees that at no time during the License Period or Sell-Off Period shall it sell, directly or indirectly, to any of the Manufacturers listed in **Schedule Q**, or to any individual or entity affiliated in any manner with any of such Manufacturers, any Licensed Products for subsequent sale or distribution, without prior written approval of Licensor. In the event Licensee wishes to substitute a Manufacturer listed in **Schedule Q** or wishes to add to the number of

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Manufacturers, Licensee shall first provide Licensor with the information set out in **Schedule Q** regarding the proposed new Manufacturers for Licensor's written approval of such Manufacturers. Licensee's failure to do so may result in termination of this Agreement and/or confiscation and seizure of the Licensed Products. Licensee shall ensure that:

> (i) Manufacturer produces no merchandise bearing the MLB Marks other than the Licensed Products specified in this Agreement unless authorized by Licensor;

> (ii) Manufacturer produces the Licensed Products only as and when directed by Licensee and in accordance with the terms herein and in compliance with all laws, regulations and governmental rules applicable to the Licensed Products and/or their manufacture;

> (iii) Manufacturer does not supply the Licensed Products to any person, firm, corporation or business entity other than Licensee or to such entities as may be authorized by Licensee and Licensor jointly; and

> (iv) Manufacturer does not delegate in any manner whatsoever its obligations with respect to the Licensed Products.

Prior to the delivery of the Licensed Products from Manufacturer to Licensee, Licensee shall submit to Licensor, free of cost, for its written approval as to quality and style, at least two samples of the Licensed Products produced by Manufacturer;

P. It will not manufacture or allow the manufacture, or accumulate inventory, of the Licensed Products, at a rate greater than its average rate during the License Period as the end of the License Period approaches;

Q. It will not sell the Licensed Products to parties whom it knows or reasonably should know will resell or distribute such Licensed Products outside the Licensed Territory;

R. It will not disclose any confidential, private, restricted or otherwise nonpublic information concerning any Major League Baseball-affiliated entity (including, without limitation, all information contained in the Schedules attached hereto) which, it acknowledges, it may become privy to during the term of this Agreement. In addition, Licensee acknowledges and agrees that, to the extent it receives an identification/user code and password to be used to access Licensor's On-Line Style Guide, Licensee agrees to treat as confidential such codes, such that it shall only disclose the same to Licensee's employees, representatives and agents involved in the manufacture and design of the Licensed Products and then only on a need-to-know basis, and shall ensure that such individuals maintain the strict confidentiality thereof;

S. It has not granted and will not grant a security interest to or in the Licensed Products unless and until it notifies Licensor in writing of each such security interest and otherwise complies with the following conditions:

> (i) the grant of rights in the Licensed Products represents a non-assignable security interest and not a conveyance of ownership;

     (ii)   such secured party is a credible financial institution which maintains at least an A- rating from a nationally recognized credit rating agency (such as Moody's or Standard & Poors) throughout the License Period;

     (iii)   such secured party shall not be entitled to complete works-in-process or raw materials used to create the Licensed Products; and

     (iv)   Licensee shall contractually require that if such secured party wishes to sell the affected Licensed Products upon Licensee's default of such security agreement, then the secured party shall first offer Licensor the opportunity to purchase such inventory at the lesser of the lowest applicable wholesale value therefor (factoring in the age and condition of the inventory) or the lowest "qualified bid". For purposes of this Agreement a "qualified bid" shall be any bona fide, arm's length bid offered other than by a party (1) who Licensor would not approve as a purchaser hereunder, or (2) who is related to or affiliated with Licensee (including, without limitation, a Licensee Affiliate). In the event Licensor does not exercise such option to purchase the inventory, Licensee shall obtain Licensor's written approval of such sale upon at least fifteen (15) Licensor business days' advance written notice to Licensor; it being understood that Licensor may grant or deny approval in its sole discretion:

     (a)   if approval is denied, Licensor shall be entitled to order the destruction or return of such Licensed Products upon the payment to such secured party by Licensor of the actual manufacturer's cost of such goods factoring in the age and condition of the inventory.

     (b)   if approval is granted, the sale shall be conditioned upon (1) the payment to Licensor of all Royalties due to Licensor on such sales, based on the terms of this Agreement, within fifteen (15) days from such sale (and any outstanding obligations owed to Licensor, if requested by Licensor), (2) the secured party's carrying of insurance of the type required of Licensee in **Schedule M** hereof prior to consummating such sale, (3) Licensor's approval of said Licensed Products pursuant to Paragraph 10 hereof, (4) the manner of the sale (including, without limitation, Licensed Territory, method of distribution and License Period) complies in all aspects of this Agreement; and (5) the secured party's agreement to indemnify Licensor and each of its affiliates referenced in Paragraph 7(C) hereof from all claims relating to such sale.

     T.   It has not had and does not have an investment or interest in casinos, any other form of gambling enterprise, or any activity that Licensor or any other Major League Baseball related entity has made unauthorized or which is contrary to official policy of Major League Baseball;

     U.   With respect to any Licensed Products manufactured outside the Licensed Territory (which shall be allowed pursuant to the terms hereunder), (i) it will take receipt of goods at ports of entry located in the Licensed Territory only, (ii) it will not allow any entity in the Licensed Territory, including but not limited to distributors, wholesalers and retailers, to accept shipment of the Licensed Products from any manufacturer of such Licensed Products based outside the Licensed Territory, and (iii) it will distribute such Licensed Products to third parties, including but not limited to distributors, wholesalers and retailers, from Licensee's principal place of business only or from Licensee's owned and operated warehouses or facilities wherein Licensee has a physical presence;

V.   (i) The name identified in **Schedule B** is the corporate name of Licensee, and is reflected as such in all corporate, legal and governmental filings, (ii) Licensee has full power and authority to execute and deliver this Agreement and perform its obligations hereunder (and if a corporation, duly incorporated in the city/state/province/country specified in **Schedule B**); (iii) Licensee has duly executed and delivered this Agreement; (iv) this Agreement constitutes the legal, valid and binding obligation of Licensee, enforceable against it in accordance with the terms hereof; and (v) Licensee's execution, delivery, and performance of this Agreement does not and will not conflict with, result in the breach of, or constitute a default under any arrangement or agreement to which it is a party or by which it is bound;

W.   Except as disclosed pursuant to Paragraph 13(S) above, Licensee has granted to no individual or entity a preference, security interest, or lien in the Licensed Products;

X.   It shall inform Licensor promptly and in writing of any default by it under an agreement with a secured lender in which the Licensed Products are implicated and/or any agreement with any affiliate of Licensor; and

Y.   It will not commence any proceeding or seek any financial or other form of relief or remedy in a judicial, arbitration, or mediation forum against any Licensor Indemnitee in respect of claims, losses, promises, causes of action, demands, or damages, arising out of (i) the manner in which the Licensor Indemnitees are organized, (ii) the conduct of the Licensor Indemnitees' business including the Licensor Indemnitees' status and role as licensing agents (whether exclusive or non-exclusive) for the Clubs, (iii) Licensor's authority to license the MLB Marks, and (iv) challenges to the validity, legality, and enforceability of this Agreement.

14.   APPROVAL OF MANUFACTURER, ETC.: Nothing contained herein may be construed so as to imply endorsement of Manufacturer by Licensor or the Licensor Indemnitees. Licensee shall seek Licensor's written approval of Manufacturer prior to Licensee's engagement of Manufacturer. Any approval of Manufacturer granted by Licensor must be in writing and relates solely to the manufacturing of the Licensed Products and shall not constitute a grant of any right, title or interest in or to the MLB Marks. Licensor hereby reserves the right to terminate in its discretion the engagement of Manufacturer at any time and for any reason. Additionally, Licensor may confiscate goods or samples imported by Licensee or shipped by Manufacturer that bear any of the Licensed Properties and that have not been approved by Licensor.

15.   ACKNOWLEDGEMENT OF RIGHTS:

A.   Licensee hereby acknowledges the proprietary nature of all MLB Marks and acknowledges that all rights, title and interest to the MLB Marks, including Derivative Works (as defined below) created therefrom, belong to the individual MLB Entities and/or Licensor, as the case may be. For purposes of this Paragraph 15, "Derivative Works" refers to arrangements, modifications and alterations of the MLB Marks, but does not include artwork created by Licensee and not incorporating such Derivative Works which is used in connection with the Licensed Properties on the Licensed Products. Licensee represents that it has not made any unauthorized use of MLB Marks, including, without limitation, those contained in Licensor's Official Style Guide, and acknowledges that a license from the MLB Entities and/or Licensor is required in order to use such MLB Marks or create derivatives thereof, and agrees that it will during or after the License Period make no use of any such MLB Marks, other than as provided in this Agreement, without the prior written consent of Licensor or the appropriate individual MLB Entity. Any use Licensee has made of the MLB Marks or will make of the Licensed Properties has not conferred or will not confer, as the case may be, any rights or benefits upon it whatsoever, and any rights created by such use shall inure to the benefit of the individual MLB Entities and/or Licensor, as the case may be. Licensee further acknowledges that for purposes of this Paragraph 15, "use" includes, but is not limited to, trademark, fair, incidental, descriptive or functional uses.

B. Licensee also acknowledges that it will not manufacture, distribute or sell any products (other than the Licensed Products or Premium products approved by Licensor), or produce or direct the production of any promotional item (other than as approved by Licensor), utilizing the primary colors of Clubs or Major League Baseball games or events marks or anything closely similar thereto in combination with baseball indicia or the geographic designation of a Club in a manner which is likely to create the impression or actually creates the impression that such products are associated with such Club or Major League Baseball game or event; provided, however, that the foregoing limitation regarding the use of certain colors in combination with the geographic designation of a Club shall not apply to the extent that another professional or college sports team or program has the same geographic designation as such Club and colors identical or closely similar to those of such Club and such use is consistent with other styles of products currently being sold by Licensee pursuant to a license with such professional or college sports team. In addition, Licensee shall not feature, depict or otherwise include any images, pictures, posters, photographs, caricatures or likenesses in a still or moving form (collectively, "Images") (in whole or in part) of current or former players, coaches or managers wearing any item resembling a Major League Baseball uniform or a component of such uniform in any material including, without limitation, a consumer product, advertising, or promotional materials, without obtaining the express written permission of Licensor prior to such depiction. For purposes of this Agreement, jerseys, pants, jackets, caps, helmets, and catchers equipment are considered components of a Major League Baseball uniform. For the avoidance of doubt, the foregoing shall preclude Licensee from, among other things, using any Images that feature a component of a Major League Baseball uniform that is airbrushed, intentionally blocked or covered, or otherwise altered.

C. Licensee acknowledges and agrees that to the extent the Licensed Products incorporate a design or slogan that is provided or created by Licensor or designed by Licensee for use with Licensor and which is Major League Baseball-themed and capable of being protected under U.S. copyright, trademark, trade dress, misappropriation, dilution, or other similar laws, then, unless otherwise agreed upon in writing, such design or slogan (hereinafter, "MLB Intellectual Property") shall be owned by Licensor and/or the respective MLB Entities. Nothing herein modifies or affects Licensee's obligations under this Agreement to search and clear all intellectual property that it creates or uses and which is not among the Licensed Properties at the time of such use or creation unless, in the case of MLB Intellectual Property, Licensor represents in writing that it has secured and cleared such design or slogan for the intended use.

16. TERMINATION:

A. **Immediate Termination:** Licensor shall have the right to terminate this Agreement immediately upon the occurrence of any one or more of the following events (herein called "defaults"):

  (i)   If Licensee fails to deliver to Licensor or to maintain in full force and effect the insurance specified in **Schedule M** hereof; or

  (ii) If any governmental agency or court of competent jurisdiction finds that the Licensed Products are defective in any way, manner or form; or

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(iii) If Licensee shall breach any one of the following undertakings set forth in Paragraph 13 hereof: 13(A) through (F), (H) through (K), (Q), (R), (T) or (Y); or

(iv) If Licensee shall undergo a change in majority or controlling ownership; or

(v) If Licensee breaches this Agreement and that breach is incapable of complete cure; or

(vi) If Licensee is in default of any provision of an agreement with a lender possessing a security interest in the Licensed Products; or

(vii) If Licensee shall breach any other existing agreement with Licensor or any Major League Baseball-affiliated entity and fails to cure such breach pursuant to the terms thereof.

B. **Termination With Cure Period:** Licensor shall have the right to terminate this Agreement upon the occurrence of any one or more of the following defaults, and Licensee's failure to cure such default(s) completely within ten (10) business days from Licensee's receipt of notice from Licensor:

(i) If Licensee fails to make any payment due hereunder on the date due, or fails to satisfy any outstanding payment obligation under any other agreement with Licensor, at which time all such monies, together with all other monies owed pursuant to **Schedule K** and **Schedule L** of this Agreement shall become due and payable to Licensor; or

(ii) If Licensee fails to deliver any of the statements hereinabove referred to or to give access to the premises and/or license records pursuant to the provisions hereof to Licensor's authorized representatives for the purposes permitted hereunder; or

(iii) If Licensee is unable to pay its debts when due, or makes any assignment for the benefit of creditors or an arrangement pursuant to any bankruptcy law, or files or has filed against it any petition under the bankruptcy or insolvency laws of any jurisdiction, county or place, or shall have or suffer a receiver or trustee to be appointed for its business or property, or be adjudicated a bankrupt or an insolvent. In the event the license granted hereunder is terminated pursuant to this Paragraph 16(B)(iii), neither Licensee nor its receivers, representatives, trustees, agents, administrators, successors and/or assigns shall have any right to sell, exploit or otherwise deal with or in the Licensed Products without the prior written consent of Licensor; or

(iv) If Licensee does not in good faith commence the manufacture of the Licensed Products during the License Period (or the specific date set forth in **Schedule P**, if and as applicable), and to distribute and sell each Licensed Product throughout the Licensed Territory during the License Period (or the specific date set forth in **Schedule P**, if and as applicable), but such default and Licensor's resultant right of termination shall apply only to the specific Licensed Products and/or the specific territory(ies) which or wherein Licensee fails to meet said requirements; or

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   (v) If Licensee shall discontinue its business as it is now conducted; or

   (vi) If Licensee shall breach any of the undertakings set forth in Paragraph 13 hereof, except as otherwise provided in Paragraph 16(A)(iii) above; or

   (vii) If Licensee shall breach any of the other terms of this Agreement; or

   (viii) If, in the periodic statements furnished pursuant to Paragraph 5 hereof, the amounts owed to Licensor are significantly or consistently understated.

   C. Licensor's right to terminate this Agreement shall be without prejudice to any other rights which it may have, whether under the provisions of this Agreement, in law or in equity or otherwise. In the event any of these defaults occurs and Licensor desires to exercise its right of termination under the terms of this Paragraph 16, Licensor shall give notice of termination in writing to Licensee. Any and all payments then or later due from Licensee hereunder (including Advance Compensation) shall then become promptly due and payable in full to Licensor and without set off of any kind; i.e., no portion of any prior payments made to Licensor shall be repayable to Licensee. Until payment to Licensor of any monies due it, Licensor shall have a lien on any units of the Licensed Products not then disposed of by Licensee and on any monies due Licensee from any jobber, wholesaler, distributor, sublicensee or other third parties with respect to sales of the Licensed Products. Upon termination or expiration of the term hereof, all rights, licenses and privileges granted to Licensee hereunder shall automatically revert to Licensor and Licensee shall execute any and all documents evidencing such automatic reversion.

   17. **FINAL STATEMENT UPON TERMINATION OR EXPIRATION:** Licensee shall deliver to Licensor, as soon as practicable, following expiration or termination of this Agreement, a statement indicating the number and description of the Licensed Products on hand. Following expiration Licensee may manufacture no more Licensed Products, but, subject to the terms of the following sentence, may continue to distribute its remaining inventory during the period specified in **Schedule H** (herein defined as the "Sell-Off Period"), subject to the terms of Paragraph 13(P) hereof and payment of applicable Royalties relative thereto; provided, however, that such Royalties shall not be applicable against Advance Compensation or Guaranteed Compensation. Notwithstanding the foregoing, Licensee shall not manufacture, sell or distribute any Licensed Products (i) after termination of this Agreement by Licensor, (ii) after expiration of the Sell-Off Period, or (iii) upon Licensee's default hereunder pursuant to the terms of Paragraph 16. Furthermore, Licensee shall ensure that the distributors, jobbers and middlemen with whom it deals in respect of the Licensed Products shall not distribute the Licensed Products after the occurrence of any one of the events identified in (i), (ii) or (iii) in the previous sentence. Licensor shall have the option to conduct physical inventories before termination, and before expiration and continuing until the end of the Sell-Off Period, in order to ascertain or verify such inventories and/or statement. Immediately upon the earlier of termination and expiration of the Sell-Off Period, Licensee shall furnish Licensor a detailed statement certified by an officer of Licensee showing the number and description of Licensed Products on hand in its inventory and shall dispose of such inventory at Licensor's direction and at Licensee's expense. In the event Licensee refuses to permit Licensor to conduct such physical inventory, Licensee shall forfeit its right hereunder to dispose of such inventory. In addition to such forfeiture, Licensor shall have recourse to all other remedies available to it.

   18. **INJUNCTION:** Licensee acknowledges that its breach of any of the terms or conditions of this Agreement, or its failure upon the expiration or termination of this Agreement to cease the manufacture of the Licensed Products and limit their distribution and sale as provided in Paragraph 17 hereof, shall result in immediate and irreparable damage to Licensor. Licensee also acknowledges that there may be no adequate remedy at law for such failures and that in the event thereof Licensor shall be entitled to equitable relief in the nature of an injunction and to all other available relief, at law and/or in equity.

19.   RESERVATION OF RIGHTS: Licensor retains all rights not expressly and exclusively conveyed herein, and Licensor may license firms, individuals, partnerships or corporations to use the Licensed Properties and all other MLB Marks (including Derivative Works), artwork and textual matter in connection with other products, including other products identical to the Licensed Products contemplated herein. Licensor reserves the right to use, or license others to use and/or manufacture, the Licensed Properties on identical items as Premiums, and in connection with the trademarks, service marks, trade dress, and copyrights associated with the Minor League Clubs. Nothing in this Paragraph 19 shall constitute a waiver by Licensee of its patent rights or a license to Licensee's patent rights. In the event Licensee develops a patentable design concept (e.g., a unique closure system, stabilizer, footbed, etc.) and uses it in connection with the Licensed Products, such use shall not confer patent rights to such design concept to Licensor, and Licensee may use such patented design concept on other products.

20.   PAYMENTS AND NOTICES: All notices and statements provided for herein shall be in writing, and all notices hereunder are to be sent to Major League Baseball Properties, Inc., 245 Park Avenue, New York, New York 10167, Attention: General Counsel. All statements and payments shall be made to Major League Baseball Properties, Inc. and sent to an address designated by Licensor.

21.   WAIVER, MODIFICATION, ETC.: No waiver, modification or cancellation of any term or condition of this Agreement shall be effective unless executed in writing by the party charged therewith. No written waiver shall excuse the performance of any act other than those specifically referred to therein. No waiver by either party hereto of any breach of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision hereof. The exercise of any right granted to either party hereunder shall not operate as a waiver. The normal expiration of the term of this Agreement shall not relieve either party of its respective obligations accruing prior thereto, nor impair or prejudice the respective rights of either party against the other, which rights by their nature survive such expiration. Licensor makes no warranties or representations to Licensee except those specifically expressed herein.

22.   NO PARTNERSHIP, ETC.: This Agreement does not constitute and shall not be construed as constituting an agency, partnership or joint venture relationship between Licensee and Licensor and/or the MLB Entities. Licensee shall have no right to obligate or bind Licensor in any manner whatsoever, and nothing herein contained shall give or is intended to give any rights of any kind to any third persons.

23.   NON-ASSIGNABILITY AND LICENSEE REPRESENTATIONS: Licensee acknowledges and recognizes: (a) that it has been granted the license described in Paragraph 1 because of its particular expertise, knowledge, judgement, skill and ability; (b) that it has substantial and direct responsibilities to perform this Agreement in accordance with all of the terms contained herein; (c) that Licensor is relying on Licensee's unique knowledge, experience and capabilities to perform this Agreement in a specific manner consistent with the high standards of integrity and quality associated with Major League Baseball as a national sport and with Major League Baseball-logoed merchandise; and (d) that the granting of the license under this Agreement creates a relationship of confidence and trust between Licensee and Licensor. This Agreement is personal to Licensee, and Licensee shall not sublicense or franchise any of its rights hereunder, and neither this Agreement nor any of the rights of Licensee hereunder shall be sold, transferred or assigned by Licensee without Licensor's prior written approval and no rights hereunder shall devolve by operation of law or otherwise upon any assignee, receiver, liquidator, trustee or other party. Licensee acknowledges and agrees that Licensor may assign this Agreement to a successor-in-interest or any of its affiliated entities without notice to, or approval by, Licensee. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their successors and assigns.

24.   PARAGRAPH HEADINGS: Paragraph headings contained in this Agreement are for convenience only and shall not be considered for any purpose in governing, limiting, modifying, construing or affecting the provisions of this Agreement and shall not otherwise be given any legal effect.

25.   CONSTRUCTION AND JURISDICTION: The validity, construction, and enforceability of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to conflict of laws principles thereof. The United States District Court for the Southern District of New York and the Supreme Court of the State of New York, sitting in New York County, shall be the sole venues for any dispute arising directly or indirectly from the relationship created or the transactions contemplated by this Agreement. Each of the parties consents to the jurisdiction and venue of any such court and waives any argument that any such court does not have jurisdiction over such party or such dispute or that venue in any such forum is not appropriate or convenient. In the event that any of the parties commences any action against any other party in another jurisdiction or venue in respect of any such dispute, such other party shall be entitled, at its option, to have the action transferred to one of the jurisdictions and venues described in this Paragraph 25 or, if such transfer cannot be accomplished under applicable law, to have such action dismissed without prejudice.

26.   SEVERABILITY: The determination that any provision of this Agreement is invalid or unenforceable shall not invalidate this Agreement, and the remainder of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

27.   TIME OF THE ESSENCE: Time is of the essence of all parts of this Agreement.

28.   ACCEPTANCE BY LICENSOR: This instrument, when signed by Licensee or a duly authorized officer of Licensee if Licensee is a corporation, shall be deemed an application for a license and not a binding agreement unless and until signed by a duly authorized officer of Licensor. The receipt and/or deposit by Licensor of any check or other consideration given by Licensee and/or the delivery of any material by Licensor to Licensee shall not be deemed an acceptance by Licensor of this application. The foregoing shall also apply to any documents relating to renewals or modifications hereof.

29.   INTEGRATION: This Agreement, when fully executed, shall represent the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all previous representations, understandings or agreements, oral or written, between the parties with respect to the subject matter hereof.

30.   GRANT OR DENIAL OF APPROVALS: In any instance where any approval is required under this Agreement (including, without limitation, pursuant to Paragraphs 7, 10, and 14), Licensee represents, acknowledges and agrees that such approval shall be granted or withheld in Licensor's sole discretion.

31.   SURVIVAL OF PROVISIONS: Paragraphs 2, 6, 7, 8, 12, 13(A), (B), (C), (D), (F), (H), (I), (K), (Q), (R) and (Y), 15, 17, 18, 19, 21, 22, 24, 25, 26, 30, 31, and 32 shall survive any termination or expiration of this Agreement.

32.   **MISCELLANEOUS:** By signing below, Licensee acknowledges that this Agreement is for the term specified in **Schedule G** only and that neither the existence of this Agreement nor anything contained herein shall impose on Licensor any obligation to renew or otherwise extend this Agreement after expiration of the License Period. Licensee acknowledges and agrees that Licensor may, through its counsel or other employees, agents or representatives, communicate directly with Licensee (including Licensee's business persons) concerning any potential or existing breach of this Agreement or any other matter relating to the Licensed Properties (other than in the context of actual litigation, arbitration, or mediation wherein Licensor and Licensee, respectively, are adversarial litigants) irrespective of whether Licensee's counsel is involved in such communications. Licensee further acknowledges and agrees that it has reviewed this Agreement with its counsel and understands and agrees to every provision contained herein.   Licensee additionally acknowledges and agrees that no agreement shall confer renewal or extension rights unless executed by Licensor.

-23-

SCHEDULE A

MLB ENTITIES

The "MLB Entities" shall be defined as Major League Baseball Clubs (each a "Club" and collectively the "Clubs"), and the Office of the Commissioner of Baseball (the "BOC").

SCHEDULE B

LICENSEE LEGAL NAME AND ADDRESS

"Licensee" shall be defined as Eternal Image Inc. with offices at 28175 Haggerty Road, Novi, MI 48377.

LICENSEE PLACE OF INCORPORATION

Licensee is duly incorporated in the following City/State/Province: Delaware.

SCHEDULE C

LICENSOR INDEMNITEES

The "Licensor Indemnitees" shall be defined as Major League Baseball Properties, Inc., Major League Baseball Enterprises, Inc., Major League Baseball Properties Canada Inc., MLB Japan Co., Ltd., MLB Advanced Media, Inc., MLB Advanced Media, L.P., MLB Media Holdings, Inc., MLB Media Holdings, L.P., MLB Online Services, Inc., the BOC, and the Clubs.

SCHEDULE D

LICENSED PROPERTIES

(1) The following logos and word marks: American and National League logos and word marks, Major League word mark, Major League Baseball word mark, Major League Baseball silhouetted batter logos, MLB logos and word mark, I Live For This logos, and What A Game word mark.

(2) The primary, secondary and headwear logos, uniform lettering and designs, images, colors and color combinations, trade dress, characters, symbols, designs, likenesses, visual representations, and word marks, of the following Clubs: Baltimore Orioles, Boston Red Sox, Chicago White Sox, Cleveland Indians, Detroit Tigers, Kansas City Royals, Los Angeles Angels of Anaheim, Minnesota Twins, New York Yankees, Oakland Athletics, Seattle Mariners, Tampa Bay Devil Rays, Texas Rangers, Toronto Blue Jays, Arizona Diamondbacks, Atlanta Braves, Chicago Cubs, Cincinnati Reds, Colorado Rockies, Florida Marlins, Houston Astros, Los Angeles Dodgers, Milwaukee Brewers, New York Mets, Philadelphia Phillies, Pittsburgh Pirates, St. Louis Cardinals, San Diego Padres, San Francisco Giants and Washington Nationals.

(3) The vintage (as defined below) primary, secondary and headwear logos, uniform lettering and designs, images, colors and color combinations, trade dress, characters, symbols,

designs, likenesses, visual representations, and word marks, of the following Clubs: Baltimore Orioles, Boston Red Sox, Chicago White Sox, Cleveland Indians, Detroit Tigers, Kansas City Royals, Los Angeles Angels of Anaheim, Minnesota Twins, New York Yankees, Oakland Athletics, Seattle Mariners, Tampa Bay Devil Rays, Texas Rangers, Toronto Blue Jays, Arizona Diamondbacks, Atlanta Braves, Chicago Cubs, Cincinnati Reds, Colorado Rockies, Florida Marlins, Houston Astros, Los Angeles Dodgers, Milwaukee Brewers, New York Mets, Philadelphia Phillies, Pittsburgh Pirates, St. Louis Cardinals, San Diego Padres, San Francisco Giants and Washington Nationals, including, without limitation, their respective predecessor organizations (including, but not limited to: Anaheim Angels (subject to approval by Licensor on a case-by-case basis), Boston Braves, Brooklyn Dodgers, California Angels, Houston Colt .45's, Kansas City Athletics, Los Angeles Angels, Milwaukee Braves, Montreal Expos, New York Giants, Philadelphia Athletics, Seattle Pilots, St. Louis Browns and Washington Senators (not to include the current Washington Nationals primary headwear logo)).

(4)   Major League Baseball Cooperstown Collection logos and word mark.

Unless specifically included above, Licensee is not authorized to use the name, image, or design of any Club mascot or ballpark.

SCHEDULE E

LICENSED PRODUCTS

1. Caskets made of composite materials, featuring (i) any of the then-current (as defined in Paragraph 1) Licensed Properties specified in **Schedule D, Licensed Properties** Nos. 1 and 2; <u>or</u> (ii) any of the vintage (as defined below) Licensed Properties specified in **Schedule D, Licensed Properties** Nos. 1 and 3 and the Licensed Properties specified in **Schedule D, Licensed Properties** No. 4, and marketed under Licensor's Cooperstown Collection line of products.

2. Urns made of composite materials or porcelain, featuring any of the then-current Licensed Properties specified in **Schedule D, Licensed Properties** Nos. 1 and 2; <u>or</u> (ii) any of the vintage Licensed Properties specified in **Schedule D, Licensed Properties** Nos. 1 and 3 and the Licensed Properties specified in **Schedule D, Licensed Properties** No. 4, and marketed under Licensor's Cooperstown Collection line of products.

3. Headstones made of composite materials, featuring any of the then-current Licensed Properties specified in **Schedule D, Licensed Properties** Nos. 1 and 2; <u>or</u> (ii) any of the vintage Licensed Properties specified in **Schedule D, Licensed Properties** Nos. 1 and 3 and the Licensed Properties specified in **Schedule D, Licensed Properties** No. 4, and marketed under Licensor's Cooperstown Collection line of products

4. Vault covers made of composite materials, featuring any of the then-current Licensed Properties specified in **Schedule D, Licensed Properties** Nos. 1 and 2; <u>or</u> (ii) any of the vintage Licensed Properties specified in **Schedule D, Licensed Properties** Nos. 1 and 3 and the Licensed Properties specified in **Schedule D, Licensed Properties** No. 4, and marketed under Licensor's Cooperstown Collection line of products

Rights to utilize any copyright, trademark or other property or identifications belonging to any entity other than those identified in Paragraph 1 and **Schedule D** of this Agreement are not granted under this Agreement.

Licensee acknowledges and agrees that, in addition to the other trademark limitations contained in **Exhibit 1** and as set forth therein, (a) the Washington Nationals "Nats" word mark must be featured along with another Licensed Property as shall be approved by Licensor on a case-by-case basis and (b) except with respect to "vintage" (as defined below) Licensed Properties, no Licensed Property of the Los Angeles Angels of Anaheim that contains any geographic distinction (e.g., "Anaheim" or "Los Angeles") may be used by Licensee on the Licensed Products or packaging therefor.

For purposes of this Agreement, "vintage" shall mean: any item featuring (i) an attribute of a former Major League Baseball player (featured as a former player) including, among other things, his name, image or signature, or (ii) except as provided in the following sentence, a Licensed Property that is either: (a) first used by a League or Club before 1990, or (b) first used by a League or Club after 1990 but is no longer featured on a Club's regular season uniform(s) or otherwise currently used by a Club. In no event shall any uniform Licensed Property worn by a current Major League Baseball player be considered vintage (even if it meets (a) or (b) above). In the case of Licensed Properties meeting (a) above that are still used on-field, it shall be determined by Licensor (in its sole discretion) whether such Licensed Property is to be depicted and/or is to be considered vintage.

SCHEDULE F

LICENSED TERRITORY

The fifty United States of America, the District of Columbia, and U.S. territories and possessions (excluding Puerto Rico), including U.S. military bases worldwide.

SCHEDULE G

LICENSE PERIOD

January 1, 2007 – December 31, 2008.

SCHEDULE H

SELL-OFF PERIOD

January 1, 2009 – March 31, 2009.

SCHEDULE I

REPORTING PERIOD

Monthly.

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SCHEDULE J

APPROVALS

Licensor shall have twenty (20) Licensor business days to approve, consent to, disapprove, deny or comment upon all items or matters submitted to Licensor under this Agreement in accordance with Paragraph 10.

In the event that upon the expiration of such period, Licensor has not approved, consented to, disapproved, denied or commented upon such items or matters, Licensee shall provide Licensor with written notice that such approval, consent, disapproval, denial or comment is overdue and Licensor shall then have an additional five (5) Licensor business days to respond.

In the event that upon the expiration of such additional period, Licensor has not approved, consented to, disapproved, denied or commented upon such items or matters, then such items or matters shall be deemed approved.

SCHEDULE K

CURRENCY

All amounts payable pursuant to this Agreement shall be in United States dollars.

ADVANCE AND GUARANTEED COMPENSATION

[*****]

SCHEDULE L

ROYALTIES

For Licensed Product Nos. 1-4 Featuring Then-Current (as defined in Paragraph 1) Licensed Properties:

[*****]

For Licensed Product Nos. 1-4 Featuring Vintage (as defined in Schedule E) Licensed Properties:

[*****]

Royalties shall be applied against Guaranteed Compensation payable in the same calendar year only, without carryover. Royalties attributable to Premium sales of the Licensed Products shall not be applied against Total Guaranteed Compensation.

SCHEDULE M

INSURANCE REQUIREMENTS

1. Commercial General Liability Insurance with minimum limits of:
   $1,000,000 (one million dollars) Each Occurrence;
   $1,000,000 (one million dollars) General Aggregate; and
   $1,000,000 (one million dollars) Products/Completed Operations Aggregate.

2. Errors & Omissions Liability Insurance, with a minimum limit of:
   $3,000,000 (three million dollars) Each Claim.

3. Umbrella Liability Insurance, in excess of **Schedule M.1.** above, with minimum limits of:
   $3,000,000 (three million dollars) Each Occurrence; and
   $3,000,000 (three million dollars) General Aggregate.

SCHEDULE N

PRODUCT CREDIT

N/A

SCHEDULE O

ADVERTISING, MARKETING & PROMOTION

N/A

SCHEDULE P

MISCELLANEOUS

1. Notwithstanding anything to the contrary contained in Paragraph 11, Licensee acknowledges and agrees that Licensee may not sell or offer to sell or distribute the Licensed Products via mass direct print mail solicitations to consumers absent the prior written consent of Licensor.

2. To the extent Licensee produces any product pursuant to this Agreement wherein Major League Baseball-related names, trademarks or copyrights are used in the title of the Licensed Product (e.g., "MLB" or "Major League Baseball"), Licensee agrees that (i) Licensor is the exclusive owner of Licensor's name, trademarks and copyrights (including, without limitation, word marks and associated designs), (ii) Licensee's use of Major League Baseball-related name, trademarks or copyrights as part of said title of the Licensed Product does not establish in Licensee any proprietary rights (including trademark and/or copyright rights) in and to said title (e.g. "MLB" or "Major League Baseball"), and (iii) Licensee shall not apply to register or assert any rights of any nature in or to any title or design containing any Major League Baseball-related name, trademarks or copyrights. Licensee agrees that its use of the names, trademarks and/or copyrights of the MLB Entities shall inure to the benefit of the applicable MLB Entity, as the case may be.

3. Licensee acknowledges that Licensor may, in its sole discretion, change the name and/or logo of its Cooperstown Collection line of products, and that upon the implementation of such change, Licensee shall market the Licensed Products under such new name and/or logo.

SCHEDULE Q

MANUFACTURERS

1) Licensed Product Nos.: 1-4

   Name of Manufacturer: Labeem International

   Address: 1540 Hudson Ave., Spirit Lake, IA 51360

   Telephone: N/A

   Principal Contact: N/A

   Approved by Major League Baseball Properties, Inc.: _____
                                                           Initials

2) Licensed Product Nos.: 1-4

   Name of Manufacturer: ENL Electronics Corp.

   Address: Suite 802, Pacific International Mansion,
   78 South Binjiang Rd., Yuyao City, Zhejiang, China

   Telephone: N/A

   Principal Contact: N/A

   Approved by Major League Baseball Properties, Inc.: _____
                                                           Initials

3) Licensed Product No.: _____

   Name of Manufacturer: _____

   Address: _____

   Telephone: _____ _____

   Principal Contact: _____

   Approved by Major League Baseball Properties, Inc.: _____
                                                           Initials

SCHEDULE R

LICENSEE AFFILIATES

    1) Licensed Product No.: _____

        Name of Licensee Affiliate: _____

        Address: _____

        Telephone: _____

        Principal Contact: _____

        Approved by Major League Baseball Properties, Inc.: _____
                                                    Initials

SCHEDULE S

DISTRIBUTORS

    1) Licensed Product No.: _____

        Name of Distributor: _____

        Address: _____

        Telephone: _____

        Principal Contact: _____

        Approved by Major League Baseball Properties, Inc.: _____
                                                    Initials

SCHEDULE T

DISTRIBUTION CHANNELS

       Provided that such distribution does not violate any terms and conditions of this Agreement or applicable law, Licensee may distribute the Licensed Products through all distribution channels.

SCHEDULE U

BRAND NAMES

    1) Licensed Product No.: _____

        Brand Name(s): _____

In the event Licensee wishes to substitute a brand name for those listed above or wishes to add to the number of brand names, Licensee shall first obtain Licensor's written approval of such brand names.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement:

MAJOR LEAGUE BASEBALL PROPERTIES, INC., on its own behalf and as agent for each of the MLB Entities

BY: _____

TITLE: **CORPORATE SECRETARY**

ETERNAL IMAGES, INC.

BY: _____

TITLE: _____President & CEO_____

Exhibit 10.17

MERCHANDISING LICENSE AGREEMENT

1.	**DATED:**	As of 8/23/07
2.	**LICENSOR:**	CBS CONSUMER PRODUCTS CBS Enterprises A Division of CBS Broadcasting Inc. 1700 Broadway New York, New York 10019
	LICENSEE:	ETERNAL IMAGE 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334 Nick Poprovsky 248-932-3333 nickp@eternalimage.net
3.	**PROPERTY:**	STAR TREK – The original series
4.	**LICENSED ARTICLE(S):**	Caskets, Urns, Monuments, Vaults
5.	**TERRITORY:**	U.S., Canada, Europe (Austria Belgium, Denmark, Finland, France, Greece, Holland, Italy, Croatia, Norway, Portugal, Poland, Russia Spain, UK, Sweden, Czech Republic, Hungary, Germany),Japan, South Korea, Australia, New Zealand
6.	**TERM:**	Through 12/31/2010
7.	**RIGHTS GRANTED:**	In consideration of the payments set forth below, and of and subject to the covenants, undertakings and agreements by Licensee in the Agreement. CBS hereby grants to Licensee the license (subject) to paragraph 7a. below) to use the Property only in connection with the Licensed Articles (per Paragraph 4 above), in the Territory (per Paragraph 5 above), for the Term (per Paragraph 6 above).
	7a: <u>Exclusivity</u> (Check One)	[*****]
8.	**PAYMENT:** a. <u>Advance:</u>	[*****]
	b. <u>Royalty Rate:</u>	[*****]
	c. <u>Guarantee:</u>	[*****]
9.	**MARKETING DATE(S):**	November 2007
10.	**PLACE OF MANUFACTURE:**	USA
11.	**APPROVALS:**	All Licensed Articles and any related packaging and advertising must be approved by CBS in writing before distribution or sale by Licensee. Such approvals or disapprovals are within CBS's sole discretion, and any submission not approved in writing is deemed disapproved.
12.	**CHANNELS OF DISTRIBUTION:**	Funeral Home
13.	**ADDITIONAL TERMS:**	The balance of the terms are set forth in Schedules 1 and 2, and Exhibits A through C, attached hereto and incorporated herein by this reference.
14.	**LEGAL NOTICE**	Licensee shall contact CBS for the applicable notice for each Licensed Article.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to a confidentiality request. Omissions are designated [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission with the confidentiality request.

ACCEPTED AND AGREED TO:

(Licensee)	**CBS CONSUMER PRODUCTS** **CBS Enterprises** **A Division of CBS Broadcasting, Inc.** **("CBS")**
By:	By:
Print Name: Clint Myers	Print Name: E. Kalodner
Title: President & CEO	Title: EVP
Date: 08/28/07	Date: 8/30/07

SCHEDULE I

1.   **PROPERTY:** As used herein and in the Agreement to which this Schedule "I" is attached, the term "Property" shall mean the material specified in Paragraph 3 of the Agreement to which this Schedule "I" is attached. This Agreement applies to the television program (the "Program") set forth in paragraph 3 only and not to any sequels, prequels, remakes, or any other production or work based on, derived from or inspired by the Program.

2.   **LICENSE**: CBS hereby grants to Licensee and Licensee hereby accepts, the [*****] right, license and privilege to manufacture the designated Licensed Articles based upon the Property, and to distribute, offer for sale, sell, advertise and promote them in the Territory during the Term. The license granted herein includes the [*****] right to use, in the Territory and for the Term, the title of the Program or Property and the approved trade and service marks and names, and the approved logos and art work, if any, embodying them (collectively, the "Trademarks"). Licensee's rights are subject to the "Reserved Rights" specified in Paragraph 3 below. Nothing herein shall affect or limit the unrestricted right of CBS or its designees to distribute or exhibit the Program or Property, in whole or in part, by any means or in any media.

3.   **RESERVED RIGHTS**:   The license granted herein does not include any right, title or interest in or to the Property or the Program, nor to any copyrights, patents, and/or trademarks therein or associated therewith. All rights not specifically granted to Licensee herein are reserved to CBS without restriction. Without limiting the foregoing, CBS reserves unto itself and/or it's designees the right to manufacture, distribute, offer for sale, sell, advertise, promote, display and otherwise exploit articles similar and/or identical to the Licensed Articles for use in connection with the Property, Program related marketing, promotion, or similar activities, premium sales and/or give-aways, promotional give-aways, in CBS stores, on CBS websites, sales at or adjacent to theme parks, amusement parks, entertainment centers or other amusement attractions, and/or sales in or in connection with facilities owned, operated and/or controlled by CBS, and their parent, affiliated and/or subsidiary companies. Licensee is expressly prohibited from making any use of, or reference to, the Property in connection with any on-line activities, except for on-line advertising of the Licensed Articles. Licensee agrees to furnish to CBS, at its best wholesale distributor price, any number of Licensed Articles ordered by CBS for sale in or in connection with any of the foregoing reserved activities.

4.   **MANUFACTURING AND DISTRIBUTION OBLIGATIONS/MARKETING DATE**:

       a.   Licensee shall manufacture, distribute and commence the marketing of a substantial number of items of the licensed Articles not later than the Marketing Date set forth in this Agreement. If Licensee fails to meet or demonstrates an inability to meet the Marketing Date for any Licensed Article, CBS may terminate the rights granted to Licensee with respect to such Licensed Article on ten (10) business days prior written notice, provided Licensee shall not have commenced distribution of commercially reasonable quantities of such Licensed Article within such period. If, subsequent to the commencement of marketing and distribution of any Licensed Article, Licensee fails to

3

actively continue the marketing and distribution of commercially reasonable quantities of said Licensed Article in any country of or substantial portion of the Territory, CBS may terminate the rights granted to Licensee with respect to that particular country or portion of the Territory on ten (10) business days prior written notice, provided Licensee shall not have recommenced distribution of commercially reasonable quantities of such Licensed Article within such country or portion of the Territory within such period. Termination of this Agreement, or any portion thereof, by CBS pursuant to this subparagraph 4(a) shall in no way reduce, proportionally or otherwise, the Guarantee required to be paid to CBS hereunder. Failure by Licensee to meet the Marketing Date or actively market and distribute Licensed Articles shall be deemed a material breach of this Agreement.

b.   Licensee acknowledges that CBS is entering into this Agreement not only in consideration of the payments to be made by Licensee, but also in consideration of the promotional value to it, to the Property and to the Program of the widespread distribution, sale, advertising and promotion of the Licensed Articles. Accordingly, Licensee shall seek to procure the greatest volume of sales of the Licensed Articles consistent with high quality and shall make and maintain timely and adequate arrangements for their manufacture, distribution, sale, advertising and promotion.

c.   Licensee shall distribute and sell the Licensed Articles outright at a competitive price, and not on approval, consignment, sale-or-return, or any similar basis, and further, only to jobbers, wholesalers, and retailers for distribution and sale to retail stores and merchants; but not for publicity or promotional tie-in purposes, or any other means of distributing, marketing or merchandising reserved to CBS under Paragraph 3 above.

5.   **PAYMENT**:   All payments (including, without limitation advances, royalties, and guarantees) required to be made by Licensee shall be made to CBS. The Advance is non-returnable and is to be applied against royalties payable hereunder, and the royalties shall be applicable to the Guarantee. The Royalty Rate shall be applied to Licensee's "Net Wholesale Price" of each Licensed Article. For purposes hereof "Net Wholesale Price" means any and all gross sales of Licensed Articles by Licensee or any of its affiliated, associated or subsidiary companies, without any deductions whatsoever (including, without limitation, uncollectible accounts, manufacturing, distribution, advertising, marketing or promotion costs and cash, trade or other discounts), except for actual returns not exceeding five percent (5%) of gross sales. Credit against sales will be allowed only for actual returns, and no credit will be allowed against sales based on an accrual or reserve system. The foregoing royalty will be payable on all Licensed Article(s) distributed by Licensee, including Licensed Article(s) not billed, except for a reasonable number of samples which may be given away in the normal corse of business, not to exceed five percent (5%) of Licensee's total production. The Guarantee is payable, to the extent not then already paid to CBS as an Advance or Royalty no later than three (3) months prior to the expiration of the Term or earlier termination of this Agreement.

6.   **ACCOUNTING AND AUDIT**:   Licensee shall render accounting statements that include the "Project Number" given to Licensee in writing by CBS, if any, which has been assigned to each SKU of the Licensed Articles (in the form of Exhibit "A" attached hereto) to

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CBS on a quarterly (calendar year) basis within thirty (30) days of the end of each quarter, whether or not any payment is shown to be due to CBS thereunder, and remit payments due CBS along with such statements, as follows: via regular mail to CBS Consumer Products, 1700 Broadway, 33rd Floor, New York, New York 10019. If the Territory covers more than one country, accounting statements shall be separated on a country-by-country basis. All payments shall be made without set-off of any amount or nature whatsoever whether based upon any claimed debt or liability of CBS to Licensee. Sums not paid when due shall bear interest at the greater of the rate of ten percent (10%) per annum or the prime interest rate of Chase Manhattan Bank plus two percent (2%), without prejudice to any other rights of CBS in connection therewith. The receipt and deposit of monies by CBS shall not prevent or limit CBS's right to contest the accuracy and/or correctness of any statement in respect of such monies. Licensee shall keep accurate books of account and records covering all transactions relating to this Agreement and shall retain such documents in its possession or under it's control relating to this Agreement, at Licensee's principal place of business for not less than two (2) years after the expiration of the Term or earlier termination of the Agreement and shall allow CBS and its representatives, upon prior written notice, to audit said books of account and records and to make copies thereof at CBS's expense. If any such audit reveals Royalties due to CBS, all auditing fees, costs and expenses shall be borne by Licensee, plus interest on the amount due, computed from the first due date of the applicable accounting period in which such Royalties were found to have been unpaid. If any such audit reveals Royalty payments due to CBS in excess of twenty percent (20%) of the Royalties paid to CBS for the period covered by such audit, then, in addition to any and all other rights, legal and/or equitable, of CBS, CBS shall have the right to immediately terminate the Term upon notice to Licensee.

7. **APPROVALS/ARTWORK/SAMPLES**:

   a. The quality of the Licensed Articles and all packaging, hang-tags, labels, press releases, advertising, promotional, display and any other material prepared in connection with the Licensed Articles (collectively, "Packaging and Promotional Material") shall be of a high standard, no less than the best quality of similar material presently manufactured, distributed, sold and/or used by Licensee in the Territory and shall be in full conformity with all applicable laws and regulations.

   b. CBS shall have a right of absolute prior written approval in its sole discretion of the Licensed Articles and all Packaging and Promotional Material at all stages of the development and application thereof for each individual item (regardless of whether a similar or related item may previously have been approved), and prior to any use thereof by or on behalf of Licensee as more fully set forth in Exhibit "B" hereto. Any acts by Licensee contrary to the terms of this Paragraph shall be deemed a material breach of this Agreement.

   c. Licensee shall submit in a timely manner for CBS's approval all Licensed Articles and all Packaging and Promotional Material, to be solely identified by the Project Number, to Director of Licensing and Merchandising, CBS Consumer Products, 1700 Broadway, New York, New York 10019. All submissions shall be made prior to any use thereof, or public disclosure thereof, by or on behalf of Licensee. Any

5

submission not approved in writing by CBS within fourteen (14) days shall be deemed disapproved (see Exhibit "B" (Approval Guidelines) which is attached hereto and made a part hereof).

d.   CBS shall furnish to Licensee, at Licensee's cost, such artwork as may be reasonably necessary solely for the manufacture, advertising and promotion of the Licensed Articles, subject to availability ("Artwork"); all such Artwork shall be and remain the property of CBS, notwithstanding its creation or modification by Licensee, and shall be returned to CBS after its use by Licensee.

e.   Licensee shall allow CBS or its designee to enter Licensee's premises and all manufacturing facilities during regular business hours, upon reasonable prior written notice, for the purpose of inspecting the Licensed Articles, Packaging and Promotional Material and the facilities in which they are manufactured and packaged. In the event that the quality standards herein above referred to are not met, Licensee shall, upon written notice from CBS, discontinue the manufacture and distribution of such Licensed Articles and/or the Packaging and Promotional Material related thereto, unless Licensee shall have remedied such failure of quality to CBS's satisfaction within ten (10) business days after Licensee's receipt of notice thereof; failure to effect such remedial measures shall entitle CBS to terminate this Agreement upon notice to Licensee.

f.   Licensee shall furnish to CBS at no charge five (5) samples of each Licensed Article at the commencement of distribution thereof. Upon CBS's request, Licensee shall furnish additional samples at cost, such samples not to be resold by CBS.

g.   Licensee shall furnish to CBS a camera-ready slide of Licensee's logo, pre-approved by Licensee, along with photographs of the Licensed Articles, for use in CBS's trade advertising of its licensing program in respect of the Property, and licensed articles produced in connection therewith, and CBS's exploitation of Reserved Rights under Paragraph 3 hereof.

8.   **GOODWILL, PATENTS, TRADEMARKS AND COPYRIGHT**:

a.   Licensee recognizes and acknowledges that: (i) the title of the Property and/or Program (and, if the Program is a sequel to a prior work, or if there are now or are later developed sequels to the Program, the titles of such prior work and of such sequels) and the logos and/or artwork (including artwork developed for advertising and promotional use) embodying such title or titles are, trademarks and copyrights of CBS or its designee, whether or not registered as such; (ii) the good will associated with the property and the Trademarks inures solely and exclusively to CBS or its designee; and (iii) the Property and the Trademarks have acquired, and will continue indefinitely to have and to acquire, a secondary meaning in the minds of the public.

b.   Licensee shall not acquire any rights in the Property and/or Trademarks as a result of Licensee's use thereof, and all use by Licensee shall inure to CBS's or its designee's benefit. License shall not directly or indirectly during the Term or thereafter, attack

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CBS's or its designee's ownership of the Property, the artwork, the Trademarks or the validity thereof or attack the validity of the license granted herein, or apply for any registration or file and document or take any action which would affect CBS's or its designee's ownership of the Property, the artwork or Trademarks or aid or abet anyone else in doing so, or use or authorize the use of any trademark, trade name or words, symbols or combination thereof or together designation identical with or confusingly similar to the Trademarks or to any element of the Property, or artwork whether or not such element shall have been protected by patent, trademark or copyright, nor shall Licensee in any way disparage the Property, the Program, the Trademarks and/or CBS or its designee.

c.   Ownership of all copyright, patent and trademark rights in the Licensed Articles and Packaging and Promotional Material shall be in CBS's name. Licensee shall cause such copyright, trademark and other required notices to appear on or within each unit of the Licensed Articles and/or the Packaging and Promotional Material as may be designated and approved by CBS. Any and all additions to, and new renderings, modifications or embellishments of, the artwork shall, notwithstanding their invention, creation and use by Licensee or its agents, be and remain the property of CBS or its designee, and CBS may use, and license others to use, the same, subject only to the provisions of this Agreement. Licensee shall enter into written agreements with all of its employees and independent contractors (i) providing that all artwork and designs created by them in the course of Licensee's performance under this Agreement shall be the property of CBS or its designee either as works for hire under U.S. copyright law or otherwise; and (ii) obligating them to assign all rights in such artwork and designs to CBS. Licensee shall submit for CBS's approval copies of all such agreements prior to use thereof. Licensee shall not permit any of its employees or independent contractors to obtain or reserve, by written or oral agreement or otherwise, any rights as "authors" or "inventors" of any such artwork or designs (as such terms are used in present or future U.S. copyright and/or patent statutes or judicial decisions). Licensee shall furnish to CBS, at CBS's request, full information concerning the invention and creation of such artwork and designs, together with the originals of assignments of all rights therein obtained from all such third parties to CBS.

d.   Licensee, shall fully cooperate with CBS or its designee in protecting the Property and/or the Trademarks, and shall promptly supply CBS with any information or materials reasonably required by CBS. If Licensee learns of any unauthorized use of the Property in the Territory, Licensee shall promptly advise CBS in writing of the nature and extent of same. CBS may, in its sole discretion, take, or elect not to take, such action as it deems advisable against any infringing party without consultation with, or responsibility to, Licensee. Licensee shall fully cooperate with CBS in the prosecution of any action, including by way or providing documents, giving testimony and the like. CBS shall incur no liability to Licensee by reason of CBS's failure or refusal to prosecute, or permit Licensee to prosecute, any allege infringement by third parties, nor by reason of any settlement to which CBS may agree. CBS shall retain any and all recoveries from any such actions or settlements.

e.   If the Territory covers countries outside of the United States, Licensee shall not use the Property, Trademarks or other trademarks or service marks included in the Property in any such country without first requesting, and receiving, a Notification of Availability from CBS; failing which, CBS's indemnification obligation as provided under subparagraph 9.d., below, shall not apply to the use of the Property, Trademark, trademarks or service marks in such country for such goods or services.

9.   **WARRANTIES AND INDEMNIFICATION**:

a.   Licensee represents and warrants that it is duly organized under applicable law and that it has the right and authority to enter into this Agreement and perform its obligations hereunder. Licensee further represents and warrants that it will comply with all applicable governmental laws, rules and regulations in connection with its manufacture, distribution, sale or use of the Licensed Articles and its activities pursuant to this Agreement and that the Licensed Articles are not manufactured in any so-called "sweatshops" or under any other abusive conditions, and in compliance with Federal and State labor, health, safety and related laws.

b.   CBS represents and warrants that it is duly organized under applicable law and that it has the right and authority to enter into and perform this Agreement and to grant the rights granted hereunder. CBS makes no representation or warranty as to the amount of receipts Licensee will derive or as to the quality or success of the Program or Property or reception it will receive by the public, nor shall CBS be obligated to continue the exhibition, distribution or other exploitation of the Program or Property or continue the use of any element of the Property.

c.   Licensee shall indemnify, hold harmless, and defend CBS, its parent, affiliated and subsidiary companies, and all of its officers, directors, agents, attorneys and employees ("Indemnities") from and against any an all liabilities, claims, causes of action, suits, losses, damages, fines, judgments, settlements and expenses (including reasonable attorneys' fees and court costs) which may be suffered, made or incurred by any of such Indemnities arising out of any breach or alleged breach of any of the covenants, warranties, representations and agreements made by Licensee herein, including without limitation, claims relating to or based upon: (i) unauthorized use of, or infringement of any patent, trademark, design, copyright or other proprietary or privacy right of a third party by Licensee: (ii) artwork or other material relating to the Property created, modified and/or used by Licensee in connection with the Licensed Articles without CBS's approval; and/or (iii) defects in the Licensed Articles, despite CBS's approval thereof, it being understood and agreed that any governmental order of recall or injunction against distribution and/or sale shall, as between CBS and Licensee, be deemed conclusive proof of such defect for the purpose of invoking the indemnifications set forth herein. CBS and Licensee shall give the other prompt written notice of the institution of any action or the making of any claim alleging a breach hereunder.

d.   CBS shall indemnify, hold harmless, and defend Licensee from and against any and all liabilities, claims, causes of action, suits, losses, damages, fines, judgments, and expenses (including reasonable attorney's fees and court costs) which may be suffered, made or incurred by Licensee arising solely out of use by Licensee of the Property as authorized in this Agreement. Licensee shall give CBS prompt written notice of the institution of any action or the making of any such claims. CBS shall control all aspects of the disposition of such claims and Licensee shall cooperate fully with CBS in connection therewith.

10.   **INSURANCE**: Licensee shall obtain and maintain throughout the Term, at Licensee's sole expense, standard Product Liability Insurance, Advertiser's Liability Insurance, and Errors and Omission Insurance from a reputable insurance company qualified to do business in the State of New York, naming CBS, its parent companies subsidiaries and affiliated companies, including its directors, officers, employees, agents and representatives, as additional insured. Coverage under each policy will be a minimum of One Million United States Dollars (US $1,000,000) for each instance and Three Million United States Dollars (US $3,000,000) in the aggregate with a deductible in each instance of not more than Fifty Thousand United States Dollars (US $50,000). Each such policy shall require that CBS receive at least thirty (30) days written notice of the cancellation, amendment, or endorsement thereof before the same is effective. Licensee shall furnish CBS upon signature of this Agreement by Licensee with certificates of insurance and certified policy endorsements evidencing that this insurance coverage is in full force and effect.

11.   **TERMINATION**:

    a.   CBS shall have the right to terminate this Agreement without prejudice to any other rights which it may have, whether pursuant to the provisions of this Agreement, in law, equity or otherwise, upon the occurrence of any one or more f the following events (herein called "defaults"):

        (i)   If Licensee defaults in the performance of any of its obligations provided for in this Agreement; or

        (ii)   If Licensee shall have failed to deliver to CBS or to maintain in full force and effect the insurance and evidence thereof referred to in Paragraph 10 hereof; or

        (iii)   If Licensee shall fail to make any payments due hereunder on the date due; or

        (iv)   If Licensee shall fail to deliver any of the statements herein above referred to or to give access to the premises and/or license records pursuant to the provisions hereof to CBS and/or its authorized representatives for the purposes permitted hereunder; or

        (v)   If Licensee shall fail to comply with any laws, regulations or industry standards as provided in subparagraph 7(a), or if any governmental agency or other body, office or official vested with appropriate authority finds that the Licensed Articles are harmful or defective in any way, manner or form, or are being manufactured, sold or distributed in contravention of applicable laws regulations or standards, or in a manner likely to cause harm; or

(vi)   If Licensee shall be unable to pay its debts when due, or shall make any assignment for the benefit of creditors, or shall file any petition under the bankruptcy, or insolvency laws of any jurisdiction, county or place, or shall have or suffer a receiver or trustee to be appointed for its business or property, or be adjudicated a bankrupt or an insolvent; or

(vii)   In the event that the Licensee does not commence in good faith to manufacture, distribute, and sell each Licensed Article throughout the Territory on or before the Marketing Date and thereafter fails to diligently and continuously manufacture, distribute, and sell each of the Licensed Articles throughout the Territory; or

(viii) If Licensee shall manufacture, sell, or distribute, whichever first occurs, any of the Licensed Articles without prior written approval of CBS as provided in Paragraph 7 hereof; or

(ix)   If a manufacturer approved hereunder shall engage in conduct, which if engaged in by Licensee would entitle CBS to terminate this Agreement; or

(x)   If Licensee delivers or sells Licensed Articles outside the Territory or knowingly sells Licensed Articles to a third party for delivery outside the Territory; or

(xi)   If Licensee shall breach any other agreement in effect between Licensee on the one hand and CBS, or either of them, on the other.

b.   In the event any of these defaults occur, CBS shall give notice of termination in writing to Licensee. The Licensee shall have ten (10) business days from the date of giving notice in which to correct any of these defaults (except subdivision (viii) above which is not curable), and failing such, this Agreement shall thereupon immediately terminate, and any and all payments then or later due from Licensee hereunder (including the Guarantee) shall then be promptly due and payable and no portion of prior payments shall be repayable to the Licensee.

c.   Upon the expiration of the Term or earlier termination of this Agreement: (i) all rights, licenses and privileges granted to Licensee hereunder shall automatically revert to CBS; (ii) Licensee shall, in CBS's discretion, either deliver to CBS materials which reproduce the Licensed Articles or give to CBS satisfactory proof of the destruction thereof; (iii) Licensee shall, within one (l) month after such expiration or termination, deliver to CBS a complete and accurate inventory of all units of the Licensed Articles on hand and/or in the process of manufacture, as of both the date of such expiration or termination and the date of such statement and CBS shall have the right, upon prior notice, to enter onto Licensee's premises during normal business hours to conduct physical inventories to verify the accuracy of said statement; and (iv) provided this

Agreement is not terminated due to material breach by Licensee, Licensee may sell off then existing inventories of the Licensed Articles on a [*****] basis for a period of ninety (90) days, subject to all the other terms and conditions hereof, and provided the same have not been manufactured solely or principally for sale during such period and only after first giving CBS the opportunity to purchase the same as Licensee's cost of manufacture thereof, which purchase may be of some or all of such units, in CBS's sole discretion.

d.   No waiver by either party hereto of any breach of this Agreement shall be deemed to be a waiver of any proceeding or succeeding breach of the same or any other provision hereof. The exercise of any right granted to either party hereunder shall not operate as a waiver. The normal expiration of the Term of this Agreement shall not relieve either party of its respective obligations accruing prior thereto, nor impair or prejudice the respective rights of either party against the other, which rights by their nature survive such expiration.

12.   **MISCELLANEOUS:**

a.   **INJUNCTION**: Licensee acknowledges that its failure to perform any of the material terms or conditions of this Agreement shall result in immediate and irreparable damage to CBS. Licensee also acknowledges that there may be no adequate remedy at law for such failures and that in the event thereof CBS shall be entitled to equitable relief in the nature of injunction and to all other available relief, at law and/or in equity.

b.   **CONFIDENTIALITY**: Other than as may be required by any applicable law, government order or regulation, or by order or decree of any court of competent jurisdiction, Licensee shall not publicly divulge or announce, or in any manner disclose to any third party, any information or matters revealed to Licensee pursuant hereto, or any of the specific terms and conditions of this Agreement.

c.   **NO ASSIGNMENT**: The rights and obligations of Licensee hereunder may not be assigned, delegated, or sublicensed without the prior written consent of CBS, each to be granted or withheld in its sole and absolute discretion. Any purported assignment, delegation or sublicense by Licensee without CBS's prior written consent shall be deemed null and void ab initio. The transfer in the aggregate of fifty percent (50%) or more of the capital stock or voting power of Licensee shall be deemed an assignment for purposes of this Agreement. Licensee may not enter into any agreement with any third party for the manufacturing or distribution of any of the Licensed articles without CBS's prior written consent. CBS may assign all or part of its rights hereunder, and/or may delegate all or part of its obligations hereunder, to any third party.

d.   **FORCE MAJEURE**: The parties shall be released from their respective obligations hereunder if government regulations or other causes arising out of a state of war or other national emergency, or other causes beyond the reasonable control of the parties render performance of such obligations reasonably impracticable. If such event continues for a period of sixty (60) days, either party may terminate this Agreement by

11

giving written notice. Upon such termination, all royalties due on sales theretofore made, shall become then immediately due and payable, and no Advance, Royalties, or Guarantee theretofore paid shall be repayable. If neither party elects to terminate this Agreement as immediately herein above provided, the Term of this Agreement shall be extended automatically for a period of time equal to the period of such "force majeure" event but not to exceed six months from the date of first occurrence.

e.　　**FURTHER INSTRUMENTS**:　Licensee shall furnish CBS with any further instruments, in such form and substance as CBS may reasonably require to evidence, establish, protect, record, enforce, defend or secure to CBS any or all of their rights, titles, properties or interests or more fully to effectuate or carry out the purposes, provisions or intent of this Agreement. Unless Licensee executes and delivers such documents reasonably requested by CBS or provides a reasonable objection to said request within ten (10) days from the date of request, Licensee irrevocably appoints CBS as its lawful attorney-in-fact to execute or deliver the instruments contemplated by this paragraph.

f.　　**GOVERNING LAW**:　THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED PURSUANT TO THE LAWS OF THE STATE OF NEW YORK, AND THE PARTIES HERETO SUBMIT AND CONSENT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, INCLUDING FEDERAL COURTS LOCATED THEREIN, SHOULD FEDERAL JURISDICTION REQUIREMENTS EXIST, IN ANY ACTION BROUGHT TO ENFORCE (OR OTHERWISE RELATING TO) THIS CONTRACT. THE PREVAILING PARTY IN ANY ACTION BROUGHT TO ENFORCE THE TERMS OF THIS AGREEMENT SHALL BE ENTITLED TO RECOVER ITS REASONABLE ATTORNEYS' FEES AND COSTS.

g.　　**NOTICES**:　Notices hereunder shall be given in writing and sent by registered or certified mail, return receipt requested, or by nationally recognized express carrier, addressed to the address indicated in the Agreement, to the attention of such official as the recipient shall designate in writing. Each party shall notify the other in writing promptly after any change in address. Requirements relating to submission for approvals shall be governed by Paragraph 7, above

h.　　**ENTIRE AGREEMENT, ETC.**:　This Agreement (including any exhibits and schedules which are attached hereto and made a part hereof by this reference), shall constitute the entire understanding of the parties with respect to the subject matter, superseding all prior and contemporaneous promises, agreements and understandings, whether written or oral, pertaining thereto and cannot be modified except by a written instrument signed by both parties. Paragraph headings contained in this Agreement are for convenience only and shall not be given any legal effect. Nothing herein contained shall constitute a partnership between or joint venture by the parties hereto, or constitute either party the agent of the other. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any such party, whether referred to herein or not. Nothing herein contained shall be construed to require the commission of any act contrary to law, and wherever there is any conflict between any provision of this Agreement and material statute, law or ordinance, the latter shall prevail, but in such event the provision of this Agreement affected shall be curtailed and limited only to the extent necessary to bring it within the legal requirements.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to a confidentiality request. Omissions are designated [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission with the confidentiality request.

SCHEDULE II

Attached to and forming a part of the License Agreement dated as of 8/23/07 by and between CBS CONSUMER PRODUCTS, a Division of CBS Broadcasting, Inc. And ETERNAL IMAGE.



STAR TREK

EXHIBIT A

Contract
Number: Licensor:

Licensee
Address: CBS Consumer Products
1700 Broadway, 33rd Floor

                                                 New York, NY 10019

Phone
Number:

Finance Contact Name: Attn: John Puntuieri

Contract Term: Property Name:
Reporting   Currency:
Period:

**Current Period
Information**   **Cumulative Information**

Total Net   Total Cumulative
Sales: Royalties:
Royalty Rate: Less: Advance:
Less: Unearned Adv/
Guar: Less: Previous Royalty Payments:
Add: Current Period Royalties

Royalty Due: Total Balance Due:

ROYALTY DETAIL (separate sheet to be Submitted for each territory

Contract No.

Reporting Period
Territory

			Units					Sales						
SKU	**Product Description**	**Channel**	**Price**	**Gross**	**Returns**	**Deduction**	**Net**	**Gross**	**Returns**	**Deduction**	**Net**	**Rate**	**Royalty**	
	Totals:													

EXHIBIT B

PRODUCT APPROVAL GUIDELINES

Your agreement with CBS Consumer Products requires submission of all articles for review and written approval prior to production. Please send materials to:

John Van Citters
Director, Product Development
CBS Consumer Products
2401 Colorado Ave., Suite 110
Santa Monica, CA 90404

Approval will be required at each stages of preparation. This procedure insures that problems are caught early on, when they can still be changed, without great expense of time or money.

1. PACKAGED, COLLATERAL MATERIALS, CATALOGS AND BROCHURES, PRINT ADVERTISING (CONSUMER AND TRADE) AND PRINTED PRODUCT

    a. Rough sketches or layout concepts and rough copy.
    b. Finished comps - final copy and art together (mechanical) including legal notices.
    c. Final art (color).

NOTE: In come instances, such as posters, approval of color proof may be required to insure quality of the final product.

2. THREE -DIMENSIONAL PRODUCTS

    a. Concept (renderings)
    b. Prototypes (sculpture)
    c. Production samples or strike-offs

3. AUDIO OR VIDEO ADVERTISING, SALES AIDS, ETC.

    a. Radio script or television script and storyboard.
    b. Audio or video tapes prior to use or airing (rough cut and final cut); copyright notice must be on tape.

NOTE:
Revisions: In addition, all materials must be re-submitted for approval each time a revision is made incorporating changes requested. Revisions of copy or manuscripts must be redlined or highlighted.

Please advise us of your time constraints, if any, so we may respond on short notice, only if absolutely necessary. Also, please allow time to make necessary changes. The approval time provided by agreement is generally fourteen (14) days. Every effort will be made to expedite approvals as quickly as possible.

Samples of finished products must be submitted to the agreement.

Please remember that all submissions not approved in writing are deemed disapproved.

Exhibit 10.18

"PRECIOUS MOMENTS"
LICENSE AGREEMENT

THIS AGREEMENT, dated as of March 31, 2005, between UNITED FEATURE SYNDICATE, INC., d.b.a. UNITED MEDIA, a New York corporation with its principal office at 200 Madison Avenue, 4th Floor, New York, New York 10016 ("UM"), as exclusive worldwide licensing representative of PRECIOUS MOMENTS, INCORPORATED, an Illinois corporation with its principal office at 2170 Point Boulevard, Suite 200, Elgin, Illinois 60123 ("PMI") and Eternal Image, a Michigan corporation with its principal office at 28175 Haggerty Road, Novi, Michigan, 48377 (the "Licensee"), is to evidence:

WHEREAS, PMI owns copyrights and trademark rights in a property known as PRECIOUS MOMENTS (the "Property"); and

WHEREAS, PMI has granted UM exclusive worldwide representation rights to license the use of said copyrights and trademarks, on behalf of PMI, in connection with the manufacture and sale of merchandise articles of every type and description; and

WHEREAS, the Licensee desires to obtain from UM a license to manufacture and sell certain merchandise articles using said copyrights and trademarks;

NOW, THEREFORE, the parties agree as follows:

1.   **Definitions.** For purposes of this Agreement the following definitions shall apply:

(a)   The term **"Actual Sale Royalties"** shall mean royalties payable to UM by the Licensee under this Agreement as a result of actual sales of the Licensed Products by the Licensee.

(b)   The term **"Advertising Materials"** shall mean all advertising and promotional materials and all packaging, wrapping, and labeling materials for the Licensed Products (including, by way of illustration, but not limitation, catalogs, trade advertisements, television advertisements, flyers, sales sheets, labels, package inserts, hangtags, displays, and materials designed for dissemination via the Internet or any other electronic form of dissemination) which are produced by or for the Licensee and which make use of any of the Copyrights or Trademarks.

(c)   The term **"Artwork"** shall mean all artwork depicted by or embodied in the Works (but excluding all Chapel artwork and all animated artwork).

1

(d)   The term **"Copyrights"** shall mean all copyrights now or hereafter owned by PMI in connection with the Property and the Artwork, and on all derivative works based on or using material from the Property or the Artwork.

(e)   The term **"F.O.B. Sale"** shall mean a sale of Licensed Products by the Licensee to a customer located in a country other than the country where the Licensed Products are manufactured, for which the customer pays any portion of the costs of shipping the Licensed Products to the Territory (or any other costs or duties associated with the shipping arrangement), regardless of whether the parties to the shipping arrangement specifically characterize the sale as an F.O.B. sale.

(f)   The term **"Licensed Products"** shall mean the following items: ADULT AND YOUTH CASKETS AND URNS, IN EACH CASE MADE OF COMPOSITE MATERIAL (NOT PRIMARILY WOOD OR METAL).

(g)   The term **"Net Sales Price"** shall mean the Licensee's invoiced billing price to its Approved Retail Outlet and other customers for the Licensed Products, less only documented returns for damaged goods, which shall not exceed 5% of the Licensee's total gross sales of the Licensed Products in any quarterly accounting period.

(h)   The term **"Property"** shall mean the Copyrights, the Trademarks, and all other property rights relating to the Works and the Artwork.

(i)   The term **"Territory"** shall mean the United States, its territories and possessions and Canada.

(j)   The term **"Trademarks"** shall mean the name of the Property, PRECIOUS MOMENTS, the names associated with the Artwork, and all other trademarks used in connection with the Property.

(k)   The term **"Works"** shall mean those works of visual art marketed by PMI under any of the Trademarks.

2.   **Grant of License; Channels of Distribution**.

(a)   **Grant of License.** UM grants to the Licensee, on the terms and conditions set forth in this Agreement, the [*****] right and license to use the Copyrights and Trademarks in connection with the manufacture, distribution, sale, and advertising of the Licensed Products in the Territory via the channels of distribution specified in subparagraph 2(b).

(b)   **Channels of Distribution.** The Licensee shall have the right to offer the Licensed Products directly to or through the following channels of distribution: distributors selling directly to funeral homes. The Licensee shall have no right to distribute the Licensed Products (or distribute the Licensed Products to any party the Licensee has reason to believe will distribute the Licensed Products) (i) to a theme park or an amusement park; (ii) via television or other broadcast home shopping channels or services; or (iii) to discount stores, buyers clubs, jobbers, liquidators, or any other retailers selling goods at a deep discount.

3.   **Period of Agreement.** The period of this Agreement shall commence on January 1, 2005, and end on December 31, 2007. If the Licensee is desirous of extending the period of this Agreement beyond the foregoing expiration date, the Licensee shall provide UM with written notice of such desire at least six months prior to said expiration date; provided, however, that the Licensee's giving of such notice shall not create any right on the part of the Licensee or obligation on the part of UM to extend the period of this Agreement, and no extension of this Agreement beyond December 31, 2007, shall occur except through a formal written amendment to this Agreement signed by both parties.

4.   **Royalties and Marketing Expense Contributions.** In consideration for the rights granted to it under this Agreement, the Licensee agrees to pay UM the following royalties and Marketing Expense Contributions:

(a)   **Guaranteed Royalties.** On execution of this Agreement and on or before the subsequent dates indicated below the Licensee agrees to pay UM the following non-refundable Guaranteed Royalty Amounts [*****], which shall be set off as a credit against the royalties due UM under subparagraph 4(b) (but not as a credit against the amounts payable to UM under subparagraph 4 (d)):

Due Date	Guaranteed Royalty Amount
On execution of this Agreement	[*****]
September 1, 2005	[*****]
June 30, 2006	[*****]
December 31, 2006	[*****]

If UM has not received the Guaranteed Royalty Amount due on execution of this Agreement or the above-referenced letter of credit by the date 15 days from the date of UM's execution of this Agreement, UM shall have the right to terminate this Agreement, with immediate effect, by providing the Licensee with written notice of termination at any time prior to UM's receipt of said Guaranteed Royalty Amount payment.

(b)   **Percentage Royalties.** [*****]

(c)   **Sales to Subsidiaries or Other Controlled Parties.** If the Licensee sells a Licensed Product to a subsidiary or other party controlled by the Licensee ("Controlled Party"), or a series of Controlled Parties, the percentage royalty payable by the Licensee shall be calculated on the basis of the Net Sales Price for such Licensed Product charged by such Controlled Parties on resale of such Licensed Product to a third party or third parties that are not Controlled Parties. Sales to Controlled Parties shall be conditioned on such Controlled Parties agreeing in writing to be bound by all of the terms and conditions of this Agreement. The Licensee agrees to provide UM with copies of all such agreements between the Licensee and Controlled Parties.

(d)   **Marketing Expense Contributions.** In addition to the amounts payable by the Licensee under subparagraphs 4 (a) and 4 (b), the Licensee shall pay UM the following Marketing Expense Contributions (amounts payable by the Licensee under this subparagraph 4 (d) shall not be taken into consideration in calculating whether the Licensee has earned out any Guaranteed Royalty Amounts the Licensee is obligated to pay under this Agreement):

(e)   **Advance Marketing Expense Contributions.** On execution of this Agreement and on or before the subsequent dates indicated below the Licensee agrees to pay UM the following non-refundable Advance Marketing Expense Contributions [*****], which shall be set off as a credit against the amounts due UM under subparagraph 4(d)(ii):

Due Date	Advance Marketing Expense Contribution
On execution of this Agreement	[*****]
September 30, 2005	[*****]
June 30, 2006	[*****]
December 31, 2006	[*****]

(f)   **Percentage Marketing Expense Contributions.** As a contribution to UM's Property-related marketing expenses, the Licensee shall pay UM an amount equal to 1% of the Net Sales Price of all Licensed Products sold by the Licensee to its customers or distributors.

5. **Marketing Plans; Sales Projections**

(a) **Marketing Plans.** On execution of this Agreement and on or before each one-year anniversary of the commencement date of this Agreement, the Licensee shall provide UM with a written marketing plan with respect to the Licensed Products. Each such marketing plan shall include, on a Licensed Product-by-Licensed Product basis, a marketing timetable, channels and methods of distribution, nature and amount of advertising and advertising expenditures, the top ten existing customers for the Licensed Products (if any), the top ten targeted customers for the Licensed Products, retail sell-through information and results in connection with such top ten existing customers, and any other information which UM may ask the Licensee to include. Each marketing plan shall contain specific information for the one-year period immediately succeeding its submission and general estimates or projections for subsequent periods during which this Agreement remains in effect. Where available, the Licensee will provide on-line retail consumption information.

(b) **Budgets and Sales Projections.** On execution of this Agreement and on or before each September 30 while this Agreement remains in effect the Licensee shall provide UM with a written budget and sales projection reports with respect to the Licensed Products. On or before each March 31 and June 30 while this Agreement remains in effect the Licensee shall provide UM with sales projection reports. Budgets and sales projection reports shall be provided to UM using prescribed forms to be supplied to the Licensee by UM. In addition to the foregoing, the Licensee agrees at UM's request to provide re-forecasts of its budgets and sales projections.

6. **Marketing Commitments.**

(a) **Availability to Distributors.** The Licensee shall make the Licensed Products generally available to distributors selling directly to funeral homes in the Territory by November 1, 2005, and shall notify UM in writing that it has done so. If the Licensee fails to meet the foregoing obligations, UM shall have the right to terminate this Agreement with immediate effect, by providing the Licensee with written notice of termination.

(b) **Availability to Consumers.** The Licensee shall make the Licensed Products generally available to consumers in the Territory by November 1, 2005, and shall notify UM in writing that it has done so. If the Licensee fails to meet the foregoing obligations, UM shall have the right to terminate the Agreement with immediate effect, by providing the Licensee with written notice of termination.

7. **PRECIOUS MOMENTS 101.** Within 60 days of the execution of this Agreement, one or more representatives of the Licensee shall be obligated to participate in the PRECIOUS MOMENTS 101 Orientation Course provided by UM.

8.   **License Acknowledgment.** The Licensee by executing this Agreement acknowledges that it has reviewed and understands all provisions of this Agreement, including the attached Standard Terms and Conditions.

9.   **Standard Terms and Conditions.** This Agreement is subject to all of the provisions of the Standard Terms and Conditions which are attached to and made a part of the Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

UNITED FEATURE SYNDICATE, INC.,
d.b.a. UNITED MEDIA, as exclusive
worldwide licensing representative
of PRECIOUS MOMENTS,
INCORPORATED

By _____ SVP
                                                    Title

ETERNAL IMAGE

By _____ President & CEO
                                                    Title

_____
Clint Mytych
Typed or Printed Name of Licensee Officer
Signing Agreement

"PRECIOUS MOMENTS" LICENSE AGREEMENT
STANDARD TERMS AND CONDITIONS

SECTION A. QUALITY CONTROLS AND APPROVAL PROCEDURES FOR LICENSED PRODUCTS AND ADVERTISING MATERIALS.

A(1) **Warranty of Quality; Employment Practices.**

(a) **Warranty of Quality.** The Licensee warrants that the Licensed Products will be of very good quality in design, material, and workmanship and suitable for their intended purpose; that no injurious, deleterious, or toxic substances will be used in or on the Licensed Products; that the Licensed Products will not cause harm when used as instructed and with ordinary care for their intended purpose; and that the Licensed Products will be manufactured, sold, and distributed in strict compliance with all applicable laws and regulations.

(b) **Employment Practices.** The Licensee warrants that neither the Licensee nor any manufacturer used by the Licensee: (i) shall use in connection with the manufacture, distribution, and sale of the Licensed Products labor provided by persons younger than the age for completing compulsory education in the jurisdiction where the relevant activity occurs; (ii) shall use in connection with the manufacture, distribution, and sale of the Licensed Products any children younger than 15 years of age; (iii) shall employ any persons whose labor is provided involuntarily (such as prison laborers); (iv) shall use corporal punishment or other forms of mental or physical coercion in disciplining its employees; (v) shall discriminate in hiring and employment practices on grounds of race, religion, national origin, political affiliation, sexual orientation, or gender; (vi) shall fail to comply with local labor laws and regulations, including, but not limited to, laws and regulations designed to provide employees with a safe and healthy workplace and wage and hour laws and regulations (including those setting minimum wages, maximum overtime, and maximum daily hours that may be worked).

A(2) **Approval Procedures for Licensed Products and Advertising Materials; Approval Standards; Time for Approval by UM.**

(a) **General.** The Licensee shall comply with all reasonable procedures which UM and PMI may from time to time adopt regarding their approval of Licensed Products and Advertising Materials which the Licensee proposes to manufacture, sell, or use under this Agreement. These approval procedures shall be carried out on prescribed forms to be supplied to the Licensee by UM, and shall incorporate the basic approval requirements and steps outlined in the following subsections. With the prior written approval of UM, two or more approval steps may be combined into a single step. The Licensee agrees to retain all materials relating to approvals in its files while this Agreement remains in effect and for one year thereafter.

(b)   **Approval of Licensed Products.** With respect to each different Licensed Product which the Licensee proposes to manufacture and sell under this Agreement, the Licensee shall submit to UM for review and approval by UM and PMI the following materials for such Licensed Product, in the order stated.

> (i)   a generic sample of the type of Licensed Product in question (that is, a sample of the kind of merchandise article to which the Licensee proposes to add the Copyrights or Trademarks in producing the Licensed Product, showing the general quality standard which will be met by the Licensed Product), including any mechanical, video, and sound elements;

> (ii)   a concept for each design, item, and/or sku of the proposed Licensed Product, showing by rough art and product designs the nature and appearance of the proposed Licensed Product and describing the operation of any mechanical, video, and/or sound elements;

> (iii)   finished art or schematics for the Licensed Product, showing the exact use of the Copyrights or Trademarks on or in connection with the proposed Licensed Product;

> (iv)   a pre-production prototype sample of the Licensed Product, where appropriate, or a pre-production finial sample of the Licensed Product, showing in either case the exact form, finish, features, and quality the Licensed Product will have when manufactured in production quantities; and

> (v)   two identical production samples of the Licensed Product, to be submitted immediately upon commencement of production.

The Licensee shall comply with all of the foregoing approval steps for each Licensed Product, obtaining written approval from UM, and from PMI, through UM, at each step of the procedure, unless by prior written notice from UM it is exempted from any such step with respect to a specific Licensed Product. If the Licensee submits to UM for approval under this Section A(2)(b) an item which is not contained in the definition of "Licensed Products" set forth in paragraph 1 of this Agreement, and UM inadvertently approves such item, such approval shall not be deemed to add such item to said definition; in any such circumstance, the Licensee shall, upon receipt of written notice from UM, immediately and permanently cease manufacturing, distributing, selling, and advertising the item in question.

(c)   **Approval of Advertising Materials.** With respect to each different item of Advertising Material which the Licensee (or any party acting on its behalf) proposes to produce and use under this Agreement, the Licensee shall submit to UM for review and approval by UM and PMI the following materials, in the order stated:

> (i)   proposed written copy for the item of Advertising Material, with attached rough art showing how the Copyrights or Trademarks will be used in

connection with the copy, and, where appropriate, a description of all mechanical, video, and/or sound elements;

(ii)   final copy for the item, with finished "lift" art or other media, where appropriate, showing the use of the Copyrights or Trademarks;

(iii)   finished "mechanicals" or "masters" for the item; and

(iv)   six final printed samples of the item, where feasible (as, for example, in the case of packaging, labels, hangtags, printed brochures, catalogs, and the like), or, in the case of an item of Advertising Material for use on television, a VHS or DVD copy of such item.

The Licensee shall comply with all of the foregoing approval steps for each item of Advertising Material, obtaining written approval from UM, and from PMI, through UM, at each step of the procedure, unless by prior written notice from UM, it is exempted from any such step with respect to a specific item of Advertising Material.

(d)   **Approval Standards.** UM and PMI shall have the right to disapprove any materials submitted under Sections A(2)(b) or A(2)(c) if they determine, in the exercise of their good faith judgment, that the materials in question would impair the value and goodwill associated with the property, the Copyrights, the Trademarks and/or UM's licensing program therefore by reason of (i) their failure to satisfy the general quality standards set forth in Section A(1)(a); (ii) their use of art, designs, or concepts which fail accurately to depict the Artwork or would otherwise cause harm to the image or reputation of the Property or the Artwork; (iii) their use of materials which are unethical, immoral, or offensive to good taste; (iv) their failure to carry proper copyright or trademark notices; or (v) any other reasonable cause.

(e)   **Time for Approval.** UM agrees to use reasonable efforts to notify the Licensee in writing of approval or disapproval by UM and PMI of any materials submitted to UM under Sections A(2)(b) and A(2)(c) within 20 business days after UM's receipt of such materials, and agrees, in the case of disapproval, to notify the Licensee in writing of the reasons for disapproval.

A(3)   **Maintenance of Quality of Licensed Products; Inspection of Production Facilities.** The Licensee agrees to maintain the quality of each Licensed Product manufactured under this Agreement up to the specifications, quality, and finish of the production sample of such Licensed Product approved by UM and PMI under Section A(2)(b), and agrees not to change the Licensed Product in any material respect or to make any change in the art for the Licensed Product without first submitting to UM samples showing such proposed changes and obtaining written approval of such samples by UM, and PMI, through UM. From time to time after it has commenced manufacturing the Licensed Products, the Licensee, upon request, shall furnish free of charge to UM a reasonable number of random production samples of any licensed product specified by UM in its request. Also, upon request, the Licensee shall furnish to UM the addresses of the production facilities used by the Licensee for manufacturing the Licensed Products, and shall make arrangements for UM or PMI or their representatives to inspect such production facilities during reasonable business hours.

A4 **Prohibition Against Manufacture, Sale, or Use of Unapproved Licensed Products or Advertising Materials; Termination Right of UM.** The Licensee shall not have the right to manufacture, offer for sale, distribute, sell, or use any Licensed Product or item of Advertising Material unless it has complied with all of the approval procedures and requirements set forth in this Section A, and has obtained prior written approval of such Licensed Product or item of Advertising Material by UM, and PMI, through UM. Failure by the Licensee to comply with the provisions of this Section A shall constitute a material breach of this Agreement and shall be grounds for immediate termination of this Agreement by UM, as provided in Section K(1).

A(5) **Miscellaneous:**

(a) **Style Guides and Special Art.** With respect to Property-related style guides and periodic style guide updates or supplements ("Style Guides") and special Property-related artwork created for the Licensee at the Licensee's request ("Special Art"), the Licensee shall reimburse PMI, within 30 days of the licensee's receipt of an appropriate invoice, for all costs of supplying such Style Guides and Special Art to the Licensee, including, without limitation, travel expenses incurred at the Licensee's request by PMI's in-house art personnel. The Licensee shall pay PMI interest on late payments of invoices for Style Guides or Special Art at a rate of 1.5% per month. All Property-related artwork and any media created by or for the Licensee pursuant to this Agreement shall remain the property of PMI, and at UM's or PMI's request the Licensee shall promptly, at the Licensee's expense, deliver to UM or PMI all such media containing Property-related artwork.

(b) **Translations.** All translations of written material used on or in connection with the Licensed Products or Advertising Materials shall be accurate, and the Licensee, when submitting the Licensed Products and the Advertising Materials for approval, shall provide UM with English translations of all such written materials in a language other then English.

(c) **Special Provision on Production of Licensed Products.** The Licensee shall not, without UM's prior written consent, (i) have the Licensed Products printed or otherwise reproduced by another Licensee of UM; or (ii) print or have the Licensed Products printed using film or similar devices obtained by the Licensee from another Licensee of UM.

(d) **Transactions with Other Licensees.** The Licensee shall not, without UM's prior written consent, (i) sell or deliver to another UM Licensee the films or other devices used by the Licensee to produce the Licensed Products; or (ii) print or otherwise produce any items using the Copyrights or Trademarks for another UM Licensee.

(e) **Duplicate Films or Devices.** When requested by UM to do so, the Licensee shall supply duplicates of the films or other devices used by the Licensee in producing the Licensed Products to other Licensees of UM outside the Territory, at cost of duplication plus shipping.

(f) **Right of UM and PMI to Acquire Licensed Products.**

(i) **UM Right to Obtain Licensed Products.** During each one-year period while this Agreement remains in effect, UM shall have the right to obtain from the Licensee up to one unit of each Licensed Product. UM shall notify the Licensee in writing of its desire to obtain Licensed Products from the Licensee under this Section A(5)(f)(i), identifying the specific Licensed Products and the quantity of each such Licensed Product UM wishes to acquire. Within 15 business days of its receipt of any such request from UM, the Licensee shall ship the requested Licensed Products, to the extent they are then available, to UM free of charge and at the Licensee's expense. Any Licensed Products acquired by UM under this Section A(5)(f)(i) shall be royalty-free.

(ii) **Right of UM and PMI to Purchase Licensed Products.** In addition to the random production samples of the Licensed Products to be supplied by the Licensee to UM free of charge under Section A(5)(f)(i), UM and PMI shall be entitled at any time while this Agreement remains in effect to purchase from the Licensee, (A) at the Licensee's most favorable wholesale price, any available quantity of the Licensed Products, which may be resold by UM or PMI, or (B) at the Licensee's cost of manufacture, any available quantity of the Licensed Products, which may not be resold by UM or PMI. Any such Licensed Products purchased by UM or PMI shall be royalty-free.

(g) **Licensee's Name to Appear on Licensed Products.** All Licensed Products shall bear the Licensee's name, in a location specified by UM.

A(6) **Establishment of Policies and Procedures.** The Licensee shall, at its sole expense, establish policies and procedures reasonably calculated to insure that the Licensed Products are produced in accordance with this Section A.

SECTION B. RESTRICTIONS ON SALE OF LICENSED PRODUCTS; CONSEQUENCES OF VIOLATION OF RESTRICTIONS; EFFORTS TO SELL LICENSED PRODUCTS.

B(1) **Restrictions on Sale of Licensed Products.** The Licensed Products shall be sold to the public only through the channels of distribution specified in subparagraph 2(b), and only in the manner in which merchandise articles of the same general description are customarily merchandised to the public. The Licensee shall not use or sell the Licensed Products as premiums, or distribute the Licensed Products to third parties which the Licensee has reason to believe intend to use or sell the Licensed

Products as premiums. Use or sale of the Licensed Products as "premiums," for purposes of the foregoing provisions, shall mean use or sale of the Licensed Products in connection with the following kinds of promotional activities: self-liquidator programs, joint merchandising programs; giveaways; sales incentive programs; door openers; traffic builders; and any other kinds of promotional programs designed to promote the sale of the Licensed Products or other goods or services of the Licensee or a third party.

B(2) **Consequences of Violation of Restrictions.** If the Licensee breaches the provisions of Section B(1) by using or selling the Licensed Products as premiums, the provisions of this Section B(2) shall apply, whether or not UM elects to exercise its rights under Section K with respect to such breach. On all Licensed Products used or sold by the Licensee as premiums, the Licensee shall pay UM a percentage royalty five percentage points higher than the percentage royalty for regular sales specified in subparagraph 4(b). Such percentage royalty shall be calculated as if such Licensed Products used or sold as premiums had been sold by the Licensee at a Net Sales Price equal to the average Net Sales Price for the same Licensed Products sold by the Licensee through its authorized channels of distribution during the calendar quarter in which the Licensee's use or sale of such Licensed Products as premiums occurred.

B(3) **Restriction on Sales to Distributors.** The Licensee shall not sell Licensed Products to wholesalers, jobbers, or distributors unless authorized in writing to do so by UM on a case-by-case basis. The contract of sale between the Licensee and each approved distributor shall be subject to UM's prior written approval. Such contracts of sale shall incorporate all conditions and restrictions set forth in this Agreement governing the sale and distribution of the Licensed Products and shall authorize UM to commence actions directly against distributors to enforce such conditions and restrictions. The Licensee agrees strictly to enforce against its distributors all such terms and conditions, and to cooperate fully with UM in connection with actions taken by UM to enforce such terms and conditions.

B(4) **Efforts to Sell Licensed Products.**

(a) **Failure to Submit Prototype.** If within three months of the execution of this Agreement the Licensee has failed to submit to UM a prototype of a particular Licensed Product, UM shall have the right to delete such Licensed Product from the definition of "Licensed Products," by giving written notice of such deletion to the Licensee, and upon the sending of such notice, all rights to such Licensed Product shall revert to UM.

(b) **Good Faith Effort to Exploit Rights.** If within three months of the execution of this Agreement the Licensee has failed to take any good faith steps to exploit the rights granted to it (for example, by seeking to obtain UM's approval of a proposed Licensed Product, or commencing to manufacture and sell an approved Licensed Product,) UM shall have the right to terminate this Agreement immediately by giving written notice of termination to the Licensee.

(c)   **General Obligation as to Manufacture and Sale of Licensed Products.** The Licensee agrees to manufacture the Licensed Products at the Licensee's own expense in sufficient quantities to meet the reasonably anticipated demand. The Licensee also agrees to exercise reasonable efforts to advertise and promote the Licensed Products at its own expense and to use its best efforts to sell the Licensed Products in the Territory.

(d)   **UM Right to Eliminate country from Territory.** If at any time during the period of this Agreement the Licensee is not making regular sales of more than a nominal nature of any of the Licensed Products in a country of the Territory, as determined by UM, UM shall have the right, upon giving 30 days prior written notice to the Licensee, to terminate the Licensee's rights for all Licensed Products for such country.

(e)   **UM Right to Terminate Licenses for Specific Licensed Product.** If at any time during the period of this Agreement the Licensee is not making regular sales of more than a nominal nature of a particular Licensed Product in a country of the Territory, as determined by UM, UM shall have the right, upon giving 30 days prior written notice to the Licensee, to terminate the Licensee's rights for such Licensed Product for such country. In order to assist UM in reviewing its marketing activities, the Licensee agrees to furnish UM upon request complete information evidencing on a country-by-country basis the Licensee's efforts to market the Licensed Products in such countries.

(f)   **Effect of Termination of Rights as to Licensed Product or Portion of Territory.** UM's termination, pursuant to Sections B(4)(d) or B(4)(e), of the Licensee's rights with respect to a particular Licensed Product or a country of the Territory shall not reduce or otherwise alter the Guaranteed Royalty Amounts due UM from the Licensee under this Agreement.

B(5)   **Special Sales.** For purposes of this Agreement, the term "Special Sale" shall mean a sale of the Licensed Products through channels of distribution not included within the Licensee authorized channels of distribution or otherwise not permitted or authorized by the terms and conditions of this Agreement. Special Sales shall include, by way of illustration, but not limitation, sales of Licensed Products created specifically for a particular retailer and sold to such retailer on a non-returnable basis, and sales of Licensed Products to another UM Licensee with the intention that such other UM Licensee will package such Licensed Products with products bearing the Copyrights and Trademarks produced by such other UM Licensee. All Special Sales shall be subject to UM's prior written approval, which may be granted or withheld in UM's absolute discretion. On all Licensed Products sold by the Licensee in connection with a Special Sale, the Licensee shall pay UM a percentage royalty to be agreed by the parties at the time of UM's approval of such Special Sale. Each sale off the Licensed Products in connection with a Special Sale approved in advance in writing by UM shall be separately identified in the Licensee's quarterly royalty accountings to UM under Section C(5) of this Agreement.

SECTION C. ROYALTIES: STATEMENTS

C(1)   **Basis for Computation of Royalties.** All royalties and Marketing Expense Contributions due to UM shall accrue upon the sale of the Licensed Products, regardless of the time of collection by the Licensee. For purposes of this Agreement, a Licensed Product shall be considered "sold" as of the date on which such Licensed Product is billed, invoiced, shipped, or paid for, whichever event occurs first. If any Licensed Products are consigned to an approved distributor by the Licensee, the Licensed Products shall be considered "sold" by the Licensee as of the date on which such distributor bills invoices, ships, or receives payment for any of the Licensed Products, whichever event occurs first. Royalties and Marketing Expense Contributions payable by the Licensee on sales of the Licensed Products made in violation of any of the provisions of this Agreement shall not be taken into consideration in calculating whether the Licensee's sales of the Licensed Products have earned out any Guaranteed Royalty Amounts and/or Advance Marketing Expense Contributions the Licensee is obligated to pay under this Agreement.

C(2)   **Time of Payment.**

(a)   **Time of Payment – Royalties.** The Licensee shall pay all royalties owing to UM under this Agreement for any calendar quarter within 30 days following the end of the calendar quarter in question. All royalty amounts in this Agreement are stated in U.S. Dollars, and all royalty payments shall be made in U.S. Dollars. All royalty statements required to be submitted by the Licensee shall be submitted within 30 days following the end of the calendar quarter to which they relate and shall accompany the royalty payments made to UM. All royalty checks, which shall be made payable to UM and accounting statements (as required by Section C(5)(a) shall be sent by the Licensee to the following address:

> United Media
> Attn: Controller, Licensing
> P. O. Box 85271
> Cincinnati, OH 45264

Alternatively, royalty payments may be made by wire transfer to the following account, with accounting statements sent to the above address:

> US Bank
> Attn: United Media
> #801-3641
> ABA#042000013
> Cincinnati, OH 45202

Copies of all royalty checks or wire transfer confirmations and accounting statements shall be sent simultaneously to the following address:

> United Media
> Attn: Financial Manager, Licensing
> 200 Madison Avenue, 4th Floor
> New York, New York 10016

(b) **Time of Payment – Marketing Expense Contributions.** The Licensee shall pay all Marketing Expense Contributions owing to UM under this Agreement for any calendar quarter within 30 days following the end of the calendar quarter in question. All Marketing Expense Contribution amounts in this Agreement are stated in U.S. Dollars, and all Marketing Expense Contribution payments shall be made in U.S. Dollars. All Marketing Expense Contribution statements required to be submitted by the Licensee shall be submitted within 30 days following the end of the calendar quarter to which they relate and shall accompany the Marketing Expense Contribution payments made to UM. All Marketing Expense Contribution checks (which shall be made payable to UM PRECIOUS MOMENTS Marketing Fund) and accounting statements (as required by Section C(5)(b) shall be sent by the Licensee to the following address:

> UM PRECIOUS MOMENTS Marketing Fund
> P. O. Box 641865
> Cincinnati, OH 45264-1865

Copies of all Marketing Expense Contribution checks and accounting statements shall be sent to the following address:

> United Media
> Attn: Financial Manager, Licensing
> 200 Madison Avenue, 4th Floor
> New York, New York 10016

(c) **Royalty Adjustments.** The receipt or acceptance by UM of any royalty or Marketing Expense Contribution statements furnished pursuant to this Agreement, or the receipt or acceptance of any royalty or marketing expense contribution payments made, or the fact that UM has previously audited the periods covered by such royalty or Marketing Expense Contribution statements shall not preclude UM from questioning their accuracy at any time. If any inconsistencies or mistakes are discovered in such statements or payments, appropriate adjustments shall be made immediately by the parties. The Licensee shall pay UM interest on a late royalty and/or Marketing Expense Contribution payment at a rate of 1.5% per month, compounded monthly.

C(3) **Negotiation of Royalty on Discounted Sales.** If the Licensee proposes to sell any Licensed Product at a price which is less than 10% above the Licensee's manufactured cost of such Licensed Product, the Licensee shall so notify UM in writing. UM shall have a right of prior approval over any such proposal, and if it approves such a proposal, the parties agree to negotiate in good faith with regard to a percentage royalty higher than that specified in paragraph 4 to be payable by the Licensee with respect to such sale.

C(4)   **Deductions; Taxes; Remittance Controls.**

(a)   **Deductions.** There shall be no deduction from the royalties owed to UM for uncollectible accounts, or for taxes, fees, assessments, or other expenses of any kind which may be incurred or paid by the Licensee in connection with: (i) royalty payments due UM; (ii) the manufacture, sale, distribution, or advertising of the Licensed Products in the Territory; or (iii) the transfer of funds or royalties or the conversion of any currency into U.S. Dollars. It shall be the Licensee's sold responsibility at its expense to obtain the approval of any governmental authorities; to take whatever steps may be required to effect the payment of funds to UM; to minimize or eliminate the incidence of taxes, fees, or assessments which may be imposed; to enable it to commence or continue doing business in any country; and to comply in any and all respects with all applicable laws and regulations.

(b)   **Taxes.** Notwithstanding the provisions of the preceding Section C(4)(a), if (i) any country imposes a withholding tax against UM, as Licensor, with respect to the royalties payable to UM by the Licensee on sales of the Licensed Products in such country, (ii) such tax is paid by the Licensee on behalf of UM, and (iii) such tax is an income tax as to which a foreign tax credit is allowable to UM under Section 901 of the Internal Revenue Code of 1986, as amended, the Licensee may deduct the amount of such withholding tax from the royalties paid to UM under this Agreement on the condition that the Licensee furnishes to UM all information and documentation required by UM to enable UM to obtain a foreign tax credit on its U.S. income tax return with respect to such withholding tax payments by the Licensee.

(c)   **Remittance Controls.** If any payment required to be made to UM pursuant to this Agreement cannot be made when due because of exchange controls imposed by a law or regulation of any country of the Territory, and such payment remains unpaid for such reason for 180 days, the Licensee shall, recommend to UM, in writing, either of the following alternative methods of handling such payment: (i) if local currency can be converted legally into currencies other than U.S. Dollars for purposes of foreign remittances, the Licensee may recommend that UM receive such payment in any such currency as UM may specify, and in such case the amount payable in foreign currency so selected shall be determined by reference to the then applicable rate of exchange most favorable to UM; (ii) the Licensee may recommend that UM elect to have payment made to it in local currency deposited to the credit of UM in a bank account in the foreign country in question designated by UM, upon which the Licensee shall furnish to UM evidence of such deposit. UM shall have the right, at its sole discretion, to elect which method of payment it will require the Licensee to adopt.

C(5)   **Royalty and Marketing Expense Contribution Statements.**

(a)   **Royalty Statements.** The Licensee shall furnish to UM, at the same time it makes payment of royalties, a full and complete statement, duly certified by an officer of the Licensee to be true and accurate, showing the number of each stock keeping unit ("sku") of the Licensed Products manufactured during the calendar quarter in question, the number of each sku of the Licensed Products sold during the calendar quarter in question, the number of each sku of the Licensed Product sold during the calendar quarter in question (including a separate listing for skus of the Licensed Product sold via the Internet or other electronic sales channels), the bar code for each sku of the Licensee Products, the total gross sales revenues for each sku of the Licensed Products, an itemization of all allowable deductions, if any, the Net Sales Price for each sku of the Licensed Products sold, the amount of royalties due with respect to such sales, the names of the five customers that purchased the highest wholesale value of the Licensed Products from the Licensee during the calendar quarter in question along with the wholesale value of the Licensed Products purchased by each such customer, and copies of contracts for any sales to Controlled Parties as required by subparagraph 4(c), together with such other pertinent information as UM may reasonably request from time to time. There shall be a breakdown of sales of Licensed Products by country, and all figures and monetary amounts shall first be stated in the currency in which the sales were actually made. If several currencies are involved in any reporting category, that category shall be broken down by each such currency. Next to each currency amount shall be set forth the equivalent amount stated in U.S. Dollars, and the rate of exchange used in making the required conversion calculation. The rate of exchange shall be the actual rate of exchange obtained by the Licensee on the date of payment. UM shall have the right, on providing the Licensee with reasonable prior written notice, to modify the elements of the information the Licensee is obligated to provide UM in connection with its royalty accountings provided to UM under this Section C(5)(a).

(b)   **Marketing Expense Contribution Statements.** In addition to the royalty accounting statements required by Section C(5)(a), the Licensee shall furnish to UM, at the same time it makes payment of royalties, a full and complete statement, duly certified by an officer of the Licensee to be true and accurate, showing the amount of the Marketing Expense Contribution due from the Licensee with respect to the Licensee's sales of the Licensed Products during the calendar quarter in question, together with such other pertinent information as UM may reasonably request from time to time.

SECTION D. BOOKS OF ACCOUNT AND OTHER RECORDS; AUDITS.

D(1)   **Retention of Records.** While this Agreement remains in effect and for two years thereafter, the Licensee shall keep full and accurate books of account and copies of all documents and other material relating to this Agreement at the Licensee's principal office. UM, by its duly authorized agents and representatives, shall have the right on reasonable prior notice to audit such books, documents, and other material, shall have access thereto during ordinary business hours, and shall be at liberty to make copies of such books, documents, and other material. At UM's request, the Licensee shall provide an authorized employee to assist in the examination of the Licensee's records.

D(2)   **Audits by UM.** If any audit of the Licensee's books and records reveals that the royalties and/or Marketing Expense Contributions actually accounted for and paid to UM with respect to any period were underpaid or overpaid by 5% or more, the Licensee shall, in addition to paying UM any underpaid royalties and/or underpaid

Marketing Expense Contributions, reimburse UM for professional fees and direct out-of-pocket expenses incurred in conducting such audit, together with interest on the underpaid royalty, and/or underpaid Marketing Expense Contribution amount at a rate of 1.5% per month, compounded monthly.

D(3)   **Failure to Provide Adequate Accountings or Maintain Adequate Records.** If the royalty accountings or Marketing Expense Contribution accountings submitted by the Licensee to UM under Section C(5) do not contain all information required by the provisions of Section C(5), if UM schedules an audit of the Licensee's books and records and finds that the Licensee's books and records cannot be audited, the Licensee shall pay UM within 15 days of its receipt of notice from UM invoking the provisions of this Section D(3), as liquidated damages and not as a penalty, an amount equal to twice the Guaranteed Royalty Amounts and/or Advance Marketing Expense Contribution payments due UM under this Agreement with respect to the periods as to which the Licensee has provided inadequate information or UM was unable to audit.

SECTION E. TRADEMARK PROTECTION.

E(1)   **Trademark Uses Inure to PMI's Benefit.** All trademark uses of the Trademarks by the Licensee shall inure to the benefit of PMI, which shall own all trademarks and trademark rights created by such uses. The Licensee hereby assigns and transfers to PMI all trademark and trademark rights created by such uses of the Trademarks, together with the goodwill of the business in connection with which such trademarks area used.

E(2)   **Trademark Registrations.** On behalf of PMI, UM shall have the right, but not the obligation, to file in the appropriate offices of countries of the Territory trademark applications relating to the use or proposed use by the Licensee of any of the Trademarks in connection with the Licensed Products, such findings to be made in the name of PMI or in the name of any third party selected by PMI.

E(3)   **Records Relative to Trademark Uses.** The Licensee shall keep appropriate records (including copies of pertinent invoices and correspondence) relating to the dates when each of the Licensed Products is first placed on sale or sold in each country of the Territory, and the dates of first use in each country of each different Trademark on the Licensed Products and Advertising Materials. At UM's request, the Licensee shall supply UM with samples of the trademark usages in question and other information which will enable UM to complete and obtain trademark applications or registrations on behalf of PMI, or to evaluate or oppose any trademark applications, registrations, or uses of third parties.

E(4)   **Registered User Laws.** As to those countries which require applications to register the Licensee as a registered user of a Trademark or Trademarks used on or in connection with the Licensed Products or which require the recordation of this Agreement, the Licensee agrees to execute and deliver to UM such documents as may be necessary and as are furnished by UM for such purposes.

E(5)   **Trademark Notices.** The Licensee agrees to affix to the Licensed Products and to the Advertising Materials such trademark notices as may be specified by UM. When one of the Trademarks is used as a trademark for any Licensed Product, the name shall be properly used as a trademark in a larger or bolder type than the Licensed Product (e.g., PRECIOUS MOMENTS casket), and shall not be used as the generic name of the Licensed Product.

E(6)   **No Assertion of Rights.** The Licensee shall not, during the period of this Agreement or thereafter, directly or indirectly: (a) assert any interest or property rights in any of the Trademarks or any word or phrase confusingly similar with any of the Trademarks or associated with the Property; or (b) register, attempt to register, or adopt any of the Trademarks, or any word or phrase confusingly similar with any of the Trademarks or associated with the Property, as a trademark, service mark, trade name, corporate name, or Internet domain name; or (c) challenge or deny the validity of the Trademarks or PMI's ownership of the Trademarks; or (d) permit or acquiesce in any of the foregoing activities by any of the Licensee's subsidiaries, manufacturers, approved distributors, shareholders or other owners of an equity interest, or the agents or employees of any of the foregoing, or of the Licensee.

SECTION F. COPYRIGHT PROVISIONS.

F(1)   **Copyright Notices.** The authorization of UM and PMI to the Licensee to make public distribution of the Licensed Products and Advertising Materials is expressly conditioned upon the following agreement of the Licensee. The Licensee agrees to place on all Licensed Products and on all Advertising Materials the copyright notice or notices in the name of PMI specified in writing by UM.

F(2)   **Affixation of Notice; Name of Copyright Owner.** The Licensee acknowledges that proper copyright notices must be permanently affixed to all Licensed Products and Advertising Materials and to any separate portions of Licensed Products or Advertising Materials which contain the Artwork and which are intended to be used separately by the purchaser or ultimate user. The Licensee agrees that it will not, without UM's prior written consent, affix to the Licensed Products or the Advertising Materials a copyright notice in its name or the name of any person, firm, or corporation other than PMI.

F(3)   **Assignment by Licensee.** The Licensee sells, assigns, and transfers to PMI its entire worldwide right, title, and interest in and to all "new works" or "derivative works" previously or hereafter created using or based on the Artwork, including, but not limited to, the copyrights and renewal copyrights thereon. If parties who are not employees of the Licensee living in the U.S. make or have made any contribution to the creation of a "new work" so that such parties might be deemed to be authors of such "new work" as that term is used in present or future U.S. copyright statutes, the Licensee agrees to obtain from such parties a comparable full assignment of rights so that the foregoing assignment by the Licensee vests in PMI full rights in the "new work," free of any claims, interests, or rights of other parties. The Licensee agrees not to permit any of its employees to obtain or reserve by oral or written employment agreements any rights as "authors" of such "new works." At UM's request, the Licensee agrees to furnish UM with full information concerning the creation of "new works" and with copies of assignments of rights obtained from other parties.

SECTION G. INDEMNIFICATIONS; PRODUCT LIABILITY INSURANCE

G(1) **Licensee's Indemnification.** The Licensee agrees to indemnify and hold UM and PMI harmless from any and all claims, liabilities, judgments, penalties, losses, costs, damages, and expenses resulting therefrom, including reasonable attorney's fees, but excluding lost profits): (a) made by third parties against UM or PMI or suffered or incurred by UM or PMI arising by reason of or in connection with any act under or in violation of this Agreement by the Licensee, its subsidiaries, manufacturers, approved distributors, or other persons, or the employees or agents of any of the foregoing or of the Licensee, including, but not limited to, the manufacture, distribution, exploitation, advertising, sale, or use of the Licensed products by any of them, but excluding any claims based solely upon the use of the Copyrights or the Trademarks by the Licensee in accordance with the terms of this Agreement; (b) suffered or incurred by UM or PMI as a result of the exercises by UM of its termination rights against third parties which are provided for in any agreements entered into between the Licensee and such third parties in accordance with the provisions of Section J; or (c) suffered or incurred by UM or PMI as a result of (i) the sale or distribution of the Licensed Products outside the Territory by the Licensee or any third party; (ii) the sale or distribution of the Licensed Products outside the Licensee's authorized channels of distribution by the Licensee or any third party; or (iii) the sale or distribution of the Licensed Products in violation of any other restriction on the sale or distribution of the Licensed Products, including, but not limited to, those restrictions set forth in Sections B(1) or B(3).

G(2) **UM's Indemnification.** UM agrees to indemnify and hold the Licensee harmless from any and all claims (and liabilities, judgments, penalties, losses, costs, damages, and expenses resulting therefrom, including reasonable attorney's fees, but excluding lost profits) made by third parties against the Licensee asserting rights in the Artwork and based solely upon the use of the Artwork by the Licensee in strict accordance with the terms of this Agreement.

G(3) **Claims Procedures.** With respect to any claims falling within the scope of the foregoing indemnifications: (a) each party agrees promptly to notify the other of and keep the other fully advised with respect to such claims and the progress of any suits in which the other party is not participating; (b) each party shall have the right to assume, at its sole expense, the defense of a claim or suit made or filed against the other party; (c) each party shall have the right to participate, at its sole expense, in any suit instituted against it and to approve any attorneys selected by the other party to defend it, which approval shall not be unreasonably withheld or delayed; and (d) a party assuming the defense of a claim or suit against the other party shall not settle such claim or suit without the prior written approval of the other party, which approval shall not be unreasonably withheld or delayed.

G(4)   **Product Liability Insurance.** The Licensee agrees to obtain and maintain during the period of this Agreement, and for three years following expiration or termination of the Agreement, at its own expense, product liability insurance providing protection (at a minimum, in the amount of $2,000,000 per occurrence/$2,000,000 annual aggregate) applicable to any claims, liabilities, damages, costs, or expenses arising out of any defects or alleged defects in the Licensed Products. Such insurance shall include coverage of UM and PMI, and their directors, officers, agents, employees, assignees, and successors. Within 30 days after the execution of this Agreement by UM, the Licensee shall cause the insurance company issuing such policy to add UM and PMI to such policy as additional insureds and to issue a certificate to UM confirming that such policy has been issued and is in full force and effect and provides coverage of UM and PMI as required by this Section G(4), and also confirming that before any cancellation, modification, or reduction in coverage of such policy the insurance company shall give UM 30 days prior written notice of such proposed cancellation, modification, or reduction. Any insurance carried by UM or PMI shall be deemed excess insurance, not subject to contribution.

SECTION H. RESERVATION OF RIGHTS.

All rights in and to the Property (including premium rights in the Licensed Products) are retained by UM and PMI for their own use, except for the specific rights in the Property licensed to the Licensee under this Agreement. UM and PMI reserve the right to use, and to license other parties to use, the Property in the Territory for any purpose UM or PMI may determine.

SECTION I. INFRINGEMENTS: CLAIMS.

I(1)   **Infringements.** When the Licensee learns that a party is making unauthorized uses of the Copyrights or Trademarks, the Licensee agrees promptly to give UM written notice giving full information with respect to the actions of such party. The Licensee agrees not to make any demands or claims, bring suit, effect any settlements, or take any other action against such party without the prior written consent of UM. The Licensee agrees to cooperate with UM, at no out-of-pocket expense to the Licensee, in connection with any action taken by UM to terminate infringements. UM shall retain 100% of all net amounts recovered from infringers.

I(2)   **Claims.** If claims are made against UM or the Licensee by a party asserting the ownership of rights in a name or design which is the same as or similar to one of the Copyrights or Trademarks, and asserting further that the use of a particular Copyright or Trademark by the Licensee infringes the rights of such party, or if the parties learn that another party has or claims rights in a trademark, name, or design which would or might conflict with the proposed or actual use of a Copyright or Trademark by the Licensee, UM and the Licensee agree in any such case to consult with each other on a suitable course of action. In no event shall the Licensee have the right, without the prior written consent of UM, to acknowledge the validity of the claim of such party, to obtain or seek a license from such party, or to take any other action which might impair the ability of UM to contest the claim of such party if UM so elects. The Licensee agrees at UM's request to make reasonable modifications requested by UM in the Licensee's use of the Copyrights or Trademarks in question or to discontinue their use in the country of the Territory in question on the particular Licensed Product or Licensed Products which are involved, if UM, in its sole discretion, reasonably exercised, determines that such action is necessary to resolve or settle the claim or suit or eliminate or reduce the threat of a claim or suit by such party. UM shall have the right to participate fully at its own expense in the defenses of any claim or suit institute against the Licensee with respect to the use by the Licensee of a Copyright or Trademark.

SECTION J. NO SUBLICENSING; AGREEMENTS WITH MANUFACTURERS.

J(1)   **Sublicensing.** The Licensee shall not have the right to sublicense any of the rights granted to it under this Agreement. For purposes of this Agreement, "sublicense" means authorizing a third party to use the Copyrights and Trademarks in connection with the manufacture, distribution, sale, and advertising, for such third party's own account, of the Licensed Products.

J(2)   **Manufacturers.** The Licensee shall have the right to arrange with another party to manufacture the Licensed Products or components thereof for exclusive sale, use, and distribution by the Licensee. Each such manufacturer shall be subject to UM's prior written approval. If UM approves the use by the Licensee of a particular manufacturer, the Licensee agrees within ten business days of its receipt of such approval to enter into a written agreement with such manufacturer, and agrees to incorporate into such written agreements all of the provisions, for the protection of the rights of UM and PMI, which are contained in the form manufacturer agreement which has been prepared by UM for such purposes, and which is available from UM. The Licensee further agrees to furnish UM within 30 days of their execution copies of all agreements with such manufacturers.

J(3)   **Enforcement of Manufacturer Agreements.** The Licensee agrees strictly to enforce against its manufacturers all of the provisions which are required to be included in such agreements for the protection of UM, as provided in Section J(2); to advise UM of any violations thereof by manufacturers, and of corrective actions taken by the Licensee and the results thereof; and at the request of UM to terminate such an agreement with any manufacturer which violates any of such provisions for the protection of UM and PMI. If the Licensee fails to exercise such termination rights by giving written notice to the manufacturer in question within 20 days after being requested to do so in writing by UM, the Licensee appoints UM its irrevocable attorney-in-fact to send a notice of termination in the name of the Licensee to such manufacturer for the purpose of terminating the agreement or any specific rights of the manufacturer under such agreement.

SECTION K. BREACH AND TERMINATION.

K(1)   **Immediate Right of Termination.** UM shall have the right to terminate this Agreement immediately by giving written notice to the Licensee, in any of the following situations:

(a)   If the Licensee breaches any of the provisions of Section A(1)(b).

(b)   If the Licensee makes, sells, offers for sale, or distributes or uses any Licensed Product or Advertising Material without having the prior written approval of UM and PMI, as required by Section A, or makes any use of the Copyrights or Trademarks not authorized under this Agreement.

(c)   If the Licensee fails to make any Guaranteed Royalty Amount payment by the date such payment is required under the provisions of paragraph 4; or if the Licensee fails to submit royalty statements and/or royalty payments to UM during the time period specified in Section C(2)(a); or if the Licensee fails to make any Advance Marketing Expense Contribution payment by the date such payment is due under the provisions of paragraph 4; or if the Licensee fails to submit Marketing Expense Contributions or Marketing Expense Contribution statements to UM during the time period specified in Section C(2)(b).

(d)   If the Actual Sale Royalties for any period are less than the total of all Guaranteed Royalty Amount payments required to be made by the Licensee with respect to such period.

(e)   If the Licensee becomes subject to any voluntary or involuntary order of any governmental agency involving the recall of any of the Licensed Products because of safety, health, or other hazards or risks to the public.

(f)   If, other than under Title 11 of the United States Code, the Licensee becomes subject to any voluntary or involuntary insolvency, cession, bankruptcy, or similar proceedings, or an assignment for the benefit of creditors is made by the Licensee, or an agreement between the Licensee and its creditors generally is entered into providing for extension or composition of debt, or a receiver is appointed to administer the assets of the Licensee, or the assets of the Licensee are liquidated, or any distress, execution, or attachment is levied on such of its manufacturing or other equipment as is used in the production and distribution of the Licensed Products and remains undischarged for a period of 30 days.

(g)   If the Licensee breaches any of the provisions of Section 3.

(h)   If the Licensee breaches any of the provisions of Section M(1).

K(2)   **Assumption and Rejection Under U.S. Bankruptcy Code.** After any order for relief under the Bankruptcy Code is entered against the Licensee, the Licensee must assume or reject this Agreement within 60 days after the order for relief is entered. If the Licensee does not assume the Agreement within such 60-day period, UM may, at its sole option, terminate this Agreement immediately by giving written notice to the Licensee, without further liability on the part of UM. The Licensee agrees that any payments due UM under this Agreement after any order for relief under the Bankruptcy Code is entered against the Licensee shall be entitled to treatment as administrative expenses under Section 503 of the Bankruptcy Code, and shall be immediately paid when due to UM, without the need for UM to file an application or motion in the Licensee's bankruptcy case for payment of such administrative expenses.

K(3)   **Curable Breaches.** If either party breaches any of the terms and provisions of this Agreement other than those specified in Section K(1), and the party involved fails to cure the breach within 30 days after receiving written notice by certified or registered mail or overnight courier from the other party specifying the particulars of the breach, the non-defaulting party shall have the right to terminate this Agreement by giving written notice to the defaulting party by registered or certified mail.

K(4)   **Effect of Termination.** Termination of this Agreement under the provisions of this Section K or the provisions set forth elsewhere in this Agreement shall be without prejudice to any rights or claims which UM may otherwise have against the Licensee. Upon the termination of this Agreement all royalties and Marketing Expense Contributions on sales previously made and all Guaranteed Royalty Amount payments and Advance Marketing Expense Contribution payments that would have been payable by the Licensee following termination shall become immediately due and payable to UM. Upon the termination of this Agreement under the provisions of Section K(1)(f) or K(2) of this Agreement, the Licensee, its receivers, trustees, assignees, or other representatives shall have no right to sell, exploit, or in any way deal with the Licensed Products, the Advertising Materials, the Copyrights, or the Trademarks, except with the special written consent and instructions of UM.

K(5)   **Discontinuance of Use of Copyrights, Trademarks, Etc..** Subject to the provisions of Section K(6), upon the expiration or earlier termination of this Agreement the Licensee agrees immediately and permanently to discontinue manufacturing, selling, advertising, distributing, and using the Licensed Products and Advertising Materials; immediately and permanently to discontinue using the Copyrights and Trademarks; at UM's option, immediately to destroy, in the presence of UM's designated representative, any films, molds, dies, patterns, or similar items from which the Licensed Products and Advertising Materials were made, where any Copyright or Trademark is an integral part thereof, or, alternatively, deliver such films, molds, dies, patterns, or similar items to UM's designated representative; immediately deliver to UM or its designated representative, at the Licensee's expense, all Property-related materials in the Licensee's possession, custody or control, whether created by the Licensee or supplied to the Licensee by UM, including, but not limited to, Property-related art banks, Style Guides, and analogous materials; and immediately to terminate all agreements with manufacturers, approved distributors, and others which relate to the manufacture, sale, distribution, and use of the Licensed Products. On termination of this Agreement by UM for cause, the Licensee shall, at UM's option and at the Licensee's expense, either deliver its inventory of the Licensed Products to UM or UM's designated representative, or destroy its inventory of the Licensed Products and supply UM with notarized certificate of destruction. If the parties negotiate beyond the expiration date of this Agreement with respect to the terms and conditions of an extension of the period of this Agreement and then fail to reach agreement on such terms and conditions, such period of negotiation shall not be deemed to extend the period of this Agreement beyond its expiration date or to extend the sell-off period provided for in Section K(6). The Licensee shall pay percentage royalties and percentage Marketing Expense Contributions on all Licensed Products sold by the Licensee during any such period of negotiation even the Licensee has not earned out 100% of any Guaranteed Royalty Amount or Advance Marketing Expense Contribution payments made by the Licensee pursuant to this Agreement.

K(6)   **Disposition of Inventory upon Expiration.** Notwithstanding the provisions of Section K(5), if this Agreement expires in accordance with its terms, and is not terminated for cause by UM, the provisions of this Section K(6) shall apply. If the Licensee delivers to UM on or before the date 30 days prior to the expiration of this Agreement a written inventory listing, on a Licensed Product-by-Licensed Product basis, all Licensed Products in the Licensee's possession, custody, or control as of the date of such inventory, the Licensee shall have the [*****] right to sell any Licensed Products listed on such inventory for a period of 90 days immediately following such expiration, subject to the payment of royalties to UM on any such sales in accordance with the terms of this Agreement. Following the expiration of said sell-off period, the Licensee shall, at UM's option, either deliver its remaining inventory of the Licensed Products to UM or UM's designated representative, or destroy its remaining inventory of the Licensed Products and supply UM with a notarized certificate of destruction. The Licensee shall pay percentage royalties and percentage Marketing Expense Contributions on all Licensed Products sold by the Licensee during said sell-off period even if the Licensee has not earned out 100% of any Guaranteed Royalty Amount payments or Advance Marketing Expense Contributions made by the Licensee pursuant to this Agreement. UM shall have the right (but not the obligation) to buy any or all of the License Products listed on such inventory at the Licensee's cost of manufacture. The sell-off right granted the Licensee under this Section K(6) shall in no event apply to a quantity of any Licensed Product exceeding 50% of the Licensee's average quarterly unit sales of such Licensed Product during the one-year period immediately preceding the expiration of this Agreement. If the Licensee breaches the provisions of this Section K(6) by selling the Licensed Products after the sell-off period, the Licensee shall pay UM, as liquidated damages, and not as a penalty, a percentage royalty three times the percentage royalty specified in subparagraph 4(b).

SECTION L. RIGHTS OF UM IN PROPERTY.

The Licensee recognizes that all rights of UM in the Property are derived from UM's Agreement with PMI, and that if for any reason UM's rights under said Agreement are terminated, UM's rights and obligations under this Agreement shall be automatically assigned to PMI, without liability to UM. Following such automatic assignment, PMI shall be substituted for UM as licensor under this Agreement, and the Licensee shall thereafter deal directly with PMI with respect to all matters arising out of this Agreement.

SECTION M. MISCELLANEOUS PROVISIONS.

M(1) **Restriction on Assignments and Encumbrances.**

(a) **Restriction on Assignments.** Without the prior written consent of both Um and PMI, the Licensee shall not directly or indirectly assign, transfer, or sublicense any of its rights under this Agreement. The foregoing provision shall apply to transfers of ownership interests in the Licensee (including the stock of the Licensee) which would result in a change in control of the Licensee. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of UM.

(b) **Restriction on Encumbrances.** Without the prior written consent of UM, the Licensee shall not encumber any of its rights under this Agreement in any fashion, including but not limited to, the granting of a security interest in this Agreement or any of the Licensed Products.

(c) **Transfer and Encumbrance Fees.** If at any time while this Agreement remains in effect, the Licensee wishes to assign or encumber this Agreement, the Licensee shall so notify Um in writing, at the same time providing UM with all information and documentation necessary to permit UM to evaluate the contemplated transaction. UM shall be entitled to condition its consent to any assignment or encumbrance of this Agreement to such reasonable terms and conditions as UM deems appropriate, including, but not limited to, payment by the Licensee of a transfer or encumbrance fee. The amount of the transfer or encumbrance fee shall be determined by UM based on the circumstances of the particular transaction, taking into account such factors as the estimated value of the license being assigned or encumbered, the risk of business interruption or loss of quality, production, or control UM may suffer as a result of the assignment or encumbrance; the identity, reputation, creditworthiness, financial condition, and business capabilities of the proposed assignee or other entity involved in the assignment or encumbrance; and UM's internal costs related to the assignment or encumbrance; provided, however, that in no event shall the transfer or encumbrance fee be less than 25% of the Guaranteed Royalty Amounts due UM under this Agreement. Payments made to UM by the Licensee pursuant to this Section M(1)(c) may be applied toward any Guaranteed Royalty Amounts the Licensee is obligated to pay under this Agreement.

M(2) **Parties Not Joint Venturers.** Nothing contained in this Agreement shall be construed so as to make the parties partners or joint venturers or to permit the Licensee to bind UM to any agreement or purport to act on behalf of UM in any respect.

M(3) **No Inducement.** Neither party has been induced to enter into this Agreement by, nor is either party relying on, any representation not expressly stated in this Agreement.

M(4) **Modifications of Agreement Remedies.** No waiver or modification of any of the terms of this Agreement shall be valid unless in writing, signed by both parties. Failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of such rights, and a waiver by either party of a default in one or more instances shall not be construed as a continuing waiver or as a waver in other instances.

M(5) **Invalidity of Separable Provisions.** If any term or provision of this Agreement is for any reason held to be invalid, such invalidity shall not affect any other term or provision, and this Agreement shall be interpreted as if such term or provision had never been contained in this Agreement.

M(6) **Notices.** All notices to be given under this Agreement (which shall be in writing) shall be given at the respective addresses of the parties as set forth on page 1, unless notification of a change of address is given in writing. The date of mailing shall be deemed to be the date the notice is given. The Licensee acknowledges that UM's agent for service of process in New York is the Secretary of State of New York, Department of State, 162 Washington Avenue, Albany, New York 12231.

M(7) **Headings.** The paragraph and section headings of this Agreement are inserted only for convenience and shall not be construed as a part of this Agreement.

M(8) **Entire Understanding.** This Agreement contains the entire understanding of the parties with respect to its subject matter. Any and all representations or agreements by any agent or representative of either party to the contrary shall be of no effect.

M(9) **Choice of Law.** This Agreement and all disputes arising from or related to this Agreement or its subject matter shall be governed, resolved, and remedied in accordance with the laws of the State of New York, applicable to agreements, acts, omissions, and behavior made, performed, and accomplished wholly in New York, without resort to conflict of law principles.

M(10) **Choice of Proceeding and Forum.** Any and all disputes, except as provided below, shall be resolved at the request of either party through binding arbitration in New York, New York under the then existing Rules of the American Arbitration Association (the "AAA"). The arbitration shall be conducted by a single arbitrator. The prevailing party shall be entitled to recover its reasonable attorney's fees and expenses in addition to any other awards. The arbitrator's award shall be final and binding on both parties and may be enforced by any court having a jurisdiction. Notwithstanding the parties' agreement with respect to arbitration, UM may elect to pursue a claim in an appropriate court if (a) there is in UM's judgment a need for expedited relief to preserve the confidentiality of confidential information or the integrity, enforcement, or value of a Copyright, Trademark, or other proprietary right in the Property; or (b) there is an indispensable third party, as defined under Rule 19 of the U.S. Federal Rules of Civil Procedure, that will not agree to arbitration and it appears likely that the indispensable party can be joined in the action. In cases falling within the scope of Section M(10)(a), UM may institute the action in an appropriate court that can grant expedited relief. In cases falling within the scope of Section M(10)(b), the dispute shall be brought and maintained in a court of competent jurisdiction having jurisdiction over the parties to this Agreement as well as the indispensable party. If UM elects to implement an action under either Section M(1)(a) or Section M(1)(b), and chooses the state or federal court in New York, New York, to resolve the dispute in question, the Licensee consents to the exclusive jurisdiction and appropriate venue of such court. In no event shall any arbitrator have the right to rule on PMI's ownership of the Copyrights or the Trademarks or the validity of the Copyrights or the Trademarks.

M(11) **No Injunctive Relief.** The Licensee acknowledges that no breach of this Agreement by UM will result in irreparable harm to the Licensee, and that the Licensee will be adequately compensated by monetary damages for any breach of this Agreement by UM.

M(12) **Limitation of Liability.** NEITHER UM NOR PMI SHALL UNDER ANY CIRCUMSTANCES BE LIABLE TO THE LICENSEE FOR INCIDENTAL, CONSEQUENTIAL, SPECIAL, OR PUNITIVE DAMAGES, OR LOST OR IMPUTED PROFITS AND/OR ROYALTIES ARISING OUT OF THIS AGREEMENT OR ITS TERMINATION OR EXPIRATION, WHETHER FOR BREACH (OR ALLEGED BREACH OF A REPRESENTATION OR WARRANTY OR ANY OBLIGATION UNDER THIS AGREEMENT, WHETHER LIABILITY IS ASSERTED IN CONTRACT OR TORT AND IRRESPECTIVE OF WHETHER UM OR PMIHAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE. THE LICENSEE HEREBY WAIVES ANY CLAIM THAT THESE EXCLUSIONS DEPRIVE IT OF ANY ADEQUATE REMEDY.

M(13) **Confidentiality.** The Licensee agrees to treat this Agreement and the terms and conditions of this Agreement as confidential information. In addition, the Licensee acknowledges that, pursuant to the terms of this Agreement, it will come into possession of certain marketing and other proprietary information and records relating to the Feature and businesses of UM and PMI. The Licensee agrees that any such information shall be treated as the confidential property of UM and PMI. The Licensee agrees that it shall take every reasonable precaution to safeguard the confidentiality of such information with the same degree of care that it exercises to protect the confidentiality of its own proprietary information. The Licensee shall transmit such confidential information only to such of its agents, employees, and professional advisers who need to know such information for purposes of effecting this Agreement and who shall agree to be bound by the terms and conditions of this section. The Licensee agrees that confidential information shall not be disclosed to others, except as necessary to carry out or enforce the terms of this Agreement or as may be required by law or legal process (provided UM and PMI are given sufficient advance notice, in writing, in order to oppose any such required disclosure). Confidential information provided or approved by UM or PMI in writing for distribution without restriction to third parties, and information which is or becomes independently known to the Licensee (other than as a result of the

Licensee's breach of its confidentiality obligations) shall not be subject to this prohibition.

M(14) **Survival.** The rights and obligations of the parties with respect to Sections A(1), D, E, F, G, K(4), K(5), K(6), M(9), M(10), M(11), M(12), and M(13) of this Agreement and any remaining royalty obligations of the Licensee, as well as any term, provision, or condition which expressly continues beyond the date of expiration or termination of this Agreement, or which is required for the interpretation of this Agreement or necessary for the full observation and performance by each party of all rights and obligations arising prior to the date of expiration or termination of this Agreement, shall survive any expiration or termination of this Agreement.

AMENDMENT TO AGREEMENT

THIS AMENDMENT TO AGREEMENT, dated this <u>15</u> day of <u>February</u>, 2006, between UNITED FEATURE SYNDICATE, INC., d.b.a. UNITED MEDIA, a New York corporation with its principal office at 200 Madison Avenue, 4th Floor, New York, New York 10016 ("UM"), as exclusive worldwide licensing representative of PRECIOUS MOMENTS, INCORPORATED, an Illinois corporation with its principal office at 2170 Point Boulevard, Suite 200, Elgin, Illinois 60123 ("PMI"), and ETERNAL IMAGE, a Michigan corporation with its principal office at 28175 Haggerty Road, Novi, Michigan 48377 (the "Licensee"), is to evidence:

WHEREAS, pursuant to an agreement dated April 11, 2005, UM granted the Licensee certain rights with respect to the PRECIOUS MOMENTS property, which is owned by PMI; and

WHEREAS, the parties wish to amend said agreement in certain respects;

WHEREAS, capitalized terms not otherwise defined herein have the meanings set forth in said agreement;

NOW, THEREFORE, said agreement is amended as follows:

1.   Subparagraph 4(a) is deleted and the following substituted therefor:

"(a)   **Guaranteed Royalties**. On execution of this Agreement and on or before

the subsequent dates indicated below, the Licensee agrees to pay UM the following non-refundable Guaranteed Royalty Amounts [*****], which shall be set off as a credit against the royalties due UM under subparagraph 4(b) (but not as a credit against the amounts payable to UM under subparagraph 4(d):

<u>Due Date</u> <u>Amount</u>	<u>Guaranteed</u> <u>Royalty</u>
Upon execution of this Agreement	[*****]
Upon execution of the first Amendment to this Agreement	[*****]
February 3, 2006	[*****]
June 30, 2006	[*****]
December 31, 2006	[*****]

2.   Subparagraph 4(d)(i) is deleted and the following substituted therefore:

"(a)   **Guaranteed Royalties.**   On execution of this Agreement and on or before the subsequent dates indicated below, the Licensee agrees to pay UM the following non-refundable Guaranteed Royalty Amounts [*****], which shall be set off as a credit against the royalties due UM under subparagraph 4(b) but not as a credit against the amounts payable to UM under subparagraph 4(d)):

Amendment to this Agreement	[*****]
February 3, 2006	[*****]
June 30, 2006	[*****]
December 31, 2006	[*****]

Except as expressly modified by this amendment, all terms and conditions of said agreement shall remain in full force and effect, and all provisions of said agreement modified, replaced, or deleted by this amendment shall remain full enforceable in their original forms with respect to the period prior to the effective date of this amendment.

     IN WITNESS WHEREOF, the parties have executed this amendment to agreement on the date set forth above.

UNITED FEATURE SYNDICATE, INC.,
d.b.a. UNITED MEDIA, as exclusive
worldwide licensing representative
of PRECIOUS MOMENTS,
INCORPORATED

By_____ SVP
                                    Title

ETERNAL IMAGE

By_____ President
                                    Title

SECOND AMENDMENT TO AGREEMENT

THIS SECOND AMENDMENT TO AGREEMENT, dated <u>October 26,</u> 2006, between UNITED FEATURE SYNDICATE, d.b.a. UNITED MEDIA, a New York corporation with its principal office at 200 Madison Avenue, 4th Floor, New York, New York 10016 ("UM"), as exclusive worldwide licensing representative of PRECIOUS MOMENTS, INCORPORATED, an Illinois corporation with its principal office at 2170 Point Boulevard, Suite 200, Elgin, Illinois 60123 ("PMI"), and ETERNAL IMAGE, a Michigan corporation with its principal office at 2880 Orchard Lake Road, Suite 130, Farmington Hills, Michigan 48334 (the "Licensee"), is to evidence:

WHEREAS, pursuant to an agreement dated April 11, 2005, as amended February 15, 2006, PMI granted the Licensee certain rights with respect to the PRECIOUS MOMENTS property; and

WHEREAS, the parties wish to amend said agreement in certain respects, effective
June 30, 2006;

NOW, THEREFORE, said agreement is amended as follows:

1.   Subparagraph 4(a) is deleted and replaced in its entirety with the following:

"(a)   **Guaranteed Royalties.** On execution of this Agreement and on or
before the subsequent dates indicated below the Licensee agrees to pay to UM the following non-refundable Guaranteed Royalty Amounts [*****], which shall be set off as a credit against the royalties due UM under subparagraph 4(b) (but not as a credit against the amounts payable to UM under subparagraph 4(d):

<u>Due</u>	<u>Guaranteed Royalty Amount</u>
On execution of this Agreement	[*****]
On execution of the first amendment to this Agreement	[*****]
February 3, 2006	[*****]
December 4, 2006	[*****]
December 31, 2006	[*****]

2. Subparagraph 4(d)(i) is deleted and replaced in its entirety with the following:

"(a) **Advance Marketing Expense Contributions**. On execution of this

Agreement and on or before the subsequent dates indicated below the Licensee agrees to pay to UM the following non-refundable Advance Marketing Expense Contributions [*****], which shall be set off as a credit against the royalties due UM under subparagraph 4(d)(ii):

Due Date	**Guaranteed Royalty Amount**
On execution of this Agreement	[*****]
On execution of the first amendment to this Agreement	[*****]
February 3, 2006	[*****]
December 4, 2006	[*****]
December 31, 2006	[*****]

3. Except as expressly modified by this amendment, all terms and conditions of said

agreement shall remain in full force and effect, and all provisions of said agreement modified, replaced, or deleted by this amendment shall remain fully enforceable in their original forms with respect to the period prior to the effective date of this amendment.

IN WITNESS WHEREOF, the parties have executed this amendment on the date set forth above.

UNITED FEATURE SYNDICATE, d.b.a
UNITED MEDIA, as exclusive worldwide licensing
representative of PRECIOUS MOMENTS INCORPORATED

By _____ SVP

Joshua Kislevitz Title SVP, Domestic
                               Licensing

ETERNAL IMAGE

By _____ President

                               Title

THIRD AMENDMENT TO AGREEMENT

THIS THIRD AMENDMENT TO AGREEMENT, dated March 2, 2007, between UNITED FEATURE SYNDICATE, d.b.a. UNITED MEDIA, a New York corporation with its principal office at 200 Madison Avenue, 4th Floor, New York, New York 10016 ("UM"), as exclusive worldwide licensing representative of PRECIOUS MOMENTS, INCORPORATED, an Illinois corporation with it's principal office at 2850 W. Golf Road, Suite 250, Rolling Meadows, IL 60008 ("PMI"), and ETERNAL IMAGE, a Michigan corporation with its principal office at 2880 Orchard Lake Road, Suite 130, Farmington Hills, Michigan 48334 (the "Licensee"), is to evidence:

WHEREAS, pursuant to an agreement dated April 11, 2005, as amended February 15, 2007, PMI granted the Licensee certain rights with respect to the PRECIOUS MOMENTS property, and

WHEREAS, the parties wish to amend said agreement in certain respects, effective February 16, 2007;

NOW, THEREFORE, said agreement is amended as follows:

1.	Subparagraph 1(f) is deleted and replaced in its entirety with the following:

(f)	The term **"Licensed Products"** shall mean the following items: ADULT AND YOUTH CASKETS AND URNS, IN EACH CASE MADE OF COMPOSITE MATERIAL (NOT PRIMARILY WOOD OR METAL). THE URNS WILL BE MANUFACTURED OF COMPOSITE MATERIAL FOR THE BASE WITH A FIGURINE AT THE TOP. THE FIGURINE IS TO BE MANUFACTURED OF COMPOSITE OR RESIN.

2.	Except as expressly modified by his amendment, all terms and conditions of said agreement shall remain in full force and effect, and all provisions of said agreement modified, replaced, or deleted by this amendment shall remain fully enforceable in their original forms with respect to the period prior to the effective date of this amendment.

IN WITNESS WHEREOF, the parties have executed this amendment on the date set forth above.

UNITED FEATURE SYNDICATE, d.b.a.
UNITED MEDIA, as exclusive worldwide
licensing representative of PRECIOUS
MOMENTS INCORPORATED

By: _____ SVP
                                Title

ETERNAL IMAGE

By: _____ president
                                Title

FOURTH AMENDMENT TO LICENSE AGREEMENT

THIS FOURTH AMENDMENT TO LICENSE AGREEMENT ("Fourth Amendment"), dated November 29, 2007, between PRECIOUS MOMENTS, INCORPORATED ("PMI"), an Illinois corporation with its principal office at 2850 West Golf Road, Suite 250, Rolling Meadows, Illinois 60008, U.S.A. ("PMI"), and ETERNAL IMAGE, a Michigan corporation with its principal office at 2880 Orchard Lake Road, Suite 130, Farmington Hills, Michigan 48334 ("Licensee"), is to evidence:

WHEREAS, pursuant to a license Agreement dated April 11, 2005 (the "License Agreement"), PMI granted the Licensee certain rights with respect to the PRECIOUS MOMENTS property; and

WHEREAS, pursuant to an amendment to agreement dated February 15, 2006 (the "First Amendment"), the parties amended the License Agreement; and

WHEREAS, pursuant to an amendment to agreement dated October 26, 2006 (the "Second Amendment"), the parties further amended the License Agreement; and

WHEREAS, the License Agreement, the First Amendment and the Second Amendment are collectively referred to herein as the "Agreement"; and

WHEREAS, the Agreement expires on December 31, 2007: and

WHEREAS, the parties wish to renew and amend said Agreement in certain respects;

NOW, THEREFORE, said Agreement is amended as follows, effective as of
January 1, 2008:

1.   It is agreed that the termination date of the Agreement shall be December 31, 2008. Accordingly, paragraph 3(a) of the Agreement is deleted and the following substituted therefor:

(a)   **Period of Agreement.** The period of this Agreement shall commence on January 1, 2005, and end on December 31, 2008. If the Licensee is desirous of extending the period of this Agreement beyond the foregoing expiration date, the Licensee shall provide UM with written notice of such desire at least six months prior to said expiration date; provided, however, that the Licensee's giving of such notice shall not create any right on the part of the Licensee or obligation on the part of UM to extend the period of this Agreement, and no extension of this Agreement beyond December 31, 2008, shall occur except through a formal written amendment to this Agreement signed by both parties.

2. The Guaranteed Royalty Amounts payable under paragraph 4(a) shall be set off as a credit against the royalties due UM under subparagraph 4(b) for the period from January 1, 2005 through December 31, 2008 (but not as a credit against the amounts payable to UM under subparagraph 4(d).

3. Except as expressly modified by this Fourth Amendment, all terms and conditions of the Agreement shall remain in full force and effect, and all provisions of the Agreement modified, replaced, or deleted by this Fourth Amendment shall remain fully enforceable in their original forms with respect to the period prior to the effective date of this Fourth Amendment.

IN WITNESS WHEREOF, the parties have executed this Fourth Amendment to Agreement as of the date set forth above.

PRECIOUS MOMENTS, INCORPORATED,

By [signature]

Name: SUSAN Neek

Title: VP

ETERNAL IMAGE

By [signature]

Name: Clint Mybrea

Title: President

FIFTH AMENDMENT TO AGREEMENT

THIS FIFTH AMENDMENT TO AGREEMENT, dated this 27 day of August 2008, between PRECIOUS MOMENTS, INCORPORATED, an Illinois corporation with its principal office at 2850 West Golf Road, Suite 250, Rolling Meadows, Illinois 60008 ("PMI"), and ETERNAL IMAGE, a Michigan corporation with its principal office at 2880 Orchard Lake Road, Suite 130, Farmington Hills, Michigan 48334 (the "Licensee"), is to evidence:

WHEREAS, pursuant to an agreement dated April 11, 2005 (the "License Agreement") PMI granted the Licensee certain rights with respect to the PRECIOUS MOMENTS property; and

WHEREAS, the parties amended the License Agreement pursuant to an Amendment to Agreement dated February 15, 2006 (the "First Amendment"); and

WHEREAS, the parties further amended the License Agreement pursuant to a Second Amendment to Agreement dated October 26, 2006 (the "Second Amendment"), and

WHEREAS, the parties further amended the License Agreement pursuant to a Third Amendment to Agreement dated March 2, 2007 (the "Third Amendment"), and

WHEREAS, the parties further amended the License Agreement pursuant to a Fourth Amendment to Agreement dated November 29, 2007 (the "Fourth Amendment"); and

WHEREAS, the License Agreement as amended by the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment is hereinafter referred to as the "Agreement"; and

WHEREAS, the Agreement expires on December 31, 2008; and

WHEREAS, the parties wish to renew the Agreement;

NOW, THEREFORE, the Agreement is further amended as follows, effective January 1, 2009:

1.   It is agreed that the termination date of the Agreement shall be December 31, 2009. Accordingly, paragraph 3 of the Agreement is deleted and the following substituted therefor:

"(a)   **Period of Agreement**. The period of this Agreement shall commence on January 1, 2005, and end on December 31, 2009. If the Licensee is desirous of extending the period of this Agreement beyond the foregoing expiration date, the Licensee shall provide UM with written notice of such desire at least six months prior to said expiration date; provided, however, that the Licensee's giving of such notice shall not create any right on the part of the Licensee or obligation on the part of UM or PMI to extend the period of this Agreement, and no extension of this Agreement beyond December 31, 2009, shall occur except through a formal written amendment to this Agreement signed by both parties.

2.   The Guaranteed Royalty Amounts payable under paragraph 4(a) shall be set off as a credit against the royalties due UM under subparagraph 4(b) for the period from January 1, 2005 through December 31, 2008 (but not as a credit against the amounts payable to UM under subparagraph 4(d).

3.   Except as expressly modified by this Fifth Amendment, all terms and conditions of the Agreement shall remain in full force and effect, and all provisions of the Agreement modified, replaced, or deleted by this Fifth Amendment shall remain fully enforceable in their original forms with respect to the period prior to the effective date of this Fifth Amendment.

IN WITNESS WHEREOF, the parties have executed this Fifth Amendment to Agreement on the date set forth above.

PRECIOUS MOMENTS, INCORPORATED

By *Susan Peek* VP
    8/26/08   Title

ETERNAL IMAGE

By *(signature)* President
                              Title

39

Exhibit 10.19

THE COLLEGIATE LICENSING COMPANY
STANDARD RETAIL PRODUCT LICENSE AGREEMENT

This is an Agreement between Eternal Image Inc., a Corporation organized under the laws of the state of MI, having its principal place of business at 28800 Orchard Lake Rd., Ste. 130, Farmington Hills, MI 48334 ("Licensee"), an the Collegiate Licensing Company, a Georgia corporation, having a principal place of business at 290 Interstate North, Suite 200, Atlanta, Georgia 30339 ("CLC"), as agent on behalf of the Collegiate Institutions (as defined below).

WHEREAS, the individual Collegiate Institutions have authorized CLC as agent to administer their respective trademark licensing programs; and

WHEREAS, certain Collegiate Institutions have authorized CLC to enter into this Agreement on their behalf to license the use of certain Licensed Indicia (as defined below); and

WHEREAS, Licensee desires to manufacture, advertise, distribute and sell certain Licensed Articles (as defined below) containing the Licensed Indicia, and certain Collegiate Institutions, through CLC, are willing, subject to certain conditions, to grant this license.

1. DEFINITIONS

In addition to the terms defined elsewhere in the Agreement, as used in this Agreement, the following terms shall have the following respective meanings:

(a) "Collegiate Institutions" means the individual colleges, universities and other institutions represented by CLC, including any additions or deletions that may be made from time-to-time by CLC.

(b) "Licensed Indicia" means the names and identifying indicia of the Collegiate Institutions including, without limitation, the trademarks, service marks, trade dress, team names, nicknames, abbreviations, city/state names in the appropriate context, slogans, designs, colors, uniform and helmet designs, distinctive landmarks, logographics, mascots, seals and other symbols associated with or referring to the respective Collegiate Institutions. Licensed Indicia includes those shown in Appendix B, modifications of the Licensed Indicia approved for use by the Collegiate Institutions, and any other names or identifying indicia adopted and approved for use by the Collegiate Institutions.

(c) "Licensed Articles" means the products listed in Appendix C which contain Licensed Indicia.

(d) "Authorized Brands" means any additional brand names or labels Licensee may use in association with the Licensed Articles. Authorized Brands are listed in Appendix D.

(e) "Distribution Channels" means the channels of trade in which Licensee may advertise distribute and sell the Licensed Articles in the Territory. The Distribution Channels authorized herein are indicated in Appendix D, which may also identify Distribution Channels that are not authorized in this Agreement. Licensee shall not advertise, distribute or sell Licensed Articles to any third party that

Licensee knows or should reasonably know intends or is likely to advertise, redistribute or resell Licensed Articles outside the authorized Distribution Channels.

(f) "Territory" means the United States of America, its territories and possessions, and United States military bases aboard. Licensee shall not advertise, distribute or sell Licensed Articles outside the Territory, or to any person or entity that Licensee knows or should reasonably know intends or is likely to advertise, redistribute or resell Licensed Articles outside the Territory.

(g) "Net Sales" means the total gross sales of all Licensed Articles distributed or sold at the greater of Licensee's invoiced selling price or Licensee's regular domestic wholesale warehouse price, including the royalty amount, less lawful quantity trade discounts actually allowed and taken as such by customers and shown on the invoice, less any credits for returns actually made as supported by credit memoranda issued to customers, less sales taxes, and less prepaid transportation charges on Licensed Articles shipped by Licensee from its facilities to the purchaser. There shall be no other deductions allowed including, without limitation, deductions for direct or indirect costs incurred in the manufacturing, distributing, selling, importing or advertising (including cooperative and other advertising and promotional allowances) of the Licensed Articles, nor shall any deductions be allowed for non-collected or uncollectable accounts, commissions, cash or early payment discounts, close-out sales, distress sales, sales to employees, or any other costs.

(h) "Premiums" means any products, including Licensed Articles, bearing any Licensed Indicia featured alone or in combination with the indicia of any third party, that Licensee sells or gives away for the purposes of (i) promoting, publicizing or increasing the sale of its own products or services; or (ii) promoting, publicizing or increasing the sale of the products or services of any third party. Premiums include, without limitation, combination sales, incentives for sales force, and trade or consumer promotions such as sweepstakes.

2. GRANT OF LICENSE

(a) Grant: Upon execution of this Agreement, and subject to its terms and conditions, the Collegiate Institutions listed in Appendix A, through CLC, grant Licensee the [*****], revocable, nontransferable rights to manufacture, advertise, distribute and sell the Licensed Articles listed in Appendix C, containing the Licensed Indicia shown in Appendix B, under the applicable Authorized Brands and in the Distribution Channels indicated in Appendix D, in the Territory, during the Term. Licensee shall exercise such rights in accordance with all CLC and Collegiate Institution guidelines, policies and requirements provided to Licensee, which shall be deemed part of the Agreement.

(b) Rights Reserved: Nothing in this Agreement shall be construed to prevent CLC or any Collegiate Institution from granting any other licenses or rights for use of the Licensed Indicia. The Collegiate Institutions retain all rights to use and license their respective Licensed Indicia.

(c) Term: This Agreement shall begin effective as of last date of signature below and shall expire December 31, 2008, unless terminated sooner or renewed in the manner provided in this Agreement.

(d) Renewal: Upon expiration, if Licensee has complied with all terms and conditions of this Agreement during the proceeding Term or renewal period, Licensee shall be considered for renewal of this Agreement. Renewal is at the discretion of the individual Collegiate Institutions in consultation with CLC. Licensee recognizes and agrees that CLC and the Collegiate Institutions have no express or implied obligation to renew the Agreement. CLC and the Collegiate Institutions will have no liability to Licensee for any expenses incurred by Licensee in anticipation of any renewal of the Agreement.

(e) Limitations on License: This license is subject to the following limitations and obligations, as well as other limitations and obligations set forth in the Agreement:

(1) Licensee shall not use the Licensed Indicia for any purpose other than as authorized in this Agreement. Any proposed additions to the Licensed Articles and/or new designs shall be submitted in writing or via MyiCLC to CLC and samples shall be submitted to CLC for prior approval, as provided in Section 10. Licensee shall, upon notice by CLC, immediately recall any unauthorized products or designs from the marketplace, and destroy them or submit them to CLC, at CLC's option and at Licensee's expense.

(2) Licensee shall not use any brand names other than Authorized Brands in connection with the manufacture, advertising, distribution and sales of the Licensed Articles. CLC and the Collegiate Institutions shall have the right to remove or change any of the Authorized Brands during the Term.

(3) Licensee shall advertise, distribute and sell Licensed Articles only in the authorized Distribution Channels. CLC and the Collegiate Institutions shall have the right to determine whether a particular retail account falls within a particular Distribution Channel. Unless specified in Appendix D, Licensee shall have no right to advertise, distribute or sell licensed articles directly to consumers.

(4) Licensee must receive CLC's prior written authorization to use any Distributor of any Licensed Article. A "Distributor" shall mean any party whose business includes purchasing manufactured products from any other third party and shipping such products to retailers without changing such products. Licensee will remain primarily obligated to CLC and the Collegiate Institutions under this Agreement notwithstanding CLC's approval of a Distributor and Licensee shall ensure that nay approved Distributor complies with all applicable terms and conditions of the Agreement including, without limitation, providing such Distributor with instructions relating to the distribution of the Licensed Articles and the Distribution Channels for the Licensed Articles. If an approved Distributor engages in conduct that would be a default under the Agreement if Licensee engaged in such conduct, Licensee shall be deemed in default and shall fully cooperate with CLC to ensure that such conduct ceases promptly.

(5) Licensee shall not provide any method of application of Licensed Indicia for any third party unless CLC authorizes Licensee to provide said application under the terms of an authorized manufacturer's or supplier's agreement.

(6) Licensee shall not contract with any domestic or foreign third party for the production of Licensed Articles or application of Licensed Indicia by that party ("Manufacturer") without CLC's prior written authorization. In the event that Licensee desires to have a Manufacturer producer one or more Licensed Article, or any component thereof, Licensee shall provide CLC with the name, address, telephone number and principal contact of the proposed Manufacturer. CLC must approve any Manufacturer, and the Manufacturer must execute and authorized manufacturer's or supplier's agreement provided by CLC prior to use the Licensed Indicia. In addition, Licensee shall take the steps necessary to ensure the following: Manufacturer shall produce the Licensed Articles only as and when directed by Licensee, which remains fully responsible for ensuring that the Licensed Articles are manufactured in accordance with the terms herein including approval, labor code requirements and royalty payment; Manufacturer shall not advertise, distribute or sell Licensed Articles to any person or entity other than Licensee; and Manufacturer shall not delegate in any manner whatsoever its obligations with respect to the Licensed Articles. Licensee's failure to comply with this Section may result in termination of this Agreement and/or confiscation and seizure of Licensed Articles. CLC and the individual Collegiate Institutions hereby reserve the right to terminate the engagement of any Manufacturer at any time.

(7) Licensee shall comply, and ensure that all Manufacturers comply, with labor code and monitoring requirements as established by the respective Collegiate Institutions and as set forth in the Collegiate Licensing Company Special Agreement Regarding Labor Codes of Conduct, which is incorporated herein by reference. CLC shall give Licensee reasonable written notice of any changes in labor code requirements. Licensee, upon receipt of the notice, is responsible for complying with the new labor code requirements.

(8) Any Licensed Articles manufactured at a location outside of the United States shall be taken into the possession of Licensee prior to being distributed or sold in the Territory.

(9) Licensee shall have no right to delegate any responsibility to any Sublicensee of any Licensed Article without the prior written approval of CLC. A "Sublicensee" shall mean any third party that manufactures any Licensed Article, ships such product to retailers, and invoices retailers directly.

(10)   Licensee shall not use any of the Licensed Articles as Premiums unless Licensee receives prior written authorization through CLC pursuant to a separate agreement with CLC. Licensee shall not provide Licensed Articles as premiums to any third party whom Licensee knows or should reasonably know intends to use the Licensed Articles as Premiums.

(11)   Licensee is not permitted, without the applicable Collegiate Institution's prior written authorization, to promote or market a Licensed Article by means of a direct mailing or any other direct solicitation to a list of alumni, students, parents, athletic contributors, faculty or staff, or other group associated with the Collegiate Institution, regardless of how Licensee acquires such list.

(12)   The National Collegiate Athletic Association (NCAA) rules prohibit the use of the name or likeness of any person who has current or remaining collegiate athletic eligibility on or in connection with the sale or promotion of any commercial product or service. In conducting activity under this Agreement, licensee shall not encourage or participate in any activity that would cause an athlete or a Collegiate Institution to violate any such rule of the NCAA or other governing body of any intercollegiate athletic conference.

3. MARKETING EFFORTS / PERFORMANCE

(a) Marketing Efforts: Licensee recognizes that marketing efforts for Licensed Articles are important to the success of this program and Licensee, if requested, will assist CLC with such efforts by its participation.

(b) Performance: With respect to each of the Collegiate Institutions listed in Appendix A, Licensee shall manufacture, distribute, sell and maintain inventory of sufficient quantities of Licensed Articles to meet the reasonable market demand in the Distribution Channels.

4. SELECTION OF COLLEGIATE INSTITUTIONS

Prior to execution of this Agreement, Licensee requested a license for certain Collegiate Institutions. Appendix A lists those Collegiate Institutions that have approved Licensee's request for a license. Licensee may from time-to-time request the addition of Collegiate Institutions to this Agreement, as provided in Section 5(d).

5. MODIFICATION OF APPENDICES

(a) The Collegiate Institutions and their royalty charges listed in Appendix A, the Licensed Indicia shown in Appendix B, the Collegiate Institution policies including those in Appendix B-1, the Licensed Articles listed in Appendix C, the Authorized Brands and Distribution Channels indicated in Appendix D, and labor code requirements may be changed by CLC when and if such changes are directed by CLC and the Collegiate Institutions.

(b) Through periodic advisory bulletins or notices, including, without limitation, notification through online publications (e.g., MyiCLC) or via email, CLC will give Licensee written reasonable notice of any changes to appendices or policies. Licensee, upon receipt of the bulletins or notices, is responsible for distributing them promptly to the appropriate party(s) and complying with the modified appendices and policies.

(c) Licensee recognizes and agrees that certain changes to appendices A,B, B-1, C, or D may affect Licensee's right regarding certain Collegiate Institutions, Licensed Indicia, Licensed Articles, Authorized Brands or Distribution Channels. Licensee agrees that such rights shall cease on the effective date of the notice of such changes, in accordance with the terms of the notice. In such event, those provisions of Section 17 regarding disposal of inventory shall become effective for the affected Collegiate Institutions, Licensed Indicia, Licensed Articles, authorized Brands or Distribution Channels unless Licensee obtains written permission from the affected Collegiate Institutions concerned to continue to use the Licensed Indicia, or to manufacture, advertise, distribute or sell the Licensed Articles.

(d) Upon notification by CLC of the addition of a Collegiate Institution to the CLC program, or at any other time, Licensee may request in writing or through MyiCLC the addition of Collegiate Institutions to the Agreement. Any such addition will require an addendum to Appendix A. Such addendum will be fully executed only upon Licensee's completion of product and design approval requirements, as provided in Section 10.

6. PAYMENTS

(a) Rate: Licensee agrees that it shall pay to CLC the applicable royalty charges set forth adjacent to the respective Collegiate Institutions listed in Appendix A. Unless otherwise specified, the royalties paid ("Royalty Payments") shall be based upon Net Sales, as defined in Section 1(g), of all Licensed Articles sold during the Term and any renewal, and during any period allowed pursuant to Section 17.

(b) For purposes of determining the Royalty Payments, sales shall be deemed to have been made when Licensed Articles are billed, invoiced, shipped, or paid for, whichever occurs first.

(c) Advance Payments: Upon execution of this Agreement by Licensee, and on an annual basis, including renewal, Licensee shall pay CLC, as a nonrefundable payment, the Advance Payments set forth in Appendix A. On an annual basis, including renewal, the Advance Payments will be prorated, where applicable, as per CLC's written instructions. Licensee may apply the Advance Payments as particular account is exempt.

7. ROYALTY STATEMENT AND PENALTIES

(a) On or before the twentieth (20th) day of each month, Licensee shall submit to CLC, in a format provided or approved by CLC, a full and complete statement, certified by an officer of the Licensee to be true and accurate, showing the quantity, description, and Net Sales (including itemization of any permitted deductions and/or exemptions) of the Licensed Articles distributed and /or sold during the preceding month, listed (d) by Collegiate Institution, (ii) by Licensed Article, (iii) by applicable Authorized Brand, and (iv) by Distribution Channel. Such report shall include any additional information kept in the normal course of business by the Licensee which appropriate to enable an independent determination of the amount due hereunder with respect to each Collegiate Institution. All Royalty Payments then due CLC shall be made simultaneously with the submission of the statements. If no sales or use of the Licensed Articles were made during any reporting period for one or more Collegiate Institutions, Licensee shall provide CLC a written statement to that effect as part of the report.

(b) Licensee shall pay CLC an additional charge of one and one-half percent (1.5%) per month, compounded on a monthly basis, or the maximum rate allowed by law, if lower, on any payment due under the Agreement that remains unpaid after such payment becomes due.

(c) CLC's receipt or acceptance of any statements or Royalty Payments, or the cashing of any royalty checks, shall not preclude CLC from questioning the correctness thereof at any time. Upon discovery of any verifiable inconsistency or mistake in such statements or payments, Licensee shall immediately rectify such inconsistency or mistake.

(d) Licensee shall, unless otherwise directed in writing by CLC, send all payments and statements to CLC at the address set forth in the heading of this Agreement, or transmit the same via electronic format approved by CLC.

8. OWNERSHIP OF LICENSED INDICIA AND PROTECTION OF RIGHTS

(a) Licensee acknowledges and agrees that the respective Collegiate Institutions own each of their respective Licensed Indicia, modifications of the Licensed Indicia, as well as any other Licensed Indicia adopted for use by the Collegiate Institutions, that each of the Licensed Indicia is valid, and that each Collegiate Institution has the exclusive right to use each of its Licensed Indicia subject only to limited permission granted to Licensee to use the Licensed Indicia pursuant to this Agreement. Licensee acknowledges the validity of the state and federal registrations each Collegiate Institution owns, obtains or acquires for its Licensed Indicia. Licensee shall not, at any time, file any trademark application with the United States Patent and Trademark Office, or with any other governmental entity for the Licensed Indicia, regardless of whether such Licensed Indicia is shown in Appendix B. Licensee shall not use any of the Licensed Indicia or any similar mark as, or as part of, a trademark, service mark, trade name, fictitious name, company or corporate name anywhere in the world. Any trademark or service mark registration obtained or applied for that contains the Licensed Indicia or any similar mark shall be immediately transferred to the applicable Collegiate Institution without compensation.

(b) Licensee shall not oppose or seek to cancel or challenge, in any forum, including, but not limited to, the United States Patent and Trademark office, any application or registration of the Licensed Indicia of any Collegiate Institution. Licensee shall not object to, or file any action or lawsuit because of, any use by the Collegiate Institutions of their Licensed Indicia for any goods or services, whether such use is by the Collegiate Institutions directly or through licensees or authorized users.

(c) Licensee recognizes the great value of the good will associated with the Licensed Indicia and acknowledges that such good will belongs to the Collegiate Institutions, and that such Licensed Indicia have inherent and/or acquired distinctiveness. Licensee shall not, during the term of this Agreement or thereafter, dispute or contest the property rights of the Collegiate Institutions, dispute or contest the validity of this Agreement, or use the Licensed Indicia or any similar mark in any manner other than as licensed hereunder.

(d) Licensee agrees to assist CLC in the protection of the rights of the Collegiate Institutions in and to the Licensed Indicia and shall provide, at reasonable cost to be borne by CLC and/or the Collegiate Institutions, any evidence, documents, and testimony concerning the use by Licensee of the Licensed

7

Indicia, which CLC may request for use in obtaining, defending, or enforcing rights in any Licensed Indicia or related applications or registrations. Licensee shall notify CLC in writing of any infringements by others of the Licensed Indicia of which it is aware. CLC and the applicable Collegiate Institution shall have the right to determine whether any action shall be taken on account of any such alleged infringements. Licensee shall not institute any suit or take any action on account of any such alleged infringements without first obtaining the written authorization of CLC and the Collegiate Institutions. Licensee agrees that it is not entitled to share in any proceeds received by CLC or any Collegiate Institution (by settlement or otherwise) in connection with any formal or informal action brought by CLC, Collegiate Institutions or other entity.

(e) Nothing in this Agreement give Licensee any right, title, or interest in the Licensed Indicia except the right to use the Licensed Indicia in accordance with the terms of this Agreement. Licensee's use of the Licensed Indicia shall inure to the benefit of the respective Collegiate Institutions.

(f) (1) Acknowledgement: Licensee acknowledges that any original designs, artwork or other compilations ("Works") created by it pursuant to this Agreement that contain the Licensed Indicia are "compilations" or "supplementary works" as those terms are used in Section 101 of the Copyright Act, and that the Works will be, and will be treated as having been, specially ordered or commissioned for use as a compilation or supplementary work rendered for, at the instigation and under the overall direction of the Collegiate Institutions; and therefore that all the work on and contributions to the Works by Licensee, as well as the Works themselves, are and at all time shall be regarded as "work made for hire" by the Licensee for the Collegiate Institutions. Without limiting the foregoing acknowledgment or subsequent assignment, Licensee further acknowledges that any rights that Licensee might have under this Agreement do not in any way dilute or affect the interests of the Collegiate Institutions in the Licensed Indicia or any derivatives thereof; nor permit Licensee to copy or use the Works or the Licensed Indicia, except as expressly permitted under this Agreement; nor to affix a copyright or trademark notice to any product bearing the Works or the Licensed Indicia, except as expressly permitted under this Agreement.

(2) Assignment: Without curtailing or limiting the foregoing acknowledgment, Licensee assigns, grants and delivers (and agrees further to assign, grant and deliver) exclusively to the respective Collegiate Institutions, all right, titles and interests of every kind and nature whatsoever in and to the Works, and all copies and versions, including all copyrights and all renewals. Licensee further agrees execute and deliver to CLC and the Collegiate Institutions such other and further instruments and documents as CLC or the particular Collegiate Institutions from time-to-time reasonably may request for the purpose of establishing, evidencing and enforcing or defending the complete, exclusive, perpetual and worldwide ownership by such respective Collegiate Institutions of all right, titles and interests of every kind and nature whatsoever, including all copyrights, in and to the Works, and Licensee appoints CLC as agent and attorney-in-fact, with full power of substitution, to execute and deliver such documents or instruments as Licensee may fail or refuse promptly to execute and deliver, this power and agency being coupled with an interest and being irrevocable.

(g) Licensee acknowledges that its breach or threatened breach of this Agreement will result in immediate and irremediable damage to CLC and/or the Collegiate Institutions and that money damages alone would be inadequate to compensate CLC and/or the Collegiate Institutions. Therefore, in the event of a breach or threatened breach of the Agreement by Licensee, CLC and/or

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the Collegiate Institutions may, in addition to other remedies, immediately obtain and enforce injunctive relief prohibiting the breach or threatened breach or compelling specific performance. In the event of any breach or threatened breach of this Agreement by Licensee or infringement of any rights of the Collegiate Institutions, if CLC and/or the Collegiate Institutions employ attorneys or incur other expenses, Licensee shall reimburse CLC and/or the Collegiate Institutions for their reasonable attorney's fees and other expenses.

9. DISPLAY AND APPROVAL OF LICENSED INDICIA

(a) Licensee shall use the Licensed Indicia properly on all Licensed Articles, as well as labels, containers, packages, tags and display (collectively "Packaging"), and in all print and online advertisements and promotional literature, and television and radio commercials promoting Licensed Articles (collectively "Advertising Materials"). On all visible Packaging and Advertising Materials, the Licensed Indicia shall be emphasized in relation to surrounding material by using a distinctive type face, color, underlining, or other technique approved by CLC and the Collegiate Institutions. Any use of any Licensed Indicia shall conform to the requirements as specified in Appendix B. Wherever appropriate, the Licensed Indicia shall be used as a proper adjective, and the common noun for the product shall be used in conjunction with the Licensed Indicia. The proper symbol to identify the Licensed Indicia as a trademark (i.e., the ® symbol if the Licensed Indicia is registered in the United States Patent and Trademark Office or the ™ symbol if not so registered) and/or copyright legend (i.e., © [Date][Collegiate Institution]) shall be placed adjacent to each Licensed Indicia. Except when otherwise expressly authorized in writing by CLC, Licensee shall not use on any one Licensed Article or it's Packaging the Licensed Indicia of more than one Collegiate Institution.

(b) CLC will provide to Licensee guidance on the proper use of the Licensed Indicia. A true representation or example of any proposed use by Licensee of any of the Licensed Indicia listed, in any visible or audible medium, and all proposed Licensed Articles, Packaging and Advertising Materials containing or referring to any Licensed Indicia, shall be submitted at Licensee's expense to CLC for written approval prior to such use, as provided in Section 10. Licensee shall not use any Licensed Indicia in any form or in any material disapproved or not approved by CLC.

(c) Licensee shall display on each Licensed Article or its Packaging and Advertising Materials the trademark and license notices required by CLC's written instructions n effect as of the date of manufacture.

10. PROCEDURE FOR APPROVAL

(a) Licensee understands and agrees that it is an essential condition of this Agreement to protect the standards and good reputations of the Collegiate Institutions, and agrees that the Licensed Articles, Packaging, Advertising Materials and /or designs containing the Licensed Indicia shall be of high and consistent quality, subject to the prior written approval and continuing supervision and control of CLC and the Collegiate Institutions. Licensee shall submit all Licensed Articles, Packaging, Advertising Materials and/or designs containing the Licensed Indicia to CLC in a timely fashion to ensure that CLC and the Collegiate Institutions have adequate time to review such materials prior to the date of their proposed use by Licensee, and Licensee must receive prior written quality control approval by CLC as provided herein.

(b) Prior to the manufacture, use, distribution or sale of any Licensed Article, Packaging, Advertising Materials and /or designs containing the Licensed Indicia, Licensee shall submit to CLC for approval, at Licensee's expense and in the format required by CLC, at least one sample of each proposed Licensed Article, Packaging, Advertising Materials and/or design for each Collegiate Institution and one sample for CLC as the same would be manufactured, used, distributed or sold. If CLC approves in writing or via MyiCLC the proposed Licensed Article, Packaging, Advertising Materials and/or design, the same shall be accepted to serve as an example of quality for that Licensed Article, Packaging, Advertising Materials and/or design, the same shall be accepted to serve as an example of quality for that Licensed Article, Packaging, Advertising Materials and/or design, and production quantities may be manufactured by Licensee in strict conformity with the approved sample. All approvals provided herein are effective only for the Term or renewal period in which Licensee has submitted and CLC has approved the Licensed Articles, packaging, Advertising Materials and/or designs, unless Licensee is otherwise notified in writing by CLC. Licensee shall not depart from the approved quality standards in any material respect without the prior written approval of CLC. Licensed Articles, Packaging, Advertising Materials and/or designs not meeting those standards, including seconds, irregulars, etc., shall not be distributed or sold under any circumstances without CLC's prior written authorization.

(c) Licensee may only use the Licensed Indicia as shown in Appendix B and approved in the manner set forth herein. Licensee may not modify the Licensed Indicia without the prior written approval of CLC as provided in Section 10(b) above. The use of the Licensed Indicia in conjunction with original artwork supplied by the Licensee requires the express approval of CLC as provided in Section 10(b) above. Licensee may submit sketches of proposed artwork for preliminary approval before submitting finished samples.

(d) The descriptions of the Licensed Articles are set out in Appendix C. Licensee agrees to adhere strictly to the description of each Licensed Article.

(e) At time of renewal, or upon request by CLC at any other time, in addition to any other requirement, Licensee shall submit to CLC such number of each Licensed Article, Packaging, Advertising Materials and/or design manufactured, used, distributed or sold under the Licensed Indicia as may be necessary for CLC to examine and test to assure compliance with the quality and standards for Licensed Articles, packaging, Advertising Materials and/or designs approved herein. Each item shall be shipped in its usual container or wrapper, together with all labels, tags, and other materials usually accompanying the item. Licensee shall bear the expense of manufacturing and shipping the required number of Licensed Articles, Packaging, Advertising Materials and/or designs to the destination(s) designated by CLC.

(f) If CLC notifies Licensee of any defect in any Licensed Article, Packaging, Advertising Materials and/or designs or of any deviation from the approved use of any of the Licensed Indicia, Licensee shall have fifteen (15) days from the date of notification from CLC to correct every noted defect or deviation. Defective Licensed Articles, Packaging, Advertising Materials and/or designs in Licensee's inventory shall not be used, distributed or sold and shall, upon request by CLC, be

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immediately recalled from the marketplace and destroyed or submitted to CLC, at CLC's option and at Licensee's expense. However, if it is possible to correct all defects in the Licensed Articles, Packaging, Advertising Materials and/or designs in Licensee's inventory, said items may be distributed or sold after all defects are corrected to the satisfaction of CLC, which shall be indicated in writing. CLC and/or its authorized representatives shall have the right at reasonable times without notice to inspect Licensee's plants, warehouses, storage facilities and operations related to the production of Licensed Articles.

(g) Licensee shall comply with all applicable laws, regulations, standards and procedures relating or pertaining to the manufacture, use, advertising, distribution or sale of the Licensed Articles. Licensee shall comply with the requirements, including reporting requirements, of any regulatory agencies (including, without limitation, the United States Consumer Product Safety Commission, Federal Trade Commission, or Food and Drug Administration) which shall have jurisdiction over the Licensed Articles. Both before and after Licensed Articles are put o the market, Licensee shall follow reasonable and proper for testing Licensed Articles for compliance with laws, regulations, standards and procedures, and shall permit CLC and/or its authorized representatives, upon reasonable notice, to inspect its and its Manufacturer's testing, manufacturing and quality control records, procedures and facilities and to test or sample Licensed Articles for compliance with this Section. Licensed Articles found by CLC at any time not to comply with applicable laws, regulations, standards and procedures shall be deemed disapproved, even if previously approved by CLC, and shall not be shipped and/or shall be subject to recall unless and until Licensee can demonstrate to CLC's satisfaction that such Licensed Articles have been brought into full compliance.

(h) Licensee shall inform CLC in writing of any complaint regarding the Licensed Articles promptly upon Licensee's receipt of such complaint.

(i) Any unauthorized or unapproved use by Licensee of any Licensed Indicia of any Collegiate Institution shall constitute grounds for immediate termination of this Agreement and also may result in action against Licensee for trademark infringement and/or unfair competition, other applicable claims, and collection of monetary damages.

11. DISPLAY OF OFFICIAL LABEL

(a) Licensee shall, prior to advertising, distribution or sale of any Licensed Article, affix to each Licensed Article, it Packaging and Advertising Materials an "Officially Licensed Collegiate Products" tag or label in the form prescribed by CLC ("Official Label"). In addition, Licensee shall affix Licensee's Authorized Brand(s) to each Licensed Article, its Packaging and Advertising Materials. It is acceptable for Licensee's Authorized Brands(s) to appear on the Official Label subject to prior written approval b CLC. Licensee shall obtain Official Labels from the supplier(s) authorized by CLC to provide those labels.

(b) Licensee is responsible for affixing the Official label to each Licensed Article, its Packaging and Advertising Materials. Licensee shall not provide Official Labels to any third party for any purpose whatsoever, without prior written approval by CLC.

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(c) Licensee agrees to defend, indemnify and hold harmless CLC, the Collegiate Institutions, and those Indemnified parties set forth in Section 14(a) from all liability claims, costs or damages, including, but not limited to any liability for the conversion or seizure of any of the Licensed Articles not containing the Official Label and/or Licensee's Authorized Brand(s) as required by this Section. This provision is in addition to and in no way limits Section 14.

(d) Licensee's purchase and use of the Official Label is contingent upon the Licensee maintaining its rights under this Agreement. Upon termination or expiration of this Agreement, subject to those provisions of Section 17 regarding disposal of inventory, Licensee must return all Official Labels to CLC for destruction. Licensee agrees that there will be no financial reimbursement to the Licensee by CLC, its agents, employees, or business partners for any unused Official Labels.

12. NO JOINT VENTURE OR ENDORSEMENT OF LICENSEE

Nothing in this Agreement shall be construed to place the parties in the relationship of partners, joint ventures or agents, and Licensee shall have no power to obligate or bind CLC or any Collegiate Institution in any manner whatsoever. Neither CLC nor any Collegiate Institution is in any way a guarantor of the quality of any product produced by Licensee. Licensee shall neither state nr imply, directly or indirectly, that the Licensee or its activities, other than under this license, are supported, endorsed or sponsored by CLC or by any Collegiate Institution and, upon the direction of CLC, shall issue express disclaimers to that effect.

13. REPRESENTATIONS

Licensee represents, warrants and agrees that the Licensed Articles, Packaging, Advertising Materials and/or designs shall (i) be of good quality in design, material and workmanship and suitable for their intended purpose, (ii) not cause harm when used with ordinary care, and (iii) not infringe or violate the rights of any third party. Licensee further represents, warrants and agrees that all work on and contribution to the Works shall be by bona fide "employees" of Licensee working "within the scope of employment" as those terms are used in 17 U.S.C. § 101, et. seq. Each party represents and warrants that it has the right and authority to enter into and perform under this Agreement.

14. INDEMNIFICATION AND INSURANCE

(a) Licensee is solely responsible for, and will defend, indemnify and hold harmless CLC, the Collegiate Institutions, and their respective officers, agents, and employees (collectively "Indemnified Parties") from any claims, demands, causes of actions or damages, including reasonable attorney's fees, arising out of (i) any unauthorized use of or infringement of any patent, copyright, trademark or other proprietary right of a third party by Licensee in connection with the Licensed Articles, packaging, Advertising Materials and/or designs covered by this Agreement, (ii) defects or alleged defects or deficiencies in said Licensed Articles, Packaging, Advertising Materials and/or designs or the use thereof, (iii) false advertising, fraud, misrepresentation or other claims related to the Licensed Articles, Packaging, Advertising Materials and/or designs not involving a claim of right to the Licensed Indicia, (iv) the unauthorized use of the Licensed Indicia or any breach or alleged breach by Licensee of any of its representations, warranties, covenants or obligations contained in the Agreement, (v) libel or slander against or invasion of the right of privacy, publicity or property of, or violation or misappropriation of any other right of any third party, and/or (vi) agreements or alleged agreements made or entered into by Licensee to effectuate the terms of this Agreement. The indemnifications hereunder shall survive the expiration or termination of this Agreement.

(b) Prior to the first sale or distribution of any Licensed Article, or use of the Licensed Indicia, Licensee shall obtain from an insurance carrier having a rating of at least A-7 by the A.M. Best & Co. or other rating satisfactory to CLC, and thereafter maintain, Commercial General Liability insurance, including product, advertising and contractual liability insurance. Licensee's insurance coverage shall provide adequate protections for the Indemnified Parties as additional insured parties on Licensee's policy against any claims, demands, or causes of action and damages, including reasonable attorney's fees, arising out of any of the circumstances described in Section 14(a) above. Such insurance policy shall not be canceled or materially changed in form without at least thirty (3) days written notice to CLC. Prior to the first sale or distribution of any Licensed Article, or use of the Licensed Indicia, Licensee shall furnish CLC a certificate of such insurance and endorsements in the form prescribed by CLC. Licensee agrees that such insurance policy or policies shall provide coverage of one million dollars ($1,000,000) for personal and advertising injury, bodily injury and property damage arising out of corrective action that Licensee will be required to take for such failure to perform or breach commensurate with the scope and history of Licensee's past performance. Such action may include, without limitation, requiring Licensee to adopt remedial accounting and reporting measures; requiring Licensee to conduct an internal audit; requiring Licensee to train its personnel or permitting CLC to assist therein at Licensee's expense; and requiring Licensee to discontinue the manufacture, advertising, distribution and sale of certain products bearing the Licensed Indicia. Additionally, in the event any default by Licensee results in damages to CLC or the Collegiate Institutions in an amount that would be difficult or impossible to ascertain (including, without limitation, sales of products bearing the Licensed Indicia that have not been approved pursuant to Section 10, ales of Licensed Articles without labeling as required in Section 11, etc.), then CLC and the Collegiate Institutions shall be entitled to receive compensation for damages in an amount to be determined by CLC in consultation with the Collegiate Institutions. The amount of such compensation payable pursuant to this provision shall not be less than an amount equivalent to the greater of the Advance Payment or $100, per occurrence, for each affected Collegiate Institution; provided, however, that nothing contained herein shall limit CLC's or the Collegiate Institution's rights under this Agreement, in law, in equity or otherwise, including, without limitation, the amount of damages CLC or the Collegiate Institutions may be entitled to. If damages are assessed against the Licensee pursuant to this provision, then Licensee's ability to continue to operate under this Agreement shall be contingent upon payment of such damages in the time allowed CLC and the Collegiate Institutions.

(c) In addition to the right to require corrective action for default as set forth in Section 16(a), CLC and the individual Collegiate Institutions shall have the right to terminate this Agreement without prejudice to any other rights under this Agreement, in law, in equity or otherwise, upon written notice to Licensee at any time should any of the following occur, which shall also be deemed defaults under the Agreement:
    a. Licensee has not begun the bona fide manufacture, distribution, and sale of Licensed Articles within one (1) month of the date of approval of the samples of Licensed Articles.
    b. Licensee fails to continue the bona fide manufacture, distribution, and sale of Licensed Articles during the Term. If, during any calendar quarter of the Term, Licensee fails to see any of the Licensed Articles or fails to see any Licensed Articles for a particular Collegiate

Institution, CLC may terminate this Agreement with respect to said Licensed Article or Collegiate Institution.

c. Licensee fails to make any payment due or fails to deliver any required statement.

d. The amounts stated in the periodic statements furnished pursuant to Section 7 are significantly or consistently understated.

e. Licensee fails to generate royalties during the Term or any annual period, including renewal period, that meet or exceed the amount of the Advance Payments and Minimum Guarantee amounts as provided in Section 6 and Appendix A.

f. Licensee fails to make available its premises, records or other business information for any audit or to resolve any issue raised in connection with any audit, as required in Section 15.

g. Licensee fails to pay its liabilities when due, or makes any assignment for the benefit of creditors, or files any petition under federal or state bankruptcy statue, or is adjudicated corrective action that Licensee will be required to take for such failure to perform or breach commensurate with the scope and history of Licensee's past performance. Such action may include, with limitation, requiring Licensee to adopt remedial accounting and reporting measure; requiring Licensee to conduct an internal audit; requiring Licensee to train its personnel or permitting CLC to assist therein at License's expense; and requiring Licensee to discontinue the manufacture, advertising, distribution and sale of certain products bearing the Licensed Indicia. Additionally, in the even any default by Licensee results in damages to CLC or the Collegiate Institutions in an amount that would be difficult or impossible to ascertain (including, without limitation, sales of products bearing the Licensed Indicia that have not been approved pursuant to Section 10, sales of Licensed Articles without labeling as required in Section 11, etc.), then CLC and the Collegiate Institutions shall be entitled to receive compensation for damages in an amount to be determined by CLC in consultation with the Collegiate Institutions. The amount of such compensation payable pursuant to this provision shall not be less than an amount equivalent to the greater of the Advance Payment or $100, per occurrence, for each affected Collegiate Institution; provided, however, that nothing contained herein shall limit CLC's or the Collegiate Institutions' rights under this Agreement, in law, in equity or otherwise, including, without limitation, the amount of damages CLC or the Collegiate Institutions may be entitled to. If damages are assessed against the Licensee pursuant to this provision, then License's ability to continue to operate under this Agreement shall be contingent upon payment of such damages in the time allowed by CLC and the Collegiate Institutions.

(d) In addition to the right to require corrective action for default as set forth in Section 16(s), CLC and the individual Collegiate Institutions shall have the right to terminate this Agreement without prejudice to any other rights under this Agreement, in law, in equity or otherwise, upon written notice to Licensee at any time should any of the following occur, which shall also be deemed defaults under the Agreement:

a. Licensee has not begun the bona fide manufacture, distribution, and sale of Licensed Articles with one (1) month of the date of approval of the samples of Licensed Articles.

b. Licensee fails to continue the bona fide manufacture, distribution, and sales of Licensed Articles during the Term. If, during any calendar quarter of the Term, Licensee fails to sell any of the Licensed Articles or fails to sell any Licensed Articles for a particular Collegiate

Institution, CLC may terminate this Agreement with respect to said Licensed Article or Collegiate Institution.

c. Licensee fails to make any payment due or fails to deliver any required statement.

d. The amounts stated in the periodic statements furnished pursuant to Section 7 are significantly or consistently understated.

e. Licensee fails to generate royalties during the Term or any annual period, including renewal period, that meet or exceed the amount of the Advance Payments and Minimum Guarantee amounts as provided in Section 6 and Appendix A.

f. Licensee fails to make available its premises, records or other business information for any audit or to resolve any issue raised in connection with any audit, as required in Section 15.

g. Licensee fails to pay its liabilities when due, or makes any assignment for the benefit of creditors, or files any petition under any federal or state bankruptcy statute, or is adjudicated bankrupt or insolvent, or if any receiver is appointed for its business or property, or if any trustee in bankruptcy shall be appointed under the laws of the United States government or the several states.

h. Licensee attempts to grant or grants a sublicense or attempts to assign or assigns any right or duty under this Agreement to any person or entity without the prior written authorization of CLC.

i. Licensee distributes or sells any Licensed Articles outside the authorized Distribution Channels for such Licensed Articles, or distributes or sells any Licensed Articles to any third party that Licensee knows or should reasonably know intends to distribute or sell such Licensed Articles outside the authorized Distribution Channels for such Licensed Articles.

j. Licensee distributes or sells any Licensed Articles outside the Territory or distributes or sells any Licensed Articles to a third party that Licensee knows or should reasonably know intends to distribute or sell such Licensed Articles outside the Territory.

k. If an entity acquires in a single transaction or through a series of transactions more than fifty percent (50%) ownership or controlling interest in Licensee.

l. Licensee or any related entity manufactures, distributes or sells any product infringing or diluting the trademark, property or any other right of any Collegiate Institution or any other party.

m. Licensee fails to deliver to CLC and maintain in full force and effect the insurance referred to in Section 14(b).

n. CLC, a Collegiate Institution, or any governmental agency or court of competent jurisdiction finds that the Licensed Articles are defective in any way, manner or form.

o. Any monitoring agency authorized by a Collegiate Institution determines that Licensee is in violation of the labor code adopted by that Collegiate Institution, and Licensee fails to effectively remediate said violation for that Collegiate Institution within a period that is reasonable with respect to the nature and extent of the violation.

p. Licensee commits any act or omission that damages or reflects unfavorably, embarrasses or otherwise detracts from the good reputation of any Collegiate Institution.

q. Licensee manufactures, distributes or sells Licensed Articles of quality lower than the samples approved, or manufactures, distributes, sells or uses Licensed Articles or Licensed Indicia in a manner not approved or disapproved by CLC.

r. Licensee fails to affix to each Licensed Article, its Packaging and Advertising Materials an Official Label and Authorized Brand in the manner provided in Section 11.

s.   Licensee commits a default under any other provision of this Agreement, and fails to cure such default within fifteen (15) days of written notice from CLC.

t.   CLC shall have the right to terminate this Agreement upon written notice to Licensee without cause with respect to a particular Collegiate Institution in the event that said Collegiate Institution directs CLC to terminate this Agreement on an annual basis or otherwise. This termination shall be without prejudice to any other rights CLC may have, whether under the provisions of this Agreement, in law, in equity or otherwise.

(e) The entire unpaid balance of all Royalty Payments and other amounts owing and due under this Agreement shall immediately become due and payable upon termination.

17. EFFECT OF EXPIRATIN OR TERMINATION; DISPOSAL OF INVENTORY

(a) Effect of Expiration or Termination: After expiration or termination of this Agreement for any reason, Licensee shall immediately discontinue the manufacture, advertising, use, distribution and sale of all Licensed Articles, Packaging and Advertising Materials, the use of all Licensed Indicia, and all similar marks, except as provided in Section 17(b), or unless expressly authorized in writing by CLC or the applicable Collegiate Institution. Until payment to CLC of any monies due it, CLC shall have a lien on any units of Licensed Articles not then disposed of by Licensee and on any monies due Licensee from any jobber, wholesaler, distributor, or other third parties with respect to sales of Licensed Articles.

(b) Disposal of Inventory: After expiration or termination of this Agreement for any reason, Licensee shall have no further right to manufacture, advertise, use, distribute or sell Licensed Articles, Packaging or Advertising Materials utilizing the Licensed Indicia, but may continue to distribute its remaining inventory of Licensed Articles in existence at the time of expiration or termination for a period of sixty (6) days; provided, however, that Licensee has delivered all statements (including Final Statement) and payments then due, that during the disposal period Licensee shall deliver all statements and payments due in accordance with Section 7, that Licensed Articles are sold at Licensee's regular Net Sales price and within the Distribution Channels, and that Licensee shall comply with all other terms and conditions of this Agreement. Notwithstanding the foregoing, Licensee shall not manufacture, advertise, use, distribute, or sell any Licensed Articles, Packaging or Advertising Materials after the expiration or termination of this Agreement because of: (i) departure of Licensee from the quality an style approved by CLC under this Agreement, (ii) failure of Licensee to obtain product or design approval, or (ii) a default under Section 16.

18. FINAL STATEMENT

Upon expiration or termination of this Agreement for any reason, or at any other time upon request by CLC or the Collegiate Institutions Licensee shall furnish to CLC at statement showing the number and description of Licensed Articles on hand or in process. Following such expiration or termination, including inventory disposal period, if allowed, CLC may request Licensee to either (i) surrender unsold Licensed Articles, Packaging and Advertising Materials, as well as dies, molds and screens used to manufacture such Licensed Articles and Packaging, or (ii) destroy all such remaining unsold materials certifying their destruction to CLC and specifying the number of each destroyed. CLC and/or its authorized representatives reserve the right to conduct physical inventories to ascertain or verify Licensee's compliance with the foregoing.

19. SURVIVAL OF RIGHTS

The terms and conditions of this Agreement necessary to protect the rights and interests of CLC and the Collegiate Institutions, including, without limitation, Licensee's obligations under Sections 8, 13, 14, and 15, shall survive the termination or expiration of this Agreement. The terms and conditions of this Agreement providing for any other activity following the effective date of termination or expiration of this Agreement shall survive until such time as those terms and conditions have bee fulfilled or satisfied.

20. NOTICES

All notices and statements to be given and all payments to be made, shall be given or made to the parties at their respective addresses set forth herein, unless notification of a change of address is given in writing. Unless otherwise provided in the Agreement, all notices shall be sent be certified mail, return receipt requested; facsimile, the receipt of which is confirmed by confirmation document; email, confirmed by email receipt confirmation notice; or nationally recognized delivery service that provides evidence of delivery, and shall be deemed to have been given at the time they are sent.

21. CONFORMITY TO LAW AND POLICY

(a) Licensee shall comply with such guidelines, policies, and requirements as CLC may give written notice from time-to-time including, without limitation, guidelines, policies and/or requirements contained in periodic CLC bulletins or notices.

(b) Licensee undertakes and agrees to obtain and maintain all applicable permits and licenses at Licensee's expense.

(c) Licensee shall pay all federal, state and local taxes due on or by reason for the manufacture, distribution or sale of the Licensed Articles.

22. SEVERABILITY

The determination that any provision of this Agreement is invalid or unenforceable shall not invalidate this Agreement, and the remainder of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

23. NON-ASSIGNABILITY

This Agreement is personal to Licensee. Neither this Agreement nor any of Licensee's rights shall be sold, transferred or assigned by Licensee without CLC's prior written approval, and no rights shall devolve by operation of law or otherwise un any assignee, receiver, liquidator, trustee or other party. Subject to the foregoing, this Agreement shall be binding upon any approved assignee or successor of Licensee and shall inure to the benefit of CLC, its successors and assigns.

24. ENTIRE AGREEMENT / NO WAIVER

Unless otherwise specified herein, this Agreement or any renewal, including appendices, constitutes the entire agreement and understanding between the parties and cancels, terminates, and supersedes any prior agreement or understanding, written or oral, relating to the subject matter hereof between Licensee, CLC and the Collegiate Institutions. There are no representations, promises, agreements, warranties, covenants or understandings other than those contained herein. None of the provisions of this Agreement may be waived or modified, except expressly in writing signed by both parties. However, failure of either party to require the performance of any term in this Agreement or the waiver by either party of any breach shall not prevent subsequent enforcement of such term nor be deemed a waiver of any subsequent breach.

25. COLLECIATE INSTITUTIO RIGHT TO ENFORCE

Each Collegiate Institution is entitled to enforce its rights in the licensed Indicia and the terms of this Agreement directly against the Licensee; and each Collegiate Institution is entitled to all the rights and remedies available under this Agreement.

26. MISCELLANEOUS

When necessary for appropriate meaning, a plural shall be deemed to be the singular and singular shall be deemed to be the plural. The attached appendices are an integral part of this Agreement. Section headings are for convenience only and shall not add to or detract from any of the terms or provisions of this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the state Georgia, which shall be the sole jurisdiction for any disputes. This Agreement shall not be binding on CLC until signed by CLC as agent on behalf of the Collegiate Institutions.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the last date of signature below.

LICENSEE: Eternal Image Inc.

By: _____ [Seal]
(Signature of officer, partner, or person duly authorized to sign)

Title: _____President + CEO_____

Date: _____11/20/07_____

THE COLLEGIATE LICENSING COMPANY, as agent on behalf of the Collegiate Institutions

By: _____
(Signature of person duly authorized to sign)

Title: Vice President

Date: _____12/17/2007_____

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Appendix A

Eternal Image Inc.

[*****]

_____*For Internal Use Only*

Account #67903 Check#_____ Date _____ Amount _____ Class _____

Appendix C

Eternal Image Inc.

Licensed Article   **Specifications (materials, content, other pertinent information)**
Memorial Product / 03B-4   **(Caskets, Urns, Vaults)**

Exhibit 10.20

Date: November 14, 2005
CMS # 5200


THE AMERICAN KENNEL CLUB
Merchandise License Agreement


THIS MERCHANDISE LICENSE AGREEMENT ("Agreement") dated as of November 14, 2005 by and between The American Kennel Club (hereinafter referred to as "AKC" or "Licensor"), 260 Madison Avenue, New York, NY 10016 and Eternal Image, LLC, 28175 Haggerty Road, Novi, Michigan 48377 (hereinafter referred to as "Licensee").


THIS WILL CONFIRM OUR AGREEMENT AS FOLLOWS:


1.   GRANT OF LICENSE: Subject to the terms and conditions of this Agreement, Licensor grants to Licensee for the Term (defined herein), the license to use the trademarks, copyrights, characters, designs, and likenesses described in Schedule A (collectively called the "Property"), solely in connection with the manufacture, distribution, promotion, advertisement and sale of the article(s) described in Schedule B (herein called the "Licensed Products"). This license does not constitute and may not be used so as to imply the endorsement of the Licensed Products by Licensor. The license granted herein is [*****]; nothing herein shall be construed so as to prevent Licensor from either granting any other licenses for the Property (including without limitation, licenses for the same or similar products to the Licensed Products) or from itself using the Property in any matter whatsoever.

2.   TERRITORY: Licensee shall be entitled to use the license granted hereunder only in the territory described in Schedule C (called the "Territory").

3.   LICENSE PERIOD: The license granted hereunder shall be effective and terminate as of the dates specified in Schedule D (the "Term"), unless sooner terminated or renewed in accordance with the terms and conditions hereof.

4.   PAYMENT:

(a)   **Royalty Rate**. Licensee shall pay to Licensor a royalty equal to the sum of the percentages set forth in Schedule E on all Net Sales (as defined below) by Licensee of the Licensed Products. The term "Net Sales" shall mean the gross amount of sales of Licensed Products at the invoiced selling price, net:

(i) normal and reasonable cash and quantity discounts; and

(ii) actual returns for credit not to exceed two percent (2%) of sales in any quarterly reporting period.

No deduction shall be made by Licensee for uncollectible accounts or for costs incurred in manufacturing, selling, distributing, advertising (including cooperative allowances).

(b)   **Minimum Royalties**.

(i) During the Term, Licensee shall pay to Licensor a minimum royalty consisting of an advance payment to be applied against a minimum guarantee for the Term. The amounts of the advance and minimum guarantee and the payment dates for such amounts are specified in Schedule F. No part of any such minimum royalty for the Term shall in any event be repayable to Licensee. Any royalty payments received by Licensor which exceed the Term's minimum royalty shall not be credited toward the next succeeding term's minimum royalty.

(ii) The royalties due from Licensee to Licensor pursuant to Paragraph 4 (a) with respect to sales made of Licensed Products during the Term shall be applied first against any advance payment made to Licensor for the Term. After such advance payment has been recouped for the Term, all royalties due with respect to sales made of Licensed Products during the Term that are in excess of the advance payment made to Licensor for the Term shall be paid by Licensee to Licensor in accordance with this Paragraph 4. If as of the date the minimum guarantee is due for the Term, the total of the advance payments and royalty payments made to Licensor with respect to sales made of the Licensed Products during the Term is less than the minimum guarantee for the Term, Licensee shall pay to Licensor on the expiration of the Term the difference between the minimum guarantee less all prior advance payments and royalty payments made by Licensee to Licensor with respect to the Term. Licensee shall also pay to Licensor when due any royalty payments due with respect to sales of Licensed Products made during the last quarter of the Term and the sell off period to the extent that such royalty payments exceed the difference between the minimum guarantee for the Term less all prior advance payments and royalty payments made by Licensee to Licensor with respect to the Term.

(iii) During any renewal term ("Renewal Term"), Licensee shall also pay Licensor a minimum royalty consisting of an advance payment to be applied against a minimum guarantee for the Renewal Term. The amounts of the Renewal Term advance and minimum guarantee and the payment dates for such amounts are specified in Schedule F. No part of any such minimum guarantee for the Renewal Term shall in any event be repayable to Licensee. Any royalty payments received by Licensor which exceed the Renewal Term=s minimum royalty shall not be credited toward the prior Term or the next succeeding, if any, Renewal Term=s minimum royalty.

(iv) The royalties due from Licensee to Licensor pursuant to Paragraph 4 (a) for sales made of Licensed Products during the Renewal Term shall be applied first against any advance payment made to Licensor for the Renewal Term. After such advance payment has been recouped for the Renewal Term, all royalties due with respect to sales made of Licensed Products during the Renewal Term that are in excess of the advance payment made to Licensor for the Renewal Term shall be paid by Licensee to Licensor in accordance with this Paragraph 4. If as of the date the minimum guarantee is due for the Renewal Term, the total of the advance payments and royalty payments made to Licensor with respect to sales made of the Licensed Products during the Renewal Term is less than the minimum guarantee for the Renewal Term, Licensee shall pay to Licensor on the expiration of the Renewal Term the difference between the minimum guarantee less all prior advance payments and royalty payments made by Licensee to Licensor with respect to the Renewal Term. Licensee shall also pay to Licensor when due any royalty payments due with respect to sales of Licensed Products made during the last quarter of the Renewal Term and the sell off period to the extent that such royalty payments exceed the difference between the minimum guarantee for the Renewal Term less all prior advance payments and royalty payments made by Licensee to Licensor with respect to the Renewal Term.

(c) **Periodic Statements**. Within twenty (20) days after the end of the calendar quarter in which the initial shipment of Licensed Products is made, and thereafter within twenty (20) days after the end of each calendar quarter, Licensee shall furnish to Licensor (in a form to be supplied by Licensor, or in the absence thereof, in a form acceptable to Licensor) complete and accurate statements certified to be accurate by Licensee showing the number, description, gross sales price, itemized deductions from gross sales price, and the Net Sales of each Licensed Product sold by Licensee and any returns made during the period, together with a computation of the royalties due. Licensee shall provide such statements to Licensor whether or not any of the Licensed Products have been sold during said period. All information shall be shown separately for each country within the Territory. Licensee agrees that royalty reports will indicate clearly (by name or character or similar description) the Licensed Products sold and will be given in sufficient detail to enable Licensor to separate royalties by Licensed Products. It is understood that timely rendering of all statements required hereunder is essential under the terms of this Agreement.

(d) **Royalty Payments**. Licensee shall remit the royalties due for each calendar quarter within twenty (20) days after the end of each calendar quarter, and payment shall be made with the statement rendered for that quarter. The receipt or acceptance by Licensor of any of the statements hereunder, or any royalties paid hereunder, or the cashing of any royalty check paid hereunder, shall not preclude Licensor from questioning the correctness thereof at any time. In the event that any inconsistencies or mistakes are discovered in such statements or payments, they shall immediately be rectified by Licensee and Licensee shall make appropriate payment to the Licensor within fifteen (15) days of such discovery.

(e) **Records and Audits**. At its principal place of business, Licensee shall keep and maintain accurate records of the transactions underlying the statements to be furnished hereunder. Licensee shall allow representatives of Licensor during office hours, upon reasonable notice and at reasonable intervals (not to exceed two times per calendar year), to audit and make copies of such records for the purpose of ascertaining the correctness of such statements. If any such audit shall disclose any deficiency of five percent (5%) or more, Licensee shall pay, in addition to such deficiency, the actual and reasonable cost of such audit. Upon demand of Licensor, not to exceed two times per calendar year, Licensee shall at its own expense furnish to Licensor a detailed statement signed and verified by Licensee's chief financial officer showing the number, description, gross sales price, itemized deductions from gross sales price and Net Sales of the Licensed Products covered by this Agreement distributed and/or sold by Licensee (and any of its affiliated, associated, or subsidiary companies) up to the date of Licensor's demand. All books of account and records shall be kept available for at least three (3) years after the termination or expiration of this Agreement.

(f) **Payments**. Until otherwise instructed in writing by Licensor, all payments of royalties hereunder including advance payments and minimum guarantees, shall be made in the currency set forth in Schedule I to the order of "Agent", as defined in Schedule J, or to any other party designated by Licensor in writing. In the event Licensee fails to make any payment due hereunder in a timely manner, any such late payment shall bear interest at the rate of the twelve (12%) per annum calculated from the date such payment was due until the date such payment is received by Licensor or by any other party designated by Licensor in writing.

5.   LICENSED PRODUCTS, QUALITY AND APPROVALS:

In order to ensure that the Licensed Products are consistent with the values, mission and purposes of Licensor and consistent with the protection of the good will in the Property, Licensee agrees as follows:

(a)   **General Quality.** Licensee agrees that the Licensed Products shall:

(i) be of high standard and of such style, appearance and quality so as to protect and enhance the Property and the good will pertaining thereto;

(ii) meet Licensor's quality standards and specifications; and

(iii) be manufactured, sold, distributed, advertised, and promoted in accordance with all applicable U.S. and foreign federal, state and local laws, regulations, and ordinances.

(b)   **Preapproval of Licensed Products & Related Materials.** Before distributing, selling, advertising, or promoting each of the Licensed Products, Licensee shall deliver to Licensor, for each of the Licensed Products, free of cost, for Licensor's written approval, the following in the order listed:

(i) sketches;

(ii) finished artwork and final proofs;

(iii) pre-production samples or strike-offs;

(iv) the number of post-production samples of each Licensed Product as set forth in Schedule K; and

(v) all other finished cartons, labels, containers, packing and wrapping material, and similar materials upon which the Property appears (collectively the "Related Materials"). For purposes of this Agreement, Licensor=s approval shall include the approval of any other parties who may have contractual rights in the Licensed Products and the Related Materials. At the time of initial shipment of each of the Licensed Products, Licensee shall deliver to Licensor fifteen (15) samples of each such Licensed Product.

(c)   **Packaging/Components.** Licensor shall have the right to approve how each of the Licensed Products is packaged, and shall have the right to approve which Licensed Products and other products may be packaged together.

(d)   **Additional Samples.** In addition to the samples provided to Licensor pursuant to Paragraph 5(b), Licensor may request, from time to time, up to twelve (12) samples per year, individual random samples of each Licensed Product and the Related Materials.

(e)   **Notices.** Licensee shall cause to appear on or within each Licensed Product and all Related Materials the notice set forth in Schedule G, or other notice specified by Licensor.

(f)   **Advertising, Promotional and Display Materials.** Before finalizing, using or distributing any advertising, promotional, display or other similar materials bearing the Property, Licensee shall deliver same to Licensor for its prior written approval.

(g)   **Approvals.** All items requiring approval pursuant to this Paragraph 5 shall be delivered to Licensor. Licensor shall use reasonable commercial efforts to approve or disapprove all items submitted within ten (10) business days of the receipt of such items by Licensor. Each item submitted by Licensee shall be deemed disapproved by Licensor if Licensee has not received the written approval of Licensor of the item in question within twenty (20) days after its receipt by Licensor.

6.   **ARTWORK AND OWNERSHIP OF PROPERTY**:

(a)   **Artwork.** Licensor shall provide to Licensee, free of charge, one set of digital artwork supplied on CD-ROM (depicting some, but not necessarily all, of the Property) that Licensor generally makes available to its merchandise licensees. All artwork and related material on said CD-Rom as well as any original artwork and designs created by Licensee or under Licensee=s authority and involving the Property, (notwithstanding their invention, creation, or use by Licensee), shall be and remain the property of Licensor; and Licensor shall be entitled to use the same and to license the use of same by others without restriction. Licensee agrees that any such artwork and Related Materials shall be considered "work made for hire" as that term is defined in The Copyright Act of 1976, as a work created as a contribution to a collective work, a supplementary work, a compilation, or otherwise; provided, however, that if and to the extent any such artwork and Related Materials shall not be considered "work for hire", Licensee hereby assigns any and all of its right, title, and interest in such artwork and related materials to Licensor and shall take all steps reasonably necessary to assist Licensor to effectuate such assignment.

(b)   **Ownership of Property.**

(i) Licensee recognizes all of Licensor's rights and interests in and to the Property, and that all use of the Property licensed hereunder inures to the benefit of Licensor or its grantor(s). Licensee shall not take any action which may harm or adversely affect Licensor=s rights or goodwill in the Property, including without limitation using or registering a name or mark which is identical to or confusingly similar to any name or mark included in the Property, and, further, Licensee shall not during the Term or at any time after expiration or termination of this Agreement, challenge the validity of Licensor=s ownership of the Property.

(ii) No right, title, or interest, in and to the property except the license interest granted by Paragraph 1 hereof, is transferred by this Agreement. Licensee hereby assigns, transfers and conveys to Licensor or its grantor(s) all trademarks, service marks, trade dress, copyrights, equities, good will, titles or other rights in and to the Property which may have been obtained by Licensee or which may have vested in Licensee as a result of its activities under this Agreement, and Licensee will, at Licensor's expense in connection with the preparation thereof, execute any instruments reasonably requested by Licensor to confirm the foregoing, including the documents referenced in Paragraph 9 of this Agreement. No consideration other than the mutual covenants and consideration of this Agreement shall be necessary for any such assignment, transfer or conveyance.

(iii) Licensor shall acquire no right, title or interest in or to any trademarks, service marks, trade dress and/or copyrights owned by Licensee and used by Licensee in connection with the Property ("Licensee IP"), which rights to such Licensee IP shall be and remain those of Licensee.

7.   EXPLOITATION BY LICENSEE:

As a result of entering into this Agreement with Licensee, Licensor may be foregoing other opportunities and, accordingly:

(a)   **Channels of Distribution.**

(i) Licensee shall diligently and continuously manufacture, sell, distribute, advertise, and promote the Licensed Products during the Term, and shall make and maintain adequate arrangements for the distribution of the Licensed Products solely to the Channels of Distribution set forth in Schedule M. Licensee shall offer the Licensed Products for sale in substantial quantities by the marketing date specified in Schedule H, with delivery within a reasonable time thereafter, including at least one of the Licensed Products in each of the categories listed in Schedule B.

(ii) If, at any time thereafter, Licensee for a period of three (3) consecutive months has failed to sell any of the Licensed Products (or any class or category of the Licensed Products) covered hereunder to any of the Channels of Distribution set forth in Schedule M, Licensor, in addition to all other remedies available to it hereunder, may terminate this license with respect to such Licensed Products or class or category thereof which have not been sold during such period by giving written notice of termination to such effect to Licensee. Such written notice of termination shall become effective thirty (30) days thereafter with respect to any Licensed Products (or any class of category of the Licensed Products) that has not been sold within said thirty (30) day cure period.

(b)   **Sale/Distribution.** With regard to the sale and distribution of the Licensed Products covered by this Agreement, Licensee agrees as follows:

(i) Licensee shall sell and distribute the Licensed Products outright and not on an approval, consignment, or guaranteed sale or return basis;

(ii) except with the prior written consent of Licensor, Licensee shall not directly or indirectly sell or distribute the Licensed Products for Promotional Purposes (defined below).

(iii) except with the prior written consent of Licensor, Licensee will not use, or knowingly permit the use of, the Licensed Product as a Premium (defined herein). The term "Premium" includes, but is not limited to, free or self-liquidating items offered to the public in conjunction with the sale or promotion of a product or service, including traffic building or continuity visits by the consumer/customer, or any similar scheme or device, the prime intent of which is to use the Licensed Product(s) in such a way as to promote, publicize and/or sell the products, services, or business image of the third party company or manufacturer. "Premium" also includes distribution of the Licensed Products for retail sale through distribution channels offering earned discounts or "bonus" points based upon the extent of usage of the offeror's product or service; and

(iv) in the event that any sale is made at a special price to any of Licensee's subsidiaries or to any other person, firm or corporation related in any manner to Licensee, or its officers, directors, or major stockholders, there shall be a royalty paid on such sales based upon the price generally charged the trade by Licensee.

Licensor specifically reserves the sole and exclusive right unto itself to use, manufacture, sell, and/or directly or indirectly distribute, or license third parties to use, manufacture, sell, and/or distribute, products similar to or the same as the Licensed Products, which may use all, some, or none of the Property, for Promotional Purposes. "Promotional Purposes" shall be defined to include any of the following, regardless of whether the product(s) is given away free or a fee is charged to the end consumer: promotions including on-pack promotions, in-pack promotions, instant win games, tours or exhibitions; and any other premium or promotion; any giveaway; any sweepstakes or contest; any mail order; any movie, video, or show, or record-related promotion, premium, or publicity; or any other similar type of publicity. Licensee specifically acknowledges that Licensor may exercise its rights contained in this concurrently with the rights exercised to Licensee under this Agreement;

(c)   **Distributors.** Licensee shall advise all of its distributors of the Channels of Distribution set forth above. Licensee shall be liable for any sale by such distributors or, of Licensed Products outside of the Channels of Distribution set forth in Schedule M.

(d)   **Suggested Retail Price.** Licensee agrees to keep Licensor, at Licensor's request, advised of the wholesale and suggested retail prices at which Licensee sells the Licensed Products covered hereunder.

(e)   **Sales to Licensor.** Licensee agrees to sell to Licensor such reasonable quantities of the Licensed Products as Licensor shall request at a rate at least as low and on as good terms as Licensee sells similar quantities of the Licensed Products to the general trade.

8.   LICENSOR'S LIMITED WARRANTY:

(a)   **Limited Warranty.**   Licensor represents and warrants that (i) Licensor controls all such rights and interest in the Property as are required to permit Licensor to enter into this Agreement and grant the rights herein granted (ii) and the Property does not infringe upon the copyrights, trademarks or other intellectual property rights of any third party.

(b)   **Licensor Indemnity.**   Licensor shall indemnify Licensee and shall defend Licensee against, and hold Licensee harmless from, all claims, liabilities, suits, losses, damages, and expenses (including reasonable attorneys' fees) brought by a third party against Licensee arising out of or relating to any breach or alleged breach by Licensor of any of its duties, obligations, representations and warranties set forth herein.

(c)   **LIMITATION ON WARRANTY**. ASIDE FROM THE WARRANTIES NOTED ABOVE, LICENSOR DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTY, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE PROPERTY. EXCEPT FOR ANY LIABILITY OF LICENSOR PURSUANT TO PARAGRAPH 8(b), IN NO EVENT SHALL LICENSOR BE LIABLE FOR ANY MATTER WHATSOEVER RELATING TO (1) THE USE BY LICENSEE OF THE PROPERTY, OR (2) THE MANUFACTURING, MARKETING, ADVERTISING, DISTRIBUTION, SALE AND/OR PROVISION BY LICENSEE OF ANY PRODUCTS AND/OR SERVICES UNDER OR IN CONNECTION WITH THE PROPERTY. NOTWITHSTANDING ANYTHING HEREIN OR IN ANY OTHER AGREEMENT BETWEEN THE PARTIES, REGARDLESS OF THE TYPE OF CLAIM, LICENSOR SHALL NOT BE LIABLE TO LICENSEE FOR ANY INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT, EVEN IF INFORMED THAT THEY MAY OCCUR.

9.   PROTECTION OF LICENSOR'S RIGHTS:

(a)   **Infringements by Third Parties.**   Licensee shall promptly notify Licensor in writing of any infringements, improper usage or imitations of the Property on Licensed Products similar to those covered by this Agreement which may come to Licensee's attention. Licensor shall have the sole right to commence and/or defend a legal action or negotiate a settlement relating to any alleged infringement of the Property. Licensee shall not institute any suit or take any actions on account of any such infringements, improper usages or imitations without first obtaining the written consent of the Licensor. Licensee shall use its best efforts to give Licensor all reasonable assistance and cooperation in any such legal action including, but without limitation, executing reasonably necessary documents and giving reasonably necessary testimony to permit Licensor, in its own name and/or on behalf of Licensee or jointly, to commence or defend the legal action. If Licensor wishes to commence litigation in the name of Licensee or name Licensee as a party to such suit, Licensor shall obtain Licensee=s prior written approval, such approval not to be unreasonably withheld. Any reasonable out of pocket costs incurred by Licensee in rendering such assistance requested by Licensor shall be paid for or reimbursed by Licensor. Licensor shall be entitled to any recovery or damages collected as a result of such legal action or negotiated settlement. No settlement by Licensor shall impose a monetary liability on Licensee without Licensee=s consent to such settlement.

(b)   **Alleged Infringements by Licensor.**   With respect to any claim or suit that Licensor is not possessed of such right, title, and interest in the Property as to be entitled to grant this license to Licensee, Licensor shall have the option to undertake and conduct the defense of any suit so brought and no settlement of any such claim or suit shall be made without the prior written consent of Licensor. Licensee agrees to cooperate fully with Licensor in any such action. Any reasonable out of pocket costs incurred by Licensee in rendering such assistance requested by Licensor shall be paid for or reimbursed by Licensor.

(c)   **Copyright Documents**.   At Licensor's sole cost and expense, Licensee agrees to assist Licensor with protecting Licensor's Property, including without limitation, executing the form of Copyright Assignment attached hereto as Exhibit B, which form shall be signed by Licensee simultaneously with Licensee's execution of this Agreement.

10.   LICENSEE WARRANTY AND INDEMNITY:

(a)   **Licensee Warranty**.   Licensee expressly warrants that it is authorized to enter into this Agreement. Licensee further represents and warrants that Licensee and its affiliates, shall assume full responsibility for all acts, omissions and misrepresentations by Licensee, its affiliates, agents, employees and third party manufacturers arising out of or relating to:

(i) any and all uses of the Property, (subject to any Licensor liability pursuant to Paragraph 8(b) above); and

(ii) the manufacture, distribution, sale and advertisement of the Licensed Products.

(b)   **Licensee Indemnity.**   Licensee shall indemnify Licensor and shall defend Licensor against, and hold Licensor harmless from, all claims, liabilities, suits, losses, damages, and expenses (including reasonable attorneys' fees) brought by a third party against Licensor arising out of or relating to any breach or alleged breach by Licensee of any of its duties, obligations, representations and warranties set forth herein, including, without limitation, claims based on:

(i) any alleged or actual unauthorized use of any intellectual property right (including, but without limitation, any copyright, patent, trademark, or other intellectual property right) by Licensee in connection with the Licensed Products (except for claims that the Property infringes any copyright, patent, or trademark); or

(ii) any alleged or actual defect in the Licensed Products (including, but without limitation, any claim of product liability);

(iii) any alleged or actual act or omission by Licensee or Licensee's agents, third party manufacturers or employees (whether wrongful, negligent, or otherwise) in connection with the Licensed Products or this Agreement: or

(iv) Licensee's or any third party's design, manufacture, distribution, shipment, advertising, promotion or sale of the Licensed Products or the packaging material.

(c) **Defense**. Upon notice from Licensor, Licensee shall undertake the defense of any such claim or suit. In such event, Licensor shall have the right

(i) to approve the attorney selected by Licensee, such approval not to be unreasonably withheld;

(ii) to be kept informed at all times about such claim or suit; and

(iii) to approve any settlement offer or agreement (other than one solely for money damages where Licensee pays the full amount of such settlement), such approval not to be unreasonably withheld.

Notwithstanding the above, Licensor shall have the right to defend any such action with attorneys of its own selection.

As used in this paragraph 10 only, "Licensor" shall also include the grantor(s), officers, directors, employees and agents (including 4Kids Entertainment Licensing, Inc. and affiliates) of Licensor and its affiliates and the officers, directors and employees of any other indemnitees. This indemnity shall survive the termination or expiration of this Agreement.

11.   INSURANCE:

(a)   **Type of Insurance/Amount.** During the Term and any Renewal Term, Licensee shall obtain and maintain, at its own expense, comprehensive general liability insurance (including products' liability insurance) and advertisers liability, from an insurance company acceptable to Licensor, providing adequate protection for Licensee against any claims, liabilities, suits, losses, damages and expenses arising out of or relating to the circumstances set forth in Paragraphs 10 and 20(c), in the minimum annual amount of U.S. Three Million and no/100 Dollars (U.S. $3,000,000) per occurrence with no deductible and in the annual aggregate amount of U.S. Five Million and no/100 Dollars (U.S. $5,000,000), with no deductible. Such insurance shall remain in full force during the Term, any Renewal Term, and for a period of three (3) years thereafter.

(b) **Certificate/Additional Insured.** Simultaneously with the execution of this Agreement by Licensee, and thereafter as requested by Licensor, Licensee shall provide Licensor and Agent with a certificate of insurance (the original or a translation of which must be provided in English) evidencing such insurance. Licensor and Agent shall be named as additional insureds on such insurance coverage. Such certificate shall provide for ten (10) days notice to Licensor from the insurer by certified or registered mail, return receipt requested, of any modification, cancellation or termination.

12.   LIMITATION OF LIABILITY: IN NO EVENT SHALL LICENSOR BE LIABLE TO LICENSEE FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL OR INDIRECT DAMAGES OF ANY KIND (INCLUDING, WITHOUT LIMITATION, LOSS OF PROFIT) WHETHER OR NOT LICENSOR WAS ADVISED OF THE POSSIBILITY OF SUCH LOSS, HOWEVER CAUSED, WHETHER FOR BREACH OR REPUDIATION OF CONTRACT, BREACH OF WARRANTY OR NEGLIGENCE. ANY LIABILITY OF LICENSOR FOR ANY AND ALL CAUSES OF ACTION WITH RESPECT TO THIS AGREEMENT AND THE RIGHTS GRANTED HEREIN SHALL BE LIMITED TO THE AMOUNT OF ROYALTIES PAID BY LICENSEE TO LICENSOR HEREUNDER.

13.   DEFAULT AND TERMINATION:

(a)   **Bankruptcy**. This Agreement may be terminated by Licensor, in its sole discretion to the fullest extent permitted by law at the time of the occurrence, if:

(i) a petition in bankruptcy is filed by or against Licensee, or if Licensee becomes insolvent, or makes an assignment for the benefit of its creditors or an arrangement pursuant to any bankruptcy law; or

(ii) Licensee discontinues its business or if a receiver is appointed for it or its business.

(b)   **Licensee Infringement.** This Agreement may be terminated by Licensor, in its sole discretion, if Licensee becomes subject to or otherwise involved in any claim or lawsuit of the kind set forth in Paragraph 10 herein, which in the sole judgment of Licensor materially interferes with Licensee's ability to perform its duties and obligations hereunder or harms the reputation of Licensor or the Property.

(c)   **Unapproved Merchandise/ Unapproved Distribution.** In the event that Licensee ships or sells any Licensed Product that has not been fully approved in writing by Licensor (including written approval of Licensor for the Related Materials) or in the event that Licensee sells, or any distributor of Licensee sells, Licensed Products outside of the Channels of Distribution set forth on Schedule M, Licensor shall have the right to terminate this Agreement immediately by delivering a written notice to Licensee. In addition to Licensor=s rights and remedies at law or in equity or pursuant to this Agreement which rights and remedies shall be deemed to be cumulative and in addition to the rights and remedies set forth herein, Licensee agrees to pay Licensor as liquidated damages and not as penalty a royalty of twenty five (25%) of Net Sales of all such unapproved Licensed Products that have been sold or on any Licensed Products sold outside the Channels of Distribution set forth on Schedule M. Licensee further agrees to pay Licensor for the cost of an audit to determine the quantity of unapproved Licensed Products sold by Licensee or Licensed Products sold outside the Channels of Distribution set forth on Schedule M. Licensee shall also immediately cease and desist from selling such unapproved Licensed Products and shall recall all such unapproved Licensed Products from wholesalers and retailers. Licensee shall also immediately recall any Licensed Products sold in any unauthorized Channels of Distribution from such unauthorized distributors or retailers.

(d)   **Assignment Without Consent**. This Agreement may be terminated by Licensor in its sole discretion, immediately upon written notice if Licensee voluntarily or involuntarily breaches Paragraph 20 of this Agreement.

(e)   **Failure to Distribute.** Licensor shall have the right to terminate this Agreement as provided in and in accordance with Paragraph 7 in the event Licensee fails to distribute the Licensed Products as required by Paragraph 7.

(f)   This Agreement may be terminated by Licensor in its sole discretion, in the event Licensee becomes subject to a voluntary or involuntary order or notice of any governmental agency involving the recall of any Licensed Product or packaging material because of safety, health or other hazards of risk to the public.

(g)   **Other Breach**. In addition to the other events of default and termination set forth above in this Paragraph 13, this Agreement may be terminated by Licensor if Licensee breaches any other covenant or fails to perform any of its other obligations under the terms of this Agreement and Licensee fails to remedy such breach within thirty (30) days of Licensee's receipt of Licensor's written notice of breach; provided however, that with regard to any failure or breach relating to Licensee's obligations with respect to copyright, trademark or service mark notices, monetary payments or royalty statements, Licensee's cure period shall be fifteen (15) days from Licensee=s receipt of Licensor's written notice of breach.

14.   EFFECT OF TERMINATION:

(a)   **Termination of Right to Sell**. In the event this license is terminated as provided above in Paragraph 13, Licensee, its receivers, representatives, trustees, agents, administrators, successors, and/or assigns shall have no right to sell, exploit, or in any way deal with or in any Licensed Products or any Related Material. Termination of the license under the provisions of this Agreement shall be without prejudice to any rights which Licensor may otherwise have against Licensee.

(b)   **Royalties and Minimum Guarantee Due on Termination.** Upon termination of this license, all royalties on sales theretofore made shall become immediately due and payable; no advances against royalties shall be repayable; and the balance of any minimum royalty shall be immediately due and payable.

(c)   **Reversion of Rights**. Upon or after the expiration or termination of this license, all rights granted to Licensee hereunder shall forthwith revert to Licensor, and Licensee shall refrain from further use of the Property or any further reference to it, direct or indirect, or anything deemed by Licensor to be similar to the Property in connection with the manufacture, sale, distribution, or promotion of Licensee's products, except as provided in Paragraph 16 and Licensee shall deliver to Licensor all Related Materials and advertising or promotional materials related to the Property.

15.   FINAL STATEMENT UPON TERMINATION OR EXPIRATION: Sixty (60) days before the expiration of this Agreement and, in the event of its termination, ten (10) days after receipt of notice of termination or the happening of the event which terminates this Agreement where no such notice is required, a statement showing the number and description of Licensed Products covered by this Agreement on hand or in process shall be furnished by Licensee to Licensor. Licensor shall have the right to take a physical inventory to ascertain or verify such inventory and statement, and refusal by Licensee to submit to such physical inventory by Licensor shall forfeit Licensee's right to dispose of such inventory, Licensor retaining all other legal and equitable rights Licensor may have in the circumstances.

16.   DISPOSAL OF STOCK UPON TERMINATION OR EXPIRATION:

(a)   **Sell-Off**. After termination or expiration of this Agreement, (unless such termination by Licensor is due to a default or material breach of this Agreement by Licensee), Licensee may dispose of approved Licensed Products covered by this Agreement which are on hand or in process at the time notice of termination is received or upon the expiration date,(it being agreed that Licensee may not produce quantities of additional Licensed Products during the last three (3) calendar quarters that are in excess of the then current demand for such Licensed Products) for the sell-off period set forth in Schedule L on a [*****] basis, provided Licensee is not in breach or otherwise in default under this Agreement. All applicable royalties shall be paid on Licensed Products sold during the sell-off period within twenty (20) days following the expiration of the sell-off period. If this Agreement is terminated by Licensor due to a default or material breach by Licensee, Licensee shall not have any right to sell-off any Licensed Products.

(b)   **Faulty Copyright or Trademark Notices**. Notwithstanding anything to the contrary herein, if Licensor terminates this Agreement due to the failure of Licensee to comply with Paragraph 5 Licensee shall not manufacture, sell, or dispose of any Licensed Products covered by this license after its expiration or its termination.

(c)   **Inventory.** Licensor may, at its sole discretion, purchase any or all of Licensee=s remaining inventory during or after the sell-off period at a price equal to the cost of manufacture.

17.   LICENSOR'S REMEDIES: Licensee acknowledges that its failure (except as otherwise provided herein) to cease the manufacture, sale, distribution, advertising, or promotion of the Licensed Products covered by this Agreement or any class or category thereof at the termination or expiration of this Agreement or any portion thereof may result in immediate and irreparable damage to Licensor and to the rights of any subsequent licensee. Licensee acknowledges and admits that there is no adequate remedy at law for such failure to cease manufacture, sale, distribution, advertising, or promotion, and Licensee agrees that in the event of such failure, Licensor shall be entitled to equitable relief by way of temporary and permanent injunctions and such other and further relief as any court of competent jurisdiction may deem just and proper.

18.   NOTICES: All notices and statements required under this Agreement shall be in writing addressed to the parties at the addresses above, unless notification of a change of address is given in writing. All notices shall be sent by:

(i) registered mail, return receipt requested;
(ii) overnight courier (e.g. Express Mail, Federal Express); or
(iii) telefax or e-mail with a follow up copy by regular mail.

All statements of account may be sent by regular mail. The date of mailing shall be deemed the date the notice or statement is received by a party.

19.   RELATIONSHIP BETWEEN THE PARTIES: Neither party shall represent itself as the agent or legal representative of the other party for any purpose whatsoever, and neither party shall have the right to create or assume any obligation of any kind, express or implied, for or on behalf of the other party in any way whatsoever. This Agreement shall not create or be deemed to create any agency, partnership, or joint venture between the parties.

20.   NO ASSIGNMENT OR SUBLICENSE:

(a)   **No Assignment**.   This Agreement is personal to Licensee and may not be sold, assigned, delegated, sublicensed or otherwise transferred or encumbered, in whole or in part, including without limitation, by operation of law, without the prior written consent of Licensor, which consent may be withheld by Licensor in its sole discretion. For purposes of determining whether an assignment of this Agreement by Licensee (but not by Licensor) has occurred under this Paragraph 20, a merger of Licensee into another business entity or a merger of another business entity into Licensee; the sale or transfer of more than fifty percent (50%) of the stock of Licensee or substantially all of Licensee=s assets, shall be deemed an assignment requiring notice to, and the prior written consent of, Licensor, which consent may be withheld by Licensor in its sole discretion. Any attempted sale, assignment, delegation, sublicense or other transfer in violation of the preceding sentences shall be deemed null and void, and of no effect, and in such event, notwithstanding anything in this Agreement to the contrary, Licensor shall have the immediate, unqualified right to terminate this Agreement in addition to all other rights and remedies it may obtain due to Licensee=s breach.

(b)   **Licensor Assignment**. This Agreement may be assigned by Licensor upon written notice to Licensee but without any consent, provided, however, that any such assignment shall not release the Licensor from its obligations to the Licensee under this Agreement.

(c)   **Third Party Manufacturer**. Nothing herein shall be deemed to prevent Licensee from causing the Licensed Products to be manufactured by third parties subject to and in accordance with the terms and conditions of this Agreement on condition that Licensee shall indemnify Licensor against any loss or damage arising as a result of any breach by any third party manufacturer of Licensee=s obligations under the Agreement or otherwise arising out of acts, omissions or misrepresentations by any third party manufacturer in derogation of Licensor=s rights in and to the Property. If any manufacturing of the Licensed Products shall be conducted outside the Territory, in addition to any other obligations under this Agreement, Licensee shall advise Licensor in advance of the name, address and manufacturing location and any third party contractors shall sign the "Manufacturer=s Agreement" set forth in Exhibit A annexed hereto.

(d)   **Successors and Assigns**. Subject to the restrictions against assignment provided above, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

21.   **FORCE MAJEURE:** The inability of Licensee to commence or complete its obligations hereunder by the dates herein required resulting from delays caused by strikes, picketing, insurrection, acts of God, war, emergencies, shortages, or unavailability of materials, limitations imposed by exchange control regulations or foreign investments regulations, or other causes beyond Licensee's reasonable control, except Licensee=s obligation to remit royalty payments, shall excuse performance during the continuation thereof and extend the period for the performance of the obligations for the period equal to the period(s) of any such delay(s). Notwithstanding the foregoing, in the event performance by Licensee is suspended for three (3) consecutive months in accordance with this Paragraph 21, then Licensor may, by written notice to Licensee, elect to terminate this Agreement without any liability for either Licensor or Licensee.

22.   **ENTIRE AGREEMENT:** This Agreement is intended by the parties as a final and complete expression of their agreement with respect to the subject matter hereof, and supersedes any and all prior and contemporaneous agreements and understandings relating to it.

23.   **MODIFICATION AND WAIVER:** This Agreement may not be modified and none of its terms may be waived, except in writing signed by both parties. The failure of either party to enforce, or the delay by either party in enforcing, any of its rights shall not be deemed a continuing waiver or a modification of this Agreement.

24.   **SEPARABILITY:** If any part of this Agreement shall be declared invalid or unenforceable by a court of competent jurisdiction, it shall not affect the validity of the balance of this Agreement, provided, however, that if any provision of this Agreement pertaining to the payment of monies to Licensor shall be declared invalid or unenforceable, Licensor shall have the right, at its sole option, to terminate this Agreement upon giving not less than ten (10) days written notice to Licensee.

25.   **GOVERNING LAW/JURISDICTION:** The parties agree that this Agreement shall be governed by the laws of the State of New York, or where applicable, the laws of the United States as interpreted by federal courts in the state of New York, as to all matters, without giving effect to the principles of conflicts of law. Licensor and Licensee agree that any judicial proceeding brought against any of the parties to this Agreement arising from this Agreement or any matter related hereto may be brought in the State Courts situated in New York, New York, or in the United States District Court Southern District of New York, located in New York, New York. Licensee, by execution of this Agreement, hereby accepts for itself the non-exclusive jurisdiction of the aforesaid courts. Licensee further appoints _____, as its agent to receive on its behalf service of process in any such proceeding covered by Paragraph 25. The foregoing consent to jurisdiction and appointment of agent for service of process shall not constitute a general consent to service of process in the State of New York for any purpose except as provided in this Paragraph 25 and shall not be deemed to confer rights on any person other than the parties to this Agreement.

26.   **COMPLIANCE WITH LAWS:** Each party agrees that it will at all times comply with all applicable laws and regulations. Without limiting the generality of the foregoing, neither party will export, re-export, transfer or make available, directly or indirectly, any regulated items or information to:

(a)   anyone outside of the United States in violation of any export laws and regulations of the United States or

(b)   otherwise in violation of any laws and regulations of any country or organizations of nations within whose jurisdiction either party may operate or do business. Licensee shall seek and obtain at its sole expense any necessary regulatory consents and approvals with respect to the manufacture or sale of the Licensed Products from any country or organizations of nations outside of the United States within whose jurisdiction Licensee may operate or do business.

27.   **COUNTERPARTS:** Counterpart copies of this Agreement may be executed for the convenience of the parties, and each counterpart shall de deemed to be an original instrument.

28.   **PARAGRAPH HEADINGS:** The headings of the Paragraphs are for convenience only and in no way limit or affect the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed as of the day and year first above written.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to a confidentiality request. Omissions are designated [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission with the confidentiality request.

LICENSOR:

THE AMERICAN KENNEL CLUB

By: [signature]

Name: James Stevens

Title: CFO

Date: 5/9/06

LICENSEE:

Eternal Image, LLC

By: [signature]

Name: Clint Mytych

Title: President

Date: 03/20/06

THE AMERICAN KENNEL CLUB

By: [signature]

Name: James P. Crowley

Title: Executive Secretary

Date: 5/10/06

Approved by Legal Dept.
for AKC execution

By: CB

Date: 5.3.06

H:\CONTRACTS\WP51\AKC\AKC LICENSEES\ETERNAL IMAGE, LLC\ETERNALIMAGE-4K-5200.DOC
07/30/03

Page 9

4KIDS ENTERTAINMENT

10

THE AMERICAN KENNEL CLUB
Merchandise License Agreement
SCHEDULE PAGE

Schedules Annexed to the License Agreement dated as of November 14, 2005, between The American Kennel Club ("Licensor") and Eternal Image, LLC ("Licensee").

Schedule A: **The Property:** The characters, artwork, trademarks, logos, designs and visual representations associated with THE AMERICAN KENNEL CLUB

Schedule B: **Licensed Products:** [*****] license for funerary line of AKC branded urns.

Schedule C: **Territory:** US, its territories and possessions; Canada

Schedule D: **Term:** November 14, 2005 through December 31, 2008

Renewal Term: N/A

Schedule E: **Royalty Rate:** [*****]

Schedule F: **Minimum Royalty during the Term:**

[*****]

Minimum Royalty during the Renewal Term:

Advance Payment (due on first day): N/A

Minimum Guarantee (due by end of the Renewal Term): N/A

THE AMERICAN KENNEL CLUB
Merchandise License Agreement
SCHEDULE PAGE

Schedule G: **Notice:**

For Merchandising:

Licensor will advise Licensee of the correct copyright and trademark notices during the art approval stage.

Schedule H: **Marketing Date:**   March/April 2006

Ship Date: May/June 2006

Schedule I: **Currency:**   **US DOLLARS**

Schedule J: **Agent's Name and Address:**

4Kids Entertainment Licensing, Inc.

1414 Avenue of the Americas-6th Floor

New York, NY 10019

Schedule K: **Number of Samples of Each Licensed Product: 15 of each**

Schedule L: **Sell-Off Period:**   90 Days

Schedule M: **Channels of Distribution:**

Pet Store Chains   Mass Retailers   Internet

Contract #5200

EXHIBIT A
Manufacturer's Agreement

The Licensor:	The American Kennel Club
The Licensee:	Eternal Image, LLC
Contract No.:	5200
Expiration Date:	License agreement and this Manufacturer's Agreement (unless sooner terminated or extended) will expire on: December 31, 2008
The Licensed Products:	Funerary line of AKC branded urns.
The Property:	THE AMERICAN KENNEL CLUB

Name and address
of Manufacturer:

Territory of Manufacture:

Territory of Shipment: US, its territories and possessions; Canada

In order to induce Licensor to consent to the manufacture of the Licensed Products by the undersigned for the Licensee by ensuring that the Licensed Products are consistent with the values, mission and purpose of Licensor and consistent with the protection of the good will in the Property, the undersigned agrees that (unless otherwise authorized by the Licensor, under a similar manufacturer's agreement for another Licensee):

1)   It will not manufacture the Licensed Products to the order of anyone but the Licensee, will invoice only the Licensee and will not ship to anyone other than the Licensee or Licensee's customers.

2)   It will not subcontract production of the Licensed Products or components which contain the Property without the prior written consent of the Licensor.

3)   It will not without the prior written consent of the Licensor manufacture merchandise utilizing any of the copyrighted material and/or trademarks owned by the Licensor other than the Licensed Products.

4)   It will permit the authorized representative of the Licensor to inspect its activities and premises, books of account and invoices relevant to the manufacture and supply of the Licensed Products.

5)   It will not publish or cause the publication of pictures of the Licensed Products in any publication or promotional material, nor advertise the fact that it is permitted to manufacture the Licensed Products.

6)   It will not take any action anticipated to harm or adversely affect Licensor=s rights or related goodwill in the Property, nor will it challenge the validity of or Licensor=s ownership of the Property, either during the term of this Manufacturer=s Agreement or thereafter.

7)   It will not use any name or mark, other than those included in the Property as permitted hereunder, which is identical to or confusingly similar to any name or mark included in the Property in the manufacture, distribution, sale and/or advertisement or any goods or services.

8)   It will not register or use in any country any name or mark identical to or confusingly similar to any name or mark included in the Property.

9)   Upon expiration or termination of the License Agreement, or upon notification by the Licensor, the undersigned manufacturer will immediately cease manufacturing the Licensed Products and deliver to the Licensor or its authorized representative evidence that the Property has been removed from any molds, plates or other devices used to produce the Licensed Products, or in the event removal is not practical or effective, that such molds or plates have been destroyed.

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to a confidentiality request. Omissions are designated [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission with the confidentiality request.

Accepted and Agreed to:	
Eternal Image, LLC	**American Kennel Club**
("Licensee")	
By: [signature]	By: [signature]
Title: President	Title: Executive Secretary
Date: 6/29/07	Date: 6/22/07

EXHIBIT B

COPYRIGHT ASSIGNMENT

FOR: **THE AMERICAN KENNEL CLUB MERCHANDISE & PROMOTIONAL ITEMS**

This agreement is between The American Kennel Club ("Licensor") 260 Madison Avenue, New York, NY 10016 and the company listed below ("Company").

At the request of Licensor or 4Kids Entertainment Licensing, Inc. ("4Kids"), 1414 Avenue of the Americas, New York, NY 10019, Company has designed or may design artwork and other materials (hereinafter the "Work(s)") for one or more of the following items: licensed products, merchandise and promotional items that are owned, licensed to and/or otherwise the property of Licensor.

Company, for good and valuable consideration, the receipt of which is hereby acknowledged, confirms that all copyrights in and to the Works, on a worldwide basis, are the property of Licensor, and does hereby sell, assign and transfer to Licensor all right, title and interest in and to all such copyrights, including all copyrights obtained from Company's contractors and including any rights of renewal and rights to apply for and secure registrations of such copyrights. At Licensor's request and expense, Company will fully cooperate with Licensor and will sign any documents reasonably requested by Licensor which may be necessary to seek, maintain and enforce Licensor' copyrights in the Works. In the event Company utilizes any independent contractors ("Contractor(s)") to work on the Works, such Contractor(s) shall be required to sign documents confirming that Contractors' assignment is a work made for hire and that all of Contractors' right, title and interest in and to the Works is owned by Company.

For each Work listed above, this Assignment shall be effective as of the day such Work was completed.

Company: **Eternal Image, LLC**

By: _____
(Signature)

Name: _____

Title: _____

Date: _____

Exhibit 10.21
Date: January 31, 2007
CMS # 5344

THE CAT FANCIERS' ASSOCIATION
Merchandise License Agreement

THIS MERCHANDISE LICENSE AGREEMENT ("Agreement") dated as of January 31, 2007 by and between The Cat Fanciers' Association, Inc. (hereinafter referred to as "CFA" or "Licensor"), P.O. Box 1005 Manasquan, NJ and Eternal Image, Inc., 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334 (hereinafter referred to as "Licensee").

THIS WILL CONFIRM OUR AGREEMENT AS FOLLOWS:

1.   GRANT OF LICENSE: Subject to the terms and conditions of this Agreement, Licensor grants to Licensee for the Term (defined herein), the license to use the trademarks, copyrights, characters, designs, and likenesses described in Schedule A (collectively called the "Property"), solely in connection with the manufacture, distribution, promotion, advertisement and sale of the article(s) described in Schedule B (herein called the "Licensed Products"). This license does not constitute and may not be used so as to imply the endorsement of the Licensed Products by Licensor. The license granted herein is [*****]; nothing herein shall be construed so as to prevent Licensor from either granting any other licenses for the Property (including without limitation, licenses for the same or similar products to the Licensed Products) or from itself using the Property in any matter whatsoever.

2.   TERRITORY: Licensee shall be entitled to use the license granted hereunder only in the territory described in Schedule C (called the "Territory").

3.   LICENSE PERIOD: The license granted hereunder shall be effective and terminate as of the dates specified in Schedule D (the "Term"), unless sooner terminated or renewed in accordance with the terms and conditions hereof.

4.   PAYMENT:

        (a)   **Royalty Rate**. Licensee shall pay to Licensor a royalty equal to the sum of the percentages set forth in Schedule E on all Net Sales (as defined below) by Licensee of the Licensed Products. The term "Net Sales" shall mean the gross amount of sales of Licensed Products at the invoiced selling price, net:

                (i) normal and reasonable cash and quantity discounts; and

                (ii) actual returns for credit not to exceed two percent (2%) of sales in any quarterly reporting period.

        No deduction shall be made by Licensee for uncollectible accounts or for costs incurred in manufacturing, selling, distributing, advertising (including cooperative allowances).

        (b)   **Minimum Royalties**.

                (i) During the Term, Licensee shall pay to Licensor a minimum royalty consisting of an advance payment to be applied against a minimum guarantee for the Term. The amounts of the advance and minimum guarantee and the payment dates for such amounts are specified in Schedule F. No part of any such minimum royalty for the Term shall in any event be repayable to Licensee. Any royalty payments received by Licensor which exceed the Term's minimum royalty shall not be credited toward the next succeeding term's minimum royalty.

                (ii) The royalties due from Licensee to Licensor pursuant to Paragraph 4 (a) with respect to sales made of Licensed Products during the Term shall be applied first against any advance payment made to Licensor for the Term. After such advance payment has been recouped for the Term, all royalties due with respect to sales made of Licensed Products during the Term that are in excess of the advance payment made to Licensor for the Term shall be paid by Licensee to Licensor in accordance with this Paragraph 4. If as of the date a minimum guarantee installment payment is due, the total of the advance payment and royalty payments made to Licensor with respect to sales made of the Licensed Products prior to the due date during the Term for such installment payment is less than the total minimum guarantee owed as of such installment due date. Licensee shall, for avoidance of doubt, also pay to Licensor on the expiration of the Term the difference between the minimum guarantee less all prior advance payments and royalty payments made by Licensee to Licensor with respect to the Term. Licensee shall also pay to Licensor when due any royalty payments due with respect to sales of Licensed Products made during the last quarter of the Term and the sell off period to the extent that such royalty payments exceed the difference between the minimum guarantee for the Term less all prior advance payments and royalty payments made by Licensee to Licensor with respect to the Term.

                (iii) During any renewal term ("Renewal Term"), Licensee shall also pay Licensor a minimum royalty consisting of an advance payment to be applied against a minimum guarantee for the Renewal Term. The amounts of the Renewal Term advance and minimum guarantee and the payment dates for such amounts are specified in Schedule F. No part of any such minimum guarantee for the Renewal Term shall in any event be repayable to Licensee. Any royalty payments received by Licensor which exceed the Renewal Term's minimum royalty shall not be credited toward the prior term or the next succeeding, if any, Renewal Term's minimum royalty.

(iv) The royalties due from Licensee to Licensor pursuant to Paragraph 4 (a) for sales made of Licensed Products during the Renewal Term shall be applied first against any advance payment made to Licensor for the Renewal Term. After such advance payment has been recouped for the Renewal Term, all royalties due with respect to sales made of Licensed Products during the Renewal Term that are in excess of the advance payment made to Licensor for the Renewal Term shall be paid by Licensee to Licensor in accordance with this Paragraph 4. If as of the date during the Renewal Term a minimum guarantee installment payment is due, the total of the advance payment and royalty payments made to Licensor with respect to sales made of the Licensed Products prior to the due date for such installment payment during the Renewal Term is less than the total minimum guarantee owed as of such installment due date for the Renewal Term, Licensee shall pay to Licensor on such installment due date the difference between the total minimum guarantee owed as of such installment due date less all prior advance payments and royalty payments made by Licensee to Licensor with respect to the Renewal Term prior to such installment due date. Licensee shall also pay to Licensor when due any royalty payments due with respect to sales of Licensed Products made during the last quarter of the Renewal Term and the sell off period to the extent that such royalty payments exceed the difference between the minimum guarantee for the Renewal Term less all prior advance payments and royalty payments made by Licensee to Licensor with respect to the Renewal Term.

(c)   **Periodic Statements**. Within twenty (20) days after the end of the calendar quarter in which the initial shipment of Licensed Products is made, and thereafter within twenty (20) days after the end of each calendar quarter, Licensee shall furnish to Licensor (in a form to be supplied by Licensor, or in the absence thereof, in a form acceptable to Licensor) complete and accurate statements certified to be accurate by Licensee showing the number, description, gross sales price, itemized deductions from gross sales price, and the Net Sales of each Licensed Product sold by Licensee and any returns made during the period, together with a computation of the royalties due. Licensee shall provide such statements to Licensor whether or not any of the Licensed Products have been sold during said period. All information shall be shown separately for each country within the Territory. Licensee agrees that royalty reports will indicate clearly (by name or character or similar description) the Licensed Products sold and will be given in sufficient detail to enable Licensor to separate royalties by Licensed Products. It is understood that timely rendering of all statements required hereunder is essential under the terms of this Agreement.

(d)   **Royalty Payments**. Licensee shall remit the royalties due for each calendar quarter within twenty (20) days after the end of each calendar quarter, and payment shall be made with the statement rendered for that quarter. The receipt or acceptance by Licensor of any of the statements hereunder, or any royalties paid hereunder, or the cashing of any royalty check paid hereunder, shall not preclude Licensor from questioning the correctness thereof at any time. In the event that any inconsistencies or mistakes are discovered in such statements or payments, they shall immediately be rectified by Licensee and Licensee shall make appropriate payment to the Licensor within fifteen (15) days of such discovery.

(e)   **Records and Audits**. At its principal place of business, Licensee shall keep and maintain accurate records of the transactions underlying the statements to be furnished hereunder. Licensee shall allow representatives of Licensor during office hours, upon reasonable notice and at reasonable intervals (not to exceed two times per calendar year), to audit and make copies of such records for the purpose of ascertaining the correctness of such statements. If any such audit shall disclose any deficiency of five percent (5%) or more, Licensee shall pay, in addition to such deficiency, the actual and reasonable cost of such audit. Upon demand of Licensor, not to exceed two times per calendar year, Licensee shall at its own expense furnish to Licensor a detailed statement signed and verified by Licensee's chief financial officer showing the number, description, gross sales price, itemized deductions from gross sales price and Net Sales of the Licensed Products covered by this Agreement distributed and/or sold by Licensee (and any of its affiliated, associated, or subsidiary companies) up to the date of Licensor's demand. All books of account and records shall be kept available for at least three (3) years after the termination or expiration of this Agreement.

(f)   **Payments**. Until otherwise instructed in writing by Licensor, all payments of royalties hereunder including advance payments and minimum guarantees, shall be made in the currency set forth in Schedule I to the order of "Agent", as defined in Schedule J, or to any other party designated by Licensor in writing. In the event Licensee fails to make any payment due hereunder in a timely manner, any such late payment shall bear interest at the rate of the twelve (12%) per annum calculated from the date such payment was due until the date such payment is received by Licensor or by any other party designated by Licensor in writing.

5.   **LICENSED PRODUCTS, QUALITY AND APPROVALS**:

In order to ensure that the Licensed Products are consistent with the values, mission and purposes of Licensor and consistent with the protection of the good will in the Property, Licensee agrees as follows:

(a)   **General Quality.** Licensee agrees that the Licensed Products shall:

(i) be of high standard and of such style, appearance and quality so as to protect and enhance the Property and the good will pertaining thereto;

(ii) meet Licensor's quality standards and specifications; and

2

(iii) be manufactured, sold, distributed, advertised, and promoted in accordance with all applicable U.S. and foreign federal, state and local laws, regulations, and ordinances.

(b) **Preapproval of Licensed Products & Related Materials.** Before distributing, selling, advertising, or promoting each of the Licensed Products, Licensee shall deliver to Licensor, for each of the Licensed Products, free of cost, for Licensor's written approval, the following in the order listed:

(i) sketches;

(ii) finished artwork and final proofs;

(iii) pre-production samples or strike-offs;

(iv) the number of post-production samples of each Licensed Product as set forth in Schedule K; and

(v) all other finished cartons, labels, containers, packing and wrapping material, and similar materials upon which the Property appears (collectively the "Related Materials"). For purposes of this Agreement, Licensor's approval shall include the approval of any other parties who may have contractual rights in the Licensed Products and the Related Materials. At the time of initial shipment of each of the Licensed Products, Licensee shall deliver to Licensor fifteen (15) samples of each such Licensed Product.

(c) **Packaging/Components.** Licensor shall have the right to approve how each of the Licensed Products is packaged, and shall have the right to approve which Licensed Products and other products may be packaged together.

(d) **Additional Samples.** In addition to the samples provided to Licensor pursuant to Paragraph 5(b), Licensor may request, from time to time, up to twelve (12) samples per year, individual random samples of each Licensed Product and the Related Materials.

(e) **Notices.** Licensee shall cause to appear on or within each Licensed Product and all Related Materials the notice set forth in Schedule G, or other notice specified by Licensor.

(f) **Advertising, Promotional and Display Materials.** Before finalizing, using or distributing any advertising, promotional, display or other similar materials bearing the Property, Licensee shall deliver same to Licensor for its prior written approval.

(g) **Approvals.** All items requiring approval pursuant to this Paragraph 5 shall be delivered to Licensor. Licensor shall use reasonable commercial efforts to approve or disapprove all items submitted within ten (10) business days of the receipt of such items by Licensor. Each item submitted by Licensee shall be deemed disapproved by Licensor if Licensee has not received the written approval of Licensor of the item in question within twenty (20) days after its receipt by Licensor.

6. **ARTWORK AND OWNERSHIP OF PROPERTY**:

(a) **Artwork.** Licensor shall provide to Licensee, free of charge, one set of digital artwork supplied on CD-ROM (depicting some, but not necessarily all, of the Property) that Licensor generally makes available to its merchandise licensees. All artwork and related material on said CD-Rom as well as any original artwork and designs created by Licensee or under Licensee's authority and involving the Property, (notwithstanding their invention, creation, or use by Licensee), shall be and remain the property of Licensor; and Licensor shall be entitled to use the same and to license the use of same by others without restriction. Licensee agrees that any such artwork and Related Materials shall be considered "work made for hire" as that term is defined in The Copyright Act of 1976, as a work created as a contribution to a collective work, a supplementary work, a compilation, or otherwise; provided, however, that if and to the extent any such artwork and Related Materials shall not be considered "work for hire", Licensee hereby assigns any and all of its right, title, and interest in such artwork and related materials to Licensor and shall take all steps reasonably necessary to assist Licensor to effectuate such assignment.

(b) **Ownership of Property.**

(i) Licensee recognizes all of Licensor's rights and interests in and to the Property, and that all use of the Property licensed hereunder inures to the benefit of Licensor or its grantor(s). Licensee shall not take any action which may harm or adversely affect Licensor's rights or goodwill in the Property, including without limitation using or registering a name or mark which is identical to or confusingly similar to any name or mark included in the Property, and, further, Licensee shall not during the Term or at any time after expiration or termination of this Agreement, challenge the validity of Licensor's ownership of the Property.

(ii) No right, title, or interest, in and to the property except the license interest granted by Paragraph 1 hereof, is transferred by this Agreement. Licensee hereby assigns, transfers and conveys to Licensor or its grantor(s) all trademarks, service marks, trade dress, copyrights, equities, good will, titles or other rights in and to the Property which may have been obtained by Licensee or which may have vested in Licensee as a result of its activities under this Agreement, and Licensee will, at Licensor's expense in connection with the preparation thereof, execute any instruments reasonably requested by Licensor to confirm the foregoing, including the documents referenced in Paragraph 9 of this Agreement. No consideration other than the mutual covenants and consideration of this Agreement shall be necessary for any such assignment, transfer or conveyance.

(iii) Licensor shall acquire no right, title or interest in or to any trademarks, service marks, trade dress and/or copyrights owned by Licensee and used by Licensee in connection with the Property ("Licensee IP"), which rights to such Licensee IP shall be and remain those of Licensee.

7.   EXPLOITATION BY LICENSEE:

As a result of entering into this Agreement with Licensee, Licensor may be foregoing other opportunities and, accordingly:

(a)   **Channels of Distribution.**

(i) Licensee shall diligently and continuously manufacture, sell, distribute, advertise, and promote the Licensed Products during the Term, and shall make and maintain adequate arrangements for the distribution of the Licensed Products solely to the Channels of Distribution set forth in Schedule M. Licensee shall offer the Licensed Products for sale in substantial quantities by the marketing date specified in Schedule H, with delivery within a reasonable time thereafter, including at least one of the Licensed Products in each of the categories listed in Schedule B.

(ii) If, at any time thereafter, Licensee for a period of three (3) consecutive months has failed to sell any of the Licensed Products (or any class or category of the Licensed Products) covered hereunder to any of the Channels of Distribution set forth in Schedule M, Licensor, in addition to all other remedies available to it hereunder, may terminate this license with respect to such Licensed Products or class or category thereof which have not been sold during such period by giving written notice of termination to such effect to Licensee. Such written notice of termination shall become effective thirty (30) days thereafter with respect to any Licensed Products (or any class of category of the Licensed Products) that has not been sold within said thirty (30) day cure period.

(b)   **Sale/Distribution.** With regard to the sale and distribution of the Licensed Products covered by this Agreement, Licensee agrees as follows:

(i) Licensee shall sell and distribute the Licensed Products outright and not on an approval, consignment, or guaranteed sale or return basis;

(ii) except with the prior written consent of Licensor, Licensee shall not directly or indirectly sell or distribute the Licensed Products for Promotional Purposes (defined below).

(iii) except with the prior written consent of Licensor, Licensee will not use, or knowingly permit the use of, the Licensed Product as a Premium (defined herein). The term "Premium" includes, but is not limited to, free or self-liquidating items offered to the public in conjunction with the sale or promotion of a product or service, including traffic building or continuity visits by the consumer/customer, or any similar scheme or device, the prime intent of which is to use the Licensed Product(s) in such a way as to promote, publicize and/or sell the products, services, or business image of the third party company or manufacturer. "Premium" also includes distribution of the Licensed Products for retail sale through distribution channels offering earned discounts or "bonus" points based upon the extent of usage of the offeror's product or service; and

(iv) in the event that any sale is made at a special price to any of Licensee's subsidiaries or to any other person, firm or corporation related in any manner to Licensee, or its officers, directors, or major stockholders, there shall be a royalty paid on such sales based upon the price generally charged the trade by Licensee.

Licensor specifically reserves the sole and exclusive right unto itself to use, manufacture, sell, and/or directly or indirectly distribute, or license third parties to use, manufacture, sell, and/or distribute, products similar to or the same as the Licensed Products, which may use all, some, or none of the Property, for Promotional Purposes. "Promotional Purposes" shall be defined to include any of the following, regardless of whether the product(s) is given away free or a fee is charged to the end consumer: promotions including on-pack promotions, in-pack promotions, instant win games, tours or exhibitions; and any other premium or promotion; any giveaway; any sweepstakes or contest; any mail order; any movie, video, or show, or record-related promotion, premium, or publicity; or any other similar type of publicity. Licensee specifically acknowledges that Licensor may exercise its rights contained in this concurrently with the rights exercised to Licensee under this Agreement;

(c)   **Distributors.** Licensee shall advise all of its distributors of the Channels of Distribution set forth above. Licensee shall be liable for any sale by such distributors or, of Licensed Products outside of the Channels of Distribution set forth in Schedule M.

(d)   **Suggested Retail Price.** Licensee agrees to keep Licensor, at Licensor's request, advised of the wholesale and suggested retail prices at which Licensee sells the Licensed Products covered hereunder.

(e)   **Sales to Licensor.**   Licensee agrees to sell to Licensor such reasonable quantities of the Licensed Products as Licensor shall request at a rate at least as low and on as good terms as Licensee sells similar quantities of the Licensed Products to the general trade.

8.   LICENSOR'S LIMITED WARRANTY:

(a)   **Limited Warranty.**   Licensor represents and warrants that (i) Licensor controls all such rights and interest in the Property as are required to permit Licensor to enter into this Agreement and grant the rights herein granted (ii) and the Property does not infringe upon the copyrights, trademarks or other intellectual property rights of any third party.

(b)   **Licensor Indemnity.**   Licensor shall indemnify Licensee and shall defend Licensee against, and hold Licensee harmless from, all claims, liabilities, suits, losses, damages, and expenses (including reasonable attorneys' fees) brought by a third party against Licensee arising out of or relating to any breach or alleged breach by Licensor of any of its duties, obligations, representations and warranties set forth herein.

(c)   **LIMITATION ON WARRANTY**. ASIDE FROM THE WARRANTIES NOTED ABOVE, LICENSOR DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTY, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE PROPERTY. EXCEPT FOR ANY LIABILITY OF LICENSOR PURSUANT TO PARAGRAPH 8(b), IN NO EVENT SHALL LICENSOR BE LIABLE FOR ANY MATTER WHATSOEVER RELATING TO (1) THE USE BY LICENSEE OF THE PROPERTY, OR (2) THE MANUFACTURING, MARKETING, ADVERTISING, DISTRIBUTION, SALE AND/OR PROVISION BY LICENSEE OF ANY PRODUCTS AND/OR SERVICES UNDER OR IN CONNECTION WITH THE PROPERTY.   NOTWITHSTANDING ANYTHING HEREIN OR IN ANY OTHER AGREEMENT BETWEEN THE PARTIES, REGARDLESS OF THE TYPE OF CLAIM, LICENSOR SHALL NOT BE LIABLE TO LICENSEE FOR ANY INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT, EVEN IF INFORMED THAT THEY MAY OCCUR.

9.   PROTECTION OF LICENSOR'S RIGHTS:

(a)   **Infringements by Third Parties.**   Licensee shall promptly notify Licensor in writing of any infringements, improper usage or imitations of the Property on Licensed Products similar to those covered by this Agreement which may come to Licensee's attention. Licensor shall have the sole right to commence and/or defend a legal action or negotiate a settlement relating to any alleged infringement of the Property. Licensee shall not institute any suit or take any actions on account of any such infringements, improper usages or imitations without first obtaining the written consent of the Licensor.   Licensee shall use its best efforts to give Licensor all reasonable assistance and cooperation in any such legal action including, but without limitation, executing reasonably necessary documents and giving reasonably necessary testimony to permit Licensor, in its own name and/or on behalf of Licensee or jointly, to commence or defend the legal action. If Licensor wishes to commence litigation in the name of Licensee or name Licensee as a party to such suit, Licensor shall obtain Licensee's prior written approval, such approval not to be unreasonably withheld. Any reasonable out of pocket costs incurred by Licensee in rendering such assistance requested by Licensor shall be paid for or reimbursed by Licensor. Licensor shall be entitled to any recovery or damages collected as a result of such legal action or negotiated settlement.   No settlement by Licensor shall impose a monetary liability on Licensee without Licensee's consent to such settlement.

(b)   **Alleged Infringements by Licensor.**   With respect to any claim or suit that Licensor is not possessed of such right, title, and interest in the Property as to be entitled to grant this license to Licensee, Licensor shall have the option to undertake and conduct the defense of any suit so brought and no settlement of any such claim or suit shall be made without the prior written consent of Licensor. Licensee agrees to cooperate fully with Licensor in any such action. Any reasonable out of pocket costs incurred by Licensee in rendering such assistance requested by Licensor shall be paid for or reimbursed by Licensor.

(c)   **Copyright Documents**.   At Licensor's sole cost and expense, Licensee agrees to assist Licensor with protecting Licensor's Property, including without limitation, executing the form of Copyright Assignment attached hereto as Exhibit B, which form shall be signed by Licensee simultaneously with Licensee's execution of this Agreement.

10.   LICENSEE WARRANTY AND INDEMNITY:

(a)   **Licensee Warranty**.   Licensee expressly warrants that it is authorized to enter into this Agreement. Licensee further represents and warrants that Licensee and its affiliates, shall assume full responsibility for all acts, omissions and misrepresentations by Licensee, its affiliates, agents, employees and third party manufacturers arising out of or relating to:

(i) any and all uses of the Property, (subject to any Licensor liability pursuant to Paragraph 8(b) above); and

(ii) the manufacture, distribution, sale and advertisement of the Licensed Products.

(b)   **Licensee Indemnity.**   Licensee shall indemnify Licensor and shall defend Licensor against, and hold Licensor harmless from, all claims, liabilities, suits, losses, damages, and expenses (including reasonable attorneys' fees) brought by a third party against

Licensor arising out of or relating to any breach or alleged breach by Licensee of any of its duties, obligations, representations and warranties set forth herein, including, without limitation, claims based on:

(i) any alleged or actual unauthorized use of any intellectual property right (including, but without limitation, any copyright, patent, trademark, or other intellectual property right) by Licensee in connection with the Licensed Products (except for claims that the Property infringes any copyright, patent, or trademark); or

(ii) any alleged or actual defect in the Licensed Products (including, but without limitation, any claim of product liability);

(iii) any alleged or actual act or omission by Licensee or Licensee's agents, third party manufacturers or employees (whether wrongful, negligent, or otherwise) in connection with the Licensed Products or this Agreement: or

(iv) Licensee's or any third party's design, manufacture, distribution, shipment, advertising, promotion or sale of the Licensed Products or the packaging material.

(c) **Defense**. Upon notice from Licensor, Licensee shall undertake the defense of any such claim or suit. In such event, Licensor shall have the right

(i) to approve the attorney selected by Licensee, such approval not to be unreasonably withheld;

(ii) to be kept informed at all times about such claim or suit; and

(iii) to approve any settlement offer or agreement (other than one solely for money damages where Licensee pays the full amount of such settlement), such approval not to be unreasonably withheld.

Notwithstanding the above, Licensor shall have the right to defend any such action with attorneys of its own selection.

As used in this paragraph 10 only, "Licensor" shall also include the grantor(s), officers, directors, employees and agents (including 4Kids Entertainment Licensing, Inc. and affiliates) of Licensor and its affiliates and the officers, directors and employees of any other indemnitees. This indemnity shall survive the termination or expiration of this Agreement.

11.   INSURANCE:

(a)   **Type of Insurance/Amount.** During the Term and any Renewal Term, Licensee shall obtain and maintain, at its own expense, comprehensive general liability insurance (including products' liability insurance) and advertisers liability, from an insurance company acceptable to Licensor, providing adequate protection for Licensee against any claims, liabilities, suits, losses, damages and expenses arising out of or relating to the circumstances set forth in Paragraphs 10 and 20(c), in the minimum annual amount of U.S. One Million and no/100 Dollars (U.S. $1,000,000) per occurrence with no deductible and in the annual aggregate amount of U.S. Two Million and no/100 Dollars (U.S. $2,000,000), with no deductible. Such insurance shall remain in full force during the Term, any Renewal Term, and for a period of three (3) years thereafter.

(b) **Certificate/Additional Insured.** Simultaneously with the execution of this Agreement by Licensee, and thereafter as requested by Licensor, Licensee shall provide Licensor and Agent with a certificate of insurance (the original or a translation of which must be provided in English) evidencing such insurance. Licensor and Agent shall be named as additional insureds on such insurance coverage. Such certificate shall provide for ten (10) days notice to Licensor from the insurer by certified or registered mail, return receipt requested, of any modification, cancellation or termination.

12.   LIMITATION OF LIABILITY: IN NO EVENT SHALL LICENSOR BE LIABLE TO LICENSEE FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL OR INDIRECT DAMAGES OF ANY KIND (INCLUDING, WITHOUT LIMITATION, LOSS OF PROFIT) WHETHER OR NOT LICENSOR WAS ADVISED OF THE POSSIBILITY OF SUCH LOSS, HOWEVER CAUSED, WHETHER FOR BREACH OR REPUDIATION OF CONTRACT, BREACH OF WARRANTY OR NEGLIGENCE. ANY LIABILITY OF LICENSOR FOR ANY AND ALL CAUSES OF ACTION WITH RESPECT TO THIS AGREEMENT AND THE RIGHTS GRANTED HEREIN SHALL BE LIMITED TO THE AMOUNT OF ROYALTIES PAID BY LICENSEE TO LICENSOR HEREUNDER.

13.   DEFAULT AND TERMINATION:

(a)   **Bankruptcy**. This Agreement may be terminated by Licensor, in its sole discretion to the fullest extent permitted by law at the time of the occurrence, if:

(i) a petition in bankruptcy is filed by or against Licensee, or if Licensee becomes insolvent, or makes an assignment for the benefit of its creditors or an arrangement pursuant to any bankruptcy law; or

(ii) Licensee discontinues its business or if a receiver is appointed for it or its business.

(b)   **Licensee Infringement.**   This Agreement may be terminated by Licensor, in its sole discretion, if Licensee becomes subject to or otherwise involved in any claim or lawsuit of the kind set forth in Paragraph 10 herein, which in the sole judgment of Licensor materially interferes with Licensee's ability to perform its duties and obligations hereunder or harms the reputation of Licensor or the Property.

(c)   **Unapproved Merchandise/ Unapproved Distribution.**   In the event that Licensee ships or sells any Licensed Product that has not been fully approved in writing by Licensor (including written approval of Licensor for the Related Materials) or in the event that Licensee sells, or any distributor of Licensee sells, Licensed Products outside of the Channels of Distribution set forth on Schedule M, Licensor shall have the right to terminate this Agreement immediately by delivering a written notice to Licensee. In addition to Licensor's rights and remedies at law or in equity or pursuant to this Agreement which rights and remedies shall be deemed to be cumulative and in addition to the rights and remedies set forth herein, Licensee agrees to pay Licensor as liquidated damages and not as penalty a royalty of twenty five (25%) of Net Sales of all such unapproved Licensed Products that have been sold or on any Licensed Products sold outside the Channels of Distribution set forth on Schedule M. Licensee further agrees to pay Licensor for the cost of an audit to determine the quantity of unapproved Licensed Products sold by Licensee or Licensed Products sold outside the Channels of Distribution set forth on Schedule M. Licensee shall also immediately cease and desist from selling such unapproved Licensed Products and shall recall all such unapproved Licensed Products from wholesalers and retailers. Licensee shall also immediately recall any Licensed Products sold in any unauthorized Channels of Distribution from such unauthorized distributors or retailers.

(d)   **Assignment Without Consent**. This Agreement may be terminated by Licensor in its sole discretion, immediately upon written notice if Licensee voluntarily or involuntarily breaches Paragraph 20 of this Agreement.

(e)   **Failure to Distribute.** Licensor shall have the right to terminate this Agreement as provided in and in accordance with Paragraph 7 in the event Licensee fails to distribute the Licensed Products as required by Paragraph 7.

(f)   This Agreement may be terminated by Licensor in its sole discretion, in the event Licensee becomes subject to a voluntary or involuntary order or notice of any governmental agency involving the recall of any Licensed Product or packaging material because of safety, health or other hazards of risk to the public.

(g)   **Other Breach**.   In addition to the other events of default and termination set forth above in this Paragraph 13, this Agreement may be terminated by Licensor if Licensee breaches any other covenant or fails to perform any of its other obligations under the terms of this Agreement and Licensee fails to remedy such breach within thirty (30) days of Licensee's receipt of Licensor's written notice of breach; provided however, that with regard to any failure or breach relating to Licensee's obligations with respect to copyright, trademark or service mark notices, monetary payments or royalty statements, Licensee's cure period shall be fifteen (15) days from Licensee's receipt of Licensor's written notice of breach.

14.   **EFFECT OF TERMINATION:**

(a)   **Termination of Right to Sell**.   In the event this license is terminated as provided above in Paragraph 13, Licensee, its receivers, representatives, trustees, agents, administrators, successors, and/or assigns shall have no right to sell, exploit, or in any way deal with or in any Licensed Products or any Related Material. Termination of the license under the provisions of this Agreement shall be without prejudice to any rights which Licensor may otherwise have against Licensee.

(b)   **Royalties and Minimum Guarantee Due on Termination.**   Upon termination of this license, all royalties on sales theretofore made shall become immediately due and payable; no advances against royalties shall be repayable; and the balance of any minimum royalty shall be immediately due and payable.

(c)   **Reversion of Rights**. Upon or after the expiration or termination of this license, all rights granted to Licensee hereunder shall forthwith revert to Licensor, and Licensee shall refrain from further use of the Property or any further reference to it, direct or indirect, or anything deemed by Licensor to be similar to the Property in connection with the manufacture, sale, distribution, or promotion of Licensee's products, except as provided in Paragraph 16 and Licensee shall deliver to Licensor all Related Materials and advertising or promotional materials related to the Property.

15.   **FINAL STATEMENT UPON TERMINATION OR EXPIRATION:** Sixty (60) days before the expiration of this Agreement and, in the event of its termination, ten (10) days after receipt of notice of termination or the happening of the event which terminates this Agreement where no such notice is required, a statement showing the number and description of Licensed Products covered by this Agreement on hand or in process shall be furnished by Licensee to Licensor. Licensor shall have the right to take a physical inventory to ascertain or verify such inventory and statement, and refusal by Licensee to submit to such physical inventory by Licensor shall forfeit Licensee's right to dispose of such inventory, Licensor retaining all other legal and equitable rights Licensor may have in the circumstances.

16.   **DISPOSAL OF STOCK UPON TERMINATION OR EXPIRATION:**

(a)　　**Sell-Off**. After termination or expiration of this Agreement, (unless such termination by Licensor is due to a default or material breach of this Agreement by Licensee), Licensee may dispose of approved Licensed Products covered by this Agreement which are on hand or in process at the time notice of termination is received or upon the expiration date,(it being agreed that Licensee may not produce quantities of additional Licensed Products during the last three (3) calendar quarters that are in excess of the then current demand for such Licensed Products) for the sell-off period set forth in Schedule L on a [*****] basis, provided Licensee is not in breach or otherwise in default under this Agreement. All applicable royalties shall be paid on Licensed Products sold during the sell-off period within twenty (20) days following the expiration of the sell-off period. If this Agreement is terminated by Licensor due to a default or material breach by Licensee, Licensee shall not have any right to sell-off any Licensed Products.

(b)　　**Faulty Copyright or Trademark Notices**. Notwithstanding anything to the contrary herein, if Licensor terminates this Agreement due to the failure of Licensee to comply with Paragraph 5 Licensee shall not manufacture, sell, or dispose of any Licensed Products covered by this license after its expiration or its termination.

(c)　　**Inventory.** Licensor may, at its sole discretion, purchase any or all of Licensee's remaining inventory during or after the sell-off period at a price equal to the cost of manufacture.

17.　　**LICENSOR'S REMEDIES**: Licensee acknowledges that its failure (except as otherwise provided herein) to cease the manufacture, sale, distribution, advertising, or promotion of the Licensed Products covered by this Agreement or any class or category thereof at the termination or expiration of this Agreement or any portion thereof may result in immediate and irreparable damage to Licensor and to the rights of any subsequent licensee. Licensee acknowledges and admits that there is no adequate remedy at law for such failure to cease manufacture, sale, distribution, advertising, or promotion, and Licensee agrees that in the event of such failure, Licensor shall be entitled to equitable relief by way of temporary and permanent injunctions and such other and further relief as any court of competent jurisdiction may deem just and proper.

18.　　**NOTICES:** All notices and statements required under this Agreement shall be in writing addressed to the parties at the addresses above, unless notification of a change of address is given in writing. All notices shall be sent by:

> (i) registered mail, return receipt requested;
> (ii) overnight courier (e.g. Express Mail, Federal Express); or
> (iii) telefax or e-mail with a follow up copy by regular mail.

All statements of account may be sent by regular mail. The date of mailing shall be deemed the date the notice or statement is received by a party.

19.　　**RELATIONSHIP BETWEEN THE PARTIES:** Neither party shall represent itself as the agent or legal representative of the other party for any purpose whatsoever, and neither party shall have the right to create or assume any obligation of any kind, express or implied, for or on behalf of the other party in any way whatsoever. This Agreement shall not create or be deemed to create any agency, partnership, or joint venture between the parties.

20.　　**NO ASSIGNMENT OR SUBLICENSE:**

(a)　　**No Assignment**.   This Agreement is personal to Licensee and may not be sold, assigned, delegated, sublicensed or otherwise transferred or encumbered, in whole or in part, including without limitation, by operation of law, without the prior written consent of Licensor, which consent may be withheld by Licensor in its sole discretion. For purposes of determining whether an assignment of this Agreement by Licensee (but not by Licensor) has occurred under this Paragraph 20, a merger of Licensee into another business entity or a merger of another business entity into Licensee; the sale or transfer of more than fifty percent (50%) of the stock of Licensee or substantially all of Licensee's assets, shall be deemed an assignment requiring notice to, and the prior written consent of, Licensor, which consent may be withheld by Licensor in its sole discretion. Any attempted sale, assignment, delegation, sublicense or other transfer in violation of the preceding sentences shall be deemed null and void, and of no effect, and in such event, notwithstanding anything in this Agreement to the contrary, Licensor shall have the immediate, unqualified right to terminate this Agreement in addition to all other rights and remedies it may obtain due to Licensee's breach.

(b)　　**Licensor Assignment**. This Agreement may be assigned by Licensor upon written notice to Licensee but without any consent, provided, however, that any such assignment shall not release the Licensor from its obligations to the Licensee under this Agreement.

(c)　　**Third Party Manufacturer**. Nothing herein shall be deemed to prevent Licensee from causing the Licensed Products to be manufactured by third parties subject to and in accordance with the terms and conditions of this Agreement on condition that Licensee shall indemnify Licensor against any loss or damage arising as a result of any breach by any third party manufacturer of Licensee's obligations under the Agreement or otherwise arising out of acts, omissions or misrepresentations by any third party manufacturer in derogation of Licensor's rights in and to the Property. If any manufacturing of the Licensed Products shall be conducted outside the Territory, in addition to any other obligations under this Agreement, Licensee shall advise Licensor in advance of the name, address and manufacturing location and any third party contractors shall sign the "Manufacturer's Agreement" set forth in Exhibit A annexed hereto.

(d)   **Successors and Assigns**. Subject to the restrictions against assignment provided above, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

21.   **FORCE MAJEURE:** The inability of Licensee to commence or complete its obligations hereunder by the dates herein required resulting from delays caused by strikes, picketing, insurrection, acts of God, war, emergencies, shortages, or unavailability of materials, limitations imposed by exchange control regulations or foreign investments regulations, or other causes beyond Licensee's reasonable control, except Licensee's obligation to remit royalty payments, shall excuse performance during the continuation thereof and extend the period for the performance of the obligations for the period equal to the period(s) of any such delay(s). Notwithstanding the foregoing, in the event performance by Licensee is suspended for three (3) consecutive months in accordance with this Paragraph 21, then Licensor may, by written notice to Licensee, elect to terminate this Agreement without any liability for either Licensor or Licensee.

22.   **ENTIRE AGREEMENT:** This Agreement is intended by the parties as a final and complete expression of their agreement with respect to the subject matter hereof, and supersedes any and all prior and contemporaneous agreements and understandings relating to it.

23.   **MODIFICATION AND WAIVER:** This Agreement may not be modified and none of its terms may be waived, except in writing signed by both parties. The failure of either party to enforce, or the delay by either party in enforcing, any of its rights shall not be deemed a continuing waiver or a modification of this Agreement.

24.   **SEPARABILITY:** If any part of this Agreement shall be declared invalid or unenforceable by a court of competent jurisdiction, it shall not affect the validity of the balance of this Agreement, provided, however, that if any provision of this Agreement pertaining to the payment of monies to Licensor shall be declared invalid or unenforceable, Licensor shall have the right, at its sole option, to terminate this Agreement upon giving not less than ten (10) days written notice to Licensee.

25.   **GOVERNING LAW/JURISDICTION:** The parties agree that this Agreement shall be governed by the laws of the State of New York, or where applicable, the laws of the United States as interpreted by federal courts in the state of New York, as to all matters, without giving effect to the principles of conflicts of law. Licensor and Licensee agree that any judicial proceeding brought against any of the parties to this Agreement arising from this Agreement or any matter related hereto may be brought in the State Courts situated in New York, New York, or in the United States District Court Southern District of New York, located in New York, New York. Licensee, by execution of this Agreement, hereby accepts for itself the non-exclusive jurisdiction of the aforesaid courts. Licensee further appoints _____, as its agent to receive on its behalf service of process in any such proceeding covered by Paragraph 25. The foregoing consent to jurisdiction and appointment of agent for service of process shall not constitute a general consent to service of process in the State of New York for any purpose except as provided in this Paragraph 25 and shall not be deemed to confer rights on any person other than the parties to this Agreement.

26.   **COMPLIANCE WITH LAWS:** Each party agrees that it will at all times comply with all applicable laws and regulations. Without limiting the generality of the foregoing, neither party will export, re-export, transfer or make available, directly or indirectly, any regulated items or information to:

(a)   anyone outside of the United States in violation of any export laws and regulations of the United States or

(b)   otherwise in violation of any laws and regulations of any country or organizations of nations within whose jurisdiction either party may operate or do business. Licensee shall seek and obtain at its sole expense any necessary regulatory consents and approvals with respect to the manufacture or sale of the Licensed Products from any country or organizations of nations outside of the United States within whose jurisdiction Licensee may operate or do business.

27.   **COUNTERPARTS:** Counterpart copies of this Agreement may be executed for the convenience of the parties, and each counterpart shall de deemed to be an original instrument.

28.   **PARAGRAPH HEADINGS:** The headings of the Paragraphs are for convenience only and in no way limit or affect the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed as of the day and year first above written.

LICENSOR: **LICENSEE:**

THE CAT FANCIERS' ASSOCIATION, INC.   Eternal Image, Inc.

By_____

By:_____

Name:_____

Name:_____

Title:_____

Title:_____

Date:_____

Date:_____

THE CAT FANCIERS' ASSOCIATION
Merchandise License Agreement
SCHEDULE PAGE

Schedules Annexed to the License Agreement dated as of January 31, 2007, between The Cat Fanciers' Association ("Licensor") and Eternal Image, Inc. ("Licensee").

Schedule A: **The Property:** The characters, artwork, trademarks, logos, designs and visual representations associated with THE CAT FANCIERS' ASSOCIATION.

Schedule B: **Licensed Products:** [*****] license for funerary line of CFA branded urns.

Schedule C: **Territory:** US, its territories and possessions; and Canada

Schedule D: **Term:**   January 31, 2007 through December 31, 2010

　　　　　　　　　Renewal Term: N/A

Schedule E: **Royalty Rate:** [*****]

Schedule F: **Minimum Royalty during the Term:**

　　　　　　　　　[*****]

　　　　　　　　　No cross-collateralization permitted between Canada and other Territories.

　　　　　　　　　U.S. and Canadian royalties must be reported separately.

　　　　　　　　　Minimum Royalty during the Renewal Term:

　　　　　　　　　Advance Payment (due on first day):　　　　　　N/A

　　　　　　　　　Minimum Guarantee (due by end of the Renewal Term):　　　N/A

THE CAT FANCIERS' ASSOCIATION
Merchandise License Agreement
SCHEDULE PAGE

Schedule G: **Notice:**

For Merchandising:

Licensor will advise Licensee of the correct copyright and trademark notices during the art approval stage.

Schedule H: **Marketing Date:**   September 2007

                  Ship Date: November 2007

Schedule I: **Currency:**   **US DOLLARS**

Schedule J: **Agent's Name and Address:**

4Kids Entertainment Licensing, Inc.

1414 Avenue of the Americas-6th Floor

New York, NY 10019

Schedule K: **Number of Samples of Each Licensed Product:**   **15 of each**

Schedule L: **Sell-Off Period:**   90 Days

Schedule M: **Channels of Distribution:**   **Mass Retailers Funeral Homes**

Contract #5344

EXHIBIT A
Manufacturer's Agreement

The Licensor: Cat Fanciers' Association

The Licensee: Eternal Image, Inc.
Contract No.:   5344

Expiration Date: License agreement and this Manufacturer's Agreement (unless sooner terminated or extended) will expire on:
                               December 31, 2010

The Licensed Products: Funerary line of CFA branded urns.

The Property: Cat Fanciers' Association

Name and address
of Manufacturer:

Territory of Manufacture:

Territory of Shipment: US, its territories and possessions; and Canada

In order to induce Licensor to consent to the manufacture of the Licensed Products by the undersigned for the Licensee by ensuring that the Licensed Products are consistent with the values, mission and purpose of Licensor and consistent with the protection of the good will in the Property, the undersigned agrees that (unless otherwise authorized by the Licensor, under a similar manufacturer's agreement for another Licensee):

1)   It will not manufacture the Licensed Products to the order of anyone but the Licensee, will invoice only the Licensee and will not ship to anyone other than the Licensee or Licensee's customers.

2)   It will not subcontract production of the Licensed Products or components which contain the Property without the prior written consent of the Licensor.

3)   It will not without the prior written consent of the Licensor manufacture merchandise utilizing any of the copyrighted material and/or trademarks owned by the Licensor other than the Licensed Products.

4)   It will permit the authorized representative of the Licensor to inspect its activities and premises, books of account and invoices relevant to the manufacture and supply of the Licensed Products.

5)   It will not publish or cause the publication of pictures of the Licensed Products in any publication or promotional material, nor advertise the fact that it is permitted to manufacture the Licensed Products.

6)   It will not take any action anticipated to harm or adversely affect Licensor's rights or related goodwill in the Property, nor will it challenge the validity of or Licensor's ownership of the Property, either during the term of this Manufacturer's Agreement or thereafter.

7)   It will not use any name or mark, other than those included in the Property as permitted hereunder, which is identical to or confusingly similar to any name or mark included in the Property in the manufacture, distribution, sale and/or advertisement or any goods or services.

8)   It will not register or use in any country any name or mark identical to or confusingly similar to any name or mark included in the Property.

9)   Upon expiration or termination of the License Agreement, or upon notification by the Licensor, the undersigned manufacturer will immediately cease manufacturing the Licensed Products and deliver to the Licensor or its authorized representative evidence that the Property has been removed from any molds, plates or other devices used to produce the Licensed Products, or in the event removal is not practical or effective, that such molds or plates have been destroyed.

Agreed to and accepted: Agreed to and accepted:

Manufacturer   Cat Fanciers' Association ("Licensor")

_____   _____
Name   Name

_____   _____
Title   Title

13

EXHIBIT B

COPYRIGHT ASSIGNMENT

FOR: THE CAT FANCIERS' ASSOCIATION MERCHANDISE & PROMOTIONAL ITEMS

This agreement is between Cat Fanciers' Association, P.O. Box 1005 Manasquan, NJ 10016 ("Licensor") and the company listed below ("Company").

At the request of Licensor or 4Kids Entertainment Licensing, Inc. ("4Kids"), 1414 Avenue of the Americas, New York, NY 10019, Company has designed or may design artwork and other materials (hereinafter the "Work(s)") for one or more of the following items: licensed products, merchandise and promotional items that are owned, licensed to and/or otherwise the property of Licensor.

Company, for good and valuable consideration, the receipt of which is hereby acknowledged, confirms that all copyrights in and to the Works, on a worldwide basis, are the property of Licensor, and does hereby sell, assign and transfer to Licensor all right, title and interest in and to all such copyrights, including all copyrights obtained from Company's contractors and including any rights of renewal and rights to apply for and secure registrations of such copyrights. At Licensor's request and expense, Company will fully cooperate with Licensor and will sign any documents reasonably requested by Licensor which may be necessary to seek, maintain and enforce Licensor' copyrights in the Works. In the event Company utilizes any independent contractors ("Contractor(s)") to work on the Works, such Contractor(s) shall be required to sign documents confirming that Contractors' assignment is a work made for hire and that all of Contractors' right, title and interest in and to the Works is owned by Company.

For each Work listed above, this Assignment shall be effective as of the day such Work was completed.

Company: **Eternal Image, Inc.**

By: _____
(Signature)

Name: _____

Title: _____

Date: _____

Exhibit 10.22

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road MI 48334
Lender: Devon Block of 18 Via Monarca St. Dana Point, CA 92629

Principal Amount: $100,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Devon Block at such address as may be provided in writing to Eternal Image, the principal sum of one hundred thousand ($100,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 102,538.47.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Devon Block without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Devon Block may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Devon Block in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Devon Block. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$100,000.00
Interest Rate	10
Start Date	2008-05-27
End Date	2008-08-31
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$2,538.47
Balance on End Date	$102,538.47

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 27th day of May, 2008.

SIGNED, SEALED, AND DELIVERED this 27th day of May, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

(signature of witness)

WITNESS DETAILS:

Name: Donna Shatter

Address: 38610 Brandmill

Farmington Hills MI 48331

Clint Mytych
Eternal Image – Chief Executive Officer

James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.23

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road   Farmington Hills, MI 48334

Lender: ▆▆▆▆▆▆ of 7275 Summit Ridge   Brighton, MI 48116

Principal Amount: $10,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Scott Stolz at such address as may be provided in writing to Eternal Image, the principal sum of ten thousand ($10,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 10,253.84

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Scott Stolz without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Scott Stolz may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Scott Stolz in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Scott Stolz. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$10,000.00
Interest Rate	10
Start Date	2008-06-10
End Date	2008-09-13
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$253.84
Balance on End Date	$10,253.84

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this ~~27~~th day of ~~May~~, 2008.
" June

SIGNED, SEALED, AND DELIVERED this 9th day of June, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties ~~in this~~ document.

(signature of witness)

WITNESS DETAILS:
Name: Donna Shetter
Address: 28800 Orchard Lk Rd Suite 180
Farmington Hills, MI 48334

Clint Mytych
Eternal Image – Chief Executive Officer

James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.24

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road   Farmington Hills, MI 48334

Lender: ~~████████████~~ of 5555 River Ridge Brighton, MI 48116

Principal Amount: $15,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to David M. MacKool at such address as may be provided in writing to Eternal Image, the principal sum of fifteen thousand ($15,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 15,380.76

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to David M. MacKool without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then David M. MacKool may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by David M. MacKool in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and David M. MacKool. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$15,000.00
Interest Rate	10
Start Date	2008-06-10
End Date	2008-09-13
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$380.76
Balance on End Date	$15,380.76

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this ~~27th~~ 11 day of ~~May~~ June, 2008.

SIGNED, SEALED, AND DELIVERED this 9th day of June, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

[signature]
(signature of witness)

WITNESS DETAILS:
Name: Donna Shetter
Address: 28800 Orchard Lk Rd Suite 130
Farmington Hills, MI 48334

[signature]
Clint Mytych
Eternal Image – Chief Executive Officer

[signature]
James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.25

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road   Farmington Hills, MI 48334

Lender: ~~████████~~ of 15 Daytona Drive   Laguna Niguel, CA 92677

Principal Amount: $50,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Dorenda Boggs at such address as may be provided in writing to Eternal Image, the principal sum of fifty thousand ($50,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 51,269.24

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Dorenda Boggs without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Dorenda Boggs may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Dorenda Boggs in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Dorenda Boggs. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$50,000.00
Interest Rate	10
Start Date	2008-06-09
End Date	2008-09-12
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$1,269.24
Balance on End Date	$51,269.24

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 27th day of May, 2008.

SIGNED, SEALED, AND DELIVERED this 9th day of June, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

Donna Shatter

(signature of witness)

WITNESS DETAILS:

Name: Donna Shatter

Address: 28800 Orchard Lk Rd Suite 130 Farmington Hills, MI 48331

Clint Mytych
Eternal Image – Chief Executive Officer

James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.26

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road   Farmington
Hills, MI 48334
Lender: ~~Alan R. Fisher of~~ 5349 Hidden Pines Drive Brighton, MI
48116

Principal Amount: $20,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Alan R. Fisher at such address as may be provided in writing to Eternal Image, the principal sum of twenty thousand ($20,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 20,507.68

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Alan R. Fisher without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Alan R. Fisher may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Alan R. Fisher in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Alan R. Fisher. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$20,000.00
Interest Rate	10
Start Date	2008-06-10
End Date	2008-09-13
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$507.68
Balance on End Date	$20,507.68

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 27th day of May, 2008.

11   June

SIGNED, SEALED, AND DELIVERED
this 9th day of June, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

(signature of witness)

WITNESS DETAILS:
Name: _Donna Shatter_
Address: _28800 Orchard Lk Rd Suite 130_
Farmington Hills, MI 48334

Clint Mytych
Eternal Image – Chief Executive Officer

James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.27

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road   Farmington Hills, MI 48334

Lender: ~~Ralph Mizrahi~~ of 2100 W. 76th Street Suite 305 Hialeah, FL 33016

Principal Amount: $15,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Ralph Mizrahi at such address as may be provided in writing to Eternal Image, the principal sum of fifteen ($15,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 15,380.76

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Ralph Mizrahi without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Ralph Mizrahi may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Ralph Mizrahi in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Ralph Mizrahi. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$15,000.00
Interest Rate	10
Start Date	2008-06-10
End Date	2008-09-13
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$
Balance on End Date	$15,380.76

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 10th day of June, 2008.

It   June

SIGNED, SEALED, AND DELIVERED
this 10th day of June, 2008 in front of the
person below who is over 18 years of age
and not involved with the contents of this
document or related to any of the parties
in this document.

Donna Shutter
(signature of witness)

WITNESS DETAILS:
Name: *Donna Shutter*
Address: *28800 Orchard Lk Rd Suite 130*
Farmington Hills, MI 48334

Clint Mytych (signature)

Clint Mytych
Eternal Image – Chief Executive
Officer

James R Parliament (signature)

James R Parliament
Eternal Image – Chief Financial
Officer

Exhibit 10.28

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road   Farmington Hills, MI 48334

Lender: *John Howkins and Beryl Howkins, joint owners with right of survival abbreviated JOWROS* of 3000 Trilogy. Milford, MI 48381

Principal Amount: $60,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to *John Howkins and Beryl Howkins, joint owners with right of survival abbreviated JOWROS* at such address as may be provided in writing to Eternal Image, the principal sum of sixty thousand ($60,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 62,821.64

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to *John Howkins and Beryl Howkins, joint owners with right of survival abbreviated JOWROS* without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then *John Howkins and Beryl Howkins, joint owners with right of survival abbreviated JOWROS* may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by *John Howkins and Beryl Howkins, joint owners with right of survival abbreviated JOWROS* in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and *John Howkins and Beryl Howkins, joint owners with right of survival abbreviated JOWROS.* Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$62,821.64	
Interest Rate	20	
Start Date	2008-07-11	
End Date	2008-10-11	
CALCULATED RESULTS:		
Number of Days	96	
Number of Interest Days	96	
Total Interest	$2,821.64	
Balance on End Date	$62,821.64	

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 10th day of July, 2008.

SIGNED, SEALED, AND DELIVERED
this 10th day of July, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

(signature of witness)

WITNESS DETAILS:
Name: Donna Shatter
Address: 28800 Orchard Lk Rd Suite 170
Farmington Hills, MI 48334

Clint Mytych
Eternal Image – Chief Executive Officer

James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.29

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road   Farmington Hills, MI 48334
Lender: Daniel Richard of 3547 Clubside Circle. Boca Raton, Florida 33496

Principal Amount: $20,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Daniel Richard at such address as may be provided in writing to Eternal Image, the principal sum of twenty thousand ($20,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 20,507.68

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Daniel Richard without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Daniel Richard may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Daniel Richard in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Daniel Richard. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$20,000.00
Interest Rate	10
Start Date	2008-08-7
End Date	2008-10-7
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$507.68
Balance on End Date	$20,507.68

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 6th day of August, 2008.

SIGNED, SEALED, AND DELIVERED
this 6th day of August, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

(signature of witness)

WITNESS DETAILS:
Name: _Donna Shaffer_
Address: _28800 Orchard Lk Rd suite 150_
Farmington Hills, MI 48334

Clint Mytych
Eternal Image – Chief Executive Officer

James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.30

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road Suite 130; Farmington Hills, MI 48334

Lender: David Hough of 512 Adams. Hillsboro, IL 62049

Principal Amount: $7,500

1. FOR VALUE RECEIVED, Eternal Image promises to pay to David Hough at such address as may be provided in writing to Eternal Image, the principal sum of seven thousand five hundred (7,500.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 7,598.63

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to David Hough without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then David Hough may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by David Hough in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and David Hough. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$7,598.63
Interest Rate	10
Start Date	2008-09-15
End Date	2008-12-15
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$98.63
Balance on End Date	$7,598.63

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 15th day of September, 2008.

SIGNED, SEALED, AND DELIVERED this 15th day of September, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

Donna Shatter

(signature of witness)

WITNESS DETAILS:

Name: Donna Shatter

Address: 28800 Orchard Lake Rd Farmington Hills MI 48334

Clint Mytych
Eternal Image – Chief Executive Officer

James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.31

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road Suite 130; Farmington Hills, MI 48334

Lender: ▓▓▓▓▓▓▓▓▓▓▓▓ of 8 Cameo Crest; Laguna Niguel, CA 92677

Principal Amount: $10,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Robin Martindale at such address as may be provided in writing to Eternal Image, the principal sum of ten hundred thousand (10,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 10,253.84.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Robin Martindale without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Robin Martindale may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Robin Martindale in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Robin Martindale. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$10,000.00
Interest Rate	10
Start Date	2008-06-18
End Date	2008-09-21
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$2,538.47
Balance on End Date	$10,253.84

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 18th day of June, 2008.

SIGNED, SEALED, AND DELIVERED
this 18th day of June, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

(signature of witness)

WITNESS DETAILS:
Name: _Donna Shetter_
Address: _28800 Orchard Lake Rd Suite 180_
Farmington Hills MI 48334

Clint Mytych
Eternal Image – Chief Executive Officer

James R Parliament
Eternal Image – Chief Financial Officer

Exhibit 10.32

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road Suite 130;
Farmington Hills, MI 48334
Lender: Robert Reiner of 2550 Woodside. Beach Wood, OH 44122

Principal Amount: $10,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Robert Reiner at such address as may be provided in writing to Eternal Image, the principal sum of ten hundred thousand (10,000.00) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 10,253.84.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Robert Reiner without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Robert Reiner may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Robert Reiner in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Robert Reiner. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$10,000.00
Interest Rate	10
Start Date	2008-08-19
End Date	2008-11-19
CALCULATED RESULTS:	
Number of Days	96
Number of Interest Days	96
Total Interest	$2,538.47
Balance on End Date	$10,253.84

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 19th day of August, 2008.

SIGNED, SEALED, AND DELIVERED
this 19th day of August, 2008 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

(signature of witness)

WITNESS DETAILS:
Name: DONNA SHATTER
Address: 28800 Orchard Lake Rd
Farmington Hills, MI
48331

Clint Mytych
Eternal Image – Chief Executive
Officer

James R Parliament
Eternal Image – Chief Financial
Officer

Exhibit 10.33

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road Suite 130
Farmington Hills, MI 48334
Lender: Emerald Asset Advisors of 425 Broad Hollow. Melville,
NY 11747

Principal Amount: $50,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Emerald Asset Advisors at such address as may be provided in writing to Eternal Image , the principal sum of fifty thousand ($50,000.00) USD, with 20% interest payable on the unpaid principal.

2. This Note will be repaid in full within 58 days or October 31, 2008. The amount to be paid is $ 51,469.77.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Emerald Asset Advisors without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Emerald Asset Advisors may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Emerald Asset Advisors in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Emerald Asset Advisors. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$50,000.00
Interest Rate	20%
Start Date	2008-09-03
End Date	2008-10-31
CALCULATED RESULTS:	
Number of Days	58
Number of Interest Days	58
Total Interest	$ 1,469.77
Balance on End Date	$ 51,469.77

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 3rd day of September, 2008.

SIGNED, SEALED, AND DELIVERED this 3rd day of September, 2008 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

Donna Shatter

(signature of witness)

WITNESS DETAILS:

Name: Donna Shatter

Address: 28800 Orchard Lk Rd

Farmington Hills MI 48334

Clint Mytych

Eternal Image – Chief Executive Officer

James R Parliament

Eternal Image – Chief Financial Officer

Exhibit 10.34

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road MI 48334
Lender: Coastal Investments - 125 Broad Hollow Road - Suite 115
Melville, New York 11747

Principal Amount: $250,000

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Coastal Investments at such address as may be provided in writing to Eternal Image , the principal sum of two hundred fifty thousand ($250,000.00) USD, with 20% interest payable on the unpaid principal.

2. This Note will be repaid in full within 90 days. The amount to be paid is $ 261,756.83.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Coastal Investments without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Coastal Investments may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Coastal Investments in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Coastal Investments. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$250,000.00
Interest Rate	20
Start Date	2008-03-18
End Date	2008-06-18
CALCULATED RESULTS:	
Number of Days	92
Number of Interest Days	92
Total Interest	$11,756.83
Balance on End Date	$261,756.83

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 18th day of March, 2008.

SIGNED, SEALED, AND DELIVERED
this 18th day of March, 2008 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

(signature of witness)

WITNESS DETAILS:
Name: Donna Shatter
Address: 28800 Orchard Lake Rd Suite 180
Farmington Hills MI 48334

Clint Mytych
Eternal Image – Chief Executive
Officer

James R Parliament
Eternal Image – Chief Financial
Officer

Exhibit 10.35

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road Suite 130
Farmington Hills, MI 48334
Lender: James Parliament of 4286 Warrington. Wixom, MI 48393

Principal Amount: $44,860.65

1. FOR VALUE RECEIVED, Eternal Image promises to pay to James Parliament at such address as may be provided in writing to Eternal Image , the principal sum of forty three thousand, nine hundred sixty five dollars and sixty five cents ($43,965.65) USD, with 10% interest payable on the unpaid principal.

2. This Note will be repaid in full within 58 days or October 31, 2008. The amount to be paid is $ 45,135.42.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to James Parliament without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then James Parliament may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by James Parliament in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will ensure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and James Parliament. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. Payment Calculations

Amount on Start Date	$43,965.65
Interest Rate	10%
Start Date	2008-09-03
End Date	2008-10-31
CALCULATED RESULTS:	
Number of Days	58
Number of Interest Days	58
Total Interest	$ 1,169.77
Balance on End Date	$ 45,135.42

IN WITNESS WHEREOF Eternal Image has duly affixed his signature under seal on this 3rd day of September, 2008.

SIGNED, SEALED, AND DELIVERED
this 3rd day of September, 2008 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

(signature of witness)

WITNESS DETAILS:
Name: Donna Shotter
Address: 28800 Orchard Lake Suite 130
Farmingto Hills MI 48334

Clint Mytych
Eternal Image – Chief Executive
Officer

James R Parliament
Eternal Image – Chief Financial
Officer

Exhibit 10.36

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road MI 48334

Lender: Clint Mytych

Principal Amount:	$29,750.32

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Clint Mytych at such address as may be provided in writing to Eternal Image , the principal sum of twenty-nine thousand, seven hundred fifty and thirty-two hundredths ($29,750.32) USD, with interest payable on the unpaid principal at the rate of 5 percent per annum, calculated yearly not in advance.

2. This Note will be repaid in 24 consecutive monthly installments of $1,305.19 each on the First day of each month commencing 6/1/2007 with the balance then owing under this Note being paid at the end of its term.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Clint Mytych without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Clint Mytych may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Clint Mytych in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Clint Mytych. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. EI has the option to pay off early without penalty

IN WITNESS WHEREOF the parties have duly affixed their signatures under seal on this ___8___ day of May, 2007.

SIGNED, SEALED, AND DELIVERED
this _____ day of May, 2007 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

_____
(signature of witness)

WITNESS DETAILS:
Name: W. N. Popravsky Jr.
Address: 41117 PARK Forest CT.
Novi, MI 48375

_____
Eternal Image

SIGNED, SEALED, AND DELIVERED
this ___8___ day of May, 2007 in front of
the person below who is over 18 years of
age and not involved with the contents of
this document or related to any of the
parties in this document.

_____
(signature of witness)

WITNESS DETAILS:
Name: W. N. Popravsky Jr.
Address: 41117 PARK Forest CT
Novi, MI 48375

_____
Clint Mytych

Exhibit 10.37

PROMISSORY NOTE

Borrower: Eternal Image of 28800 Orchard Lake Road MI 48334
Lender: Donna Shatter

Principal Amount: $41,856.47

1. FOR VALUE RECEIVED, Eternal Image promises to pay to Donna Shatter at such address as may be provided in writing to Eternal Image , the principal sum of forty-one thousand, eight hundred fifty-six and forty-seven hundredths ($41,856.47) USD, with interest payable on the unpaid principal at the rate of 5 percent per annum, calculated yearly not in advance.

2. This Note will be repaid in 24 consecutive monthly installments of $1,836.30 each on the first day of each month commencing 6/1/2007 with the balance then owing under this Note being paid at the end of its term.

3. At any time while not in default under this Note, Eternal Image may pay the outstanding balance then owing under this Note to Donna Shatter without further bonus or penalty.

4. Notwithstanding anything to the contrary in this Note, if Eternal Image defaults in the performance of any obligation under this Note, then Donna Shatter may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

5. This Note will be construed in accordance with and governed by the laws of the State of Michigan.

6. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

7. All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by Donna Shatter in enforcing this Note as a result of any default by Eternal Image , will be added to the principal then outstanding and will immediately be paid by Eternal Image .

8. This Note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of Eternal Image and Donna Shatter. Eternal Image waives presentment for payment, notice of non-payment, protest and notice of protest.

9. EI has the option to pay off early without penalty

IN WITNESS WHEREOF the parties have duly affixed their signatures under seal on this ___8___ day of May, 2007.

SIGNED, SEALED, AND DELIVERED
this _____ day of May, 2007 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

James R Parliament
(signature of witness)

✗ _____

WITNESS DETAILS:

Name: _____

Address: _____

_____

James R Parliament
Eternal Image

SIGNED, SEALED, AND DELIVERED
this _____ day of May, 2007 in front of the person below who is over 18 years of age and not involved with the contents of this document or related to any of the parties in this document.

(signature)
(signature of witness)

WITNESS DETAILS:
Name: _W. N. Poprawsky Jr._
Address: _41117 Park Forest Ct_
Novi, MI 48375

Donna Shatter
Donna Shatter

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1/A, Amendment #2 of our report dated July 30, 2008 with respect to the audits of the financial statements of Eternal Image, Inc. as of December 31, 2007 and 2006 and for the two-years ended December 31, 2007. We also consent to the reference of our firm under the "Experts" and "Selected Financial Data" in the prospectus.

/s/

Demetrius & Company, L.L.C.

Wayne, New Jersey
October 2, 2008